Filed Pursuant to Rule 424(b)(3)

Registration No. 333-221249

December 5, 2017

Dear Stockholder:

Your vote is very important.

You are invited to attend a special meeting of stockholders (the “special meeting”) of First Commons Bank, N.A. to be held on January 17, 2018, at 10:00 a.m., local time, at Tartufo Restaurant, 22 Union Street, Newton Centre, Massachusetts. As is customary with our stockholder meetings, breakfast will be available before the meeting beginning at 8:30 a.m. in our Newton branch for those who wish to attend. The special meeting is being held to approve, among other things, the merger of First Commons Bank, N.A. with Brookline Bank, a subsidiary of Brookline Bancorp, Inc. (the “merger”) pursuant to the Agreement and Plan of Merger (the “merger agreement”) by and among Brookline Bancorp, Inc., Brookline Bank, and First Commons Bank dated as of September 20, 2017.

Pursuant to the merger agreement, if the merger agreement and the merger are approved by the holders of at least two-thirds of the shares of First Commons Bank common stock outstanding and entitled to vote at the special meeting and the merger is subsequently completed, each outstanding share of First Commons Bank common stock will be converted into the right to receive a number of shares of Brookline Bancorp common stock.  This conversion will be pursuant to an exchange ratio to be calculated by dividing $16.70 per share by the 10-day volume weighted average stock price of Brookline Bancorp common stock for the period ending on the fifth business day prior to the closing date (the “measurement period”), subject to the limitations set forth below.

•      If the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period is less than $13.19 per share, the exchange ratio will be fixed at 1.266.  Under this scenario, stockholders of First Commons Bank will receive Brookline Bancorp common stock and cash in lieu of fractional shares with an implied value per share equal to 1.266 multiplied by the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period.

•      If the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period is between $13.19 per share and $15.33 per share, the exchange ratio will float so that stockholders of First Commons Bank will receive Brookline Bancorp common stock and cash in lieu of fractional shares with an implied value per share equal to $16.70 per share of First Commons Bank common stock as of the measurement period.

•      If the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period is greater than $15.33 per share, the exchange ratio will be fixed at 1.089.  Under this scenario,  stockholders of First Commons Bank will receive Brookline Bancorp common stock and cash in lieu of fractional shares with an implied value per share equal to 1.089 multiplied by the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period.

No fractional shares of Brookline Bancorp common stock will be issued in connection with the merger. Instead, each First Commons Bank stockholder will receive an amount of cash, in lieu of any fractional share, based on the 10-day volume weighted average stock price of Brookline Bancorp common stock as reported on NASDAQ for the measurement period, rounded to the nearest whole cent.

If the measurement period had ended on September 19, 2017, the last full trading day immediately preceding the date of the merger agreement, the 10-day volume weighted average stock price of Brookline Bancorp common stock would have been $14.26 per share, and First Commons Bank stockholders would have received Brookline Bancorp common stock and cash in lieu of fractional shares in the merger with an implied value per share equal to $16.70.  If the measurement period had ended on December 4, 2017, the most recent practicable date prior to the mailing of this proxy statement/prospectus, the 10-day volume weighted average stock price of Brookline Bancorp common stock would have been $15.77, and First Commons Bank stockholders would have received Brookline Bancorp common stock and cash in lieu of fractional shares in the merger with an implied value per share equal to $17.17.

First Commons Bank has the right to terminate the merger agreement if the 10-day volume weighted average stock price of Brookline Bancorp common stock as reported on NASDAQ for the measurement period is less than $11.40 per share and Brookline Bancorp common stock underperforms the NASDAQ Bank Index by more than 20% between September 20, 2017, the date of the merger agreement, and the last day of the measurement period.  If First Commons Bank exercises this termination right, Brookline Bancorp will have the option to increase the amount of Brookline Bancorp common stock and, if applicable, cash to be provided to First Commons Bank stockholders such that the implied value of the exchange ratio would be equivalent to the minimum implied value that would have avoided triggering the termination right described above. If Brookline Bancorp elects to increase the exchange ratio pursuant to the preceding sentence, no termination will occur.

Brookline Bancorp may elect at any time through the second business day after the special meeting to pay up to 50% of the merger consideration in cash at $16.70 per share.  If Brookline Bancorp chooses to pay a portion of the merger consideration in cash, First Commons Bank stockholders may elect to receive either Brookline Bancorp common stock, $16.70 in cash, or a combination of Brookline Bancorp common stock and cash, subject to the allocation and pro ration procedures set forth in the merger agreement.  Brookline Bancorp common stock is traded on NASDAQ under the symbol “BRKL.”

After careful consideration, our board of directors unanimously approved the merger agreement and determined that the transactions provided for in the merger agreement are advisable to, and in the best interests of, First Commons Bank and our stockholders. Our board of directors unanimously recommends that you vote “FOR” approval of the merger agreement and the merger and “FOR” the adjournment proposal, if necessary, as discussed in the attached proxy statement/prospectus.

Your vote is important, regardless of the number of shares of First Commons Bank common stock you own. We cannot complete the merger unless the merger agreement and the merger are approved by the affirmative vote of the holders of at least two-thirds of the shares of First Commons Bank common stock outstanding and entitled to vote at the special meeting.

The attached proxy statement/prospectus provides you with detailed information about the special meeting, the merger agreement and the merger. A copy of the merger agreement is attached as Annex A to the proxy statement/prospectus. We encourage you to read the proxy statement/prospectus and the merger agreement carefully and in their entirety, including the section titled “Risk Factors,” beginning on page 26.  Whether or not you expect to attend the special meeting in person, we urge you to submit a completed proxy as promptly as possible.  You may submit your completed proxy by voting online at http://www.investorvote.com/IRSF, by mail in the enclosed postage-paid envelope, by scanning and emailing it to proxymail@firstcommonsbank.com, or by voting by telephone at 1-800-652-VOTE (8683).  If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction form furnished to you by your broker, bank or other nominee. Do not send your stock certificates with the proxy card. You will receive an election form with instructions for delivering your stock certificates under separate cover.

On behalf of our board of directors, thank you for your continued support and interest in First Commons Bank. I look forward to seeing you at the special meeting.

Sincerely,

Anthony G. Nuzzo
Chairman, President and Chief Executive Officer
First Commons Bank, N.A.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, the issuance of the Brookline Bancorp common stock in connection with the merger or the other transactions described in this proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The proxy statement/prospectus is dated December 5, 2017 and is first being mailed to stockholders of First Commons Bank on or about December 12, 2017.

FIRST COMMONS BANK, N.A.

718 Beacon Street
Newton, Massachusetts  02459

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON JANUARY 17, 2018

To the Stockholders of First Commons Bank:

A special meeting of stockholders of First Commons Bank will be held at Tartufo Restaurant, 22 Union Street, Newton Centre, Massachusetts, on January 17, 2018 at 10:00 a.m., local time, for the following purposes:

1.                                      To consider and vote upon a proposal to approve the Agreement and Plan of Merger by and between Brookline Bancorp, Inc., Brookline Bank, and First Commons Bank, N.A. dated as of September 20, 2017 (the “merger agreement”) and the merger pursuant thereto of First Commons Bank with and into Brookline Bank, whereupon the separate corporate existence of First Commons Bank will cease (the “merger”);

2.                                      To consider and vote upon a proposal to approve one or more adjournments of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting, or at any adjournment or postponement of that meeting, to approve the merger agreement and the merger; and

3.                                      To consider and act upon such other matters as may properly come before the special meeting or any adjournment or postponement of that meeting.

The merger agreement and the proposed merger of First Commons Bank with and into Brookline Bank is more fully described in the attached proxy statement/prospectus, which you should read carefully and in its entirety before voting. A copy of the merger agreement is included as Annex A to the attached proxy statement/prospectus.

First Commons Bank has established November 27, 2017 as the record date for determining the stockholders entitled to notice of and to vote at the First Commons Bank special meeting. Only record holders of First Commons Bank common stock as of the close of business on that date will be entitled to vote at the First Commons Bank special meeting or any adjournment or postponement of that meeting. The affirmative vote of the holders of at least two-thirds of the shares of First Commons Bank common stock outstanding and entitled to vote at the special meeting is required to approve the merger agreement and the merger.

First Commons Bank’s board of directors unanimously recommends that you vote “FOR” approval of the merger agreement and the merger and “FOR” the adjournment proposal, if necessary, as described above.

All First Commons Bank stockholders are cordially invited to attend the First Commons Bank special meeting. To ensure your representation at the First Commons Bank special meeting of stockholders, please follow the voting procedures described in the accompanying proxy statement/prospectus and on the enclosed proxy card. Following these voting procedures will not prevent you from voting in person, but it will help to secure a quorum and allow your shares to be voted should anything prevent your attendance in person. Your proxy may be revoked at any time before it is voted.

BY ORDER OF THE BOARD OF DIRECTORS

Arnold D. Scott
Secretary

December 5, 2017

YOUR VOTE IS IMPORTANT!

Whether or not you expect to attend the First Commons Bank special meeting in person, First Commons Bank urges you to submit a completed proxy as promptly as possible. You may submit your completed proxy by mail in the enclosed postage-paid envelope, by scanning and emailing it to proxymail@firstcommonsbank.com, or by voting either online at http://www.investorvote.com/IRSF or by telephone at 1-800-652-VOTE (8683). If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction form furnished to you by your broker, bank or other nominee. Do not send your stock certificates with the proxy card. You will receive an election form with instructions for delivering your stock certificates under separate cover.

ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus incorporates by reference important business and financial information about Brookline Bancorp from documents that are not included in or delivered with the proxy statement/prospectus. This information is publicly available at the Securities and Exchange Commission’s (“SEC”) EDGAR website at www.sec.gov and will be made available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in the proxy statement/prospectus by requesting them in writing or by telephone from Brookline Bancorp at the following address and telephone number:

Brookline Bancorp, Inc.
131 Clarendon Street
Boston, Massachusetts 02116
(617) 425-4600
Attn: Investor Relations

If you would like to request documents, please do so by January 11, 2018 in order to receive them before the special meeting of First Commons Bank stockholders.

For a more detailed description of the information incorporated by reference in the accompanying proxy statement/prospectus and how you may obtain it, see the section of the proxy statement/prospectus titled “Where You Can Find More Information” beginning on page 99.

The accompanying proxy statement/prospectus provides a detailed description of the merger and the merger agreement. We urge you to read the proxy statement/prospectus, including any documents incorporated by reference into the proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the merger, the other meeting matters or the proxy statement/prospectus, or need assistance voting your shares, please contact Tony Nuzzo, Chairman, President and Chief Executive Officer, at (617) 243-4400.

Please do not send your First Commons Bank stock certificates at this time. You will be sent separate instructions regarding the surrender of your First Commons Bank stock certificates.

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the merger and the special meeting. These questions and answers may not address all questions that may be important to you as a stockholder. To more fully understand the merger and the special meeting, you should read this entire proxy statement/prospectus, including the materials attached as annexes, as well as the documents that have been incorporated by reference into this proxy statement/prospectus.

Unless the context otherwise requires, throughout this proxy statement/prospectus, “we,” “us” and “our” refer collectively to First Commons Bank, Brookline Bancorp and Brookline Bank. Also, we refer to the merger of First Commons Bank and Brookline Bank, as the “merger”; and the Agreement and Plan of Merger, dated as of September 20, 2017, by and between Brookline Bancorp, Brookline Bank and First Commons Bank, as the “merger agreement.”

Q:                                  Why am I receiving this proxy statement/prospectus?

A:                                   Brookline Bancorp, Brookline Bank and First Commons Bank have agreed to the acquisition of First Commons Bank by Brookline Bank under the terms of a merger agreement that is described in this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A. In order to complete the merger, First Commons Bank stockholders must vote to approve the merger agreement and the merger. First Commons Bank will hold a special meeting of holders of its common stock to obtain this required approval. This proxy statement/prospectus contains important information about the merger, the merger agreement, the First Commons Bank special meeting, and other related matters, and you should read it carefully. The enclosed voting materials for the First Commons Bank special meeting allow you to vote your shares of First Commons Bank common stock without attending the special meeting of First Commons Bank.

We are delivering this proxy statement/prospectus to you as the proxy statement for the special meeting of stockholders of First Commons Bank and the prospectus for the shares of Brookline Bancorp common stock to be issued in connection with the merger. It is a proxy statement because the First Commons Bank board of directors is soliciting proxies from stockholders to vote on the approval of the merger agreement and the merger, and your proxy will be used at the special meeting or at any adjournment or postponement of the special meeting. It is a prospectus because Brookline Bancorp will issue Brookline Bancorp common stock to the First Commons Bank stockholders who receive stock consideration in the merger, and this prospectus contains information about Brookline Bancorp common stock.

Q:                                  Why are Brookline Bancorp, Brookline Bank and First Commons Bank proposing this transaction? (pages 44 and 57)

A:                                   The Brookline Bancorp, Brookline Bank, and First Commons Bank boards of directors have each approved the merger agreement and have determined that the merger agreement and the transactions provided for thereunder, including the merger, are advisable and in the best interests of the companies’ respective stockholders. In reaching these decisions, the Brookline Bancorp, Brookline Bank and First Commons Bank boards of directors considered the terms and conditions of the merger agreement and the ancillary agreements, as well as a number of other factors.

Q:                                  What will happen in the merger? (page 63)

A:                                   In the proposed merger, First Commons Bank will merge with and into Brookline Bank. The surviving corporation in the merger will be Brookline Bank.

Q:                                  What will First Commons Bank stockholders receive in the merger? (page 63)

A:                                   Pursuant to the merger agreement, If the merger agreement and the merger are approved by the holders of at least two-thirds of the shares of First Commons Bank common stock outstanding and entitled to vote at the special meeting and the merger is subsequently completed, each outstanding share of First Commons Bank common stock will be converted into the right to receive a number of shares of Brookline Bancorp common stock. This conversion will be pursuant to an exchange ratio to be calculated by dividing $16.70 per share  by the 10-day volume weighted average stock price of Brookline Bancorp common stock as reported on NASDAQ for the period ending on the fifth business day prior to the closing date (the “measurement period”), subject to the limitations set forth below.

•      If the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period is less than $13.19 per share, the exchange ratio will be fixed at 1.266.  Under this scenario, stockholders of First Commons Bank will receive Brookline Bancorp common stock and cash in lieu of fractional shares with an implied value per share equal to 1.266 multiplied by the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period.

•      If the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period is between $13.19 per share and $15.33 per share, the exchange ratio will float so that stockholders of First Commons Bank will receive Brookline Bancorp common stock and cash in lieu of fractional shares with an implied value per share equal to $16.70 per share of First Commons Bank common stock as of the measurement period.

•      If the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period is greater than $15.33 per share, the exchange ratio will be fixed at 1.089.  Under this scenario, stockholders of First Commons Bank will receive Brookline Bancorp common stock and cash in lieu of fractional shares with an implied value per share equal to 1.089 multiplied by the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period.

Brookline Bancorp has the option to pay up to 50% of the merger consideration in cash at $16.70 per share. If Brookline Bancorp elects to pay a portion of the merger consideration in cash, you may elect to receive all cash, all Brookline Bancorp common stock, or a combination of both cash and Brookline Bancorp common stock in exchange for your shares of First Commons Bank common stock. However, the ability to receive all cash, all stock, or a combination of each will depend on the elections of other First Commons Bank stockholders. The allocation of the consideration payable to First Commons Bank stockholders in the merger will not be known until Brookline Bancorp tallies the results of the elections made by First Commons Bank stockholders, which will not occur until immediately prior to the closing of the merger.  Any election by Brookline Bancorp to pay a portion of the merger consideration in cash could affect the implied value per share that stockholders of First Commons Bank will receive for their shares of First Commons Bank common stock as well as the percentage mix of Brookline Bancorp common stock and cash they would receive in the merger.

If the measurement period had ended on September 19, 2017, the last full trading day immediately preceding the date of the merger agreement, the 10-day volume weighted average stock price of Brookline Bancorp common stock would have been $14.26 per share, and if the measurement period had ended on December 4, 2017, the most recent practicable date prior to the mailing of this proxy statement/prospectus, the 10-day volume weighted average stock price of Brookline Bancorp common stock would have been $15.77. The following table presents the exchange ratio and corresponding implied value per share to be received in exchange for each share of First Commons Bank common stock if the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period was equal to these prices and other illustrative prices set forth in the table.  The table indicates the implied value of the merger consideration for each share of First Commons Bank common stock assuming that (1) Brookline Bancorp pays 100% of the merger consideration in Brookline Bancorp common stock and (2) Brookline Bancorp elects to pay 50% of the merger consideration in Brookline Bancorp common stock and the remaining 50% of the merger consideration in cash at $16.70 per share.

		Implied Value Per Share of First Commons Bank Common Stock
10-Day Illustrative Volume Weighted Average Price	Exchange Ratio	100% Stock	50% Stock/50% Cash(1)
$12.00	1.266	$15.19	$15.95
$13.00	1.266	$16.46	$16.58
$13.19	1.266	$16.70	$16.70
$14.00	1.193	$16.70	$16.70
$14.55	1.148	$16.70	$16.70
$15.00	1.113	$16.70	$16.70
$15.33	1.089	$16.70	$16.70
$15.77	1.089	$17.17	$16.94
$16.00	1.089	$17.42	$17.06
$17.00	1.089	$18.51	$17.61

(1)         Assumes each stockholder of First Commons Bank receives merger consideration consisting of 50% Brookline Bancorp common stock and 50% cash.

In addition, First Commons Bank has the right to terminate the merger agreement if the 10-day volume weighted average stock price of Brookline Bancorp common stock as reported on NASDAQ for the measurement period is less than $11.40 per share and Brookline Bancorp common stock underperforms the NASDAQ Bank Index by more than 20% between the date of the merger agreement and the last day of the measurement period.  If First Commons Bank exercises this termination right, Brookline Bancorp will have the option to increase the merger consideration to be provided to First Commons Bank stockholders by increasing the exchange ratio pursuant to a formula set forth in the merger agreement, in which case no termination will occur.  In such case, you would receive Brookline Bancorp common stock and, if applicable, cash with an implied value equal to the minimum implied value that would have avoided triggering the termination right described above. Because this formula is dependent on the future price of Brookline Bancorp’s common stock and that of the Nasdaq Bank Index, it is not possible to determine what the adjusted exchange ratio would be at this time, but, in general, the ratio would be increased and, consequently, more shares of Brookline Bancorp common stock issued, to take into account the extent of the decline in the value of Brookline Bancorp’s common stock as compared to the changes in the value of the common stock of the Nasdaq Bank Index. See the section of this proxy statement/prospectus titled “The Merger Agreement—Termination” beginning on page 73.”

Q:                                  How many shares of Brookline Bancorp common stock will be issued to First Commons Bank stockholders in the merger? (page 40)

A:                                   Subject to the terms of the merger agreement, 100% of the merger consideration will be paid in the form of Brookline Bancorp common stock. As of November 27, 2017, there were 3,122,122 shares of First Commons Bank common stock issued and outstanding, 279,848 shares of First Commons Bank common stock reserved for issuance with respect to outstanding stock options, and 300,000 shares of First Commons Bank common stock reserved for issuance with respect to outstanding warrants. Based upon these numbers, assuming no exercise of outstanding stock options and warrants, this will result in current Brookline Bancorp stockholders owning approximately 95.4% of the combined company and First Commons Bank stockholders owning approximately 4.6% of the combined company if all of the merger consideration is paid in the form of Brookline Bancorp common stock. Brookline Bancorp has the option to elect to pay up to 50% of the merger consideration in cash. If Brookline Bancorp elects to pay 50% of the merger consideration in cash, this will result in current Brookline Bancorp stockholders owning approximately 97.7% of the combined company and First Common Bank stockholders owning approximately 2.3% of the combined company.

Q:                                  Will First Commons Bank stockholders receive the form of consideration they elect? (page 63)

A:                                   If Brookline Bancorp elects to pay a portion of the merger consideration in cash, the form of merger consideration you actually receive may differ from the form of consideration that you elect to receive. This is because the consideration to be received by each First Commons Bank stockholder would be subject to allocation procedures that are intended to ensure that a percentage designated by Brookline Bancorp of the shares of First Commons Bank common stock outstanding immediately prior to the effective time of the merger will be converted into shares of Brookline Bancorp common stock, and the remaining shares of First Commons Bank common stock will be converted into cash.

Q:                                  Will First Commons Bank stockholders receive any fractional share of Brookline Bancorp common stock as part of the merger consideration? (page 64)

A:                                   No. Brookline Bancorp will not issue any fractional shares of Brookline Bancorp common stock in the merger. Instead, Brookline Bancorp will pay you the cash value of a fractional share measured by the 10-day volume weighted average stock price of Brookline Bancorp common stock as reported on NASDAQ for the ten consecutive trading day period ending on the fifth business day prior to the closing date, rounded to the nearest whole cent.

Q:                                  If Brookline Bancorp elects to pay a portion of the merger consideration in cash, how do First Commons Bank stockholders make an election as to the form of merger consideration they wish to receive? (page 65)

A:                                   If Brookline Bancorp elects to pay a portion of the merger consideration in cash, no later than seven business days after the date of the special meeting (or such other date as Brookline Bancorp and First Commons Bank shall mutually agree), an election form and letter of transmittal for the surrender of your First Commons Bank stock certificates in exchange for the merger consideration will be mailed to you. You will also receive detailed instructions describing the procedures you must follow to make your election.

We are not making any recommendation to you as to whether you should elect to receive cash, shares of Brookline Bancorp common stock, or a combination of each in the merger. You should evaluate your own specific circumstances and investment preferences in making your election.

Q:                                  If Brookline Bancorp elects to pay a portion of the merger consideration in cash, can First Commons Bank stockholders elect to receive the merger consideration in the form of cash with respect to a portion of their First Commons Bank shares and Brookline Bancorp common stock with respect to the rest of their First Commons Bank shares? (page 65)

A:                                   If Brookline Bancorp elects to pay a portion of the merger consideration in cash, the election form and letter of transmittal will permit you, subject to the allocation procedures described in this proxy statement/prospectus, to receive at your election:

•                  all of your merger consideration in the form of cash;

•                  all of your merger consideration in the form of shares of Brookline Bancorp common stock; or

•                  a portion of your merger consideration in cash and the remaining portion in shares of Brookline Bancorp common stock.

Q:                                  If Brookline Bancorp elects to pay a portion of the merger consideration in cash, do First Commons Bank stockholders have to return the election form and letter of transmittal? (page 64)

A:                                   No, but if you do not do so by the election deadline, you will be allocated cash and/or shares of Brookline Bancorp common stock depending entirely upon the elections made by other First Commons Bank stockholders.

Q:                                  What will happen to shares of Brookline Bancorp common stock in the merger?

A:                                   Nothing. Each share of Brookline Bancorp common stock outstanding will remain outstanding as a share of Brookline Bancorp common stock.

Q:                                  What are the material federal income tax consequences of the merger to First Commons Bank stockholders? (page 87)

A:                                   In general, if you exchange all of your shares of First Commons Bank common stock for shares of Brookline Bancorp common stock, you will not recognize either gain or loss for federal income tax purposes on such exchange. If Brookline Bancorp elects to pay a portion of the merger consideration in cash, and you exchange all of your shares of First Commons Bank common stock for cash, you generally will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash received and your adjusted tax basis in your shares of First Commons Bank common stock. If you exchange some or all of your shares of First Commons Bank common stock for cash, you generally will recognize gain, but not loss, for federal income tax purposes in an amount equal to the lesser of (1) the amount of cash you receive in the merger, or (2) the amount, if any, by which the sum of the fair market value, as of the effective time of the merger, of any shares of Brookline Bancorp common stock that you receive, and the amount of cash you receive in the merger, exceeds your adjusted tax basis in your shares of First Commons Bank common stock to the extent of the cash received. Generally, any gain recognized upon the exchange will be capital gain, and any such capital gain will be long-term capital gain if you have established a holding period of more than one year for your shares of First Commons Bank common stock. Depending on certain facts specific to you, any gain could instead be characterized as ordinary dividend income.

Please carefully review the information set forth in the section titled “Material Federal Income Tax Consequences” beginning on page 87 for a description of the material federal income tax consequences of the merger. This tax treatment may not apply to all First Commons Bank stockholders. We strongly urge you to consult your own tax advisor for a full understanding of the tax consequences of the merger to you, as the tax consequences will depend upon each stockholder’s own situation.

Q:                                  What are the conditions to completion of the merger? (page 71)

A:                                   The obligations of Brookline Bancorp, Brookline Bank and First Commons Bank to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of required regulatory approvals, tax opinions and the requisite approval by First Commons Bank stockholders.

Q:                                  When do you expect the merger to be completed? (page 63)

A:                                   We will complete the merger when all of the conditions to completion contained in the merger agreement are satisfied or waived. Some of these conditions, such as the receipt of required regulatory approvals, are not entirely within our control. We currently expect to complete the merger in the first quarter of 2018; however, because the merger is subject to these conditions, we cannot predict the actual timing.

Q:                                  What First Commons Bank stockholder approvals are required to complete the merger? (page 36)

A:                                   The affirmative vote of the holders of at least two-thirds of the shares of First Commons Bank common stock outstanding and entitled to vote at the special meeting is required to approve the merger agreement and the merger.

Q:                                  Are there any First Commons Bank stockholders already committed to voting in favor of the merger agreement? (page 86)

A:                                   Yes. First Commons Bank’s directors and executive officers as of the date of the merger agreement entered into voting agreements with Brookline Bancorp requiring them to vote all of their shares in favor of approval of the merger agreement and the merger. These stockholders collectively held approximately 4.8% of the outstanding shares of First Commons Bank common stock on the record date.

Q:                                  When and where is the special meeting? (page 36)

A:                                   The special meeting of First Commons Bank stockholders will be held on January 17, 2018 at Tartufo Restaurant, 22 Union Street, Newton Centre, Massachusetts.

Q:                                  What will happen at the special meeting? (page 36)

A:                                   At the First Commons Bank special meeting, First Commons Bank stockholders will consider and vote upon a proposal to approve the merger agreement and the merger. If, at the time of the special meeting, there are not sufficient votes to approve the merger agreement and the merger, we may ask you to consider and vote upon a proposal to adjourn the special meeting, so that we can solicit additional proxies.

Q:                                  Who can vote at the special meeting? (page 36)

A:                                   Holders of record of First Commons Bank common stock at the close of business on November 27, 2017, which is the record date for the First Commons Bank special meeting, are entitled to vote at the First Commons Bank special meeting.

Q:                                  Does the First Commons Bank board of directors recommend voting in favor of the merger agreement and the merger?

A:                                   Yes. After careful consideration, the First Commons Bank board of directors unanimously recommends that First Commons Bank stockholders vote “FOR” approval of the merger agreement and the merger and “FOR” the adjournment proposal, if necessary.

Q:                                  Are there any risks that stockholders should consider in deciding whether to vote for approval of the proposals?

A:                                   Yes. You should read and carefully consider the risk factors set forth in the section of this proxy statement/prospectus titled “Risk Factors” beginning on page 26 as well as the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section of this proxy statement/prospectus titled “Special Note Regarding Forward-Looking Statements” on page 31.

Q.                                   What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in “street name”?

A.                                    If your shares are registered directly in your name with our transfer agent, Computershare, you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the special meeting or vote by proxy by one of the methods described below. If your shares are held in an account by a bank, broker or other nominee (the record holder of your shares), then you are the beneficial owner of shares held in “street name.” As the beneficial owner, you have the right to direct your record holder how to vote your shares of common stock, and the record holder is required to vote your shares of common stock in accordance with your instructions.

Q:                                  How may I vote my shares for the special meeting proposals presented in this proxy statement/prospectus? (page 36)

A:                                   Holders of record of First Commons Bank common stock may vote:

•                  Over the Internet.  You may vote online by going to the website of our tabulator, Computershare, at http://www.investorvote.com/IRSF.  Have your proxy card in hand when you access the website and follow the instructions to vote your shares. You must submit your Internet proxy before 11:59 p.m., Eastern Time, on January 16, 2018, the day before the special meeting, for your proxy to be valid and your vote to count.

•                  By Mail or Email.  You may vote by completing, signing, dating and returning the proxy card either in the enclosed postage-paid envelope or by scanning and emailing your completed proxy card to proxymail@firstcommonsbank.com. Computershare must receive your mailed or emailed proxy before 11:59 p.m., Eastern Time, on January 16, 2018, the day before the special meeting, for your proxy to be valid and your vote to count.

•                  By Telephone.  You may vote by telephone by calling 1-800-652-VOTE (8683). Have your proxy card in hand when you call and then follow the instructions to vote your shares. You must submit your telephonic proxy before 11:59 p.m., Eastern Time, on January 16, 2018, the day before the special meeting, for your proxy to be valid and your vote to count.

Q:                                  If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me? (page 37)

A:                                   No. Your broker, bank or other nominee will not vote your shares unless you provide instructions to your broker, bank or other nominee on how to vote. It is important that you provide timely instruction to your broker or bank to ensure that all shares of First Commons Bank common stock that are voted at the applicable special meeting. You should follow the voter instruction form sent to you by your broker, bank or other nominee with this proxy statement/prospectus explaining how you can vote.

Q:                                  What if I fail to submit a proxy or to instruct my broker, bank or other nominee to vote my shares? (page 37)

A:                                   If you fail to submit a proxy or to instruct your broker, bank or other nominee to vote your shares, your shares will not be voted. This will have the same effect as a vote against the proposals.

Q:                                  What do I need to do now?

A:                                   You should carefully read and consider the information contained or incorporated by reference into this proxy statement/prospectus, including its annexes. This proxy statement/prospectus contains important information about the merger, the merger agreement, Brookline Bancorp, Brookline Bank and First Commons Bank, including the historical financial information set forth in the sections of this proxy statement/prospectus titled “Selected Historical Financial Data” beginning on page 21. After you have read and considered this information, First Commons Bank stockholders are requested to submit a proxy by one of the methods described above in advance of the special meeting. Whether or not you plan to attend the special meeting in person, you are encouraged to vote as soon as possible so that your shares of common stock will be represented and voted at the special meeting. The proxy card will instruct the persons named on the proxy card to vote your shares at the special meeting as you direct. If you sign and send in a proxy card and do not indicate how you wish to vote, the proxy will be voted “FOR” all of the special meeting proposals.

Q:                                  What should I do if I receive more than one set of voting materials?

A:                                   You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your First Commons Bank shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold First Commons Bank shares. Please complete, sign, date and return each proxy card and voting instruction card that you receive, or otherwise follow the voting instructions set forth on the proxy card and voting instruction card.

Q:                                  Can I attend the special meeting and vote my shares in person? (page 36)

A:                                   Yes. Although the First Commons Bank board of directors requests that you vote your shares by proxy by one of the methods described above in advance of the special meeting, all First Commons Bank stockholders are invited to attend the First Commons Bank special meeting. First Commons Bank stockholders of record on November 27, 2017 may vote in person at the First Commons Bank special meeting. If your shares are held by a broker, bank or other nominee, then you are not the holder of record and you must contact your bank, broker or other nominee who holds your shares to obtain a broker’s proxy card and bring it with you to the special meeting, along with a bank or brokerage statement or a letter from your nominee evidencing your beneficial ownership of our stock and a form of personal identification. A broker’s proxy is not the form of proxy enclosed with this proxy statement/prospectus.

Q:                                  Can I change my vote after I have submitted a proxy? (page 38)

A:                                   Yes. If you do not hold your shares in “street name,” there are three ways you can change your vote at any time after you have submitted your proxy and before your proxy is voted at the special meeting:

•                  You may file a written revocation of the proxy with the Secretary of First Commons Bank, Arnold D. Scott, 718 Beacon Street, Newton, Massachusetts  02459;

•                  You may submit a new signed proxy card, either by mail or email bearing a later date, or by submitting a new vote over the Internet or by telephone (any earlier proxies will be revoked automatically); or

•                  You may attend the special meeting and vote in person provided that you are the holder of record of your shares and have filed a written revocation of your grant of proxy with the applicable Secretary as indicated above.

If you hold your shares in “street name” and have instructed a bank, broker or other nominee to vote your shares, you must follow the directions you receive from your bank, broker or other nominee to change your vote.

Q:                                  What happens if I sell my shares after the record date but before the special meeting?

A:                                   The record date for the special meeting is earlier than both the date of the special meeting and the date that the merger is expected to be completed. If you are a First Commons Bank stockholder and you sell or otherwise transfer your First Commons Bank shares after the record date but before the date of the First Commons Bank special meeting, you will retain your right to vote at the First Commons Bank special meeting, but you will transfer the right to receive the merger consideration to the person to whom you transferred your shares. In order to receive the merger consideration, you must hold your shares through completion of the merger.

Q:                                  Do First Commons Bank stockholders have the right to dissent and obtain the fair market value of their shares? (page 38)

A:                                   Under the National Bank Act, if the merger is completed, a stockholder of First Commons Bank who votes against approval of the merger agreement and the merger or who gives written notice to First Commons Bank at or prior to the special meeting that he or she dissents from the merger agreement and exercises appraisal rights has the right to receive the cash value of his or her shares as of the date of the special meeting as determined by a committee of three persons if such stockholder complies with the procedures set forth in Section 214a of the National Bank Act. Section 214a of the National Bank Act is attached as Annex B to this proxy statement. Please read it carefully.

Q:                                  Should First Commons Bank stockholders send in their stock certificates now? (page 39)

A:                                   No. You will receive separate written instructions for surrendering your shares of First Commons Bank common stock in exchange for the merger consideration. In the meantime, you should retain your stock certificate(s) because they are still valid. Please do not send in your stock certificate(s) with your proxy card.

Q:                                  Whom should I call with questions?

A:                                   If you have questions about the merger or the special meeting, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, First Commons Bank stockholders should contact Tony Nuzzo, Chairman, President and Chief Executive Officer, at (617) 243-4400.

Q:                                  Where can I find more information about Brookline Bancorp?

A:                                   You can find more information about Brookline Bancorp from the various sources described in the section of this proxy statement/prospectus titled “Where You Can Find More Information” beginning on page 99.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To more fully understand the merger and for a more complete description of the legal terms of the merger, you should read this entire document, including the materials attached as annexes, as well as the other documents to which we have referred you. See the section of this proxy statement/prospectus titled “Where You Can Find More Information” beginning on page 98. The page references in parentheses included in this summary will direct you to a more detailed description of each topic presented.

The Companies

Brookline Bancorp, Inc. and Brookline Bank (page 32)

Brookline Bancorp, Inc., a Delaware corporation, operates as a multi-bank holding company for Brookline Bank and its subsidiaries, Bank Rhode Island (“BankRI”) and its subsidiaries, First Ipswich Bank (“First Ipswich”) and its subsidiaries, and Brookline Securities Corp.

Brookline Bank, which includes its wholly-owned subsidiaries, BBS Investment Corp. and Longwood Securities Corp., and its 84.24%-owned subsidiary, Eastern Funding LLC, operates 25 full-service banking offices in the greater Boston metropolitan area. Brookline Bank was established as a savings bank in 1871 under the name Brookline Savings Bank. Brookline Bancorp was organized in November 1997 for the purpose of acquiring all of the capital stock of Brookline Savings Bank on completion of the reorganization of Brookline Savings Bank from a mutual savings bank into a mutual holding company structure and partial public offering. In 2002, Brookline Bancorp became fully public. In January 2003, Brookline Savings Bank changed its name to Brookline Bank.

BankRI is headquartered in Providence, Rhode Island. BankRI, which includes its wholly-owned subsidiaries, Acorn Insurance Agency, BRI Realty Corp., Macrolease Corporation, and BRI Investment Corp. and its wholly-owned subsidiary, BRI MSC Corp., operates 20 full-service banking offices in the greater Providence, Rhode Island area.

First Ipswich is headquartered in Ipswich, Massachusetts. First Ipswich, which includes its wholly-owned subsidiaries, First Ipswich Insurance Agency and First Ipswich Securities II Corp., operates 6 full-service banking offices on the north shore of eastern Massachusetts. In June 2012, the First National Bank of Ipswich converted from a national bank to a Massachusetts chartered trust company and concurrently changed its name to First Ipswich Bank.

As a commercially-focused financial institution with 51 full-service banking offices throughout greater Boston, the north shore of Massachusetts, and Rhode Island, Brookline Bancorp, through Brookline Bank, BankRI and First Ipswich, offers a wide range of commercial, business and retail banking services, including a full complement of cash management products, on-line banking services, consumer and residential loans and investment services, designed to meet the financial needs of small- to mid-sized businesses and individuals throughout central New England. Specialty lending activities including equipment financing are focused primarily in the New York and New Jersey metropolitan area.

At September 30, 2017, Brookline Bancorp had total consolidated assets of approximately $6.7 billion, loans of approximately $5.6 billion, deposits of approximately $4.8 billion and stockholders’ equity of approximately $804.8 million.

The principal executive offices of Brookline Bancorp and Brookline Bank are located at 131 Clarendon Street, Boston Massachusetts 02116, and their telephone number is (617) 425-4600.

First Commons Bank  (page 33)

First Commons Bank, N.A. is a national banking association which was organized in 2009 and is headquartered in Newton Centre, a village of Newton, Massachusetts. First Commons Bank operates its business from two banking offices located in Massachusetts. First Commons Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and commercial real estate loans, and in consumer and small business loans.

At September 30, 2017, First Commons Bank had total consolidated assets of approximately $311.4 million, loans of approximately $259.7 million, deposits of approximately $267.5 million and stockholders’ equity of approximately $35.6 million.

First Commons Bank’s principal executive offices are located at 718 Beacon Street, Newton, Massachusetts 02459, and its telephone number is (617) 243-4400.

The Special Meeting

Date, Time and Place of the First Commons Bank Special Meeting (page 36)

The special meeting of stockholders of First Commons Bank will be held at Tartufo Restaurant, 22 Union Street, Newton Centre, Massachusetts, on January 17, 2018 at 10:00 a.m., local time.

Actions to be Taken at the First Commons Bank Special Meeting (page 36)

At the First Commons Bank special meeting, First Commons Bank’s stockholders as of November 27, 2017, the record date, will be asked to vote upon a proposal to approve the merger agreement and the merger and, if necessary, a proposal to approve one or more adjournments of the First Commons Bank special meeting.

Recommendation of the First Commons Bank Board of Directors (page 44)

At a meeting on September 20, 2017, the First Commons Bank board of directors unanimously adopted and approved the merger agreement and the transactions contemplated by the merger agreement. The First Commons Bank board of directors unanimously recommends that First Commons Bank stockholders vote “FOR” the approval of the merger agreement and the merger and “FOR” the adjournment proposal, if necessary.

Record Date; Outstanding Shares; Shares Entitled to Vote (page 36)

Only holders of record of First Commons Bank common stock at the close of business on the record date of November 27, 2017 are entitled to notice of and to vote at the First Commons Bank special meeting. As of the record date, there were 3,122,122 shares of First Commons Bank common stock outstanding, held of record by approximately 372 stockholders.

Quorum; Vote Required (page 36)

A quorum of First Commons Bank stockholders is necessary to hold a valid meeting. If the holders of at least a majority of the shares of First Commons Bank common stock entitled to vote are represented in person or by proxy at the special meeting, a quorum will exist. First Commons Bank will include proxies marked as abstentions as present at the meeting in determining the presence of a quorum at the special meeting.

The affirmative vote of the holders of at least two-thirds of the shares of First Commons Bank common stock outstanding and entitled to vote at the special meeting is required to approve the merger agreement and the merger. The affirmative vote of a majority of the shares of First Commons Bank present and voting at the special meeting is required to approve the proposal to adjourn the special meeting.

Share Ownership of First Commons Bank Management; Voting Agreements (page 40)

In connection with the merger agreement, First Commons Bank’s directors and certain executive officers executed voting agreements with Brookline Bancorp under which they agreed to vote their shares in favor of the merger. As of the record date, there were 151,063 shares of First Commons Bank common stock, or approximately 4.8% of the outstanding shares, subject to the voting agreements.

Proxies, Voting and Revocation (page 36)

The First Commons Bank board of directors requests that you vote your shares by proxy per the instructions in this proxy statement/prospectus. All proxies properly delivered prior to the First Commons Bank special meeting and not revoked before the vote at the First Commons Bank special meeting will be voted at the First Commons Bank special meeting according to the instructions indicated on the proxies or, if no instructions are given, to approve the merger agreement and the merger and the adjournment proposal. If you abstain, fail to submit a proxy or to vote in person at the First Commons Bank special meeting, or do not provide your broker, bank or other nominee with instructions, as applicable, your shares of First Commons Bank common stock will not be voted on the proposals, which will have the same effect as a vote against the merger proposal but will have no effect on any proposal to adjourn or postpone the meeting.

You may revoke your proxy at any time by taking any of the following actions before your proxy is voted at the special meeting:

•                  Filing a written revocation of the proxy with the Secretary of First Commons Bank, Arnold D. Scott, 718 Beacon Street, Newton, Massachusetts  02459;

•                  Submitting a new signed proxy card, either by mail or email bearing a later date, or by submitting a new vote over the Internet or by telephone (any earlier proxies will be revoked automatically); or

•                  Attending and voting in person at the First Commons Bank special meeting provided you are the holder of record of your shares and have filed a written revocation of your grant of proxy with the Secretary of First Commons Bank as indicated above.

Appraisal Rights (page 38 )

Under the National Bank Act, if the merger is completed, a stockholder of First Commons Bank who votes against approval of the merger agreement and the merger or who gives written notice to First Commons Bank at or prior to the special meeting that he or she dissents from the merger agreement and exercises appraisal rights has the right to receive the cash value of his or her shares as of the date of the special meeting as determined by a committee of three persons if such stockholder complies with the procedures set forth in Section 214a of the National Bank Act. Section 214a of the National Bank Act is attached as Annex B to this proxy statement. Please read it carefully.

The Merger

Structure of the Merger (page 63)

Brookline Bancorp, Brookline Bank and First Commons Bank entered into the merger agreement on September 20, 2017. The merger agreement provides for the merger of First Commons Bank with and into Brookline Bank. The surviving bank in the merger will be Brookline Bank.

The proposed merger will occur following approval of the proposal to approve the merger agreement and the merger by the stockholders of First Commons Bank and satisfaction or waiver of all other conditions to the merger, including regulatory approvals. The merger agreement is attached to this document as Annex A. We encourage you to read the merger agreement in its entirety because it is the legal document that governs the merger.

Merger Consideration for First Commons Bank Stockholders (page 63)

If the merger agreement and the merger are approved by the holders of at least two-thirds of the shares of First Commons Bank common stock outstanding and entitled to vote at the special meeting and the merger is subsequently completed, each outstanding share of First Commons Bank common stock will be converted into the right to receive a number of shares of Brookline Bancorp common stock pursuant to an exchange ratio to be calculated by dividing $16.70 per share  by the 10-day volume weighted average stock price of Brookline Bancorp common stock as reported on NASDAQ for the measurement period, subject to the limitations set forth below.

•                  If the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period is less than $13.19 per share, the exchange ratio will be fixed at 1.266. Under this scenario, stockholders of First Commons Bank will receive Brookline Bancorp common stock and cash in lieu of fractional shares with an implied value per share equal to 1.266 multiplied by the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period.

•                  If the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period is between $13.19 per share and $15.33 per share, the exchange ratio will float so that stockholders of First Commons Bank will receive Brookline Bancorp common stock and cash in lieu of fractional shares with an implied value per share equal to $16.70 per share of First Commons Bank common stock as of the measurement period.

•                  If the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period is greater than $15.33 per share, the exchange ratio will be fixed at 1.089. Under this scenario, stockholders of First Commons Bank will receive Brookline Bancorp common stock and cash in lieu of fractional shares with an implied value per share equal to 1.089 multiplied by the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period.

No fractional shares of Brookline Bancorp common stock will be issued in connection with the merger. Instead, each First Commons Bank stockholder will receive an amount of cash, in lieu of any fractional share, based on the 10-day volume weighted average stock price of Brookline Bancorp common stock as reported on NASDAQ for the measurement period, rounded to the nearest whole cent.

Brookline Bancorp has the option to pay up to 50% of the merger consideration in cash at $16.70 per share.  If Brookline Bancorp elects to pay a portion of the merger consideration in cash, stockholders may elect to receive all cash, all Brookline Bancorp common stock, or a combination of both cash and Brookline Bancorp common stock in exchange for your shares of First Commons Bank common stock. However, the ability to receive all cash, all stock, or a combination of each will depend on the elections of other First Commons Bank stockholders. The allocation of the consideration payable to First Commons Bank stockholders in the merger will not be known until Brookline Bancorp tallies the results of the elections made by First Commons Bank stockholders, which will not occur until immediately prior to the closing of the merger.  Any election by Brookline Bancorp to pay a portion of the merger consideration in cash could affect the implied value per share that stockholders of First Commons Bank will receive for their shares of First Commons Bank common stock as well as the percentage mix of Brookline Bancorp common stock and cash they would receive in the merger.

If the measurement period had ended on September 19, 2017, the last full trading day immediately preceding the date of the merger agreement, the 10-day volume weighted average stock price of Brookline Bancorp common stock would have been $14.26 per share, and if the measurement period had ended on December 4, 2017, the most recent practicable date prior to the mailing of this proxy statement/prospectus, the 10-day volume weighted average stock price of Brookline Bancorp common stock would have been $15.77. The following table presents the exchange ratio and corresponding implied value per share to be received in exchange for each share of First Commons Bank common stock if the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period was equal to these prices and other illustrative prices set forth in the table.  The table indicates the implied value of the merger consideration for each share of First Commons Bank common stock assuming that (1) Brookline Bancorp pays 100% of the merger consideration in Brookline Bancorp common stock and (2) Brookline Bancorp elects to pay 50% of the merger consideration in Brookline Bancorp common stock and the remaining 50% of the merger consideration in cash at $16.70 per share.

		Implied Value Per Share of First Commons Bank Common Stock
10-Day Illustrative Volume Weighted Average Price	Exchange Ratio	100% Stock	50% Stock/50% Cash(1)
$12.00	1.266	$15.19	$15.95
$13.00	1.266	$16.46	$16.58
$13.19	1.266	$16.70	$16.70
$14.00	1.193	$16.70	$16.70
$14.55	1.148	$16.70	$16.70
$15.00	1.113	$16.70	$16.70
$15.33	1.089	$16.70	$16.70
$15.77	1.089	$17.17	$16.94
$16.00	1.089	$17.42	$17.06
$17.00	1.089	$18.51	$17.61

(1)         Assumes each stockholder of First Commons Bank receives merger consideration consisting of 50% Brookline Bancorp common stock and 50% cash.

In addition, First Commons Bank has the right to terminate the merger agreement if the 10-day volume weighted average stock price of Brookline Bancorp common stock as reported on NASDAQ for the measurement period is less than $11.40 per share and Brookline Bancorp common stock underperforms the NASDAQ Bank Index by more than 20% between the date of the merger agreement and the last day of the measurement period.  If First Commons Bank exercises this termination right, Brookline Bancorp will have the option to increase the amount of Brookline Bancorp common stock and, if applicable, cash to be provided to First Commons Bank stockholders, in which case no termination will occur.  In such case, you would receive Brookline Bancorp common stock and, if applicable, cash with an implied value equal to the minimum implied value that would have avoided triggering the termination right described above.

As of November 27, 2017, there were 3,122,122 shares of First Commons Bank common stock issued and outstanding, 279,848 shares of First Commons Bank common stock reserved for issuance with respect to outstanding stock options, and 300,000 shares of First Commons Bank common stock reserved for issuance with respect to outstanding warrants. Based upon these numbers, assuming that 100% of the merger consideration will be paid in the form of Brookline Bancorp common stock and assuming no exercise of outstanding stock options and warrants, this will result in current Brookline Bancorp stockholders owning approximately 95.4% of the combined company and First Commons Bank stockholders owning approximately 4.6% of the combined company if all of the merger consideration is paid in the form of Brookline Bancorp common stock. Brookline Bancorp has the option to elect to pay up to 50% of the merger consideration in cash. If Brookline Bancorp elects to pay 50% of the merger consideration in cash, this will result in current Brookline Bancorp stockholders owning approximately 97.7% of the combined company and First Common Bank stockholders owning approximately 2.3% of the combined company.

Election Procedures for First Commons Bank Stockholders (page 65)

If Brookline Bancorp elects to pay a portion of the merger consideration in cash, the shares of First Commons Bank common stock that you hold will be exchanged for cash, Brookline Bancorp common stock, or a combination of cash and Brookline Bancorp common stock as chosen by you, subject to the allocation and proration procedures described in the merger agreement. No later than seven business days after the date of the special meeting (or such other date as Brookline Bancorp and First Commons Bank shall mutually agree), you will be sent an election form and detailed instructions to permit you to choose your preferred consideration. You will have the following choices:

•                  you may elect to receive $16.70 per share in cash, without interest (the “cash consideration”), in exchange for all shares of First Commons Bank common stock that you hold;

•                  you may elect to receive a number of shares of Brookline Bancorp common stock pursuant to an exchange ratio calculated by dividing $16.70 per share by the 10-day volume weighted average stock price of Brookline Bancorp common stock as reported on NASDAQ for the ten consecutive trading day period ending on the fifth business day prior to the closing date, rounded to the nearest whole cent (the “stock consideration”), in exchange for all shares of First Commons Bank common stock that you hold, plus cash in lieu of any fractional share. If this 10-day volume weighted average stock price is less than $13.19 per share or greater than $15.33 per share, the exchange ratio will be fixed at 1.266 or 1.089, respectively;

•                  you may elect to receive the cash consideration with respect to a portion of the shares of First Commons Bank common stock that you hold, and the stock consideration with respect to your remaining shares; or

•                  you may make no election with respect to the consideration to be received by you in exchange for your shares of First Commons Bank common stock.

You will have a limited period of time in which to complete the election form and return it as instructed. In order to be effective, a properly completed election form must be received by the exchange agent on or before 5:00 p.m., Eastern time, on the 25th day following the mailing date of the election form to First Commons Bank stockholders, unless Brookline Bancorp and First Commons Bank have mutually agreed to another date and time as the election deadline, which date will be publicly announced by Brookline Bancorp as soon as practicable prior to the election deadline. You will need to surrender your First Commons Bank stock certificates to receive the appropriate consideration, but you should not send us any certificates now. You will receive detailed instructions on how to exchange your stock certificates along with your election form. If you do not submit an election form, you will receive instructions on where to surrender your First Commons Bank stock certificates after the merger is completed.

If your shares or a portion of your shares of First Commons Bank common stock are held in “street name” by a broker, bank or other nominee, an election form will be mailed to the broker, bank or other nominee with respect to those shares.

Allocation Procedures for First Commons Bank Stockholders (page 66)

If Brookline Bancorp elects to pay a portion of the merger consideration in cash, your ability to elect to receive cash or shares of Brookline Bancorp common stock in exchange for shares of First Commons Bank common stock in the merger will be subject to allocation procedures set forth in the merger agreement. Whether you receive the amount of cash and/or stock you request in your election form will depend in part on the elections of other First Commons Bank stockholders. You may not receive the form of consideration that you elect in the merger, and you may instead receive a pro rata amount of cash and Brookline Bancorp common stock.

If you have a preference for receiving either cash or Brookline Bancorp common stock for your shares of First Commons Bank common stock, you should return the election form indicating your preference. First Commons Bank stockholders who make an election will be accorded priority over those stockholders who make no election in instances where the cash consideration or stock consideration must be re-allocated in order to achieve the required ratio of First Commons Bank shares being converted into the right to receive cash and Brookline Bancorp common stock. If you do not make an election, you will be allocated cash and/or Brookline Bancorp common stock depending on the elections made by other First Commons Bank stockholders. Please see the examples set forth in the section of this proxy statement/prospectus titled “The Merger Agreement—Allocation Procedures” beginning on page 65. However, even if you do make an election, the form of merger consideration you actually receive may differ from the form of merger consideration you elect to receive.

The market price of Brookline Bancorp common stock will fluctuate between the date of this proxy statement/prospectus, the date of your election and the effective time of the merger. Because the exchange ratio is fixed, such fluctuations will alter the value of the shares of Brookline Bancorp common stock that you may receive in the merger. In addition, because the tax consequences of receiving cash will differ from the tax consequences of receiving Brookline Bancorp common stock, you should carefully read the section of this proxy statement/prospectus titled “Material Federal Income Tax Consequences” beginning on page 86.

Treatment of First Commons Bank Stock Options (page 70)

At the effective time of the merger, each option granted under First Commons Bank’s 2009 Stock Option Plan, which is outstanding immediately prior to the effective time of the merger and which has not been previously exercised or cancelled, will be cancelled and, promptly thereafter, First Commons Bank shall pay to the holder thereof cash in an amount equal to the product of (i) the number of shares of First Commons Bank common stock underlying such stock option and (ii) the excess, if any, of $16.70 per share over the exercise price per share provided for in such stock option, which cash payment shall be made without interest and shall be net of all applicable withholding taxes. At the effective time of the merger, the First Commons Bank 2009 Stock Option Plan shall terminate and the provisions of such plan and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of First Commons Bank shall be of no further force and effect and shall be deemed to be cancelled. As of November 27, 2017, there were outstanding options to purchase 279,848 shares of First Commons Bank common stock.

Treatment of First Commons Bank Warrants (page 70)

Holders of First Commons Bank warrants have the option to elect to (i) receive a cash payment, without interest and net of all applicable withholding taxes, equal to the product of (A) the aggregate number of shares of First Commons Bank common stock to which such warrant holder would be entitled upon exercise of his or her warrant and (B) the excess of $16.70 over the exercise price per share of First Commons Bank common stock provided for in such warrant, or (ii) exercise each warrant held by such warrant holder for shares of First Commons Bank common stock, in each case applying a net exercise method described below under “Treatment of First Commons Bank Warrants” beginning on page 69, and receive the merger consideration in the merger. As of November 27, 2017, there were outstanding warrants to purchase 300,000 shares of First Commons Bank common stock.

Opinion of First Commons Bank’s Financial Advisor (page 46)

In connection with the merger, First Commons Bank’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), delivered a written opinion, dated September 20, 2017, to the First Commons Bank board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of First Commons Bank common stock of the merger consideration (defined in the opinion as the stock consideration and the cash consideration, taken together) in the proposed merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached to this proxy statement/prospectus as Annex C, and constitutes part of this proxy statement/prospectus. The opinion was for the information of, and was directed to, the First Commons Bank board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of First Commons Bank to engage in the merger or enter into the merger agreement or constitute a recommendation to the First Commons Bank board of directors in connection with the merger, and it does not constitute a recommendation to any holder of First Commons Bank common stock or any stockholder of any other entity as to how to vote in connection with the merger or any other matter (including in the event that Brookline Bancorp elects that a portion of the aggregate amount of the shares of First Commons Bank common stock will be converted into the right to receive the cash consideration, what election any First Commons Bank stockholder should make with respect to the stock consideration or the cash consideration).

Interests of First Commons Bank Directors and Executive Officers in the Merger (page 59)

Some of the members of First Commons Bank’s management and board of directors may be deemed to have interests in the merger that are different from, or in addition to, the interests of First Commons Bank stockholders generally. These interests include:

•                  payment of cash severance benefits under severance pay agreements in amounts consistent with payments called for under existing employment or change in control agreements with: Anthony G. Nuzzo, Chairman, President and Chief Executive Officer; Michael J. Tallo, Chief Financial Officer; Charles R. Shediac, Senior Vice President and Chief Loan Officer; and Karen A. Cohn, Senior Vice President and Senior Loan Officer; and, in the case of Mr. Nuzzo, reimbursement for the three year period following the closing of the merger of eighty percent of the cost of his hospital, health, and medical insurance coverage (including Medicare) up to a maximum of $46,000;

•                  payment of cash severance benefits under existing severance policies to other First Commons Bank employees upon termination of their employment; and

•                  continued indemnification and liability insurance coverage for directors and executive officers with respect to acts or omissions occurring before the merger.

In addition, pursuant to an award approved by the board of directors of First Commons Bank on September 19, 2017, upon closing of the merger, Mr. Nuzzo will receive a one-time bonus of $37,500.

Brookline Bank also has entered into a consulting agreement with Mr. Nuzzo, which will be effective upon completion of the merger. Under this agreement, Mr. Nuzzo will be paid $150,000 to provide consulting services to Brookline Bank for the one year period following the merger, and he also has agreed to be subject to certain non-competition and non-solicitation covenants.

Mr. Shediac and Ms. Cohn will become employees of Brookline Bank upon completion of the merger and will each be paid retention bonuses in the amount of $50,000 if he or she remains employed by Brookline Bank on the first anniversary of the closing of the merger, and an additional $50,000 if he or she remains employed by Brookline Bank on the second anniversary of the closing of the merger.

Limitations on Considering Other Acquisition Proposals (page 76)

The merger agreement restricts First Commons Bank’s ability to solicit or engage in discussions or negotiations with a third party regarding a proposal to acquire First Commons Bank. However, if First Commons Bank receives a bona fide unsolicited written acquisition proposal from a third party that is, or is reasonably likely to be, more favorable from a financial point of view to First Commons Bank stockholders than the terms of the merger agreement, First Commons Bank may furnish nonpublic information to that third party and engage in negotiations regarding an acquisition proposal with that third party, subject to specified conditions in the merger agreement. In addition, the First Commons Bank board of directors may not:

•                  withdraw, qualify, amend, modify, withhold, or propose to withdraw, qualify, amend, modify, or withhold, in a manner adverse to Brookline Bancorp in connection with the transactions provided for in the merger agreement

(including the merger), its recommendation that First Commons Bank stockholders vote to approve the merger agreement and the merger;

•                  fail to reaffirm its recommendation that First Commons Bank stockholders vote to approve the merger agreement and the merger within five business days following a request by Brookline Bancorp;

•                  make any statement, announcement or release, in connection with the special meeting or otherwise, inconsistent with its recommendation that First Commons Bank stockholders vote to approve the merger agreement and the merger (including taking a neutral position or no position with respect to an acquisition proposal);

•                  approve or recommend, or propose to approve or recommend, any acquisition proposal; or

•                  enter into any letter of intent, agreement in principle, acquisition agreement or other agreement:

•                  related to any acquisition transaction (other than a confidentiality agreement entered into in accordance with the no solicitation provisions of the merger agreement); or

•                  requiring First Commons Bank to abandon, terminate or fail to consummate the merger or any other transaction provided for in the merger agreement;

unless the First Commons Bank board of directors determines in good faith, after consultation with its outside legal counsel and its independent financial advisor, that an acquisition proposal is a superior proposal and, after consultation with such counsel, that it is required to take such action to comply with the fiduciary standard of conduct required of a board of directors under the applicable law and First Commons Bank’s bylaws. In that event, First Commons Bank must provide Brookline Bancorp with notice of such determination and cooperate and negotiate in good faith with Brookline Bancorp to adjust or modify the terms and conditions of the merger agreement.

Conditions to the Merger (page 71)

Brookline Bancorp, Brookline Bank and First Commons Bank will not complete the merger unless a number of conditions are satisfied or waived, including:

•                  the stockholders of First Commons Bank must approve the merger agreement and the merger;

•                  Brookline Bancorp, Brookline Bank and First Commons Bank must have obtained all regulatory approvals required to complete the transactions provided for in the merger agreement, all related statutory waiting periods have expired, and none of the regulatory approvals imposed any term, condition or restriction that Brookline Bancorp reasonably determines would (a) prohibit or materially limit the ownership or operation by Brookline Bancorp of all or any material portion of the business or assets of First Commons Bank or Brookline Bank, (b) compel Brookline Bancorp to dispose of or hold separate all or any material portion of the business or assets of First Commons Bank or Brookline Bank or (c) compel Brookline Bancorp to take any action, or commit to take any action, or agree to any condition or request, if the prohibition, limitation, condition or other requirement described in clauses (a)-(c) of this sentence would have a material adverse effect on the future operation by Brookline Bancorp of its business, taken as a whole (a “burdensome condition”);

•                  the absence of any order, decree or injunction in effect, or any law, statute or regulation enacted or adopted, that enjoins, prohibits, materially restricts or makes illegal the completion of the transactions provided for in the merger agreement;

•                  Brookline Bancorp and First Commons Bank must each receive a legal opinion from their respective counsel, or such other counsel as provided for in the merger agreement, regarding treatment of the merger as a “reorganization” for federal income tax purposes;

•                  the representations and warranties of each of the parties in the merger agreement must be accurate, subject to exceptions that would not have a material adverse effect;

•                  each of the parties in the merger agreement must have performed in all material respects all obligations required to be performed by it;

•                  holders of no more than ten percent of the outstanding shares of First Commons Bank common stock are eligible to assert dissenters’ rights of appraisal under the National Bank Act; and

•                  the registration statement becoming effective.

Termination of the Merger Agreement (page 73)

The parties can mutually agree to terminate the merger agreement before the merger has been completed, and either company can terminate the merger agreement if:

•                  the merger is not consummated by June 30, 2018, unless the terminating party’s failure to comply with the merger agreement was the cause of the failure of the merger to occur on or before this date;

•                  the other party materially breaches any of its representations, warranties, covenants or agreements contained in the merger agreement, the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement, and the breach is not cured within 30 days of written notice;

•                  (1) any regulatory approval required for consummation of the merger and the other transactions provided for in the merger agreement imposes any term, condition or restriction upon Brookline Bancorp or any of its subsidiaries that Brookline Bancorp reasonably determines is a burdensome condition or has been denied by final nonappealable action, or (2) any governmental entity has issued a final nonappealable order, injunction or decree enjoining or otherwise prohibiting the transactions provided for in the merger agreement, and the terminating party in either case has used its reasonable best efforts to have the order, injunction or decree lifted or to prevent the burdensome condition from being imposed; or

•                  the required approval of the merger agreement and the merger by the First Commons Bank stockholders is not obtained.

In addition, Brookline Bancorp may terminate the merger agreement if:

•                  the First Commons Bank board of directors:

•                  withdraws, qualifies, amends, modifies or withholds its recommendation to the First Commons Bank stockholders to vote in favor of the merger, fails to reaffirm such recommendation within five business days following a request to do so by Brookline Bancorp, or makes any statement, filing or release that is inconsistent with such recommendation;

•                  materially breaches its obligation to call, give notice of hold and commence the special meeting or to solicit proxies in favor of approval of the merger agreement and the merger;

•                  approves or recommends another acquisition proposal;

•                  enters into, or causes First Commons Bank to enter into, any letter of intent, agreement in principle, acquisition, or other agreement related to an acquisition proposal, or requiring First Commons Bank to abandon, terminate or fail to complete the merger or the transactions contemplated thereby;

•                  resolves or otherwise determines to take, or announces an intention to take, any of the actions listed above; or

•                  First Commons Bank or any of its representatives breaches in any material respect the provisions in the merger agreement prohibiting the solicitation of other offers.

First Commons Bank has the right to terminate the merger agreement in connection with entering into a definitive agreement to effect a superior proposal, subject to specified conditions in the merger agreement. In addition, First Commons Bank has the right to terminate the merger agreement if the 10-day volume weighted average stock price of Brookline Bancorp common stock as reported on NASDAQ for the measurement period is less than $11.40 per share and Brookline Bancorp common stock underperforms the NASDAQ Bank Index by more than 20% between the date of the merger agreement and the last day of the measurement period. If First Commons Bank exercises this termination right, Brookline Bancorp will have the option to increase the amount of Brookline Bancorp common stock and, if applicable, cash to be provided to First Commons Bank stockholders, in which case no termination will occur.

Termination Fee (page 75)

Under the terms of the merger agreement, First Commons Bank must pay Brookline Bancorp a termination fee of $2,238,320  if:

•                  Brookline Bancorp terminates the merger agreement as a result of the First Commons Bank board of directors:

•                  withdrawing, qualifying, amending, modifying or withholding its recommendation to the First Commons Bank stockholders to vote in favor of the merger, failing to reaffirm such recommendation within five business days following a request to do so by Brookline Bancorp, or making any statement, filing or release that is inconsistent with such recommendation;

•                  materially breaching its obligation to call, give notice of hold and commence the special meeting or to solicit proxies in favor of the merger;

•                  approving or recommending another acquisition proposal;

•                  entering into, causing First Commons Bank to enter into, any letter of intent, agreement in principle, acquisition, or other agreement related to an acquisition proposal, or requiring First Commons Bank to abandon, terminate or fail to complete the merger or the transactions contemplated thereby; or

•                  resolving or otherwise determining to take, or announcing an intention to take, any of the actions listed above;

•                  Brookline Bancorp terminates the merger agreement as a result of a material breach by First Commons Bank of the provisions in the merger agreement prohibiting the solicitation of other offers;

•                  First Commons Bank terminates the merger agreement in connection with entering into a definitive agreement to effect a superior proposal;

•                  Brookline Bancorp or First Commons Bank terminates the merger agreement as a result of:

•                  the failure of the First Commons Bank stockholders to approve the merger agreement and the merger, or the merger not having been consummated by June 30, 2018 due to the failure of the First Commons Bank stockholders to approve the merger agreement and the merger, and both

•                  an acquisition proposal with respect to First Commons Bank has been publicly announced, disclosed or otherwise communicated to the First Commons Bank board of directors or senior management of First Commons Bank prior to the First Commons Bank special meeting or June 30, 2018, as applicable; and

•                  within 12 months of termination of the merger agreement, First Commons Bank enters into a definitive agreement with respect to, or consummates, another acquisition transaction; or

•                  Brookline Bancorp terminates the merger agreement as a result of a willful material breach by First Commons Bank of any of its representations, warranties, covenants or agreements contained in the merger agreement, and both:

•                  an acquisition proposal with respect to First Commons Bank has been publicly announced, disclosed or otherwise communicated to the First Commons Bank board of directors or senior management of First Commons Bank prior to such breach or during the related cure period; and

•                  within 12 months of termination of the merger agreement, First Commons Bank enters into a definitive agreement with respect to, or consummates, another acquisition transaction.

Effective Time of the Merger (page 63)

We expect that the merger will be completed as soon as practicable following the satisfaction or waiver of all closing conditions, including approval of the merger agreement and the merger by the First Commons Bank stockholders and receipt of all regulatory approvals. The parties cannot be certain whether or when any of the conditions to the merger will be satisfied or waived, where permissible. We currently expect to complete the merger during the first quarter of 2018; however, because the merger is subject to conditions beyond our control, we cannot predict the actual timing of the closing.

Material Federal Income Tax Consequences for First Commons Bank Stockholders (page 87)

Each of Brookline Bancorp and First Commons Bank will receive an opinion of counsel to the effect that, based on certain facts, representations and assumptions, the merger will be treated as a “reorganization” pursuant to section 368(a) of the Internal Revenue Code of 1986, as amended, for federal income tax purposes. Accordingly, you generally will not recognize any gain or loss on the exchange of shares of First Commons Bank common stock solely for shares of Brookline Bancorp common stock, except with respect to any cash received in lieu of fractional shares of Brookline Bancorp common stock. However, you generally will be taxed if you receive cash in exchange for your shares of First Commons Bank common stock. Each of Brookline Bancorp’s and First Commons Bank’s obligations to complete the merger are conditioned on its receipt of this opinion, dated as of the effective date of the merger, regarding certain federal income tax consequences of the merger.

Tax matters are complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation and on whether you receive stock, cash or a mix of stock and cash in the merger. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this proxy statement/prospectus. Accordingly, we strongly urge you to consult your own tax advisor for a full understanding of the tax consequences to you of the merger.

Required Regulatory Approvals (page 84)

To complete the merger, Brookline Bancorp, Brookline Bank and First Commons Bank need the prior approval of the Board of Governors of the Federal Reserve System and the Massachusetts Division of Banks. The United States Department of Justice is able to provide input into the approval process of federal banking agencies to challenge the approval on antitrust grounds. Brookline Bancorp, Brookline Bank and First Commons Bank have filed all necessary applications and notices with the applicable regulatory authorities. Brookline Bancorp, Brookline Bank and First Commons Bank cannot predict, however, whether or when the required regulatory approvals will be obtained or whether any such approvals will impose any burdensome condition upon Brookline Bank.

Accounting Treatment (page 58)

The merger will be accounted for using the acquisition method of accounting with Brookline Bancorp treated as the acquiror. Under this method of accounting, First Commons Bank’s assets and liabilities will be recorded by Brookline Bank at their respective fair values as of the closing date of the merger and added to those of Brookline Bancorp. Any excess of purchase price over the net fair values of First Commons Bank’s assets and liabilities will be recorded as goodwill. Any excess of the fair value of First Commons Bank’s net assets over the purchase price will be recognized in earnings by Brookline Bank on the closing date of the merger. Financial statements of Brookline Bancorp issued after the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of First Commons Bank prior to the merger. The results of operations of First Commons Bank will be included in the results of operations of Brookline Bancorp beginning on the day after the effective date of the merger.

Listing of Brookline Bancorp Common Stock to be Issued in the Merger (page 78)

Brookline Bancorp’s common stock is quoted on NASDAQ under the trading symbol “BRKL.” Under the terms of the merger agreement, Brookline Bancorp will file a notice of additional listing of shares with NASDAQ with respect to the shares of Brookline Bancorp common stock to be issued to the holders of First Commons Bank common stock in the merger so that these shares will be listed and traded on NASDAQ following the merger.

Differences Between Rights of Holders of Brookline Bancorp and First Commons Bank Stock (page 91)

The rights of First Commons Bank stockholders currently are governed by First Commons Bank’s articles of association and bylaws, by the National Bank Act, and, to the extent not inconsistent with the National Bank Act, Delaware law. After the merger is completed, First Commons Bank stockholders who receive Brookline Bancorp common stock in the merger will become stockholders of Brookline Bancorp, and, therefore, their rights as stockholders of Brookline Bancorp will be governed by Brookline Bancorp’s certificate of incorporation and bylaws, and by Delaware law. This means that, as a result of the merger, First Commons Bank stockholders will have different rights when they become holders of Brookline Bancorp common stock than they currently have as holders of First Commons Bank common stock.

SELECTED HISTORICAL FINANCIAL DATA

Brookline Bancorp Selected Historical Financial and Other Data

The following tables set forth selected historical financial and other data of Brookline Bancorp for the periods and as of the dates indicated. The historical consolidated financial data as of and for each of the years in the five-year period ended December 31, 2016 have been derived in part from Brookline Bancorp’s audited financial statements and related notes incorporated by reference into this proxy statement/prospectus. The information at and for the nine months ended September 30, 2017 and 2016 is unaudited. However, in the opinion of management of Brookline Bancorp, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited periods have been made. The selected operating data presented below for the nine months ended September 30, 2017 are not necessarily indicative of a full year’s operations.

	At or For the Nine Months Ended September 30,		At or For the Year Ended December 31,
(In Thousands, Except per Share Data)	2017	2016	2016	2015	2014	2013	2012
Financial Condition Data
Total assets (*)	$6,686,284	$6,380,312	$6,438,129	$6,042,338	$5,800,948	$5,325,651	$5,147,450
Total loans and leases	5,639,440	5,332,300	5,398,864	4,995,540	4,822,607	4,362,465	4,175,712
Allowance for loan and lease losses	65,413	58,892	53,666	56,739	53,659	48,473	41,152
Investment securities held-to-maturity	107,738	77,094	87,120	93,757	500	500	500
Investment securities available-for-sale	522,910	524,295	523,634	513,201	550,761	492,428	481,323
Goodwill and identified intangible assets	144,453	146,644	146,023	148,523	151,434	154,777	159,400
Total deposits	4,805,683	4,564,906	4,611,076	4,306,018	3,958,106	3,835,006	3,616,259
Core deposits (1)	3,638,354	3,458,860	3,570,054	3,218,146	3,011,398	2,900,338	2,605,318
Certificates of deposit	1,167,329	1,106,046	1,041,022	1,087,872	946,708	934,668	1,010,941
Total borrowed funds	985,895	1,022,653	1,044,086	983,029	1,126,404	812,555	853,969
Stockholders’ equity (*)	804,762	696,371	695,544	667,485	641,818	614,412	612,013
Tangible stockholders’ equity (*)(**)	660,309	549,727	549,521	518,962	490,384	459,635	452,613
Nonperforming loans and leases (2)	39,973	37,552	40,077	19,333	13,714	16,501	22,246
Nonperforming assets (3)	44,371	38,704	41,476	20,676	15,170	18,079	23,737
Earnings Data
Interest and dividend income	$194,713	$178,665	$239,648	$226,910	$218,482	$206,384	$213,200
Interest expense	29,189	26,855	35,984	32,545	29,414	30,166	35,832
Net interest income	165,524	151,810	203,664	194,365	189,068	176,218	177,368
Provision for credit losses	17,186	7,138	10,353	7,451	8,477	10,929	15,888
Non-interest income (*)	26,358	17,203	22,667	20,184	20,180	15,619	18,782
Non-interest expense (*)	103,959	97,721	130,362	125,377	129,160	122,442	119,858
Provision for income taxes (*)	24,924	22,868	30,392	29,353	26,286	20,664	22,523
Net income (*)	43,691	39,083	52,362	49,782	43,288	36,015	36,654
Operating earnings (**)	43,824	39,083	52,362	49,782	43,288	36,610	40,626
Per Common Share Data
Earnings per share - Basic (*)	$0.59	$0.56	$0.74	$0.71	$0.62	$0.52	$0.53
Earnings per share - Diluted (*)	0.59	0.56	0.74	0.71	0.62	0.52	0.53
Dividends paid per common share	0.27	0.27	0.36	0.36	0.34	0.34	0.34
Book value per share (end of period) (*)	10.52	9.90	9.88	9.51	9.16	8.79	8.77
Tangible book value per share (*)(**)	8.63	7.81	7.81	7.39	7.00	6.58	6.49
Stock price (end of period)	15.5	12.19	16.40	11.50	10.03	9.55	8.50

	At or For the Nine Months Ended September 30,		At or For the Year Ended December 31,
(In Thousands, Except per Share Data)	2017	2016	2016	2015	2014	2013	2012
Performance Ratios
Net interest margin	3.56%	3.46%	3.44%	3.54%	3.61%	3.64%	3.85%
Return on average assets (*)	0.89	0.84	0.83	0.85	0.78	0.70	0.73
Return on average tangible assets (*)(**)	0.91	0.86	0.85	0.87	0.80	0.72	0.76
Return on average stockholders’ equity (*)	7.66	7.59	7.59	7.57	6.86	5.84	6.04
Return on average tangible stockholders’ equity (*)(**)	9.47	9.68	9.66	9.80	9.06	7.84	8.28
Dividend payout ratio (*)(**)	46.09	48.66	48.44	50.15	55.16	66.20	64.87
Efficiency ratio (*) (4)	54.18	57.82	57.60	58.44	61.73	63.83	61.11
Growth Ratios
Total loan and lease growth (5)	4.46%	6.74%	8.07%	3.59%	10.55%	4.47%	53.47%
Total deposit growth (5)	4.22	6.01	7.08	8.79	3.21	6.05	60.56
Asset Quality Ratios
Net loan and lease charge-offs as a percentage of average loans and leases	0.13%	0.13%	0.25%	0.09%	0.07%	0.08%	0.16%
Nonperforming loans and leases as a percentage of total loans and leases	0.71	0.70	0.74	0.39	0.28	0.38	0.53
Nonperforming assets as a percentage of total assets (*)	0.66	0.61	0.64	0.34	0.26	0.34	0.46
Total allowance for loan and lease losses as a percentage of total loans and leases	1.16	1.10	0.99	1.14	1.11	1.11	0.99
Allowance for loan and lease losses related to originated loans and leases as a percentage of originated loans and leases (**)	1.20	1.15	1.03	1.20	1.20	1.32	1.32
Capital Ratios
Stockholders’ equity to total assets(*)	12.04%	10.91%	10.80%	11.05%	11.06%	11.54%	11.89%
Tangible equity ratio (*)(**)	10.09	8.82	8.73	8.81	8.68	8.89	9.07
Tier 1 leverage capital ratio	10.45	9.13	9.16	9.37	9.01	9.36	9.44
Common equity Tier 1 capital ratio (***)	12.03	10.51	10.48	10.62	N/A	N/A	N/A
Tier 1 risk-based capital ratio	12.34	10.81	10.79	10.91	10.55	11.01	10.85
Total risk-based capital ratio	14.88	13.36	13.20	13.54	13.24	12.15	11.83

(1) Core deposits consist of demand checking, NOW, money market and savings accounts.

(2) Nonperforming loans and leases consist of nonaccrual loans and leases.

(3) Nonperforming assets consist of nonperforming loans and leases, other real estate owned and other repossessed assets.

(4) The efficiency ratio is calculated by dividing non-interest expense by the sum of net interest income and non-interest income for the period.

(5) Total growth is calculated by dividing the change in the balance during the period by the balance at the beginning of the period.

(*) Previously reported amounts prior to January 1, 2015 have been restated to reflect a retrospective change in accounting principle for investments in qualified affordable housing projects, in accordance with ASU 2014-01. Refer to Note 10, “Other Assets”.

(**) Refer to Non-GAAP Financial Measures and Reconciliation to GAAP.

(***) Common equity tier 1 capital ratio is calculated by dividing common equity Tier 1 capital by risk-weighted assets. The ratio was established as part of the implementation of Basel III, effective January 1, 2015.

First Commons Bank Selected Historical Financial and Other Data

The following tables set forth selected historical financial data for First Commons Bank as of and for each of the nine months ended September 30, 2017 and 2016 and for the three years ended December 31, 2016, December 31, 2015, and December 31, 2014 (which has been derived primarily from its audited financial statements). You should read these tables together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of First Commons Bank” included in this proxy statement/prospectus.

	At or for the Nine Months Ended September 30,		At or for the Year Ended December 31,
(in thousands, except per share data)	2017	2016	2016	2015	2014

Balance Sheet Data
Total assets	$311,437	$347,372	$342,966	$314,932	$252,636
Securities held to maturity	34,998	25,834	22,935	2,000	—
Loans held for sale	—	1,764	769	2,053	—
Loans, net	259,675	264,409	265,379	254,760	212,686
Deposits	267,472	302,760	298,526	272,742	213,423
FHLB advances	7,000	10,000	10,000	10,000	10,000
Total stockholders’ equity	35,575	33,176	33,755	31,582	28,642
Common shares outstanding	3,122,122	3,122,122	3,122,122	3,122,122	2,950,532

Income Statement Data
Interest income	$10,521	$10,295	$13,823	$11,624	$10,919
Interest expense	1,957	2,261	3,020	2,544	2,230
Net interest income	8,564	8,034	10,803	9,080	8,689
Provision for loan losses	5	128	151	429	25
Net interest income after provision for loans losses	8,559	7,906	13,823	11,624	10,919
Net gain on sale of loans and mortgage banking revenue	188	238	278	228	149
All other fee income	68	71	104	75	63
Total net revenue	8,815	8,215	11,034	8,954	8,876
Total non-interest expense	5,640	5,544	7,390	7,183	6,717
Gain (loss) on sale of securities	(121)	—	—	—	—
Income before taxes	3,054	2,671	3,644	1,771	2,159
Income taxes	1,232	1,077	1,472	742	893
Net income	1,821	1,594	2,172	1,029	1,266

Stock and Related Per Share Data
Earnings per share — basic	$0.58	$0.51	$0.69	$0.33	$0.49
Earnings per share — diluted	0.49	0.43	0.58	0.28	0.48
Book value per share	11.39	10.63	10.81	10.12	9.71

	At or for the Nine Months Ended September 30		At or for the Year Ended December 31,
(in thousands, except per share data)	2017	2016	2016	2015	2014

Performance and Other Ratios
Return on average assets	0.74%	0.64%	0.64%	0.36%	0.50%
Return on average equity	6.97	6.56	6.58	3.32	5.24
Net interest rate spread	3.21	2.97	2.97	3.04	3.28
Net interest rate margin	3.40	3.14	3.15	3.24	3.45
As a percentage of average assets:
Non-interest income	2.90	3.76	3.46	3.38	2.39
Non-interest expense	2.28	2.21	2.19	2.55	2.68
Efficiency ratio	72.23	69.95	70.77	80.87	79.11

Capital Ratios
Total capital to risk weighted assets	15.53%	15.08%	14.83%	16.08%	18.09%
Tier 1 capital to risk weighted assets	14.51	14.03	13.81	14.95	16.89
Common equity Tier 1 capital to risk weighted assets	14.51	14.03	13.81	14.95	16.89
Tier 1 capital to adjusted total assets	11.48	9.66	9.69	10.35	11.42
Stockholders’ equity to total assets	11.42	9.55	9.84	10.03	11.34
Tangible stockholders’ equity to tangible assets	11.42	9.55	9.84	10.03	11.34

Asset Quality Data and Ratios
Total non-accruing loans	$—	$—	$—	$—	$—
Other non-performing assets	—	—	—	—	—
Allowance for loan losses	2,517	2,490	2,514	2,368	2,018
Net loan (charge-offs) recoveries	(2)	(7)	(6)	(78)	87

Net (charge-offs) recoveries to average loans	—%	—%	—%	(0.03)%	0.04%
Total non-performing assets to total assets	—	—	—	—	—
Total non-accruing loans to total loans	—	—	—	—	—
Allowance for loan losses to non-accruing loans	—	—	—	—	—
Allowance for loan losses to total loans	0.96	0.94	0.94	0.92	0.94

Other Data
Number of banking centers	2	2	2	2	2
Full time equivalent employees	32	32	32	31	31

BROOKLINE BANCORP MARKET PRICE AND DIVIDEND INFORMATION

Brookline Bancorp’s common stock currently trades on the NASDAQ Global Select Market under the symbol “BRKL.” The following table shows the high and low sales price per share for Brookline Bancorp’s common stock by quarter, as reported by the NASDAQ Global Select Market for the periods indicated. The table also provides information as to dividends declared per share of Brookline Bancorp common stock.

	Market Prices		Dividend Paid Per
	High	Low	Share
Fiscal Year Ending December 31, 2017
First Quarter	$17.45	$14.05	$0.090
Second Quarter	$16.05	$13.65	$0.090
Third Quarter	$15.70	$13.60	$0.090
Fourth Quarter (through December 4, 2017)	$16.50	$14.45	—
Fiscal Year Ended December 31, 2016
First Quarter	$11.21	$10.23	$0.090
Second Quarter	$11.69	$10.44	$0.090
Third Quarter	$12.19	$10.71	$0.090
Fourth Quarter	$16.60	$12.05	$0.090
Fiscal Year Ended December 31, 2015
First Quarter	$10.05	$9.29	$0.085
Second Quarter	$11.54	$10.10	$0.090
Third Quarter	$11.66	$10.09	$0.090
Fourth Quarter	$11.89	$10.19	$0.090

On September 20, 2017, the last full trading day immediately preceding the public announcement of the merger, and on December 4, 2017, the most recent practicable date prior to the mailing of this proxy statement/prospectus, the last reported sales prices of Brookline Bancorp’s common stock, as reported by the NASDAQ Global Select Market, were $14.55 per share and $16.25 per share, respectively. The market price of Brookline Bancorp common stock is likely to fluctuate prior to the effective time of the merger. You are encouraged to obtain current trading prices for Brookline Bancorp’s common stock in considering whether to vote on the matters being considered at the annual meeting and in completing your election form for the merger consideration.

Brookline Bancorp expects that after the completion of the merger, subject to approval and declaration by the Brookline Bancorp board of directors, it will continue to declare quarterly cash dividends on shares of its common stock consistent with past practices. The actual payment of dividends is subject to numerous factors, and no assurance can be given that Brookline Bancorp will pay dividends following the completion of the merger or that dividends will not be reduced in the future. The current annualized rate of distributions on the shares of Brookline Bancorp common stock is $0.36 per share.

As of December 4, 2017, there were 1,849 holders of record of Brookline Bancorp’s common stock.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section of this proxy statement/prospectus titled “Special Note Regarding Forward-Looking Statements” on page 31, you should carefully consider the following risk factors described below in deciding how to vote. You should also read and consider the risk factors associated with the business of Brookline Bancorp because these risk factors may affect the operations and financial results of the combined company. These risk factors may be found in the Brookline Bancorp Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

Risks Relating to the Merger

The value of the merger consideration that First Commons Bank stockholders receive may vary with changes in Brookline Bancorp’s stock price and whether they receive stock or cash consideration.

Upon completion of the merger, the shares of First Commons Bank common stock outstanding immediately prior to the effective time of the merger will be converted into shares of Brookline Bancorp common stock. If Brookline Bancorp elects to pay a portion of the merger consideration in cash, up to 50% of the outstanding shares of First Commons Bank common stock will be converted into cash. The exchange ratio for the stock portion of the merger consideration will float within a range based on the 10-day volume weighted average stock price of Brookline Bancorp common stock as reported on NASDAQ for the measurement period, rounded to the nearest whole cent. If this 10-day volume weighted average stock price is less than $13.19 per share or greater than $15.33 per share, the exchange ratio will be fixed at 1.266 or 1.089, respectively. Accordingly, if this 10-day volume weighted average stock price is greater than $13.19 per share or less than $15.33 per share, the dollar value of Brookline Bancorp common stock that First Commons Bank stockholders will receive upon completion of the merger will fluctuate and may be lower or higher than the closing price of Brookline Bancorp common stock on the last full trading day preceding public announcement of the merger, the date of the special meeting, or the date on which elections are due. Thus, at the time of the special meeting and at the time the elections are due, you will not know or be able to determine the dollar value of the stock consideration to be received in the merger.

In addition, if Brookline Bancorp elects to pay a portion of the merger consideration in cash, First Commons Bank stockholders may elect to receive all cash, all Brookline Bancorp common stock, or a combination of both cash and Brookline Bancorp common stock in exchange for their shares of First Commons Bank common stock. Any election by Brookline Bancorp to pay a portion of the merger consideration in cash could affect the implied value per share that stockholders of First Commons Bank will receive for their shares of First Commons Bank common stock.  See the section of this proxy statement/prospectus titled “The Merger Agreement—Merger Consideration” beginning on page 63.

First Commons Bank stockholders may not receive the form of merger consideration that they elect.

If the merger agreement and the merger are approved by the holders of at least two-thirds of the shares of First Commons Bank common stock outstanding and entitled to vote at the special meeting and the merger is subsequently completed, each outstanding share of First Commons Bank common stock will be converted into the right to receive a number of shares of Brookline Bancorp common stock pursuant to an exchange ratio calculated by dividing $16.70 per share by the 10-day volume weighted average stock price of Brookline Bancorp common stock as reported on NASDAQ for the ten consecutive trading day period ending on the fifth business day prior to the closing date, rounded to the nearest whole cent. If this 10-day volume weighted average stock price is less than $13.19 per share or greater than $15.33 per share, the exchange ratio will be fixed at 1.266 or 1.089, respectively.

Brookline Bancorp has the option to pay up to 50% of the merger consideration in cash. If Brookline Bancorp elects to pay a portion of the merger consideration in cash, you will have the opportunity to elect to receive all cash, all stock or a combination of cash and stock with respect to the shares of First Commons Bank common stock that you hold. Your right as a First Commons Bank stockholder to receive the consideration you elect for your shares is limited because of the allocation procedures set forth in the merger agreement, which are intended to ensure that a percentage designated by Brookline Bancorp of the total number of shares of First Commons Bank common stock outstanding immediately prior to the effective time of the merger will be converted into shares of Brookline Bancorp common stock, and the remaining shares of First Commons Bank common stock will be converted into cash. If the total stock elections by First Commons Bank stockholders are greater, or less, than the aggregate stock consideration to be paid in the merger, you may not receive the form of consideration that you elect and you may receive a pro rata amount of cash and Brookline Bancorp common stock. A detailed discussion of the election and allocation provisions of the merger agreement is set forth in the sections of this proxy statement/prospectus titled “The Merger Agreement—Merger Consideration,” “—Election Procedures” and “—Allocation Procedures,” beginning on page 63. We recommend that you carefully read this discussion and the merger agreement attached to this proxy statement/prospectus as Annex A.

The federal income tax consequences of the merger for First Commons Bank stockholders will be dependent upon the merger consideration received.

The federal income tax consequences of the merger to you will depend upon the merger consideration that you receive. You generally will not recognize any gain or loss on the exchange of shares of First Commons Bank common stock solely for shares of Brookline Bancorp common stock, except with respect to cash received in lieu of fractional shares of Brookline Bancorp common stock. However, you generally will be taxed if you receive cash in exchange for your shares of First Commons Bank common stock. Furthermore, since the merger consideration you receive may differ from what you elected, you cannot control the tax consequences of the merger to you. For a detailed discussion of the federal income tax consequences of the merger to First Commons Bank stockholders generally, see the section of this proxy statement/prospectus titled “Material Federal Income Tax Consequences” beginning on page 87.  We strongly encourage you to consult your own tax advisors as to the effect of the merger on your specific interests.

There is no assurance when or even if the merger will be completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include:

•                  approval of the merger agreement and the merger by First Commons Bank stockholders;

•                  the receipt of required regulatory approvals;

•                  absence of orders prohibiting the completion of the merger;

•                  effectiveness of the registration statement of which this proxy statement/prospectus is a part;

•                  the continued accuracy of the representations and warranties by both parties and the performance by both parties of their covenants and agreements; and

•                  the receipt by both parties of legal opinions from their respective tax counsels.

There can be no assurance that the parties will be able to satisfy the closing conditions or that closing conditions beyond their control will be satisfied or waived.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The parties can agree at any time to terminate the merger agreement even after First Commons Bank’s stockholders have provided their approval. The parties can also terminate the merger agreement under other specified circumstances. See “The Merger Agreement—Termination” on page 73. In addition, First Commons Bank may choose to terminate the merger agreement if the 10-day volume weighted average stock price of Brookline Bancorp’s common stock as reported on NASDAQ during the ten trading day period ending on the fifth trading day immediately preceding the closing date is less than $11.40 per share and Brookline Bancorp’s common stock underperforms the NASDAQ Bank Index by more than 20%. Any such termination would be subject to the right of Brookline Bancorp to increase the amount of Brookline Bancorp common stock and, if applicable, cash to be provided to First Commons Bank stockholders pursuant to the formula prescribed in the merger agreement. See the section of this proxy statement/prospectus titled “The Merger Agreement—Termination” beginning on page 73 for a more complete discussion of the circumstances under which the merger agreement could be terminated.

Regulatory approvals may not be received or may take longer than expected in order to be obtained.

Brookline Bank is required to obtain the approvals of the Board of Governors of the Federal Reserve System and the Massachusetts Division of Banks prior to completing the merger. Obtaining the approval of these regulatory agencies may delay the date of completion of the merger. In addition, you should be aware that, as in any transaction, it is possible that, among other things, restrictions on the combined operations of the two companies may be sought by governmental agencies as a condition to obtaining the required regulatory approvals. This may diminish the benefits of the merger to Brookline Bancorp or have an adverse effect on Brookline Bancorp following the merger and prevent it from achieving the expected benefits of the merger. Brookline Bancorp has the right to terminate the merger agreement if the approval of any governmental authority required for consummation of the merger and the other transactions provided for in the merger agreement, imposes any term, condition or restriction upon Brookline Bancorp or any of its subsidiaries that Brookline

Bancorp reasonably determines would (a) prohibit or materially limit the ownership or operation by Brookline Bancorp of any material portion of First Commons Bank’s business or assets, (b) compel Brookline Bancorp to dispose or hold separate any material portion of First Commons Bank’s assets or (c) compel Brookline Bancorp to take any action, or commit to take any action, or agree to any condition or request, if the prohibition, limitation, condition or other requirement described in clauses (a)-(c) of this sentence would have a material adverse effect on the future operation by Brookline Bancorp of its business, taken as a whole.

If the merger is not completed, First Commons Bank will have incurred substantial expenses without their stockholders realizing the expected benefits.

First Commons Bank has incurred, and will continue to incur, substantial expenses in connection with the transactions described in this proxy statement/prospectus. If the merger is not completed, these expenses may have a material adverse impact on the operating results of First Commons Bank.

First Commons Bank’s directors and executive officers have financial interests in the merger that may be different from, or in addition to, the interests of First Commons Bank stockholders.

In considering the information contained in this proxy statement/prospectus, you should be aware that First Commons Bank’s executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of First Commons Bank stockholders generally. These interests include:

•                  payment of cash severance benefits under severance pay agreements in amounts consistent with payments called for under existing employment or change in control agreements with: Anthony G. Nuzzo, Chairman, President and Chief Executive Officer; Michael J. Tallo, Chief Financial Officer; Charles R. Shediac, Senior Vice President and Chief Loan Officer; and Karen A. Cohn, Senior Vice President and Senior Loan Officer; and, in the case of Mr. Nuzzo, reimbursement for the three year period following the closing of the merger of eighty percent of the cost of his hospital, health, and medical insurance coverage (including Medicare) up to a maximum of $46,000;

•                  payment of cash severance benefits under existing severance policies to other First Commons Bank employees upon termination of their employment; and

•                  continued indemnification and liability insurance coverage for directors and executive officers with respect to acts or omissions occurring before the merger.

In addition, pursuant to an award approved by the board of directors of First Commons Bank on September 19, 2017, upon closing of the merger, Mr. Nuzzo will receive a one-time bonus of $37,500.

Brookline Bank also has entered into a consulting agreement with Mr. Nuzzo, which will be effective upon completion of the merger. Under this agreement, Mr. Nuzzo will be paid $150,000 to provide consulting services to Brookline Bank for the one year period following the merger, and he also has agreed to be subject to certain non-competition and non-solicitation covenants.

Mr. Shediac and Ms. Cohn will become employees of Brookline Bank upon completion of the merger and will each be paid retention bonuses in the amount of $50,000 if he or she remains employed by Brookline Bank on the first anniversary of the closing of the merger, and an additional $50,000 if he or she remains employed by Brookline Bank on the second anniversary of the closing of the merger.

Goodwill incurred in the merger may negatively affect Brookline Bancorp’s financial condition.

To the extent that the merger consideration, consisting of the cash and number of shares of Brookline Bancorp common stock issued or to be issued in the merger, exceeds the fair value of the net assets, including identifiable intangibles, of First Commons Bank, that amount will be reported as goodwill by Brookline Bancorp. In accordance with current accounting guidance, goodwill will not be amortized but will be evaluated for impairment annually or more frequently if events or circumstances warrant such. A failure to realize expected benefits of the merger could adversely impact the carrying value of the goodwill recognized in the merger, and in turn negatively affect Brookline Bancorp’s financial results.

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire First Commons Bank.

Until the completion of the merger, First Commons Bank is restricted from soliciting, initiating, encouraging, or with some exceptions, considering any inquiries or proposals that may lead to a proposal or offer for a merger or other business combination transaction with any person other than Brookline Bancorp except in connection with a superior proposal as provided in the merger agreement. In addition, First Commons Bank has agreed to pay a termination fee of $2,238,320 to Brookline Bancorp in specified circumstances to terminate the merger agreement. These provisions could discourage other companies from trying to acquire First Commons Bank even though those other companies might be willing to offer greater value to First Commons Bank stockholders than Brookline Bancorp has offered in the merger.

Brookline Bancorp may be unable to successfully integrate First Commons Bank’s operations.

The merger involves the integration of two companies that previously operated independently. The difficulties of combining the companies’ operations include:

•                  integrating personnel with diverse business backgrounds;

•                  integrating departments, systems, operating procedures and information technologies;

•                  combining different corporate cultures;

•                  retaining existing customers and attracting new customers; and

•                  retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have a material adverse effect on the business and results of operations of the combined company.

The success of the merger will depend, in part, on Brookline Bancorp’s ability to realize the anticipated benefits and cost savings from combining the business of Brookline Bancorp with First Commons Bank. If Brookline Bancorp is unable to successfully integrate First Commons Bank, the anticipated benefits and cost savings of the merger may not be realized fully or may take longer to realize than expected. For example, Brookline Bancorp may fail to realize the anticipated increase in earnings and cost savings anticipated to be derived from the acquisition. In addition, as with regard to any merger, a significant change in interest rates or economic conditions or decline in asset valuations may also cause Brookline Bancorp not to realize expected benefits and result in the merger not being as accretive as expected.

Unanticipated costs relating to the merger could reduce Brookline Bancorp’s future earnings per share.

Brookline Bancorp believes that it has reasonably estimated the likely costs of integrating the operations of Brookline Bancorp and First Commons Bank, and the incremental costs of operating as a combined company. However, it is possible that Brookline Bancorp could incur unexpected transaction costs such as taxes, fees or professional expenses or unexpected future operating expenses such as increased personnel costs or increased taxes, which could result in the merger not being as accretive as expected or having a dilutive effect on the combined company’s earnings per share.

Former First Commons Bank stockholders will have limited ability to influence Brookline Bancorp’s actions and decisions following the merger.

Following the merger, former First Commons Bank stockholders are expected to hold less than 5.0% of the outstanding shares of Brookline Bancorp common stock. As a result, former First Commons Bank stockholders will have only limited ability to influence Brookline Bancorp’s business. Former First Commons Bank stockholders will not have separate approval rights with respect to any actions or decisions of Brookline Bancorp or have separate representation on Brookline Bancorp’s board of directors.

The market price of Brookline Bancorp common stock after the merger may be affected by factors different from those affecting the shares of Brookline Bancorp or First Commons Bank currently.

The businesses of Brookline Bancorp and First Commons Bank differ and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations and market prices of common stock of each of Brookline Bancorp and First Commons Bank. For a discussion of the business of Brookline Bancorp and of certain risk factors to consider in connection with its business, see the documents incorporated by reference in this proxy statement/prospectus and referred to in the section of this proxy statement/prospectus titled “Where You Can Find More Information” beginning on page 98. For a discussion of the business of First Commons Bank, see the section of this proxy statement/prospectus titled “The Companies—First Commons Bank” beginning on page 33.

The shares of Brookline Bancorp common stock to be received by First Commons Bank stockholders as a result of the merger will have different rights from shares of First Commons Bank common stock.

Following completion of the merger, First Commons Bank stockholders will no longer be stockholders of First Commons Bank. First Commons Bank stockholders who receive shares of Brookline Bancorp in the merger will instead be stockholders of Brookline Bancorp. There will be important differences between your current rights as a First Commons Bank stockholder and the rights to which you will be entitled as a Brookline Bancorp stockholder. See the section of this proxy statement/prospectus titled “Comparison of Stockholder Rights” beginning on page 91 for a discussion of the different rights associated with Brookline Bancorp common stock and First Commons Bank common stock.

The market price of Brookline Bancorp common stock after the merger may be affected by factors different from those affecting the shares of Brookline Bancorp or First Commons Bank currently.

The businesses of Brookline Bancorp and First Commons Bank differ and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations and market prices of common stock of each of Brookline Bancorp and First Commons Bank. The market value of Brookline Bancorp common stock fluctuates based upon various factors, including changes in the business, operations or prospects of Brookline Bancorp, market assessments of the merger, regulatory considerations, market and economic considerations, and other factors. Further, the market price of Brookline Bancorp common stock after the merger may be affected by factors different from those currently affecting the common stock of Brookline Bancorp or First Commons Bank. The businesses of First Commons Bank and Brookline Bancorp differ and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations and market prices of common stock of each of First Commons Bank and Brookline Bancorp. For a discussion of the businesses of First Commons Bank and Brookline Bancorp and of certain factors to consider in connection with those businesses, see “First Commons Bank’s Business,” and the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 99.

First Commons Bank will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on First Commons Bank. These uncertainties may impair First Commons Bank’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others who deal with First Commons Bank to seek to change existing business relationships with First Commons Bank. First Commons Bank employee retention and recruitment may be particularly challenging prior to the effective time of the merger, as employees and prospective employees may experience uncertainty about their future roles with the combined company.

The pursuit of the merger and the preparation for the integration may place a significant burden on management and internal resources. Any significant diversion of management attention away from ongoing business and any difficulties encountered in the transition and integration process could affect First Commons Bank’s financial results. In addition, the merger agreement requires that First Commons Bank operate in the usual, regular and ordinary course of business and restricts First Commons Bank from taking certain actions prior to the effective time of the merger or termination of the merger agreement without Brookline Bancorp’s consent. These restrictions may prevent First Commons Bank from pursuing attractive business opportunities that may arise prior to the completion of the merger.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, including the information incorporated by reference, contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements, which are based on certain current assumptions, can generally be identified by the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Brookline Bancorp and First Commons Bank intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for purposes of complying with these safe harbor provisions. You should read statements that contain these words carefully because they discuss the relevant company’s future expectations, contain projections of the relevant company’s future results of operations or financial condition, or state other “forward-looking” information.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•                  failure of the parties to satisfy the conditions to complete the proposed merger in a timely manner or at all;

•                  failure of the stockholders of First Commons Bank to approve the merger agreement and the merger;

•                  failure to obtain governmental approvals or the imposition of adverse regulatory conditions in connection with such approvals;

•                  disruptions to the parties’ businesses as a result of the announcement and pendency of the merger;

•                  difficulties in achieving cost savings as a result of the merger or in achieving such cost savings within the projected timeframe;

•                  difficulties related to the integration of the businesses following the merger;

•                  changes in general, national or regional economic conditions;

•                  changes in loan default and charge-off rates;

•                  changes in the financial performance and/or condition of borrowers;

•                  changes in customer borrowing and savings habits;

•                  changes in interest rates;

•                  changes in regulations applicable to the financial services industry;

•                  changes in accounting or regulatory guidance applicable to banks; and

•                  competition.

Additional factors that could cause Brookline Bancorp’s results to differ materially from those described in the forward-looking statements can be found in Brookline Bancorp’s filings with the Securities and Exchange Commission (the “SEC”), including Brookline Bancorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference in this proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Brookline Bancorp or First Commons Bank or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, Brookline Bancorp and First Commons Bank undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

THE COMPANIES

Brookline Bancorp and Brookline Bank

Brookline Bancorp, Inc., a Delaware corporation, operates as a multi-bank holding company for Brookline Bank and its subsidiaries, Bank Rhode Island (“BankRI”) and its subsidiaries, First Ipswich Bank (“First Ipswich”) and its subsidiaries, and Brookline Securities Corp.

Brookline Bank, which includes its wholly-owned subsidiaries, BBS Investment Corp. and Longwood Securities Corp., and its 84.24%-owned subsidiary, Eastern Funding LLC, operates 25 full-service banking offices in the greater Boston metropolitan area. Brookline Bank was established as a savings bank in 1871 under the name Brookline Savings Bank. Brookline Bancorp was organized in November 1997 for the purpose of acquiring all of the capital stock of Brookline Savings Bank on completion of the reorganization of Brookline Savings Bank from a mutual savings bank into a mutual holding company structure and partial public offering. In 2002, Brookline Bancorp became fully public. In January 2003, Brookline Savings Bank changed its name to Brookline Bank.

BankRI is headquartered in Providence, Rhode Island. BankRI, which includes its wholly-owned subsidiaries, Acorn Insurance Agency, BRI Realty Corp., Macrolease Corporation, and BRI Investment Corp. and its wholly-owned subsidiary, BRI MSC Corp., operates 20 full-service banking offices in the greater Providence, Rhode Island area.

First Ipswich is headquartered in Ipswich, Massachusetts. First Ipswich, which includes its wholly-owned subsidiaries, First Ipswich Insurance Agency and First Ipswich Securities II Corp., operates 6 full-service banking offices on the north shore of eastern Massachusetts. In June 2012, the First National Bank of Ipswich converted from a national bank to a Massachusetts chartered trust company and concurrently changed its name to First Ipswich Bank.

As a commercially-focused financial institution with 51 full-service banking offices throughout greater Boston, the north shore of Massachusetts, and Rhode Island, Brookline Bancorp, through Brookline Bank, BankRI and First Ipswich (individually and collectively, the “Banks”), offers a wide range of commercial, business and retail banking services, including a full complement of cash management products, on-line banking services, consumer and residential loans and investment services, designed to meet the financial needs of small- to mid-sized businesses and individuals throughout central New England. Specialty lending activities including equipment financing are focused primarily in the New York and New Jersey metropolitan area.

Brookline Bancorp focuses its business efforts on profitably growing its commercial lending businesses, both organically and through acquisitions. Brookline Bancorp’s customer focus, multi-bank structure, and risk management are integral to its organic growth strategy and serve to differentiate Brookline Bancorp from its competitors. As full-service financial institutions, the Banks and their subsidiaries focus on the continued addition of well-qualified customers, the deepening of long-term banking relationships through a full complement of products and excellent customer service, and strong risk management. Brookline Bancorp’s multi-bank structure retains the local-bank orientation while relieving local bank management of the responsibility for most back-office functions, which are consolidated at the holding company level. Branding and decision-making, including credit decisions and pricing, remain largely local in order to better meet the needs of bank customers and further motivate the Banks’ commercial, business and retail bankers.

Brookline Bancorp, has, from time to time, acquired other business lines or financial institutions that it believes share Brookline Bancorp’s relationship and customer service orientations and provide access to complementary markets, customers, products and services. Brookline Bancorp expanded its geographic footprint with the acquisitions of First Ipswich in February 2011 and BankRI in January 2012.

The principal executive offices of Brookline Bancorp and Brookline Bank are located at 131 Clarendon Street, Boston, Massachusetts 02116, and their telephone number is (617) 425-4600.

You can find additional information about the company in its filings with the Securities and Exchange Commission referenced in the section in this proxy statement/prospectus titled “Where You Can Find More Information” on page 99.

First Commons Bank

First Commons Bank, N.A. is a national banking association which was organized in 2009 and is headquartered in Newton Centre, a village of Newton, Massachusetts.  First Commons Bank operates its business from two banking offices located in Massachusetts.  First Commons Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and commercial real estate loans, and in consumer and small business loans.

At September 30, 2017, First Commons Bank had total consolidated assets of approximately $311.4 million, loans of approximately $259.7 million, deposits of approximately $267.5 million and stockholders’ equity of approximately $35.6 million.

First Commons Bank’s principal executive offices are located at 718 Beacon Street, Newton, Massachusetts 02459, and its telephone number is (617) 243-4400.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FIRST COMMONS BANK

As of and for the Nine-Month Periods Ended September 30, 2017 and 2016

Balance Sheet

Total assets of $311 million as of September 30, 2017 represented a decrease from $343 million reported as of December 31, 2016 and a decrease from $347 million reported as of September 30, 2016. The decline in total assets in 2017 is the result of First Commons Bank’s strategic initiative to use available cash to reduce deposits by not renewing maturing time deposits from non-relationship customers.

Total loans and leases, before the allowance for loan and lease losses, was $262 million as of September 30, 2017, which represents a decrease of approximately $6 million from the December 31, 2016 balance of $268 million and a decrease of approximately $5 million from the $267 million reported as of September 30, 2016. First Commons Bank’s loan portfolio as of September 30, 2017 was comprised primarily of commercial real estate loans, or commercial investment property. Owner occupied 1-to-4 family real estate loans represented 17% of First Commons Bank’s loan portfolio as of September 30, 2017, compared to 18% as of December 31, 2016 and 20% as of September 30, 2016. Commercial real estate loans, which also include non-owner occupied 1-to-4 family properties, multi-family properties and construction loans, represented 67% of the portfolio as of September 30, 2017, compared to 66% as of December 31, 2016 and 67% as of September 30, 2016.

Total deposits of $267 million as of September 30, 2017 represented a decrease from $298 million reported as of December 2016 and from $303 million reported as of September 30, 2016. Total certificate of deposit balances declined to $101 million as of September 30, 2017, compared to $135 million as of December 31, 2016 and $139 million as of September 30, 2016. As discussed above, this decline is the result of First Commons Bank’s strategic initiative to not renew maturing time deposits for those customers who did not maintain other account balances with First Commons Bank. Demand deposit account balances of $49 million as of September 30, 2017 represented an increase in balances from $36 million as of December 31, 2016 and from $36 million as of September 30, 2016. Money market account balances of $114 million represented a decline from $125 million as of December 31, 2016 and from $126 million as of September 2016.

Asset Quality

As of September 30, 2017, First Commons Bank did not have any loans more than 30 days overdue. In comparison, First Common Bank had one loan with an outstanding balance of $1,426,634 that was 30 to 59 days overdue as of December 31, 2016, representing 0.53% of the total loan portfolio at that time, and no delinquent loans as of September 30, 2016.

Net charge offs for the nine-month period ended September 30, 2017 were $8,000, resulting from the charge-off of one personal loan. This amount represents 0.00% of the average loan balances on an annualized basis, compared to $6,000, or 0.00% of average loans and leases, for the twelve-month period ended December 31, 2016, and $7,000, or 0.00% of average loans and leases, for the nine-month period ended September 30, 2016.

The ratio of the allowance for loan and lease losses to total loans was 0.96% as of September 30, 2017, compared to 0.94% as of December 31, 2016, and 0.94% as of September 30, 2016.

Capital Strength

First Commons Bank is a “well capitalized” institution as defined by the Office of the Comptroller of the Currency. First Commons Bank’s tier 1 capital to average assets was 11.48% as of September 30, 2017, compared to 9.69% as of December 31, 2016 and 9.66% as of September 30, 2016. As of September 30, 2017, First Commons Bank’s tier 1 capital to risk-weighted assets was 14.51%, compared to 13.81% as of December 31, 2016 and 14.03% as of September 30, 2016. First Commons Bank’s total risk-based capital to risk weighted assets was 15.53% as of September 30, 2017, compared to 14.83% as of December 31, 2016 and 15.08% as of September 30, 2016.

First Commons Bank’s ratio of stockholders equity to total assets was 11.42% as of September 30, 2017, compared to 9.84% as of December 31, 2016 and 9.55% as of September 30, 2016.

Net Income

For the nine-month period ended September 30, 2017, First Commons Bank reported net income of $1.8 million, or $0.58 per basic share, an increase of $200 thousand, or 12%, over the $1.6 million, or $0.51 per basic share, reported for the nine-month period ended September 30, 2016. The increase in net income was primarily the result of an increase in net interest income as well as a decline in the amount allocated to the provision for loan losses.

First Commons Bank’s annualized return on average assets was 0.74% for the nine-month period ended September 30, 2017, compared to 0.64% for the nine-month period ended September 30, 2016. The annualized return on average stockholders’ equity was 6.97% for the nine-month period ended September 30, 2017, compared to 6.56% for the nine-month period ended September 30, 2016.

First Commons Bank’s net interest margin was 3.40% for the nine-month period ended September 30, 2017, up from the 3.14% reported for the nine-month period ended September 30, 2016. The increase in the net interest margin was primarily a result of reduction in First Commons Bank’s cost of deposits.

As of and for the Years Ended December 31, 2016 and 2015

Balance Sheet

Total assets of $343 million as of December 31, 2016 represented an increase of $28 million over $315 million reported as of December 31, 2015. The increase in assets was driven primarily by an increase in demand deposit accounts as well as money market deposits and certificate of deposit accounts.

Total loans and leases, before the allowance for loan and lease losses, increased to $268 million as of December 31, 2016, which represented an increase of $11 million from the $257 million reported as of December 31, 2015. First Commons Bank’s loan portfolio as of December 31, 2016 was comprised primarily of commercial real estate loans, or commercial investment property. Owner occupied 1-to-4 family real estate loans represented approximately 18% of First Commons Bank’s loan portfolio as of December 31, 2016, compared to approximately 24% as of December 31, 2015. Commercial real estate loans, which also include non-owner occupied 1-to-4 family properties, multi-family properties and construction loans, represented approximately 66% of the portfolio as of December 31, 2016, compared to approximately 65% as of December 31, 2015.

Total deposits of $298 million as of December 31, 2016 represented an increase of approximately $25 million from $273 million reported as of December 31, 2015. Total certificate of deposit balances increased to $135 million as of December 31, 2016, compared to $124 million as of December 31, 2015. Demand deposit account balances of $36 million as of December 31, 2016 represented an increase from $29 million as of December 31, 2015. Money market deposits of $125 million as of December 31, 2016 represented an increase from $118 million as of December 31, 2015. Money market deposits increased by $7 million, or approximately 6%, in 2016. Money market deposits represented approximately 41% of total deposits as of December 31, 2016, compared to 43% as of December 31, 2015.

Asset Quality

First Commons Bank had no nonperforming assets as of December 31, 2016 or as of December 31, 2015. As of December 31, 2016, First Commons Bank had one loan with an outstanding balance of $1,426,634 that was 30-59 days overdue, representing 0.53% of the total loan portfolio at that time, as compared to $3,709,692 in loans that were 30-59 days overdue as of December 31, 2015, representing 1.44% of the total loan portfolio at that time.

For the year ended December 31, 2016, First Commons Bank reported net charge offs totaling $6,000, or approximately 0.00% of the average loan balances for the calendar year 2016. For the year ended December 31, 2015, First Commons Bank charged off loans totaling $78,000, or 0.03% of the average loan balances for the calendar year 2015.

The ratio of the allowance for loan and lease losses to total loans was 0.94% as of December 31, 2016, compared to 0.92% as of December 31, 2015.

Capital Strength

First Commons Bank is a “well capitalized” institution as defined by the Office of the Comptroller of the Currency. First Commons Bank’s tier 1 capital to average assets was 9.69% as of December 31, 2016 compared to 10.35% as of December 31, 2015. As of December 31, 2016, First Commons Bank’s tier 1 capital to risk-weighted assets was 13.81% compared to 14.95% as of December 31, 2015. First Commons Bank’s total risk-based capital to risk weighted assets was 14.83% as of December 31, 2016, compared to 16.08% as of December 31, 2015.

First Commons Bank’s ratio of stockholders equity to total assets was 9.84% as of December 31, 2016, compared to 10.03% as of December 31, 2015.

Net Income

For the year ended December 31, 2016, First Commons Bank reported net income of $2.2 million, or $0.70 per basic share, an increase of $1.1 million, or 111%, over the $1.0 million, or $0.33 per basic share, reported for the year ended December 31, 2015. The increase in net income was primarily the result of an increase in net interest income as well as a decline in the amount allocated to the provision for loan losses in 2016 when compared to 2015. An additional factor contributing to the increased profitability was the ability to increase the total assets of First Commons Bank by approximately $28 million while increasing the total non-interest expense by approximately $207,000. First Commons Bank’s non-interest expense as a percentage of average assets was 2.19% as of December 31, 2016, compared to 2.56% as of December 31, 2015. In addition, First Commons Bank’s efficiency ratio, defined as non-interest expenses divided by net interest income also improved to 70.77% as of December 31, 2016 compared to the 80.87% reported as of December 31, 2015.

First Commons Bank’s annualized return on average assets was 0.64% for the year ended December 31, 2016, compared to 0.36% for the year ended December 31, 2015. The annualized return on average stockholders’ equity was 6.58% for the year ended December 31, 2016, compared to 3.32% for the year ended December 31, 2015.

First Commons Bank’s net interest margin was 3.15% for the year ended December 31, 2016, down from the 3.24% reported for the year ended December 31, 2015.

THE SPECIAL MEETING OF FIRST COMMONS BANK STOCKHOLDERS

Date, Time and Place of the Special Meeting of First Commons Bank Stockholders

The special meeting of stockholders of First Commons Bank will be held at Tartufo Restaurant, 22 Union St., Newton, Massachusetts, on January 17, 2018 at 10:00 a.m., local time.

Actions to be Taken at the Special Meeting

At the special meeting, First Commons Bank stockholders as of the record date will be asked to consider and vote on the following proposals:

1.                                      To consider and vote upon a proposal to approve the merger agreement and the merger;

2.                                      To consider and vote upon a proposal to approve one or more adjournments of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting, or at any adjournment or postponement of that meeting, to approve the merger agreement and the merger; and

3.                                      To consider and act upon such other matters as may properly come before the special meeting or any adjournment or postponement of that meeting.

Votes Required to Transact Business at the Special Meeting

A quorum of First Commons Bank stockholders is necessary to hold a valid meeting. If the holders of at least a majority of the shares of First Commons Bank common stock entitled to be cast are present in person or represented by proxy at the special meeting, a quorum will exist. First Commons Bank will include proxies marked as abstentions as present at the meeting in determining whether a quorum is present.

Record Date; Outstanding Shares; Shares Entitled to Vote

You can vote at the special meeting if you owned First Commons Bank common stock at the close of business on November 27, 2017, the record date for the special meeting. As of the close of business on the record date, there were 3,122,122 shares of First Commons Bank common stock outstanding. Each holder of First Commons Bank common stock is entitled to one vote for each share of First Commons Bank common stock he, she or it owned as of the record date.

Vote Required to Approve Each Proposal

Approval of the Merger. Approval of this proposal requires the affirmative vote of holders of at least two-thirds of the outstanding shares of First Commons Bank common stock entitled to vote at the special meeting. If you abstain or do not vote, it will have the same effect as voting “AGAINST” approval of the merger agreement and the merger.

Approval of Adjournments of the Special Meeting. Approval of this proposal requires the affirmative vote of a majority of the votes cast at the special meeting. If you do not vote, either in person or by proxy, it will have no effect on the outcome of the proposal. Proxies marked abstentions will have the same effect as a vote “AGAINST” this proposal.

How to Vote Shares Held Directly by the Stockholder

If you are the record holder of your shares, you may vote your shares by:

•                  Over the Internet.  You may vote online by going to the website of Computershare at http://www.investorvote.com/IRSF.  Have your proxy card in hand when you access the website and follow the instructions to vote your shares. You must submit your Internet proxy before 11:59 p.m., Eastern Time, on January 16, 2018, the day before the special meeting, for your proxy to be valid and your vote to count.

•                  By Mail or Email.  You may vote by completing, signing, dating and returning the proxy card either in the enclosed postage-paid envelope or by scanning and emailing your completed proxy card to proxymail@firstcommonsbank.com. Computershare, our tabulator, must receive your mailed or emailed proxy before 11:59 p.m., Eastern Time, on January 16, 2018, the day before the special meeting, for your proxy to be valid and your vote to count.

•                  By Telephone.  You may vote by telephone by calling 1-800-652-VOTE (8683). Have your proxy card in hand when you call and then follow the instructions to vote your shares. You must submit your telephonic proxy before 11:59 p.m., Eastern Time, on January 16, 2018, the day before the special meeting, for your proxy to be valid and your vote to count.

If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the special meeting, you must bring additional documentation from the broker, bank or other nominee in order to vote your shares.

How to Vote Shares Held by a Broker, Bank or Other Nominee

If your shares are held through a broker, bank or other nominee, you may vote your shares by following the voting instructions provided by your broker, bank or other nominee. To be able to vote shares not registered in your own name in person at the special meeting, contact your bank, broker or other nominee who holds your shares to obtain a broker’s proxy card and bring it with you to the special meeting, along with a bank or brokerage statement or a letter from your nominee evidencing your beneficial ownership of our stock and a form of personal identification. A broker’s proxy is not the form of proxy enclosed with this proxy statement/prospectus.

Broker Non-Votes and Abstentions

If you are the beneficial owner of shares held in “street name” by a broker, bank or other nominee and you do not give instructions to the broker, bank or other nominee on how to vote your shares at the special meeting, your broker, bank or other nominee may not vote your shares with respect to any of the proposals. Proxies submitted by a broker that do not exercise this voting authority are also known as “broker non-votes.”

An abstention is a decision by a stockholder to take a neutral position on a proposal being submitted to stockholders at a meeting.

Effect of Broker Non-Votes and Abstentions on Quorum and the Votes Required at the Special Meeting

The affirmative vote of holders of at least two-thirds of the outstanding shares of First Commons Bank common stock entitled to vote at the special meeting is required to approve the merger agreement and the merger and the affirmative vote of holders of a majority of the votes cast at the special meeting is required to approve any adjournment proposal. Because broker non-votes and abstentions are not considered a vote approving any proposal submitted at the special meeting, broker non-votes and abstentions will have the same effect as a vote against the proposal to approve the merger agreement and the merger. However, broker non-votes will have no effect on the outcome of the adjournment proposal, but abstentions will have the same effect as a vote against the adjournment proposal.

How Will Shares be Voted

All shares represented by valid unrevoked proxies will be voted in accordance with the instructions on the proxy card. If you return a signed proxy card, but make no specification on the card as to how you want your shares voted, your proxy will be voted “FOR” approval of the foregoing proposals. The board of directors of First Commons Bank is presently unaware of any other matter that may be presented for action at the special meeting of stockholders. If any other matter does properly come before the special meeting, the board of directors of First Commons Bank intends that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card.

Revocation of Proxies

A proxy may be revoked at any time before it is voted at the special meeting by:

•                  Filing a written revocation of the proxy with the Secretary of First Commons Bank, Arnold D. Scott, 718 Beacon Street, Newton, Massachusetts 02459;

•                  Submitting a new signed proxy card, either by mail or email, bearing a later date, or by submitting a new vote over the Internet or by telephone (any earlier proxies will be revoked automatically); or

•                  Attending the special meeting and voting in person provided you are the holder of record of your shares and have filed a written revocation of your grant of proxy with the Secretary of First Commons Bank as indicated above.

If you hold your shares in the name of a broker, bank or other nominee, you will need to contact your nominee in order to revoke your proxy. If you hold your shares in “street name” through a broker or bank, you may only change your vote in person if you have a legal proxy in your name from Broadridge Financial Solutions or your broker or bank.

Proxy Solicitation

The board of directors of First Commons Bank is soliciting these proxies. First Commons Bank will pay the expenses of soliciting proxies to be voted at the special meeting. In addition to sending you this proxy statement/prospectus, some of First Commons Bank’s directors and officers as well as management and non-management employees may contact you by telephone, mail, e-mail, or in person.

Appraisal Rights

If a stockholder votes against approval of the merger agreement and the merger or gives written notice to First Commons Bank at or prior to the special meeting that he or she dissents from the merger agreement and makes a demand for appraisal rights, Section 214a of the National Bank Act (a copy of which is attached hereto as Annex B) shall be applicable to the merger. Under such circumstances, the cash value of the shares of First Commons Bank common stock held by such stockholder shall be determined based on the value of the First Commons Bank common stock as of the date of the special meeting, excluding any appreciation or depreciation resulting from the merger, as determined by a committee of three persons.

Any stockholder of record contemplating making a demand for appraisal is urged to review carefully the provisions of Section 214a of the National Bank Act, particularly the procedural steps required to perfect dissenters’ appraisal rights thereunder (“Appraisal Rights”). Appraisal Rights will be lost if such procedural requirements of Section 214a of the National Bank Act are not fully satisfied.

SET FORTH BELOW IS A SUMMARY OF THE PROCEDURES RELATING TO THE EXERCISE OF APPRAISAL RIGHTS. THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROVISIONS OF SECTION 214A OF THE NATIONAL BANK ACT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO ANNEX B HERETO AND TO ANY AMENDMENTS TO SUCH SECTIONS AS MAY BE ADOPTED AFTER THE DATE OF THIS PROXY STATEMENT/PROSPECTUS.

Voting Against the Merger Proposal or Filing Written Notice

A stockholder who intends to exercise Appraisal Rights must vote “AGAINST” approval of the merger agreement and the merger or give written notice to First Commons Bank at or prior to the special meeting that he or she dissents from the proposal to approve the merger agreement and the merger and demands payment for the First Commons Bank common stock held by the stockholder if the merger is completed. If the stockholder does not return a proxy or provide written notice of dissent, or returns a proxy without voting instructions or with instructions to vote “FOR” or “ABSTAIN” with respect to the merger, or votes in person at the special meeting “FOR” or “ABSTAIN” with respect to the merger, the stockholder will lose any dissenters’ rights associated with those shares.  Written notice of dissent should be addressed to First Commons Bank, 718 Beacon Street, Newton, Massachusetts 02459, Attention:  Corporate Secretary.

Written Demand

Within 30 days after the completion of the merger, any dissenting stockholder who wishes to exercise Appraisal Rights must demand in writing from Brookline Bancorp payment for the value of such holder’s shares. Such written demand should be addressed to Brookline Bancorp, 131 Clarendon Street, Boston, Massachusetts, 02116, Attention:  Corporate Secretary.

Settlement or Appraisal

The value of the shares of First Commons Bank shall be determined as of the date of the special meeting by a committee of three persons, one to be selected by majority vote of the dissenting stockholders entitled to receive the value of their shares, one by the directors of Brookline Bancorp, and the third by the two persons previously chosen to by the dissenting stockholders and Brookline Bancorp. The valuation agreed upon by any two of three appraisers thus chosen shall govern; but, if the value fixed by a majority of the appraisers shall not be satisfactory to any dissenting stockholder who has requested payment for his or her shares, such stockholder may within five days after being notified of the appraised value of his shares appeal to the Comptroller of the Currency, who shall cause a reappraisal to be made, which shall be final and binding as to the value of the shares of the appellant.

Failure to Select Appraisers; Failure of Appraisers to Determine Value; Expenses

If, within ninety days from the effective date of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller of the Currency shall upon written request of any interested party, cause an appraisal to be made, which shall be final and binding on all parties. The expenses of the Comptroller of the Currency in making the reappraisal, or the appraisal as the case may be, shall be paid by Brookline Bancorp.

Exclusive Remedy; Exception

The enforcement by a stockholder of Appraisal Rights pursuant to the procedure summarized above is such stockholder’s exclusive remedy, except that this does not exclude the right of such stockholder to maintain an appropriate proceeding to obtain relief on the ground that such corporate action will be or is illegal or fraudulent as to such stockholder. In addition, under applicable law, dissenting stockholders may not be limited to the statutory remedy of judicial appraisal where violations of fiduciary duty are found.

ANY STOCKHOLDER WHO DESIRES TO EXERCISE APPRAISAL RIGHTS SHOULD CAREFULLY REVIEW THE NATIONAL BANK ACT AND IS ADVISED TO CONSULT ITS LEGAL ADVISOR BEFORE EXERCISING OR ATTEMPTING TO EXERCISE SUCH RIGHTS.

Stock Certificates

You should not send in any certificates representing First Commons Bank common stock at this time. It is expected that at least 20 business days prior to the anticipated closing date of the merger you will receive instructions for the exchange of certificates representing First Commons Bank common stock. For more information regarding these instructions, please see the section of this proxy statement/prospectus titled “The Merger Agreement—Election Procedures” beginning on page 64.

Proposal to Approve Adjournment of the Special Meeting

First Commons Bank is also submitting a proposal for consideration at the special meeting to authorize the named proxies to approve one or more adjournments of the special meeting if there are not sufficient votes to approve the merger agreement and the merger at the time of the special meeting. Even though a quorum may be present at the special meeting, it is possible that First Commons Bank may not have received sufficient votes to approve the merger agreement and the merger by the time of the special meeting. In that event, First Commons Bank would need to adjourn the special meeting in order to solicit additional proxies.

To allow the proxies that have been received by First Commons Bank at the time of the special meeting to be voted for an adjournment, if necessary, First Commons Bank is submitting a proposal to approve one or more adjournments, and only under those circumstances, to you for consideration. If the new date, time and place are announced at the special meeting before the adjournment, First Commons Bank is not required to give notice of the time and place of the adjourned meeting, unless the board of directors fixes a new record date for the special meeting.

The adjournment proposal relates only to an adjournment of the special meeting occurring for purposes of soliciting additional proxies for approval of the merger agreement and the merger in the event that there are insufficient votes to approve that proposal. The First Commons Bank board of directors retains full authority to the extent set forth in the First Commons Bank bylaws and applicable law to adjourn the special meeting for any other purpose, or to postpone the special meeting before it is convened, without the consent of any First Commons Bank stockholders.

Share Ownership of Management; Voting Agreements

In connection with the merger agreement, First Commons Bank’s directors and executive officers executed voting agreements with Brookline Bancorp under which they agreed to vote their shares in favor of the merger. As of the record date, there were 151,063 shares of First Commons Bank common stock, or approximately 4.8% of the outstanding shares, subject to the voting agreements. See the section of this proxy statement/prospectus titled “The Voting Agreements” beginning on page 85 for further information regarding these voting agreements.

PROPOSAL NO. 1—THE MERGER

General

Under the terms and conditions set forth in the merger agreement, First Commons Bank will merge with and into Brookline Bank. The surviving bank in the merger will be Brookline Bank. At the effective time of the merger, each share of First Commons Bank common stock outstanding immediately prior to the effective time will, by virtue of the merger and without any action on the part of the stockholder, be converted into the right to receive a number of shares of Brookline Bancorp common stock pursuant to an exchange ratio calculated by dividing $16.70 per share by the 10-day volume weighted average stock price of Brookline Bancorp common stock as reported on NASDAQ for the measurement period, subject to the limitations set forth below.

•                  If the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period is less than $13.19 per share, the exchange ratio will be fixed at 1.266.  Under this scenario, stockholders of First Commons Bank will receive Brookline Bancorp common stock and cash in lieu of fractional shares with an implied value per share equal to 1.266 multiplied by the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period.

•                  If the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period is between $13.19 per share and $15.33 per share, the exchange ratio will float so that stockholders of First Commons Bank will receive Brookline Bancorp common stock and cash in lieu of fractional shares with an implied value per share equal to $16.70 per share of First Commons Bank common stock as of the measurement period.

•                  If the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period is greater than $15.33 per share, the exchange ratio will be fixed at 1.089.  Under this scenario,  stockholders of First Commons Bank will receive Brookline Bancorp common stock and cash in lieu of fractional shares with an implied value per share equal to 1.089 multiplied by the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period.

Brookline Bancorp has the option to pay up to 50% of the merger consideration in cash. If Brookline Bancorp elects to pay a portion of the merger consideration in cash, First Commons Bank stockholders will have the opportunity to elect the form of consideration to be received for all shares of First Commons Bank common stock that they hold, subject to allocation procedures set forth in the merger agreement and described in the section of this proxy statement/prospectus titled “The Merger Agreement—Allocation Procedures” beginning on page 65. First Commons Bank stockholders may elect to receive all of their merger consideration in cash at $16.70 per share, all of their merger consideration in Brookline Bancorp common stock, or a portion of the merger consideration in cash and the remaining portion in shares of Brookline Bancorp common stock. The allocation procedures included in the merger agreement are intended to ensure that a percentage designated by Brookline Bancorp of the total number of shares of First Commons Bank common stock outstanding immediately prior to the effective time of the merger will be converted into shares of Brookline Bancorp common stock, and the remaining shares of First Commons Bank common stock will be converted into cash. Shares of First Commons Bank common stock held by Brookline Bancorp or First Commons Bank, will not be converted into the right to receive the merger consideration upon consummation of the merger.

As of November 27, 2017, there were 3,122,122 shares of First Commons Bank common stock issued and outstanding, 279,848 shares of First Commons Bank common stock reserved for issuance with respect to outstanding stock options, and 300,000 shares of First Commons Bank common stock reserved for issuance with respect to outstanding warrants. Based upon these numbers, assuming that 100% of the merger consideration will be paid in the form of Brookline Bancorp common stock and assuming no exercise of outstanding stock options and warrants, this will result in current Brookline Bancorp stockholders owning approximately 95.4% of the combined company and First Commons Bank stockholders owning approximately 4.6% of the combined company if all of the merger consideration is paid in the form of Brookline Bancorp common stock. Brookline Bancorp has the option to elect to pay up to 50% of the merger consideration in cash. If Brookline Bancorp elects to pay 50% of the merger consideration in cash, assuming no exercise of outstanding stock options and warrants, this will result in current Brookline Bancorp stockholders owning approximately 97.7% of the combined company and First Common Bank stockholders owning approximately 2.3% of the combined company.

Background of the Merger

The First Commons Bank board of directors has considered from time to time during the past several years various potential strategic alternatives available to First Commons Bank, including the possibility of being acquired by a larger banking company. In anticipation of engaging in discussions with one or more larger banking companies regarding the possible acquisition of First Commons Bank, the First Commons Bank board of directors periodically discussed the evolving mergers and acquisitions environment in eastern Massachusetts, the factors that a larger banking company would likely consider in valuing First Commons Bank, and potential criteria for screening potential acquirers. In addition, First Commons Bank’s senior management and board of directors have compared from time to time the quantitative measures of First Commons Bank’s performance with those of comparable banking companies and reviewed conditions in the community banking industry generally.

In 2016, First Commons Bank conducted a process, with the assistance of an investment banking firm other than KBW, to  identify larger banking companies that might then have had an interest in acquiring First Commons Bank. After evaluating the feedback received during that process, which included the receipt of one expression of interest, the First Commons Bank board of directors concluded that 2016 was not an opportune time to pursue the possible acquisition of First Commons Bank by a larger banking company.

After observing the increase in the valuation of most publicly traded banking companies in the United States after the November 2016 presidential election, the First Commons Bank board of directors decided during the second quarter of 2017 that First Commons Bank should again explore the possibility of being acquired by a larger banking company. In contrast to the process conducted in 2016 when First Commons Bank solicited bids concurrently from multiple parties, the preference of the First Commons Bank board of directors in 2017 was to negotiate primarily with a single possible acquirer that, after its initial due diligence, expressed strong interest in acquiring First Commons Bank. In May 2017, First Commons Bank, with the assistance of KBW as First Commons Bank’s financial advisor, began identifying a relatively small number of larger banking companies, which, based upon First Commons Bank’s 2016 process and the Massachusetts market, might have the greatest interest in acquiring First Commons Bank.

Anthony G. Nuzzo, First Commons Bank’s Chairman, President and Chief Executive Officer, contacted two potential acquirers that had expressed an interest in 2016 in acquiring First Commons Bank, and, at First Commons Bank’s direction, KBW approached several other potential acquirers. Brookline Bancorp and two other parties — to which we refer in this proxy statement/prospectus as “Company A” and “Company B” — obtained confidential access to a data site with preliminary due diligence information. In June 2017, Mr. Nuzzo and Michael J. Tallo, First Commons Bank’s Chief Financial Officer, met in person with senior officers from Brookline Bancorp, Company A and Company B to discuss the nature of First Commons Bank’s business, in particular the importance to First Commons Bank of its commercial real estate and construction lending business led by Charles R. Shediac, First Commons Bank’s Chief Lending Officer, and Karen Cohn, its Senior Vice President and Senior Loan Officer. Company B opted not to pursue further discussions regarding its possible acquisition of First Commons Bank.

In early July 2017, First Commons Bank received an informal oral indication of interest from Brookline Bancorp, expressing an interest in acquiring First Commons Bank in a stock-for-stock merger in which each share of First Commons Bank common stock would have been valued at $16.75 per share at the time the parties entered into a definitive merger agreement, and the number of shares of Brookline Bancorp common stock to be exchanged for each share of First Commons Bank common stock would have been fixed in the merger agreement.

The First Commons Bank board of directors met on July 12, 2017 to discuss Brookline Bancorp’s preliminary indication of interest and a very preliminary indication of interest provided by Company A for an all cash acquisition.  Unlike Brookline Bancorp, Company A provided a dollar range in which it expected to value First Commons Bank common stock. The high end of that range was less than $16.75.

In comparing the possibility of an all cash acquisition by Company A with the all stock structure proposed by Brookline Bancorp, the First Commons Bank board of directors considered the certainty of an all cash structure from the perspective of First Commons Bank stockholders. The First Commons Bank board of directors also considered the potential advantages and disadvantages of a fixed-exchange ratio proposal, in which the number of shares of Brookline Bancorp common stock to be exchanged in the merger for each share of First Commons Bank common stock would be fixed at the time the parties entered into a definitive merger agreement, as compared to a fixed-dollar value arrangement in which Brookline Bancorp would acquire First Commons Bank for a specified dollar value per share of First Commons Bank common stock and the exchange ratio would be determined at the closing of the merger based upon the trading price for

Brookline Bancorp common stock at that time. The First Commons Bank board of directors also considered that, in a stock-for-stock merger with Brookline Bancorp, no gain would be recognized by a U.S. holder of First Commons Bank common stock upon the receipt of shares of Brookline Bancorp common stock in the merger.

Mr. Nuzzo also discussed with the board various possible approaches to seek to increase the price per share at which Brookline Bancorp or Company A would value First Commons Bank common stock in a merger. The First Commons Bank board of directors also reached a consensus that it would view more favorably a proposal from Brookline Bancorp to acquire First Commons Bank for a fixed dollar value per share of First Commons Bank common stock, with the fixed value being converted into an exchange ratio based upon Brookline Bancorp’s stock price as of the closing of the merger. The First Commons Bank board of directors also discussed capping at 15% the increase or decrease possible in the exchange ratio as a result of changes in the market value of Brookline Bancorp common stock. (In this proxy statement/prospectus, we refer to the range in which a change in the market value of Brookline Bancorp common stock affects the exchange ratio as the “collar.”)

Following the July 12th meeting of the First Commons Bank board of directors, Mr. Nuzzo contacted Company A, which informed Mr. Nuzzo that it was unwilling to increase the high end of the price range that it was considering to pay per share of First Commons Bank common stock but would increase the low end of that range. Mr. Nuzzo reported on his conversation with Company A at a meeting of the First Commons Bank board of directors on July 19, 2017.

Separately, at the direction of First Commons Bank, KBW communicated to Brookline Bancorp the desire of the First Commons Bank board of directors for a fixed dollar value proposal. KBW also provided, on behalf of First Commons Bank, to Brookline Bancorp a written summary of the other terms that First Commons Bank was requesting Brookline Bancorp to address in a formal, nonbinding letter of intent. On July 27, 2017, having previously informed Mr. Nuzzo and KBW that Brookline Bancorp was unwilling to increase its valuation of First Commons Bank, Brookline Bancorp provided a nonbinding letter of intent, proposing to acquire First Commons Bank in a merger with a fixed value structure in which First Commons Bank common stock would be valued at $16.75 and the collar would be 7.5%. The Brookline Bancorp letter of intent also provided that Brookline Bancorp would have the right to pay up to 50% of the merger consideration in cash.

In the week following First Commons Bank’s receipt of Brookline Bancorp’s nonbinding letter of intent, Mr. Nuzzo provided updates to the First Commons Bank board of directors, including at an August 1, 2017 meeting of the First Commons Bank board of directors, and engaged in discussions with Paul A. Perrault, Brookline Bancorp’s President and Chief Executive Officer, regarding the mutual interest of First Commons Bank and Brookline Bancorp in trying to ensure the smooth integration of First Commons Bank’s business with Brookline Bancorp’s. Mr. Perrault expressed to Mr. Nuzzo the importance to Brookline Bancorp of Mr. Shediac and Ms. Cohn remaining employees of Brookline Bancorp for at least two years following the completion of the merger. Mr. Nuzzo reported to Mr. Perrault that although Mr. Shediac and Ms. Cohn seemed to be inclined to remain with Brookline Bancorp after the closing of the merger, they were unwilling to defer until after the closing the change-in-control payments to which they would otherwise be entitled upon the closing of the merger. Mr. Nuzzo discussed with Mr. Perrault and others at Brookline Bancorp various employment terms and financial incentives that could reasonably be expected to induce Mr. Shediac and Ms. Cohn to remain employees of Brookline Bancorp for at least two years. Mr. Nuzzo and Mr. Perrault also discussed Mr. Nuzzo serving as a part-time consultant to Brookline Bancorp for one year after the completion of the merger. In addition, First Commons Bank provided proposed changes to the letter of intent, including specifying that the term of an exclusivity agreement between First Commons Bank and Brookline Bancorp would be limited to 45 days.

In light of the uncertainty regarding the outcome of discussions with Brookline Bancorp as to arrangements for Mr. Shediac and Ms. Cohn, Mr. Nuzzo informed Company A that he would be willing to present to the First Commons Bank board of directors a letter of intent from Company A. Mr. Nuzzo emphasized to Company A’s chief executive officer that he anticipated that the First Commons Bank board of directors would likely not view Company A’s proposed valuation of First Commons Bank to be in the best interest of First Commons Bank stockholders, even though a merger with Company A would offer the certainty of all cash merger consideration.

The First Commons Bank board of directors met on August 7, 2017 to review a revised letter of intent that Brookline Bancorp delivered to First Commons Bank on August 4, 2017. The revised letter of intent provided for a reduction in the price at which First Commons Bank common stock would be valued to $16.70 per share. In the revised letter of intent, Brookline Bancorp agreed to pay to Mr. Shediac and Ms. Cohn their change in control payments as of the closing of the merger and offering to enter into retention agreements with Mr. Shediac and Ms. Cohn. The proposed retention agreements would provide for $100,000 retention payments to each of Mr. Shediac and Ms. Cohn, respectively, payable in two installments of $50,000 on each of the first and second anniversaries of the closing of the merger provided that they remain employed by Brookline Bank at that time, and containing non-compete and non-solicitation provisions mutually agreeable to them and Brookline Bancorp. In discussing the arrangements for Mr. Shediac and Ms. Cohn, Mr. Nuzzo reminded the board that Brookline Bancorp took the position that Mr. Shediac’s and Ms. Cohn’s retention was integral to the transaction.

During the August 7th meeting, the First Commons Bank board of directors also took into account a letter of intent that Company A delivered to First Commons Bank on August 2nd, proposing an all cash merger. The price range within which Company A proposed to value First Commons Bank common stock was unchanged from Company A’s informal expression of interest. The high end of that range was less than $16.70, and Mr. Nuzzo informed the First Commons Bank board of directors that based upon his discussions with Company A’s chief executive officer, Mr. Nuzzo did not expect that Company A’s final price per share would be in the upper half of the range stated in Company A’s proposed letter of intent.

During the August 7, 2017 meeting, the First Commons Bank board of directors approved the final version of Brookline Bancorp’s letter of intent and authorized First Commons Bank to enter into a 45-day exclusivity agreement. First Commons Bank and Brookline Bancorp entered into that exclusivity agreement as of August 8, 2017.

From August 8 through mid-September, Brookline Bancorp’s senior management and its legal advisers conducted their due diligence review of First Commons Bank’s business and financial condition. In addition, Brookline Bancorp’s senior management met on multiple occasions with Mr. Nuzzo, Mr. Shediac and Ms. Cohn to consider how best to integrate First Commons Bank’s commercial real estate and construction lending businesses with Brookline Bancorp’s commercial real estate lending unit after the closing of the Merger. On September 13th, Mr. Nuzzo and Mr. Tallo, together with representatives of KBW and First Commons Bank’s counsel, Nutter McClennen & Fish, met with Mr. Perrault and other members of Brookline Bancorp’s senior management to review Brookline Bancorp’s current financial condition, recent operating results and strategic plans.

On September 7, 2017, Brookline Bancorp provided an initial draft of the merger agreement to First Commons Bank. From September 7th through September 20th, First Commons Bank’s senior management and representatives of KBW and Nutter participated in discussions with Brookline Bancorp’s senior management and legal advisers regarding the terms of the draft merger agreement and other aspects of the proposed transaction. The parties also finalized related agreements confirming the treatment of pre-existing severance and other compensation arrangements for Messrs. Nuzzo, Tallo and Shediac and Ms. Cohn. See “Interests of First Commons Bank Directors and Executive Officers in the Merger,” beginning on page 59 of this proxy statement/prospectus.

On September 19, 2017, the First Commons Bank board of directors met, with representatives of KBW and Nutter in attendance. The First Commons Bank board of directors reviewed in detail the material terms of the draft merger agreement, including the provisions relating to the fixed-value merger consideration and related collar, the respective closing conditions of First Commons Bank and Brookline Bancorp, First Commons Bank’s ability to consider unsolicited “Acquisition Proposals” under certain circumstances (see “The Merger Agreement—No Solicitation” beginning on page 75 for a discussion of what constitutes an “Acquisition Proposal”), the parties’ termination rights, and the termination fee payable to Brookline Bancorp under certain circumstances. In addition, a representative of Nutter briefed the First Commons Bank board of directors on the terms of Mr. Nuzzo’s proposed consulting agreement with Brookline Bank, and the First Commons Bank Compensation Committee reviewed with the board the bonuses to that would be payable to Mr. Nuzzo for First Commons Bank’s 2017 performance and upon the closing of the proposed merger. Mr. Nuzzo also confirmed that Mr. Tallo, Mr. Shediac and Ms. Cohn would be entitled to receive their respective change in control payments upon the closing of the proposed merger. He also confirmed that the terms of the retention agreements for Mr. Shediac and Ms. Cohn were consistent with the letter of intent with Brookline Bancorp. See “Interests of First Commons Bank Directors and Executive Officers in the Merger,” beginning on page 59 of this proxy statement/prospectus.

On September 20, 2017, the First Commons Bank board of directors again met, with representatives of KBW and Nutter in attendance. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the First Commons Bank board of directors an opinion (which was initially rendered verbally and confirmed in a written opinion, dated September 20, 2017) to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the merger consideration (defined in the opinion as the stock consideration and the cash consideration, taken together) in the proposed Merger was fair, from a financial point of view, to the holders of First Commons Bank common stock. See “—Opinion of First Commons Bank’s Financial Advisor,” beginning on page 46 of this proxy statement/prospectus, and the KBW opinion included as Annex C to this proxy statement/prospectus. Representatives of Nutter discussed changes since September 19, 2017 to the proposed form of the merger agreement and other documents.

At the conclusion of the September 20th meeting, the First Commons Bank board of directors unanimously approved the merger agreement and the transactions contemplated thereby, authorized Mr. Nuzzo to enter into the merger agreement and other related agreements, and recommended that First Commons Bank stockholders vote in favor of approving the merger agreement and the merger. Following the conclusion of that board meeting, each First Commons Bank director, as well as Mr. Tallo, Mr. Shediac and Ms. Cohn, delivered signed voting agreements to Brookline Bancorp, and First Commons Bank and Brookline Bancorp entered into the merger agreement. On the morning of September 21, 2017, before the opening of trading on NASDAQ, First Commons Bank and Brookline Bancorp issued a joint press release announcing that they had entered into the merger agreement.

Recommendation of the First Commons Bank Board of Directors and First Commons Bank’s Reasons for the Merger

Recommendation of the First Commons Bank Board of Directors

Our board of directors unanimously approved the merger agreement and determined that the transactions provided for in the merger agreement are advisable to, and in the best interests of, First Commons Bank and our stockholders. Our board of directors unanimously recommends that you vote “FOR” the approval of the merger agreement and the merger and “FOR” the adjournment proposal, if necessary.

Reasons for the Merger

In arriving at its determination to unanimously adopt and approve the merger agreement and the merger, our board of directors evaluated the merger and the merger agreement in consultation with First Commons Bank’s executive management, financial advisor, and legal counsel, drew on its knowledge of First Commons Bank’s business, operations, properties, assets, financial condition, operating results, historical market prices and prospects, and also considered the following factors in favor of its decision to enter into the Merger Agreement:

•                  the prospects of continuing to operate as an independent banking institution, including the challenges associated with such continued independent operation, including continued competition from other financial institutions that could adversely affect our ability to meet growth targets; margin compression due to the continued low interest rate environment; the continuing escalation of compliance costs; and the possible impact of these challenges on the value of First Commons Bank common stock compared to the merger consideration offered by Brookline Bancorp;

•                  the continued illiquidity of an investment in First Commons Bank common stock if First Commons Bank were to continue to operate as an independent company;

•                  the merger consideration of $16.70 per share of First Commons Bank common stock as of the date of the merger agreement, representing 1.49x tangible book value per share of First Commons Bank common stock as of June 30, 2017;

•                  the stock component of the merger consideration would allow First Commons Bank’s stockholders to participate in the benefit of the anticipated synergies from the transaction following the closing of the merger, while the cash portion of the merger consideration would provide liquidity and certainty of value if Brookline Bancorp elects to convert a portion of the merger consideration into cash;

•                  the floating exchange ratio for the stock portion of the merger consideration, subject to the 7.5% Collar, which will mitigate fully or partially the adverse consequences to First Commons Bank stockholders if the 10-day volume weighted average stock price of Brookline Bancorp common stock for the ten consecutive trading day period ending on the fifth business day prior to the closing date is less than the price of Brookline Bancorp stock on September 20, 2017;

•                  the fact that First Commons Bank may choose to terminate the merger agreement if the 10-day volume weighted average stock price of Brookline Bancorp’s common stock as reported on NASDAQ during the ten trading day period ending on the fifth trading day immediately preceding the closing date is less than $11.40 per share and Brookline Bancorp’s common stock underperforms the NASDAQ Bank Index by more than 20%;

•                  the terms of the merger, including the expected tax treatment of the merger as a “reorganization” for U.S. federal income tax purposes;

•                  the process conducted by First Commons Bank, with the assistance of its financial advisor and at the direction of First Commons Bank’s board of directors, to evaluate Brookline Bancorp’s proposal, including the earlier process conducted by First Commons Bank in 2016;

•                  the opinion, dated September 20, 2017, of KBW to the First Commons Bank board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of First Commons Bank common stock of the merger consideration (defined in the opinion as the stock consideration and the cash consideration, taken together) in the proposed merger, as more fully described below under “Opinion of First Commons Bank’s Financial Advisor;”

•                  the merger agreement was the product of arms’ length negotiations between representatives of First Commons Bank and representatives of Brookline Bancorp, and our board of directors’ belief that the terms of the merger agreement are reasonable, including that the merger agreement allows First Commons Bank to consider unsolicited acquisition proposals under certain circumstances and to terminate the merger agreement in order to accept a superior proposal, and that the termination fee that would be payable to Brookline Bank upon termination of the merger agreement in order to accept a superior proposal would not deter another serious bidder from making a competing acquisition proposal (for a more detailed discussion of acquisition proposals and superior proposals, see “The Merger Agreement—No Solicitation” beginning on page 76 of this proxy statement/prospectus.

•                  the ability of Brookline Bancorp to pay the cash merger consideration without needing to condition the merger on obtaining additional sources of financing;

•                  the likelihood of Brookline Bancorp obtaining regulatory approval of the merger and the other transactions contemplated under the merger agreement within a customary timeframe;

•                  the board of directors’ belief that, while no assurances could be given, the probability of consummating the merger appeared to be high; and

•                  the likelihood of First Commons Bank stockholders approving the merger agreement and the merger.

Our board of directors also considered the following factors as generally weighing against a decision to enter into the merger agreement:

•                  the fact that, because at least 50% of the merger consideration is payable in shares of Brookline Bancorp common stock, First Commons Bank stockholders will be adversely affected by any decrease in the trading price of Brookline Bancorp common stock below the 7.5% collar (i.e., below $13.19 per share) prior to completion of the merger, and may receive less value for their shares upon completion of the merger than the nominal value of $16.70 per share of First Commons Bank stock;

•                  the fact that Brookline Bancorp may elect to convert up to 50% of the merger consideration into $16.70 cash per share of First Common Bank common stock means that if Brookline Bancorp’s 10-day volume weighted average stock price for the period ending shortly before the closing is near or greater than $15.33, there is a greater the likelihood that Brookline Bancorp would exercise its cash election right, reducing the value that First Commons Bank stockholders would receive on average in the merger as compared to receiving the merger consideration entirely in the form of Brookline Bancorp common stock;

•                  the risks and contingencies related to the announcement and pendency of the merger, including the diversion of management and employee attention, potential employee attrition and the resulting effect on First Commons Bank’s customers and business relationships;

•                  the risks related to Brookline Bancorp common stock, including the inability of the First Commons Bank board of directors to predict fluctuations in the market price of Brookline Bancorp common stock between the date of the merger agreement and the date on which the merger will be completed and the  First Commons Bank stockholders will be permitted to freely transfer all of the shares of Brookline Bancorp common stock received as consideration for the merger; and

•                  The risk that one or more other parties which might be interested in proposing a transaction with First Commons Bank could be discouraged from doing so given the terms of the merger agreement generally prohibiting First Commons Bank from soliciting, engaging in discussions or providing information regarding an alternative transaction, and requiring First Commons Bank to pay a termination fee to Brookline Bancorp under certain circumstances, although the First Commons Bank board of directors believes the amount of the termination fee of $2,238,320 (which is equal to approximately 4% of the aggregate merger consideration) is reasonable in the context of termination fees in comparable transactions and in light of the overall terms of the merger agreement and would not deter another serious bidder from making a competing “acquisition proposal,” as defined in the merger agreement.

Our board of directors also considered the interests of certain executive officers and directors of First Commons Bank, which are different from, or in addition to, the interests of First Commons Bank stockholders generally. See “Interests of First Commons Bank Directors and Executive Officers in the Merger,” beginning on page 59 of this proxy statement/prospectus.

The foregoing discussion of the factors considered by our board of directors is not intended to be exhaustive, but does set forth the principal factors considered by our board of directors.  Our board of directors collectively reached the unanimous conclusion to adopt the merger agreement and approve the transactions contemplated under the merger agreement in light of the various factors described above and other factors that each member of our board of directors felt was appropriate.  In view of the wide variety of factors considered by our board of directors in connection with its evaluation of the transactions contemplated under the merger agreement and the complexity of these matters, our board of directors did not consider it practical and did not attempt to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, our board of directors made its recommendation based on the totality of information presented to and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

Opinion of First Commons Bank’s Financial Advisor

First Commons Bank engaged KBW to render financial advisory and investment banking services to First Commons Bank, including an opinion to the First Commons Bank board of directors as to the fairness, from a financial point of view, to the holders of First Commons Bank common stock of the merger consideration to be received by such stockholders in the proposed merger. First Commons Bank selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the First Commons Bank board of directors held on September 20, 2017, at which the First Commons Bank board of directors evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the First Commons Bank board of directors an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the merger consideration (defined in the opinion as the stock consideration and the cash consideration, taken together) in the proposed merger was fair, from a financial point of view, to the holders of First Commons Bank common stock. The First Commons Bank board of directors approved the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex C to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the First Commons Bank board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the merger consideration in the merger to the holders of First Commons Bank common stock. It did not address the underlying business decision of First Commons Bank to engage in the merger or enter into the merger agreement or constitute a recommendation to the First Commons Bank board of directors in connection with the merger, and it does not constitute a recommendation to any holder of First Commons Bank common stock or any stockholder of any other entity as to how to vote in connection with the merger or any other matter (including, with respect to holders of

First Commons Bank common stock in the event that Brookline Bancorp elects that a portion of the aggregate amount of the shares of First Commons Bank Common Stock will be converted into the right to receive the cash consideration, what election any such stockholder should make with respect to the cash consideration or the stock consideration), nor does it constitute a recommendation regarding whether or not any such stockholder should enter into a voting, stockholders’, or affiliates’ agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such stockholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of First Commons Bank and Brookline Bancorp and bearing upon the merger, including, among other things:

•                  a draft of the merger agreement dated September 20, 2017 (the most recent draft then made available to KBW);

•                  the audited financial statements for the four fiscal years ended December 31, 2016 of First Commons Bank;

•                  the unaudited quarterly financial statements for the fiscal quarters ended March 31, 2017 and June 30, 2017 of First Commons Bank;

•                  the audited financial statements and the Annual Reports on Form 10-K for the four fiscal years ended December 31, 2016 of Brookline Bancorp;

•                  the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2017 and June 30, 2017 of Brookline Bancorp;

•                  certain regulatory filings of First Commons Bank, Brookline Bancorp and Brookline Bank, including (as applicable) the semi-annual reports on Form FR Y-9SP and quarterly reports on Form FR Y-9C and quarterly call reports required to be filed with respect to each semi-annual period and quarter (as the case may be) during the four-year period ended December 31, 2016, the quarter ended March 31, 2017 and the quarter and semi-annual period ended June 30, 2017;

•                  certain other interim reports and other communications of First Commons Bank and Brookline Bancorp to their respective stockholders; and

•                  other financial information concerning the businesses and operations of First Commons Bank and Brookline Bancorp that was furnished to KBW by First Commons Bank and Brookline Bancorp or which KBW was otherwise directed to use for purposes of KBW’s analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•                  the historical and current financial position and results of operations of First Commons Bank and Brookline Bancorp;

•                  the assets and liabilities of First Commons Bank and Brookline Bancorp;

•                  the nature and terms of certain other merger transactions and business combinations in the banking industry;

•                  a comparison of certain financial and stock market information for Brookline Bancorp and certain financial information for First Commons Bank with similar information for certain other companies the securities of which were publicly traded;

•                  financial and operating forecasts and projections of First Commons Bank that were prepared by, and provided to KBW and discussed with KBW by, First Commons Bank management and that were used and relied upon by KBW at the direction of such management and with the consent of the First Commons Bank board of directors;

•                  publicly available consensus “street estimates” of Brookline Bancorp (as adjusted to give effect to certain tax rate adjustments provided to KBW by Brookline Bancorp management), as well as assumed long-term Brookline Bancorp growth rates provided to KBW by Brookline Bancorp management, all of which information was discussed with KBW by such management and used and relied upon by KBW based on such discussions, at the direction of First Commons Bank management and with the consent of the First Commons Bank board; and

•                  estimates regarding certain pro forma financial effects of the merger on Brookline Bancorp (including, without limitation, the cost savings and related expenses expected to result from or be derived from the merger) that were prepared by, and provided to and discussed with KBW by, the management of Brookline Bancorp, and used and relied upon by KBW based on such discussions, at the direction of First Commons Bank management and with the consent of the First Commons Bank board of directors.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions that were held with the respective managements of First Commons Bank and Brookline Bancorp regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. In addition, KBW considered the results of the efforts undertaken by First Commons Bank, with KBW’s assistance, to solicit indications of interest from third parties regarding a potential transaction with First Commons Bank.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to it or that was publicly available and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of First Commons Bank as to the reasonableness and achievability of the financial and operating forecasts and projections of First Commons Bank referred to above (and the assumptions and bases therefor), and KBW assumed that such forecasts and projections were reasonably prepared and represented the best currently available estimates and judgments of such management and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such management. KBW further relied, with the consent of First Commons Bank, upon Brookline Bancorp management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Brookline Bancorp (as adjusted as described above), the assumed Brookline Bancorp long-term growth rates, and the estimates regarding certain pro forma financial effects of the merger on Brookline Bancorp, all as referred to above (and the assumptions and bases for all such information, including, without limitation, the cost savings and related expenses expected to result or be derived from the merger), and KBW assumed that all such information was reasonably prepared and represented, or in the case of the Brookline Bancorp “street estimates” referred to above that such estimates (as adjusted) were consistent with, the best currently available estimates and judgments of Brookline Bancorp management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated.

It is understood that the portion of the foregoing financial information of First Commons Bank and Brookline Bancorp that was provided to KBW was not prepared with the expectation of public disclosure, that all of the foregoing financial information, including the publicly available consensus “street estimates” of Brookline Bancorp, was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of First Commons Bank and Brookline Bancorp and with the consent of the First Commons Bank board of directors, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either First Commons Bank or Brookline Bancorp since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with First Commons Bank’s consent, that the aggregate allowances for loan and lease losses for First Commons Bank and Brookline Bancorp are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of First Commons Bank or

Brookline Bancorp, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of First Commons Bank or Brookline Bancorp under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

KBW assumed, in all respects material to its analyses:

•                  that the merger and any related transactions would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the draft reviewed by KBW and referred to above) with no additional payments or adjustments to the merger consideration;

•                  that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•                  that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•                  that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transaction and that all conditions to the completion of the merger and any related transaction would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•                  that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of First Commons Bank, Brookline Bancorp or the pro forma entity, or the contemplated benefits of the merger, including without limitation the cost savings and related expenses expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of First Commons Bank that First Commons Bank relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to First Commons Bank, Brookline Bancorp, the merger and any related transaction, and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, to the holders of First Commons Bank common stock of the merger consideration to be received by such holders in the merger. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction, including without limitation, the form or structure of the merger (including the form of the merger consideration, the allocation thereof between cash and stock or the use of the Buyer Market Value to calculate the stock consideration) or any such related transaction, any consequences of the merger or any such related transaction to First Commons Bank, its stockholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. For purposes of its analyses, KBW did not incorporate previously-announced proposed changes to United States tax laws regarding corporate tax rates. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•                  the underlying business decision of First Commons Bank to engage in the merger or enter into the merger agreement;

•                  the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by First Commons Bank or the First Commons Bank board of directors;

•                  the fairness of the amount or nature of any compensation to any of First Commons Bank’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of First Commons Bank common stock;

•                  the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of First Commons Bank (other than the holders of First Commons Bank common stock solely with respect to the merger consideration, as described in KBW’s opinion and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of Brookline Bancorp or any other party to any transaction contemplated by the merger agreement;

•                  any adjustment (as provided in the merger agreement) to the merger consideration assumed to be paid in the merger for purposes of KBW’s opinion;

•                  any election by Brookline Bancorp to pay the cash consideration as provided in the merger agreement;

•                  whether Brookline Bancorp has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate amount of any cash consideration that Brookline Bancorp elects to pay to the holders of First Commons Bank common stock at the closing of the merger;

•                  any election by holders of First Commons Bank common stock to receive the cash consideration or the stock consideration, or any combination thereof, or any allocation among the holders of First Commons Bank common stock between the cash consideration and the stock consideration (including, without limitation, any reallocation thereof as a result of proration pursuant to the merger agreement), or the relative fairness of the stock consideration and any cash consideration;

•                  the actual value of Brookline Bancorp common stock to be issued in the merger;

•                  the prices, trading range or volume at which Brookline Bancorp common stock would trade following the public announcement of the merger or following the consummation of the merger;

•                  any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•                  any legal, regulatory, accounting, tax or similar matters relating to First Commons Bank, Brookline Bancorp, their respective stockholders, or relating to or arising out of or as a consequence of the merger or any related transaction, including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, First Commons Bank and Brookline Bancorp. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the First Commons Bank board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the First Commons Bank board of directors with respect to the fairness of the merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between First Commons Bank and Brookline Bancorp and the decision of First Commons Bank to enter into the merger agreement was solely that of the First Commons Bank board of directors.

The following is a summary of the material financial analyses presented by KBW to the First Commons Bank board of directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the First Commons Bank board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below includes information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an implied transaction value for the proposed merger of $16.70 per outstanding share of First Commons Bank common stock and an illustrative merger exchange ratio of 1.1478x calculated by dividing the implied transaction value for the proposed merger by the closing price of Brookline Bancorp common stock on September 19, 2017.

First Commons Bank Selected Companies Analyses. Using publicly available information, KBW compared the financial performance and financial condition of First Commons Bank to 8 major exchange-traded banks and thrifts (referred to as the First Commons Bank selected companies) headquartered in New England (defined as Connecticut, Massachusetts, Maine, New Hampshire, Rhode Island and Vermont) with total assets between $100 million and $1 billion. KBW also reviewed the market performance of the First Commons Bank selected companies. Merger targets were excluded from the First Commons Bank selected companies.

The First Commons Bank selected companies were as follows:

Salisbury Bancorp, Inc.	Union Bankshares, Inc.
Patriot National Bancorp, Inc.	PB Bancorp, Inc.
Wellesley Bancorp, Inc.	Randolph Bancorp, Inc.
Coastway Bancorp, Inc.	Melrose Bancorp, Inc.

To perform this analysis, KBW used profitability data and other financial information for the latest 12 months (“LTM”) or the most recent available completed fiscal quarter (“MRQ”) ended June 30, 2017, or as of June 30, 2017, and market price information as of September 19, 2017. Where consolidated holding company level financial data for the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in First Commons Bank’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of First Commons Bank and the First Commons Bank selected companies:

		First Commons Selected Companies
	First Commons	25th Percentile	Average	Median	75th Percentile
MRQ Core Return on Average Assets (%) (1)	0.84	0.39	0.56	0.50	0.61
MRQ Core Return on Average Equity (%) (1)	8.04	2.68	5.65	4.84	6.94
MRQ Net Interest Margin (%)	3.48	3.02	3.26	3.23	3.60
MRQ Fee Income/Revenue Ratio (%)(2)	2.7	6.9	19.5	18.4	26.8
MRQ Efficiency Ratio (%)	60.6	76.7	75.6	74.2	71.1

(1)         Core income excluded extraordinary items, nonrecurring revenues/expenses, gain/loss on sale of securities and amortization of intangibles.

(2)         Excluded gain/loss on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of First Commons Bank and the First Commons Bank selected companies:

		First Commons Selected Companies
	First Commons	25th Percentile	Average	Median	75th Percentile
Tangible Common Equity / Tangible Assets (%)	10.83	8.40	10.95	9.39	14.14
Total Capital Ratio (%)	15.23	12.91	15.48	13.25	19.71
Loans / Deposits (%)	92.5	95.7	104.3	102.3	117.3
Loan Loss Reserve / Gross Loans (%)	0.98	0.74	0.78	0.88	0.89
Nonperforming Assets / Loans + OREO (%)	0.00	2.16	1.38	1.49	0.78
MRQ Net Charge-Offs / Average Loans (%)	0.00	0.01	0.01	0.00	(0.01)

In addition, KBW’s analysis showed the following concerning the market performance of the First Commons Bank selected companies (excluding the impact of the LTM earning per share (“EPS”) multiples for two of the First Commons Bank selected companies, which multiples were considered to be not meaningful because they were negative or greater than 30.0x, and the book value per share and tangible book value per share multiples for one of the First Commons Bank selected companies, which multiples were considered to be not meaningful because they were greater than 3.00x):

	First Commons Selected Companies
	25th Percentile	Average	Median	75th Percentile
One-Year Stock Price Change (%)	19.5	26.4	21.8	31.4
One-Year Total Return (%)	19.6	27.7	23.0	35.3
Year-to-date (“YTD”) Stock Price Change (%)	(1.8)	7.0	2.7	18.4
Stock Price / Book Value per Share (x)	1.00	1.11	1.07	1.21
Stock Price / Tangible Book Value per Share (x)	1.03	1.16	1.07	1.21
Stock Price / LTM EPS (x)	18.6	20.4	21.3	22.7
Dividend Yield (%)	0.00	1.0	0.5	1.8
LTM Dividend Payout (%)	0.00	23.0	9.1	48.5

No company used as a comparison in the above selected companies analysis is identical to First Commons Bank. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Brookline Bancorp Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Brookline Bancorp to 12 major exchange-traded banks and thrifts (referred to as the Brookline Bancorp selected companies) headquartered in New England with total assets between $2.5 billion and $10 billion. Merger targets were excluded from the Brookline Bancorp selected companies.

The Brookline Bancorp selected companies were as follows:

Berkshire Hills Bancorp, Inc.	Washington Trust Bancorp, Inc.
Boston Private Financial Holdings, Inc.	Camden National Corporation
Independent Bank Corp.	Bar Harbor Bankshares
United Financial Bancorp, Inc.	First Connecticut Bancorp, Inc.
Meridian Bancorp, Inc.	Enterprise Bancorp, Inc.
Century Bancorp, Inc.	Blue Hills Bancorp, Inc.

To perform this analysis, KBW used profitability data and other financial information for the latest 12 months or the most recent available completed fiscal quarter ended June 30, 2017, or as of June 30, 2017, and market price information as of September 19, 2017. KBW also used 2017 and 2018 EPS estimates taken from consensus “street estimates” for Brookline Bancorp (as adjusted to give effect to certain tax rate adjustments provided by Brookline Bancorp management) and the Brookline Bancorp selected companies. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in Brookline Bancorp’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Brookline Bancorp and the Brookline Bancorp selected companies:

			Brookline Selected Companies
	Brookline		25th Percentile	Average	Median	75th Percentile
MRQ Core Return on Average Assets (%) (1)	0.93		0.80	0.93	0.96	1.08
MRQ Core Return on Average Equity (%) (1)	7.94	(3)	7.51	9.42	9.85	10.78
MRQ Net Interest Margin (%)	3.58		2.95	3.13	3.12	3.27
MRQ Fee Income/Revenue Ratio (%)(2)	7.5		16.0	22.6	19.8	27.3
MRQ Efficiency Ratio (%)	56.9		65.7	60.2	58.7	55.8

(1)         Core income excluded extraordinary items, nonrecurring revenues/expenses, gain/loss on sale of securities and amortization of intangibles.

(2)         Excluded gain/loss on sale of securities.

(3)         Brookline completed a $86.3 million common equity follow-on offering on 4/27/2017.

KBW’s analysis showed the following concerning the financial condition of Brookline Bancorp and the Brookline Bancorp selected companies:

			Brookline Selected Companies
	Brookline		25th Percentile	Average	Median	75th Percentile
Tangible Common Equity / Tangible Assets (%)	9.99	(1)	7.63	8.93	8.32	9.04
Total Capital Ratio (%)	14.95	(1)	12.78	13.93	13.60	14.02
Loans / Deposits (%)	117.6		93.5	99.2	101.9	106.3
Loan Loss Reserve / Gross Loans (%)	1.17		0.83	0.95	0.92	1.05
Nonperforming Assets / Loans + OREO (%)	1.12		1.05	0.82	0.85	0.54
MRQ Net Charge-Offs / Average Loans (%)	0.17		0.07	0.04	0.02	0.00

(1)         Brookline completed a $86.3 million equity follow-on offering on April 27, 2017.

In addition, KBW’s analysis showed the following concerning the market performance of Brookline Bancorp and, to the extent publicly available, the Brookline Bancorp selected companies (excluding the impact of the 2017 EPS multiple for one of the Brookline Bancorp selected companies, which multiple was considered to be not meaningful because it was greater than 30.0x):

		Brookline Selected Companies
	Brookline	25th Percentile	Average	Median	75th Percentile
One-Year Stock Price Change (%)	24.0	23.8	31.0	29.5	35.6
One-Year Total Return (%)	27.3	27.6	33.8	32.7	38.2
Year-to-date (“YTD”) Stock Price Change (%)	(11.3)	(6.5)	(0.9)	(4.8)	1.4
Stock Price / Book Value per Share (x)	1.41	1.28	1.59	1.55	1.74
Stock Price / Tangible Book Value per Share (x)	1.72	1.57	1.91	1.78	2.11
Stock Price / LTM EPS (x)	18.9	17.2	19.8	19.7	22.7
Stock Price / 2017 EPS (x)	18.4	15.5	18.0	17.5	20.0
Stock Price / 2018 EPS (x)	16.6	14.0	16.9	16.0	17.8
Dividend Yield (%)	2.5	1.7	2.2	2.3	2.8
LTM Dividend Payout (%)	46.8	33.1	43.0	44.9	52.1

No company used as a comparison in the above selected companies analysis is identical to Brookline Bancorp. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Transactions Analysis. KBW reviewed publicly available information related to 18 selected bank transactions in the Northeast (defined as Connecticut, Massachusetts, Maine, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Vermont)  announced since January 1, 2016, with announced transaction values between $10 million and $125 million. Terminated transactions and merger-of-equals transactions were excluded from the selected transactions.

The selected transactions were as follows:

Acquiror	Acquired Company
Atlantic Community Bancshares, Inc.	BBN Financial Corporation
Patriot National Bancorp, Inc.	Prime Bank
Delmar Bancorp	Liberty Bell Bank
Meridian Bancorp, Inc.	Meetinghouse Bancorp, Inc.
BCB Bancorp, Inc.	IA Bancorp, Inc.
Sussex Bancorp	Community Bank of Bergen County, NJ
Mid Penn Bancorp, Inc.	Scottdale Bank & Trust Company
First Bank	Bucks County Bank
Kinderhook Bank Corporation	Patriot Federal Bank
Independent Bank Corp.	Island Bancorp, Inc.
Salem Five Bancorp	Georgetown Bancorp, Inc.
Berkshire Hills Bancorp, Inc.	First Choice Bank
Prudential Bancorp, Inc.	Polonia Bancorp, Inc.
Westfield Financial, Inc.	Chicopee Bancorp, Inc.
DNB Financial Corporation	East River Bank
Independent Bank Corp.	New England Bancorp, Inc.
Norwood Financial Corp.	Delaware Bancshares, Inc.
Lakeland Bancorp, Inc.	Harmony Bank

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements:

•                  Price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•                  Tangible equity premium (transaction value minus tangible common equity) to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium; and

•                  Price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM earnings).

The above transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied transaction value for the proposed merger of $16.70 per outstanding share of First Commons Bank common stock and using historical financial information for First Commons Bank as of or for the 12 month period ended June 30, 2017. KBW also reviewed the price per common share paid for the acquired company for the 13 selected transactions involving publicly traded acquired companies as a premium to the closing price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the one day market premium).

The results of the analysis are set forth in the following table (excluding the impact of the LTM EPS multiples for four of the selected transactions, which multiples were considered to be not meaningful because they were negative or greater than 75.0x):

	First Commons/		Selected Transactions
Transaction Price to	Brookline Merger		25th Percentile	Average	Median	75th Percentile
Price to Tangible Book Value (x)	1.49	(1)	1.14	1.31	1.26	1.51
Core Deposit Premium (%)	11.7		1.8		5.0	6.3
Price to LTM EPS (x)	20.7		26.2	37.0	32.8	46.7
One-Day Market Premium (%)	—		25.2	52.8	42.1	66.1

(1)         Based on implied transaction value to First Commons Bank common stock in the merger of approximately
$52.1 million in the aggregate.

No company or transaction used as a comparison in the above selected transaction analysis is identical to First Commons Bank or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of Brookline Bancorp and First Commons Bank to various pro forma balance sheet and income statement items of the combined entity. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) balance sheet data for Brookline Bancorp and First Commons Bank as of June 30, 2017, (ii) 2017, 2018 and 2019 EPS consensus “street estimates” for Brookline Bancorp (as adjusted to give effect to certain tax rate adjustments provided by Brookline Bancorp management) and (iii) financial forecasts and projections of First Commons Bank provided by First Commons Bank management. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of Brookline Bancorp and First Commons Bank stockholders in the combined company based on an illustrative merger exchange ratio of 1.1478x assuming 100% stock consideration in the proposed merger and also a 50% stock / 50% cash consideration mix in the proposed merger:

	Brookline as a % of Total	First Commons as a % of Total
Balance Sheet
Assets	95%	5
Gross Loans Held for Investment	96%	4
Deposits	94%	6
Tangible Common Equity	95%	5
Income Statement
2017 Est. GAAP Net Income	96%	4
2018 Est. GAAP Net Income	96%	4
2019 Est. GAAP Net Income	96%	4
Ownership
Ownership assuming 100% stock consideration	96%	4
Ownership assuming 50% stock / 50% cash consideration mix	98%	2

Forecasted Pro Forma Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Brookline Bancorp and First Commons Bank. Using (a) closing balance sheet estimates as of January 31, 2018 for Brookline Bancorp provided by Brookline Bancorp management and closing balance sheet estimates as of January 31, 2018 for First Commons Bank provided by First Commons Bank management, (b) 2017, 2018 and 2019 EPS consensus “street estimates” for Brookline Bancorp (as adjusted to give effect to certain tax rate adjustments provided by Brookline Bancorp management), (c) financial forecasts and projections of First Commons Bank provided by First Commons Bank management, and (d) pro forma assumptions (including the cost savings and related expenses expected to result from the merger and certain accounting adjustments and restructuring charges assumed with respect thereto) provided by Brookline Bancorp management, KBW analyzed the potential financial impact of the merger on certain projected financial results of Brookline Bancorp. Based on an illustrative merger exchange ratio of 1.1478x and assuming 100% stock consideration in the proposed merger, this analysis indicated the merger could be accretive to Brookline Bancorp’s estimated 2018 EPS and estimated 2019 EPS and dilutive to Brookline Bancorp’s estimated tangible book value per share as of January 31, 2018. Furthermore, the analysis indicated that, pro forma for the merger based on an illustrative merger exchange ratio of 1.1478x and assuming 100% stock consideration, each of Brookline Bancorp’s tangible common equity to tangible assets ratio, leverage ratio, Common Equity Tier 1 Ratio, Tier 1 Risk-Based Capital Ratio and Total Risk-Based Capital Ratio as of January 31, 2018 could be lower. For all of the above analysis, the actual results achieved by Brookline Bancorp following the merger may vary from the projected results, and the variations may be material.

Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis of First Commons Bank to estimate a range for the implied equity value of First Commons Bank. In this analysis, KBW used financial forecasts and projections relating to the net income and assets of First Commons Bank provided by First Commons Bank management, and assumed discount rates ranging from 15.0% to 17.0%. The ranges of values were derived by adding (i) the present value of the estimated excess cash flows that First Commons Bank could generate over the five-year period from 2018 to 2022 as a stand-alone company, and (ii) the present value of First Commons Bank’s implied terminal value at the end of such period. KBW assumed that First Commons Bank would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of First Commons Bank, KBW applied a range of 14.0x to 16.0x First Commons Bank’s estimated 2023 net income. This discounted cash flow analysis resulted in a range of implied values per share of First Commons Bank common stock of $11.10 per share to $12.78 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The foregoing discounted cash flow analyses did not purport to be indicative of the actual values or expected values of First Commons Bank.

Miscellaneous. KBW acted as financial advisor to First Commons Bank and not as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and, in the case of Brookline Bancorp, further to an existing sales and trading relationship with a KBW affiliate), may from time to time purchase securities from, and sell securities to, First Commons Bank and Brookline Bancorp. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of First Commons Bank or Brookline Bancorp for its and their own accounts and for the accounts of its and their respective customers and clients.

Pursuant to the KBW engagement agreement, First Commons Bank agreed to pay KBW a total cash fee equal to 1.20% of the aggregate merger consideration, a portion of which became payable to KBW with the rendering of its opinion and a substantial portion of which is contingent upon the closing of the merger. First Commons Bank also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. Other than in connection with this present engagement, during the two years preceding the date of its opinion, KBW has not provided investment banking and financial advisory services to First Commons Bank. During the two years preceding the date of its opinion, KBW has not provided investment banking and financial advisory services to Brookline Bancorp. KBW may in the future provide investment banking and financial advisory services to First Commons Bank or Brookline Bancorp and receive compensation for such services.

Brookline Bancorp’s Reasons for the Merger

In the course of its evaluation of the merger and the merger agreement, the board of directors of each of Brookline Bancorp and Brookline Bank consulted with its management and Goodwin Procter LLP (their legal advisor). The boards discussed the proposed merger in a series of meetings between July 19 and September 20, 2017, when they approved the merger and the merger agreement. In reaching the decision to approve the merger agreement and related transactions, the board of directors of each of Brookline Bancorp and Brookline Bank considered a number of factors, including, among others, the following:

•                  information concerning the business, operations, financial condition, earnings and prospects of each of Brookline Bancorp, Brookline Bank and First Commons Bank as separate entities and on a combined basis;

•                  their understanding of the current environment in the financial services industry and current financial market conditions;

•                  the compatibility of the businesses, operations and cultures of the two companies, particularly with respect to meeting local banking needs;

•                  the pro forma financial effects of the proposed transaction, including the expected dilution to tangible book value per share;

•                  the terms and conditions of the merger agreement, including the financial terms, and the structure of the merger;

•                  the fact that Brookline Bancorp would pay more for First Commons Bank if the price of Brookline Bancorp common stock decreases between the signing and closing of the transaction, subject to Brookline Bancorp’s right to pay a portion of the merger consideration in cash;

•                  the fact that the merger agreement contains restrictions on the ability of First Commons Bank to solicit proposals for alternative transactions or engage in discussions regarding such proposals including the requirement of First Commons Bank to pay a termination fee of $2,238,320 in certain circumstances to terminate the merger agreement;

•                  the intention for the merger to qualify as a tax free reorganization and thus the shares of First Commons Bank common stock can be exchanged for shares of Brookline Bancorp common stock on a tax free basis;

•                  the ability to complete the merger, including the conditions to the merger requiring receipt of necessary regulatory approvals in accordance with the terms of the merger agreement;

•                  the possibility of costs and delays resulting from seeking the regulatory approvals necessary to complete the transactions provided for in the merger agreement, the possibility that the banking regulatory authorities may impose restrictions on the combined operations of the two companies (including divestitures) in order to grant the required approvals and thus preventing Brookline Bancorp from fully realizing the benefits of the merger, the possibility that the merger may not be completed if such approvals are not obtained, and the potential negative impacts on Brookline Bancorp, its business and the price of Brookline Bancorp common stock if such approvals are not obtained or restrictions are imposed;

•                  the challenges of combining the businesses of two corporations, including Brookline Bancorp’s past experience in this regard;

•                  the fact that the integration of Brookline Bancorp and First Commons Bank may be complex and time consuming and may require substantial resources and effort, and the risk that if the combined bank is not successfully integrated, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected;

•                  the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger; and

•                  the transaction costs to be incurred by Brookline Bancorp in connection with the merger.

The foregoing discussion of the information and factors considered by the Brookline Bancorp board of directors is not intended to be exhaustive, but is believed to include all material factors considered by the board of directors of each of Brookline Bancorp and Brookline Bank. In view of the wide variety of factors it considered, the boards did not find it practicable to assign any specific or relative weights to the factors considered. In addition, the boards did not reach any specific conclusion on each factor considered, or any aspect of any particular factor, but conducted an overall analysis of these factors. Individual members of the boards may have given different weight to different factors. However, after taking into account all of the factors set forth above, the board of directors of each of Brookline Bancorp and Brookline Bank unanimously approved the merger agreement.

There can be no assurance that the potential synergies or opportunities considered by the boards will be achieved through completion of the merger. See the section of this proxy statement/prospectus titled “Risk Factors—Risks Relating to the Merger” beginning on page 26.

Accounting Treatment

The merger will be accounted for using the acquisition method of accounting with Brookline Bancorp treated as the acquiror. Under this method of accounting, First Commons Bank’s assets and liabilities will be recorded by Brookline Bank at their respective fair values as of the closing date of the merger and added to those of Brookline Bancorp. Any excess of purchase price over the net fair values of First Commons Bank’s assets and liabilities will be recorded as goodwill. Any excess of the fair value of First Commons Bank’s net assets over the purchase price will be recognized in earnings by Brookline Bank on the closing date of the merger. Financial statements of Brookline Bancorp issued after the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of First Commons Bank prior to the merger. The results of operations of First Commons Bank will be included in the results of operations of Brookline Bancorp beginning on the effective date of the merger.

Post-Closing Capitalization

Following the merger, Brookline Bancorp will have approximately 81,695,695 shares of common stock outstanding. Stockholders of Brookline Bancorp before the merger will own approximately 95.4% of the total shares outstanding after the merger and First Commons Bank’s current stockholders will own approximately 4.6%. If Brookline Bancorp elects to pay 50% of the merger consideration in cash, Brookline Bancorp stockholders will own approximately 97.7% of the combined company and First Common Bank stockholders will own approximately 2.3% of the combined company.

All of the numbers and percentages calculated above are based on the outstanding shares as of the record date and do not take into account the exercise of any outstanding stock options that would result in the issuance of additional common stock of Brookline Bancorp.

Listing of Brookline Bancorp Common Stock to be Issued in the Merger

Brookline Bancorp common stock is quoted on NASDAQ under the trading symbol “BRKL.” Under the terms of the merger agreement, Brookline Bancorp will file a notice of additional listing of shares with NASDAQ with respect to the shares of Brookline Bancorp common stock to be issued to the holders of First Commons Bank common stock in the merger so that these shares will be listed and traded on the NASDAQ following the merger.

Number of Holders of Common Stock and Number of Shares Outstanding

As of December 4, 2017, there were 1,849 stockholders of record of Brookline Bancorp common stock and 76,652,372 shares of Brookline Bancorp common stock outstanding.

As of November 27, 2017, there were 372 stockholders of record of First Commons Bank common stock and 3,122,122 shares of First Commons Bank common stock outstanding.

Brookline Bancorp’s registrar and transfer agent is Broadridge Corporate Issuer Solutions. Copies of the governing corporate instruments of Brookline Bancorp and First Commons Bank are available, without charge, by following the instructions set forth in the section of this proxy statement/prospectus titled “Where You Can Find More Information” beginning on page 99.

INTERESTS OF FIRST COMMONS BANK DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

First Commons Bank stockholders should be aware that directors and executive officers of First Commons Bank have financial interests in the merger that may be different from, or in addition to, those of First Commons Bank stockholders generally. As described in more detail below, these interests include certain payments and benefits that may be provided to directors and executive officers of First Commons Bank upon completion of the merger or upon termination of their employment under certain circumstances following the merger, including cash severance, continued health, dental, life and accident insurance benefits, consulting fees and retention bonuses.

Share Ownership of First Commons Bank Directors and Executive Officers

As of November 27, 2017, the record date for the special meeting, the directors and executive officers of First Commons Bank may be deemed to be the beneficial owners of 151,063 shares, representing approximately 4.8% of the outstanding shares of First Commons Bank common stock. See the section of this proxy statement/prospectus titled “The Voting Agreements” beginning on page 84 for further information regarding the voting agreements between Brookline Bancorp and the First Commons Bank directors and executive officers.

Indemnification

Under the merger agreement, Brookline Bancorp has agreed that all rights to indemnification and all limitations of liability existing in favor of any director or officer of First Commons Bank, as provided in the articles of association and bylaws of First Commons Bank or applicable law as in effect on the date of the merger agreement with respect to matters occurring on or prior to the effective time of the merger, will survive the merger.

Directors’ and Officers’ Insurance

Under the merger agreement, First Commons Bank will purchase an extended reporting period endorsement under its existing directors’ and officers’ liability insurance coverage that will provide First Commons Bank directors and officers with coverage for six years following the effective time of the merger of not less than the existing coverage under, and have other terms at least as favorable to, the insured persons as the directors’ and officers’ liability insurance coverage presently maintained by First Commons Bank, so long as the aggregate cost is not more than 200% of the annual premium currently paid by First Commons Bank for such insurance. In the event that this premium limit is insufficient for such coverage, First Commons Bank may enter into an agreement to spend up to that amount to purchase such lesser coverage as may be obtained with such amount.

Change in Control Benefits Under Current First Commons Bank Agreements

Employment and Change in Control Agreements with First Commons Bank Executives. First Commons Bank has an existing employment agreement with Anthony G. Nuzzo, Chairman, President, and Chief Executive Officer, and change in control agreements with each of: Michael J. Tallo, Chief Financial Officer; Charles R. Shediac, Senior Vice President and Chief Loan Officer; and Karen A. Cohn, Senior Vice President and Chief Loan Officer (each an “executive” and together, the “executives”). In conjunction with the execution of the merger agreement, each of the executives entered into severance pay agreements which become effective as of the date of the closing of the merger and replace in their entirety the existing employment agreements or change in control agreements, as applicable. The severance pay agreements confirm the lump sum cash payment amounts payable to Messrs. Nuzzo, Tallo, Shediac and Ms. Cohn upon the closing of the merger in amounts consistent with each executive’s employment agreement or change in control agreement, as applicable, with First Commons Bank. The severance pay agreements include customary non-disclosure, non-competition and non-solicitation provisions which restrict each executive’s ability to compete with Brookline Bank for the twelve month period following the closing of the merger, in the case of Mr. Nuzzo and Mr. Tallo, or the termination of the executive’s employment with Brookline Bank, in the case of Mr. Shediac or Ms. Cohn as more fully described below.

Under the terms of the severance pay agreement with Mr. Nuzzo, upon consummation of the merger, Mr. Nuzzo shall be entitled to receive a lump sum cash payment of $897,000 less tax-related deductions and withholdings, which represents 2.99 times his current base salary as an employee of First Commons Bank. In addition, Mr. Nuzzo shall be entitled to receive reimbursement for the three year period following the closing of the merger of eighty percent of the cost of his hospital, health, and medical insurance coverage (including Medicare) up to a maximum of $46,000.

In addition, pursuant to an award approved by the board of directors of First Commons Bank on September 19, 2017, upon closing of the merger, Mr. Nuzzo will receive a one-time bonus of $37,500.

Under the terms of the severance pay agreement with Mr. Tallo, upon consummation of the merger, Mr. Tallo shall be entitled to receive a lump sum cash payment of $303,750 less tax-related deductions and withholdings, which represents 1.5 times his current base salary as an employee of First Commons Bank.

Under the terms of the severance pay agreement with Mr. Shediac, upon consummation of the merger, Mr. Shediac shall be entitled to receive a lump sum cash payment of $202,500 less tax-related deductions and withholdings to be withheld at the federal supplemental wage rate, which represents 1.0 times his current base salary as an employee of First Commons Bank.

Under the terms of the severance pay agreement with Ms. Cohn, upon consummation of the merger, Ms. Cohn shall be entitled to receive a lump sum cash payment of $170,000.00 less tax-related deductions and withholdings to be withheld at the federal supplemental wage rate, which represents 1.0 times her current base salary as an employee of First Commons Bank.

Future Services to Brookline Bank

Consulting Agreement with Mr. Nuzzo. In connection with the merger, Brookline Bank entered into a consulting agreement with Mr. Nuzzo, to be effective as of the date of the closing of the merger. Under the consulting agreement, Mr. Nuzzo will provide consulting services to Brookline Bank for the one year period following the closing of the merger for consulting fees in the amount of $150,000 to be paid in equal monthly installments in arrears during the term of the agreement.

Under the consulting agreement, Mr. Nuzzo agreed that, for a period of twelve months following the closing of the merger, he will not directly or indirectly become a director, trustee, officer, employee, principal, agent, consultant or independent contractor of a competing business (a “competing business”), provided Mr. Nuzzo is not prohibited from: (1) owning bonds, non-voting preferred stock or less than five percent (5%) of the outstanding common stock of any competing business (or the holding company thereof) if the common stock of such entity is publically traded; (2) serving on the board of directors or providing consulting services to a business that is not a competing business; and (3) providing consulting services to a business that is a competing business if, (a) Mr. Nuzzo provides such services from an office located outside such cities and towns; (b) the consulting services provided by Mr. Nuzzo do not relate to the existing products or services that Brookline Bank then offers, or proposed products or services with respect to which Mr. Nuzzo has actively consulted and which Brookline Bank is then planning to offer in one or more of such cities or towns; and (c) Mr. Nuzzo is and remains compliant with the provisions of the consulting agreement relating to the non-solicitation of employees or customers of Brookline Bank. For purposes of the consulting agreement, a competing business is defined as: any bank or other FDIC-insured depository institution, credit union, mortgage or finance company, or any other entity engaged in a business that competes with the business of Brookline Bank, or a subsidiary thereof, if such entity has a branch or loan production office in any of the following counties in Massachusetts: Suffolk, Norfolk, Essex, Middlesex, Plymouth or Bristol. The definition of a competing business for purposes of the consulting agreement specifically excludes a business that primarily engages in providing asset manager services or insurance products or services. The foregoing provisions are not applicable to Mr. Nuzzo if a change in control of Brookline Bank, as defined in the consulting agreement, occurs after the closing of the merger.

The consulting agreement contains standard non-solicitation provisions related to the solicitation of the employees and customers of the Brookline Bancorp and Brookline Bank.

Retention Bonus Agreements. In connection with the merger, Brookline Bank entered retention bonus agreements with Mr. Shediac and Ms. Cohn (each a “retention executive”), to be effective as of the date of the closing of the merger (the “retention agreements”). Pursuant to the retention agreements, in exchange for his or her continued employment with Brookline Bank through the first and second anniversaries of the closing of the merger, each retention executive will be entitled to receive a lump sum cash bonus payment in the amount of $50,000 on each such anniversary (the “retention bonus”).

Pursuant to the retention agreements, in the event the retention executive is terminated by Brookline Bank for cause, as that term is defined in the retention agreements, the retention executive shall forfeit the retention bonus in full. In the event that the retention executive terminates his or her employment with Brookline Bank for good reason, or Brookline Bank terminates the retention executive’s employment without cause, both terms as defined in the retention agreement, at any time prior to the first anniversary of the closing of the merger (the “first bonus vesting date”), Brookline Bank will pay the retention executive the first retention bonus of $50,000, and the second retention bonus of $50,000 will be forfeited in full. If the retention executive terminates his or her employment for good reason or if Brookline Bank terminates the retention executive’s employment  without cause prior to the second anniversary of the closing of the merger (the “second bonus vesting date”) the second retention bonus of $50,000 will be paid to the retention executive. All payments under the retention agreements are conditioned upon the execution of a general release of claims by the retention executive in favor of Brookline Bank in a form reasonably acceptable to Brookline Bank within 45 days following the retention executive’s termination (or such shorter period if not less than 21 days is specified in the release) and such release becomes irrevocable pursuant to its terms.

Pursuant to the retention agreements, each retention executive has agreed that during the twelve month period following the termination of his or her employment with Brookline Bank, he or she will not directly or indirectly become a director, trustee, officer, employee, principal, agent, consultant or independent contractor of any bank, credit union, trust company, insured depository institution, mortgage or finance company, or other entity engaged in a business that competes with the business of Brookline Bank which has an office in any city or town in which Brookline Bank then has an office (collectively, the “competing business”), provided that the retention executive shall not be prohibited from owning bonds, non-voting preferred stock or up to five percent of the outstanding common stock of any such entity if such common stock is publically traded, or being employed by a competing business from an office that is outside such cities and town.

Under the terms of the retention agreements, each retention executive has further agreed to abide by standard non-solicitation provisions related to the solicitation of the employees and customers of Brookline Bancorp and Brookline Bank for the twelve month period following the retention executive’s termination of employment.

The retention agreements contain standard confidentiality provisions with regard to the information contained in the retention agreement and the terms of the merger.

Settlement of Executive Officers’ and Directors’ Stock Options

Effective at the closing of the merger, holders of outstanding options granted pursuant to the First Commons Bank 2009 Stock Option Plan will receive a cash payment, without interest and less applicable withholding taxes, equal to the difference between $16.70 and the option exercise price for such options.

Settlement of Executive Officers’ and Directors’ Warrants

Holders of First Commons Bank warrants have the option to elect to (i) receive a cash payment, without interest and net of all applicable withholding taxes, equal to the product of (A) the aggregate number of shares of First Commons Bank common stock to which such warrant holder would be entitled upon exercise of his or her warrant and (B) the excess of $16.70 over the exercise price per share of First Commons Bank common stock provided for in such warrant, or (ii) exercise each warrant held by such warrant holder for shares of First Commons Bank common stock, in each case applying a net exercise method described below under “Treatment of First Commons Bank Warrants” beginning on page 70, and receive the merger consideration in the merger.

THE MERGER AGREEMENT

The following is a brief summary of the significant provisions of the merger agreement. The summary is not complete and is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated into this proxy statement/prospectus by reference. You should read the merger agreement carefully and in its entirety.

Structure of the Merger

The merger agreement provides for the merger of First Commons Bank with and into Brookline Bank. The surviving bank in the merger will be Brookline Bank.

Closing of the Merger

The closing of the merger will occur on a date that is no later than five business days after the satisfaction or waiver of all of the closing conditions described in the merger agreement, unless this date is extended by the mutual agreement of the parties. The merger will become effective upon the filing of articles of merger with the Secretary of the Commonwealth of Massachusetts.

We currently expect to complete the merger during the first quarter of 2018; however, because the merger is subject to a number of conditions, we cannot predict the actual timing of the closing of the merger.

Boards of Directors of the Surviving Bank

Upon completion of the merger, the board of directors of the surviving bank will be the current board of directors of Brookline Bank.

Merger Consideration

Pursuant to the merger agreement, if the merger agreement and the merger are approved by the holders of at least two-thirds of the shares of First Commons Bank common stock outstanding and entitled to vote at the special meeting and the merger is subsequently completed, each outstanding share of First Commons Bank common stock will be converted into the right to receive a number of shares of Brookline Bancorp common stock.  This conversion will be pursuant to an exchange ratio to be calculated by dividing $16.70 per share  by the 10-day volume weighted average stock price of Brookline Bancorp common stock as reported on NASDAQ for the measurement period, subject to the limitations set forth below.

•      If the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period is less than $13.19 per share, the exchange ratio will be fixed at 1.266.  Under this scenario, stockholders of First Commons Bank will receive Brookline Bancorp common stock and cash in lieu of fractional shares with an implied value per share equal to 1.266 multiplied by the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period.

•      If the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period is between $13.19 per share and $15.33 per share, the exchange ratio will float so that stockholders of First Commons Bank will receive Brookline Bancorp common stock and cash in lieu of fractional shares with an implied value per share equal to $16.70 per share of First Commons Bank common stock as of the measurement period.

•      If the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period is greater than $15.33 per share, the exchange ratio will be fixed at 1.089.  Under this scenario, stockholders of First Commons Bank will receive Brookline Bancorp common stock and cash in lieu of fractional shares with an implied value per share equal to 1.089 multiplied by the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period.

No fractional shares of Brookline Bancorp common stock will be issued in connection with the merger. Instead, each First Commons Bank stockholder will receive an amount of cash, in lieu of any fractional share, based on the 10-day volume weighted average stock price of Brookline Bancorp common stock as reported on NASDAQ for the measurement period, rounded to the nearest whole cent.

Brookline Bancorp has the option to pay up to 50% of the merger consideration in cash at $16.70 per share. If Brookline Bancorp elects to pay a portion of the merger consideration in cash, you may elect to receive all cash, all Brookline Bancorp common stock, or a combination of both cash and Brookline Bancorp common stock in exchange for your shares of First Commons Bank common stock. However, the ability to receive all cash, all stock, or a combination of each will depend on the elections of other First Commons Bank stockholders. The allocation of the consideration payable to First Commons Bank stockholders in the merger will not be known until Brookline Bancorp tallies the results of the elections made by First Commons Bank stockholders, which will not occur until immediately prior to the closing of the merger.  Any election by Brookline Bancorp to pay a portion of the merger consideration in cash could affect the implied value per share that stockholders of First Commons Bank will receive for their shares of First Commons Bank common stock as well as the percentage mix of Brookline Bancorp common stock and cash they would receive in the merger.

If the measurement period had ended on September 19, 2017, the last full trading day immediately preceding the date of the merger agreement, the 10-day volume weighted average stock price of Brookline Bancorp common stock would have been $14.26 per share, and if the measurement period had ended on December 4, 2017, the most recent practicable date prior to the mailing of this proxy statement/prospectus, the 10-day volume weighted average stock price of Brookline Bancorp common stock would have been $15.77. The following table presents the exchange ratio and corresponding implied value per share to be received in exchange for each share of First Commons Bank common stock if the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period was equal to these prices and other illustrative prices set forth in the table.  The table indicates the implied value of the merger consideration for each share of First Commons Bank common stock assuming that (1) Brookline Bancorp pays 100% of the merger consideration in Brookline Bancorp common stock and (2) Brookline Bancorp elects to pay 50% of the merger consideration in Brookline Bancorp common stock and the remaining 50% of the merger consideration in cash at $16.70 per share.

		Implied Value Per Share of First Commons Bank Common Stock
10-Day Illustrative Volume Weighted Average Price	Exchange Ratio	100% Stock	50% Stock/50% Cash(1)
$12.00	1.266	$15.19	$15.95
$13.00	1.266	$16.46	$16.58
$13.19	1.266	$16.70	$16.70
$14.00	1.193	$16.70	$16.70
$14.55	1.148	$16.70	$16.70
$15.00	1.113	$16.70	$16.70
$15.33	1.089	$16.70	$16.70
$15.77	1.089	$17.17	$16.94
$16.00	1.089	$17.42	$17.06
$17.00	1.089	$18.51	$17.61

(1)   Assumes each stockholder of First Commons Bank receives merger consideration consisting of 50% Brookline Bancorp common stock and 50% cash.

In addition, First Commons Bank has the right to terminate the merger agreement if the 10-day volume weighted average stock price of Brookline Bancorp common stock as reported on NASDAQ for the measurement period is less than $11.40 per share and Brookline Bancorp common stock underperforms the NASDAQ Bank Index by more than 20% between the date of the merger agreement and the last day of the measurement period.  If First Commons Bank exercises this termination right, Brookline Bancorp will have the option to increase the amount of Brookline Bancorp common stock and, if applicable, cash to be provided to First Commons Bank stockholders, in which case no termination will occur.  In such case, you would receive Brookline Bancorp common stock and, if applicable, cash with an implied value equal to the minimum implied value that would have avoided triggering the termination right described above.

No interest will be paid on any cash merger consideration.

Election Procedures

If Brookline Bancorp elects to pay a portion of the merger consideration in cash, the shares of First Commons Bank common stock that you hold will be exchanged for cash, Brookline Bancorp common stock, or a combination of cash and Brookline Bancorp common stock as chosen by you, subject to the allocation and proration procedures described in the merger agreement. No later than seven business days after the date of the special meeting (or such other date as Brookline Bancorp and First Commons Bank shall mutually agree), you will be sent an election form and detailed instructions to permit you to choose your preferred consideration. You will have the following choices:

•                  you may elect to receive $16.70 per share in cash, without interest (the “cash consideration”), in exchange for all shares of First Commons Bank common stock that you hold;

•                  you may elect to receive a number of shares of Brookline Bancorp common stock pursuant to an exchange ratio calculated by dividing $16.70 per share by the 10-day volume weighted average stock price of Brookline Bancorp common stock as reported on NASDAQ for the ten consecutive trading day period ending on the fifth business day prior to the closing date, rounded to the nearest whole cent (the “stock consideration”), in exchange for all shares of First Commons Bank common stock that you hold, plus cash in lieu of any fractional share. If this 10-day volume weighted average stock price is less than $13.19 per share or greater than $15.33 per share, the exchange ratio will be fixed at 1.266 or 1.089, respectively;

•                  you may elect to receive the cash consideration with respect to a portion of the shares of First Commons Bank common stock that you hold, and the stock consideration with respect to your remaining shares; or

•                  you may make no election with respect to the consideration to be received by you in exchange for your shares of First Commons Bank common stock.

If your shares or a portion of your shares of First Commons Bank common stock are held in “street name” by a broker, bank or other nominee, you should receive or seek instructions from the institution holding your shares concerning how to make your election. Any instructions must be given to your broker, bank or other nominee in advance of the election deadline in order to allow your broker, bank or other nominee sufficient time to make an election as described above. Brookline Bancorp will publicly announce the election deadline. “Street name” holders of First Commons Bank common stock may be subject to an election deadline earlier than the announced election deadline applicable to record holders. Therefore, you should carefully read any materials you receive from your broker, bank or other nominee. If you instruct a broker, bank or other nominee to submit an election for your shares, you must follow such broker’s, bank’s or other nominee’s directions for revoking or changing those instructions.

An election form must be either accompanied by the First Commons Bank stock certificates as to which the election is being made, or must be accompanied by an appropriate guarantee of delivery of those stock certificates. Any election form may be revoked or changed by the person submitting such election form to the exchange agent by written notice to the exchange agent only if such notice of revocation or change is actually received by the exchange agent at or prior to the election deadline. Stock certificates relating to any revoked election form will be promptly returned without charge.

In order to be effective, a properly completed election form must be received by the exchange agent on or before 5:00 p.m., Eastern time, on the 25th day following the mailing date of the election form to First Commons Bank stockholders, unless Brookline Bancorp and First Commons Bank have mutually agreed to another date and time as the election deadline, which date will be publicly announced by Brookline Bancorp as soon as practicable prior to the election deadline. First Commons Bank stockholders are urged to carefully read and follow the instructions for completion of the election form and to submit the form along with the stock certificate(s) in advance of the election deadline.

If a First Commons Bank stockholder either:

•                  does not submit a properly completed election form in a timely fashion; or

•                  revokes his, her or its election form prior to the deadline for the submission of the election form and does not resubmit a properly completed election form by the election form deadline, the shares of First Commons Bank common stock and restricted stock units held by the stockholder will be designated non-election shares. The exchange agent will have reasonable discretion in determining whether any election, revocation or change was properly or timely made and to disregard any immaterial defects in the election form.

If you have a preference for receiving either cash or Brookline Bancorp common stock for your shares of First Commons Bank common stock and restricted stock units, you should return the election form indicating your preference. First Commons Bank stockholders who make an election will be accorded priority over those stockholders who make no election in instances where the cash consideration or stock consideration must be re-allocated in order to achieve the required ratio of First Commons Bank shares being converted into the right to receive cash and Brookline Bancorp common stock. If you do not make an election, you will be allocated cash and/or Brookline Bancorp common stock depending entirely on the elections made by other First Commons Bank stockholders. However, even if you do make an election, the form of merger consideration you actually receive may differ from the form of merger consideration you elect to receive due to the allocation procedures described below.

The market price of Brookline Bancorp common stock will fluctuate between the date of this proxy statement/prospectus, the date of your election and the effective time of the merger. The exchange ratio for the stock portion of the merger consideration will float within a range based on the 10-day volume weighted average stock price of Brookline Bancorp common stock as reported on NASDAQ for the ten consecutive trading day period ending on the fifth business day prior to the closing date, rounded to the nearest whole cent. If this 10-day volume weighted average stock price is less than $13.19 per share or greater than $15.33 per share, the exchange ratio will be fixed at 1.266 or 1.089, respectively. Accordingly, if this 10-day volume weighted average stock price is greater than $13.19 per share or less than $15.33 per share, the dollar value of Brookline Bancorp common stock that First Commons Bank stockholders will receive upon completion of the merger will fluctuate. In addition, because the tax consequences of receiving cash will differ from the tax consequences of receiving Brookline Bancorp common stock, you should carefully read the section of this proxy statement/prospectus titled “Material Federal Income Tax Consequences” beginning on page 86.

Allocation Procedures

If Brookline Bancorp elects to pay a portion of the merger consideration in cash, a stockholder’s ability to elect to receive cash or shares of Brookline Bancorp common stock in exchange for shares of First Commons Bank common stock in the merger will be subject to allocation procedures set forth in the merger agreement. These allocation procedures are designed to ensure that a percentage designated by Brookline Bancorp of the total number of shares of First Commons Bank common stock outstanding immediately prior to the effective time of the merger will be converted into shares of Brookline Bancorp common stock, and the remaining shares of First Commons Bank common stock will be converted into cash. In the event that the tax opinions to be delivered at closing cannot be rendered as a result of the merger failing to satisfy the “continuity of interest” requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of Internal Revenue Code of 1986, as amended (the “Code”), Brookline Bancorp will increase the stock consideration to the minimum extent necessary to enable the tax opinions to be rendered.

Whether you receive the amount of cash and/or stock you request in your election form will depend in part on the elections of other First Commons Bank stockholders. You may not receive the form of consideration that you elect in the merger, and you may instead receive a pro-rata amount of cash and Brookline Bancorp common stock.

Through the use of examples assuming that Brookline Bancorp elects to pay 50% of the merger consideration in cash, we illustrate below the possible adjustments to elections in connection with these allocation procedures. The first of our three examples assumes you make an effective stock election with respect to all of your First Commons Bank shares. The second example assumes you make no election with respect to your First Commons Bank shares. Finally, the third example assumes that you make an effective cash election with respect to all of your First Commons Bank shares. You should note, however, that you are not required to elect to receive only cash or only Brookline Bancorp common stock. You may instead elect to receive cash with respect to a portion of your First Commons Bank shares and shares of Brookline Bancorp common stock with respect to the rest of your First Commons Bank shares. You also should note that the examples below are included for illustrative purposes only, and the pro-rated amounts of cash and stock that a stockholder may receive in the merger are subject to the application of the allocation provisions in the merger agreement by the exchange agent, including the exchange agent’s procedures for rounding the various amounts.

Allocation if Too Many Shares of Brookline Bancorp Common Stock are Elected. If First Commons Bank stockholders elect to receive more Brookline Bancorp common stock than Brookline Bancorp has agreed to issue in the merger, then all First Commons Bank stockholders who elected to receive cash or who have made no election would receive the cash consideration with respect to their First Commons Bank shares, and all First Commons Bank stockholders who elected to receive Brookline Bancorp common stock would receive a pro-rata portion of the available shares of Brookline Bancorp common stock calculated in the manner described below.

EXAMPLE #1:  Assume that (1) 3,000,000 shares of First Commons Bank common stock are outstanding immediately prior to the merger, (2) holders of 2,500,000 shares of First Commons Bank common stock have made effective stock elections, (3) holders of 250,000 shares of First Commons Bank common stock have made effective cash elections and (4) holders of 250,000 shares of First Commons Bank common stock have made no election with respect to their shares. You hold 50,000 First Commons Bank shares and have made an effective election to receive the stock consideration for those shares. In this example, pro-ration would be required with respect to the First Commons Bank stockholders who elected the stock consideration because stockholders have elected to receive Brookline Bancorp common stock in the merger with respect to more than 50% of the outstanding shares of First Commons Bank common stock.

EXPLANATION #1:

Step 1. Derive the stock fraction: the stock fraction equals the stock conversion number divided by the aggregate number of First Commons Bank shares for which an effective stock election was made, and represents the fraction to be used in pro-rating the stock consideration. The stock conversion number is the number of shares of First Commons Bank common stock that are to be converted into the right to receive the stock consideration in accordance with the terms of the merger agreement. The stock conversion number is equal to 1,500,000 shares of First Commons Bank common stock. The stock fraction for the example above is calculated as follows:

stock conversion number	=	1,500,000 shares	=	0.60
stock election shares		2,500,000 shares

Step 2. Derive the stock consideration: the pro-rated stock consideration is the product of the stock fraction multiplied by the number of First Commons Bank shares as to which you have made an effective stock election. This amount is then multiplied by the exchange ratio, which we assume is 1.18. The pro-rated stock consideration for the example above is calculated as follows:

50,000 × 0.60 = 30,000

30,000 × 1.18 = 33,630 shares of Brookline Bancorp common stock

Step 3. Derive the cash consideration: the cash consideration that you will receive for your First Commons Bank shares is the product of $16.70, multiplied by the remaining number of First Commons Bank shares as to which you made an effective stock election. The cash consideration for the example above is calculated as follows:

$16.70 × (50,000 – 30,000) = $16.70 × 20,000 = $334,000

Thus, in this example, if you own 50,000 shares of First Commons Bank common stock and have made an effective stock election for all of those shares, you would receive (subject to rounding):

•                  33,630 shares of Brookline Bancorp common stock; and

•                  $334,000 in cash.

Allocation if Too Few Shares of Brookline Bancorp Common Stock are Elected. If First Commons Bank stockholders elect less Brookline Bancorp common stock than the merger agreement provides for Brookline Bancorp to issue in the merger, then all shares with respect to which First Commons Bank stockholders have elected to receive stock consideration would be converted into the right to receive Brookline Bancorp common stock, and the shares for which First Commons Bank stockholders have elected to receive cash or with respect to which no election was made would be treated in the manner illustrated below.

EXAMPLE #2:  Assume that (1) 3,000,000 shares of First Commons Bank common stock are outstanding immediately prior to the merger, (2) holders of 1,000,000 shares of First Commons Bank common stock have made effective stock elections, (3) holders of 1,000,000 shares of First Commons Bank common stock have made effective cash elections and (4) holders of 1,000,000 shares of First Commons Bank common stock have made no election with respect to their shares. You hold 50,000 First Commons Bank shares and have made no election with respect to those shares. In this example, pro-ration would be required with respect to the stockholders who made no election with respect to their First Commons Bank shares because holders of less than 80% of the outstanding First Commons Bank shares have elected to receive Brookline Bancorp common stock in the merger, and the shortfall is less than the number of non-election shares.

EXPLANATION #2:

Step 1. Derive the shortfall number: the shortfall number is the amount by which the stock conversion number exceeds the aggregate number of First Commons Bank shares with respect to which the stock consideration was elected. The stock conversion number is the number of shares of First Commons Bank common stock that are to be converted into the right to receive the stock consideration in accordance with the terms of the merger agreement. The stock conversion number is equal to 1,500,000 shares of First Commons Bank common stock. The shortfall number for the example above is calculated as follows:

1,500,000 – 1,000,000 = 500,000 shares

Step 2. Determine whether the shortfall number is less than or equal to the number of non-election shares: In this example, the shortfall number (500,000 shares) is less than the number of non-election shares (1,000,000 shares). As a result, all First Commons Bank shares with respect to which an effective cash election was made would be converted into the right to receive the cash consideration, and the holders of non-election shares would receive a mix of stock consideration and cash consideration.

Step 3. Derive the stock fraction: the stock fraction equals the shortfall number divided by the aggregate number of First Commons Bank shares for which no election was made, and represents the fraction to be used in pro-rating the stock consideration. The stock fraction for the example above is calculated as follows:

shortfall number	=	500,000 shares	=	0.5
non-election shares		1,000,000 shares

Step 4. Derive the stock consideration: the pro-rated stock consideration is the product of the stock fraction multiplied by the number of First Commons Bank shares as to which you have made no election. This amount is then multiplied by the exchange ratio, which we assume is 1.18. The pro-rated stock consideration for the example above is calculated as follows:

50,000 × 0.5 = 25,000

25,000 × 1.18 = 29,500 shares of Brookline Bancorp common stock

Step 5. Derive the cash consideration: the cash consideration that you will receive for your First Commons Bank shares is the product of $16.70, multiplied by the remaining number of First Commons Bank shares as to which you made no election. The cash consideration for the example above is calculated as follows:

$16.70 × (50,000 – 25,000) = $16.70 × 25,000 = $417,500

Thus, in this example, if you own 50,000 shares of First Commons Bank common stock and made no election with respect to those shares, you would receive (subject to rounding):

•                  29,500 shares of Brookline Bancorp common stock; and

•                  $417,500 in cash.

EXAMPLE #3:  Assume that (1) 3,000,000 shares of First Commons Bank common stock are outstanding immediately prior to the merger, (2) holders of 1,000,000 shares of First Commons Bank common stock have made effective stock elections, (3) holders of 1,750,000 shares of First Commons Bank common stock have made effective cash elections and (4) holders of 250,000 shares of First Commons Bank common stock have made no election with respect to their shares. You hold 50,000 First Commons Bank shares and have made an effective election to receive the cash consideration for those shares. In this example, pro-ration would be required with respect to the stockholders who made cash elections with respect to their First Commons Bank shares because holders of less than 50% of the outstanding First Commons Bank shares have elected to receive stock in the merger, and the shortfall is more than the number of non-election shares.

EXPLANATION #3:

Step 1. Derive the shortfall number: the shortfall number is the amount by which the stock conversion number exceeds the aggregate number of First Commons Bank shares with respect to which the stock consideration was elected. The stock conversion number is the number of shares of First Commons Bank common stock that are to be converted into the right to receive the stock consideration in accordance with the terms of the merger agreement. The stock conversion number is equal to 1,500,000 shares of First Commons Bank common stock. The shortfall number for the example above is calculated as follows:

1,500,000 – 1,000,000 = 500,000 shares

Step 2. Determine whether the shortfall number is less than or equal to the number of non-election shares: In this example, the shortfall number (500,000 shares) is greater than the number of non-election shares (2,500,000 shares). As a result, all First Commons Bank shares with respect to which no election was made would be converted into the right to receive the stock consideration, and the holders of shares with respect to which an effective cash election was made would receive a mix of stock consideration and cash consideration.

Step 3. Derive the stock fraction: the stock fraction equals the amount by which the shortfall number exceeds the total number of non-election shares, divided by the aggregate number of First Commons Bank shares for which an effective cash election was made, and represents the fraction to be used in pro-rating the stock consideration. The stock fraction for the example above is calculated as follows:

shortfall number - non-election shares	=	(1,500,000 – 500,000)	=	1,000,000	=	0.57
cash election shares		1,750,000		1,750,000

Step 4. Derive the stock consideration: the pro-rated stock consideration is the product of the stock fraction multiplied by the number of First Commons Bank shares as to which you have made an effective cash election. This amount is then multiplied by the exchange ratio, which we assume is 1.18. The pro-rated stock consideration for the example above is calculated as follows:

50,000 × 0.57 = 28,500

28,500 × 1.18= 33,630 shares of Brookline Bancorp common stock

Step 5. Derive the cash consideration: the cash consideration that you will receive for your First Commons Bank shares is the product of $16.70, multiplied by the remaining number of First Commons Bank shares as to which you made an effective cash election. The cash consideration for the example above is calculated as follows:

$16.70 × (50,000 – 28,500) = $16.70 × 21,500 = $359,050

Thus, in this example, if you own 50,000 shares of First Commons Bank common stock and made an effective cash election for all of those shares, you would receive (subject to rounding):

•                  33,630 shares of Brookline Bancorp common stock; and

•                  $359,050 in cash.

Exchange of First Commons Bank Stock Certificates for Brookline Bancorp Common Stock

On or before the closing date of the merger, Brookline Bancorp will cause to be delivered to the exchange agent certificates representing the shares of Brookline Bancorp common stock to be issued in the merger. In addition, Brookline Bancorp will deliver to the exchange agent an aggregate amount of cash sufficient to pay the aggregate amount of cash consideration payable in the merger, including an estimated amount of cash to be paid in lieu of fractional shares of

Brookline Bancorp common stock. Brookline Bancorp has selected Broadridge Corporate Issuer Solutions to act as exchange agent in connection with the merger.

First Commons Bank stockholders who surrender their stock certificates and complete transmittal and election forms prior to the election deadline will automatically receive the merger consideration allocated to them promptly following completion of the allocation procedures.

As promptly as practicable following the effective time of the merger, the exchange agent will mail to each First Commons Bank stockholder of record at the effective time of the merger who did not previously surrender First Commons Bank stock certificates with a properly completed election form, a letter of transmittal and instructions for use in surrendering the stockholder’s First Commons Bank stock certificates. When such First Commons Bank stockholders deliver their First Commons Bank stock certificates to the exchange agent with a properly completed and duly executed letter of transmittal and any other required documents, their First Commons Bank stock certificates will be cancelled and in exchange First Commons Bank stockholders will receive, as allocated to them:

•                  the number of whole shares of Brookline Bancorp common stock that they are entitled to receive under the merger agreement;

•                  a check representing the amount of cash that they are entitled to receive under the merger agreement; and/or

•                  a check representing the amount of cash that they are entitled to receive in lieu of any fractional shares.

No interest will be paid or accrued on any cash constituting merger consideration.

First Commons Bank stockholders who are receiving the stock consideration in the merger are not entitled to receive any dividends or other distributions on Brookline Bancorp common stock with a record date after the closing date of the merger until they have surrendered their First Commons Bank stock certificates in exchange for a Brookline Bancorp stock certificate. After the surrender of their First Commons Bank stock certificates, First Commons Bank stockholders of record will be entitled to receive any dividend or other distribution, without interest, which had become payable with respect to their Brookline Bancorp common stock.

Treatment of First Commons Bank Stock Options

At the effective time of the merger, each option granted under First Commons Bank’s 2009 Stock Option Plan, which is outstanding immediately prior to the effective time of the merger and which has not been previously exercised or cancelled, will be cancelled and, promptly thereafter, First Commons Bank shall pay shall pay to the holder thereof cash in an amount equal to the product of (i) the number of shares of First Commons Bank common stock underlying such stock option and (ii) the excess, if any, of $16.70 per share over the exercise price per share provided for in such stock option, which cash payment shall be made without interest and shall be net of all applicable withholding taxes. At the effective time of the merger, the First Commons Bank’s 2009 Stock Option Plan shall terminate and the provisions of such plan and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of First Commons Bank shall be of no further force and effect and shall be deemed to be cancelled. As of November 27, 2017, there were outstanding options to purchase 279,848 shares of First Commons Bank common stock.

Treatment of First Commons Bank Warrants

As of the date of this proxy statement/prospectus, there were 300,000 shares of First Commons Bank common stock reserved for issuance with respect to outstanding warrants. No later than seven business days after the date of the special meeting, First Commons Bank will deliver to each warrant holder a warrant exercise notice providing such warrant holder with the right to elect to (i) receive a cash payment, without interest and net of all applicable withholding taxes, equal to the product of (A) the aggregate number of shares of First Commons Bank common stock to which such warrant holder would be entitled upon exercise of his or her warrant and (B) the excess of $16.70 over the exercise price per share of First Commons Bank common stock provided for in such warrant, or (ii) exercise each warrant held by such warrant holder for shares of First Commons Bank common stock, in each case applying the net issuance method described below, and receive the merger consideration in the merger.

If a warrant holder timely elects to receive a cash payment in lieu of exercising his or her warrants and delivers to the exchange agent each warrant to be surrendered by such warrant holder, Brookline Bancorp shall make or cause the exchange agent to make such cash payment within five business days after the effective time of the merger.

If a warrant holder timely elects to exercise his or her warrants and delivers to the exchange agent each warrant to be exercised together with a properly completed election form or letter of transmittal, each share of First Commons Bank common stock issued upon such exercise of his or her warrants shall be treated for all purposes of the merger agreement as issued and outstanding immediately prior to the effective time of the merger. The number of shares of First Commons Bank common stock to be issued to such warrant holder upon the exercise of his or her warrants shall be calculated using the following formula: X = (W)*(Y-Z)/Y, rounded to the nearest whole share, where

X	=	the number of shares of First Commons Bank common stock to be issued to the warrant holder
W	=	the total number of shares of First Commons Bank common stock for which the warrant may be exercised
Y	=	$16.70
Z	=	the exercise price of the warrant

If Brookline Bancorp elects to pay 100% of the merger consideration in Brookline Bancorp common stock, all shares of First Commons Bank common stock issued to such warrant holder upon exercise of his or her warrants will be exchanged for shares of Brookline Bancorp common stock.

If Brookline Bancorp elects to pay a portion of the merger consideration in cash, any warrant holder electing to exercise his or her warrants will be provided with a properly completed election form whereby the warrant holder will be able to elect to receive all cash, all Brookline Bancorp common stock, or a combination of cash and Brookline Bancorp common stock in exchange for the shares of First Commons Bank common stock issued to such warrant holder upon exercise of his or her warrants, subject to the allocation and pro ration procedures set forth in the merger agreement.

If a warrant holder either (i) does not submit a properly completed warrant exercise form, election form or letter of transmittal (as applicable) in a timely fashion or (ii) revokes his or her warrant election prior to the deadline for returning election forms (without later submitting a properly completed election form prior to the deadline for returning election forms), such warrant holder shall be deemed to have exercised his or her warrants, and if Brookline Bancorp has elected to pay a portion of the merger consideration in cash, all shares of First Commons Bank common stock issued to such warrant holder upon exercise of his or her warrants shall be designated non-election shares.

Conditions to the Merger

The obligations of the parties to the merger agreement to consummate the merger are subject to the fulfillment of the following conditions:

•                  the merger agreement and the merger being approved by the requisite affirmative vote of the stockholders of First Commons Bank;

•                  Brookline Bancorp, Brookline Bank and First Commons Bank having obtained all regulatory approvals required to consummate the transactions provided for in the merger agreement, all related statutory waiting periods having expired, and none of the regulatory approvals having imposed any term, condition or restriction that Brookline Bancorp reasonably determines would (a) prohibit or materially limit the ownership or operation by Brookline Bancorp of all or any material portion of the business or assets of First Commons Bank or Brookline Bancorp, (b) compel Brookline Bancorp to dispose of or hold separate all or any material portion of the business or assets of First Commons Bank or Brookline Bancorp or (c) compel Brookline Bancorp to take any action, or commit to take any action, or agree to any condition or request, if the prohibition, limitation, condition or other requirement described in clauses (a)-(c) of this sentence would have a material adverse effect on the future operation by Brookline Bancorp of its business, taken as a whole (a “burdensome condition”);

•                  the absence of any order, decree or injunction in effect, or any law, statute or regulation enacted or adopted, that enjoins, prohibits, materially restricts or makes illegal the consummation of the transactions provided for in the merger agreement; and

•                  the registration statement, of which this proxy statement/prospectus is a part, being declared effective and the absence of any proceeding or threatened proceeding to suspend, or stop order suspending, that effectiveness.

In addition, the obligation of Brookline Bancorp and Brookline Bank to complete the merger is subject to the fulfillment or written waiver, where permissible, of the following conditions:

•                  each of the representations and warranties of First Commons Bank contained in the merger agreement having been true and correct as of the date of the merger agreement and as of the closing date of the merger, unless the failure of those representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not reasonably be likely to have, a material adverse effect on First Commons Bank;

•                  each and all of the agreements and covenants of First Commons Bank to be performed and complied with pursuant to the merger agreement on or prior to the closing date of the merger having been duly performed and complied with in all material respects;

•                  Brookline Bancorp having received a certificate from the chief executive officer and chief financial officer of First Commons Bank with respect to compliance with the foregoing conditions;

•                  Brookline Bancorp having received an opinion from its tax counsel, or such other counsel as provided for in the merger agreement, that the merger will be treated for federal income tax purposes as a “reorganization” under Section 368(a) of the Code; and

•                  Holders of no more than ten percent of the outstanding shares of First Commons Bank common stock are eligible to assert dissenters’ rights of appraisal under the National Bank Act.

The obligations of First Commons Bank to complete the merger are subject to the fulfillment or written waiver, where permissible, of the following additional conditions:

•                  each of the representations and warranties of Brookline Bancorp and Brookline Bank contained in the merger agreement having been true and correct as of the date of the merger agreement and as of the closing date of the merger, unless the failure of those representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not reasonably be likely to have, a material adverse effect on Brookline Bancorp;

•                  each and all of the agreements and covenants of Brookline Bancorp and Brookline Bank to be performed and complied with pursuant to the merger agreement on or prior to the closing date of the merger having been duly performed and complied with in all material respects;

•                  First Commons Bank having received a certificate from the chief executive officer and chief financial officer of Brookline Bancorp with respect to compliance with the foregoing conditions; and

•                  First Commons Bank having received an opinion from its tax counsel, or such other counsel as provided for in the merger agreement, that the merger will be treated for federal income tax purposes as a “reorganization” under Section 368(a) of the Code.

“Material adverse effect” when used in reference to First Commons Bank or Brookline Bancorp, means any fact, change, event, development, effect or circumstance that, individually or in the aggregate, (1) are, or would reasonably be expected to be, materially adverse to the business, business prospects, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of First Commons Bank or Brookline Bancorp and its subsidiaries, taken as a whole, or (2) would reasonably be expected to prevent First Commons Bank, Brookline Bancorp or Brookline Bank from performing its obligations under the merger agreement or consummating the transactions provided for in the merger agreement; however, material adverse effect does not include the impact of:

•                  any fact, change, event, development, effect or circumstance arising after the date of the merger agreement affecting banks or their holding companies generally or arising from changes in general business or economic conditions (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on First Commons Bank or Brookline Bancorp and its subsidiaries, taken as a whole);

•                  any fact, change, event, development, effect or circumstance resulting from any change in law, generally accepted accounting principles or regulatory accounting after the date of the merger agreement, which affects generally entities such as First Commons Bank or Brookline Bancorp and its subsidiaries, taken as a whole (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on First Commons Bank or Brookline Bancorp and its subsidiaries, taken as a whole);

•                  actions and omissions of First Commons Bank or Brookline Bancorp and its subsidiaries taken with the prior written consent of the other party in furtherance of the transactions provided for in the merger agreement or otherwise permitted to be taken by First Commons Bank or Brookline Bancorp and its subsidiaries under the merger agreement;

•                  any fact, change, event, development, effect or circumstance resulting from the announcement or pendency of the transactions provided for in the merger agreement;

•                  transaction expenses required by First Commons Bank or Brookline Bancorp of a type and in an amount customary for transactions similar to the merger;

•                  any failure by First Commons Bank or Brookline Bancorp to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period; and

•                  changes in the trading price or trading volume of Brookline Bancorp’s common stock.

Termination

The merger agreement may be terminated and the merger and the transactions provided for in the merger agreement abandoned as follows:

•                  by mutual written consent of the parties;

•                  by Brookline Bancorp or First Commons Bank if the merger is not consummated by June 30, 2018, unless the terminating party’s failure to comply with the merger agreement was the cause of the failure of the merger to occur on or before this date;

•                  by Brookline Bancorp or First Commons Bank if the other party materially breaches any of its representations, warranties, covenants or agreements contained in the merger agreement (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement), and the breach cannot be or has not been cured within 30 days of written notice of the breach and such breach would entitle the non-breaching party not to consummate the transactions provided for in the merger agreement;

•                  by Brookline Bancorp or First Commons Bank if (1) any regulatory approval required for consummation of the merger and the other transactions provided for in the merger agreement (A) will impose any term, condition or restriction upon Brookline Bancorp or any of its subsidiaries that Brookline Bancorp reasonably determines is a burdensome condition, or (B) has been denied by final nonappealable action of any regulatory authority, or (2) any governmental entity has issued a final nonappealable order, injunction or decree enjoining or otherwise prohibiting the transactions provided for in the merger agreement, provided in either case that the terminating party has used its reasonable best efforts to have the order, injunction or decree lifted or to prevent such burdensome condition from being imposed;

•                  by Brookline Bancorp or First Commons Bank if the required approval of the merger agreement and the merger by the First Commons Bank stockholders is not obtained;

•                  by Brookline Bancorp, if the First Commons Bank board of directors or any committee thereof:

•                  withdraws, qualifies, amends, modifies or withholds its recommendation to the First Commons Bank stockholders to vote in favor of the merger, fails to reaffirm such recommendation within five business days following a request to do so by Brookline Bancorp, or makes any statement, filing or release that is inconsistent with such recommendation;

•                  materially breaches its obligation to call, give notice of hold and commence the special meeting or to solicit proxies in favor of approval of the merger agreement and the merger;

•                  approves or recommends another acquisition proposal;

•                  enters into, or causes First Commons Bank to enter into, any letter of intent, agreement in principle, acquisition, or other agreement related to an acquisition proposal, or requiring First Commons Bank to abandon, terminate or fail to complete the merger or the transactions contemplated thereby; or

•                  resolves or otherwise determines to take, or announces an intention to take, any of the actions listed above;

•                  by Brookline Bancorp if First Commons Bank or any of First Commons Bank’s representatives breaches in any material respect the provisions in the merger agreement prohibiting the solicitation of other offers; or

•                  by First Commons Bank, if its board of directors so determines by a majority vote of the members of its entire board, at any time during the two business day period commencing on the fifth business day prior to the closing date, if both of the following conditions are satisfied:

•                  the 10-day volume weighted average stock price of Brookline Bancorp common stock as reported on NASDAQ for the measurement period, rounded to the nearest whole cent, is less than $11.40 (which represents 80% of the 10-day volume weighted average stock price of Brookline Bancorp common stock, as reported on NASDAQ, for the ten consecutive trading day period ending on the date preceding the date of the merger agreement); and

•                  the number obtained by dividing the 10-day volume weighted average stock price of Brookline Bancorp common stock as reported on NASDAQ for the measurement period, rounded to the nearest whole cent, by the 10-day volume weighted average stock price of Brookline Bancorp common stock, as reported on NASDAQ, for the ten consecutive trading day period ending on the date preceding the date of the merger agreement, rounded to the nearest whole cent, is less than the quotient obtained by dividing the average of the 10-day volume weighted average stock price of the NASDAQ Bank Index for the ten consecutive trading day period ending on the fifth business day prior to the closing the fifth business day prior to the closing date, rounded to the nearest whole cent, by the 10-day volume weighted average stock price of the NASDAQ Bank Index for the ten consecutive trading day period ending on the date preceding the date of the merger agreement, minus 0.20 (the “index ratio”).

If the First Commons Bank board of directors exercises the termination right described above, First Commons Bank shall promptly notify Brookline Bancorp of its decision. Within two business days of receipt of such notice, Brookline Bancorp may elect to increase the merger consideration to be provided to First Commons Bank stockholders by increasing the exchange ratio in accordance with the following formula (such that the implied value of the exchange ratio would be equivalent to the minimum implied value that would have avoided triggering the termination right described above):

(x) a quotient, the numerator of which is equal to the product of $14.26, the exchange ratio (as then in effect) and the index ratio, and the denominator of which is equal to the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period; or

(y) the quotient determined by dividing $14.26 by the 10-day volume weighted average stock price of Brookline Bancorp common stock for the measurement period, and multiplying the quotient by the product of the exchange ratio (as then in effect) and 0.80.

If Brookline Bancorp elects to increase the exchange ratio pursuant to the preceding formula, no termination will occur.

Because this formula is dependent on the future price of Brookline Bancorp’s common stock and that of the Nasdaq Bank Index, it is not possible to determine what the adjusted exchange ratio would be at this time, but, in general, the ratio would be increased and, consequently, more shares of Brookline Bancorp common stock issued, to take into account the extent of the decline in the value of Brookline Bancorp’s common stock as compared to the changes in the value of the common stock of the Nasdaq Bank Index.

Under the merger agreement, an “acquisition proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal from Brookline Bancorp), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an acquisition transaction. An “acquisition transaction” means:

•                  any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving First Commons Bank or any of its subsidiaries;

•                  any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of First Commons Bank representing, in the aggregate, 15% or more of the assets of First Commons Bank on a consolidated basis;

•                  any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 15% or more of the votes attached to the outstanding securities of First Commons Bank or any of its subsidiaries;

•                  any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 15% or more of any class of equity securities of First Commons Bank or any of its subsidiaries; or

•                  any transaction which is similar in form, substance or purpose to any of the transactions listed above, or any combination of these types of transactions.

For purposes of the termination fee provisions described below, all references to 15% in the definition of “acquisition transaction” shall instead refer to 50%.

Termination Fee

Under the terms of the merger agreement, First Commons Bank must pay Brookline Bancorp a termination fee of $2,238,320 if:

•      Brookline Bancorp terminates the merger agreement as a result of the First Commons Bank board of directors:

•                  withdrawing, qualifying, amending, modifying or withholding its recommendation to the First Commons Bank stockholders to vote in favor of the merger, failing to reaffirm such recommendation within five business days following a request to do so by Brookline Bancorp, or making any statement, filing or release that is inconsistent with such recommendation;

•                  materially breaching its obligation to call, give notice of hold and commence the special meeting or to solicit proxies in favor of the merger;

•                  approving or recommending another acquisition proposal;

•                  entering into, causing First Commons Bank to enter into, any letter of intent, agreement in principle, acquisition, or other agreement related to an acquisition proposal, or requiring First Commons Bank to abandon, terminate or fail to complete the merger or the transactions contemplated thereby; or

•                  resolving or otherwise determining to take, or announcing an intention to take, any of the actions listed above;

•                  Brookline Bancorp terminates the merger agreement as a result of a material breach by First Commons Bank or any of First Commons Bank’s representatives of the provisions in the merger agreement prohibiting the solicitation of other offers;

•                  Brookline Bancorp or First Commons Bank terminates the merger agreement as a result of:

•                  the failure of the First Commons Bank stockholders to approve the merger agreement and the merger, or the merger not having been consummated by June 30, 2018 due to the failure of the First Commons Bank stockholders to approve the merger agreement and the merger, and both:

•                  an acquisition proposal with respect to First Commons Bank has been publicly announced, disclosed or otherwise communicated to the First Commons Bank board of directors or senior management of First Commons Bank prior to June 30, 2018 or prior to the special meeting, as applicable; and

•                  within 12 months of termination of the merger agreement, First Commons Bank enters into a definitive agreement with respect to, or consummates, another acquisition transaction; or

•                  Brookline Bancorp terminates the merger agreement as a result of a willful material breach by First Commons Bank of any of its representations, warranties, covenants or agreements contained in the merger agreement, if both:

•                  an acquisition proposal with respect to First Commons Bank has been publicly announced, disclosed or otherwise communicated to the First Commons Bank board of directors or senior management of First Commons Bank prior to such breach or during the related cure period; and

•                  within 12 months of termination of the merger agreement, First Commons Bank enters into a definitive agreement with respect to, or consummates, another acquisition transaction.

No Solicitation

First Commons Bank has agreed that neither it nor its subsidiaries nor any of its respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other of its agents (which we refer to as First Commons Bank’s representatives) will, directly or indirectly:

•                  initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an acquisition proposal;

•                  participate in any discussions or negotiations regarding any acquisition proposal or furnish, or otherwise afford access, to any person (other than Brookline Bancorp) any information or data with respect to First Commons Bank or any of its subsidiaries or otherwise relating to an acquisition proposal;

•                  release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which First Commons Bank is a party; or

•                  enter into any agreement, agreement in principle or letter of intent with respect to any acquisition proposal or approve or resolve to approve any acquisition proposal or any agreement, agreement in principle or letter of intent relating to an acquisition proposal.

If First Commons Bank receives a bona fide unsolicited written acquisition proposal that did not result from a breach by First Commons Bank of any of the provisions in the merger agreement as discussed above, the First Commons Bank board of directors may participate in discussions or negotiations regarding the unsolicited acquisition proposal or furnish the third party with, or otherwise afford access to the third party of, any information or data with respect to First Commons Bank or any of its subsidiaries or otherwise relating to the acquisition proposal if:

•                  the First Commons Bank board of directors first determines in good faith, (1) after consultation with its outside legal counsel and its independent financial advisor, that such acquisition proposal constitutes or is reasonably likely to lead to a superior proposal, and (2) after consultation with its outside legal counsel, that it is required to take such actions to comply with the fiduciary standard of conduct required of a board of directors under applicable law and First Commons Bank’s bylaws;

•                  First Commons Bank has provided Brookline Bancorp with at least 24 hours prior notice of such determination; and

•                  prior to furnishing or affording access to any information or data with respect to First Commons Bank or any of its subsidiaries or otherwise relating to an acquisition proposal, the third party enters into a confidentiality agreement with First Commons Bank containing terms not materially less favorable to First Commons Bank than those contained in its confidentiality agreement with Brookline Bancorp.

A “superior proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an acquisition transaction on terms that the First Commons Bank board of directors determines in its good faith judgment, after consultation with outside legal counsel and its independent financial advisor:

•                  would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of First Commons Bank’s common stock or all, or substantially all, of the assets of First Commons Bank;

•                  would result in a transaction that:

•                  involves consideration to the First Commons Bank stockholders that is more favorable, from a financial point of view, than the consideration to be paid to First Commons Bank stockholders pursuant to the merger agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically provided for in the merger agreement, and which proposal is not conditioned upon obtaining additional financing; and

•                  is, in light of the other terms of such proposal, more favorable to First Commons Bank stockholders than the merger and the transactions provided for in the merger agreement; and

•                  is reasonably likely to be completed on the terms proposed,

in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

First Commons Bank has agreed to promptly, and in any event within 24 hours, notify Brookline Bancorp in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, First Commons Bank or any of its representatives, in each case in connection with any acquisition proposal. Any such notice will indicate the name of the person initiating such discussions or negotiations or making such inquiry, proposal, offer or information request, the material terms and conditions of any proposals or offers. First Commons Bank is also required to keep Brookline Bancorp informed, on a reasonably current basis, and in any event within 24 hours, of the status and terms of any material developments with respect to such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

First Commons Bank has also agreed to promptly provide Brookline Bancorp with any non-public information about First Commons Bank or any of its subsidiaries provided to any other person that was not previously provided to Brookline Bancorp.

In addition, under the merger agreement, First Commons Bank agreed that its board of directors, or any committee of the board, will not:

•                  withdraw, qualify, amend, modify, withhold, or propose to withdraw, qualify, amend, modify, or withhold, in a manner adverse to Brookline Bancorp in connection with the transactions provided for in the merger agreement (including the merger), its recommendation that First Commons Bank stockholders vote to approve the merger agreement and the merger;

•                  fail to reaffirm its recommendation that First Commons Bank stockholders vote to approve the merger agreement and the merger within five business days following a request by Brookline Bancorp;

•                  make any statement, announcement or release, in connection with the special meeting or otherwise, inconsistent with its recommendation that First Commons Bank stockholders vote to approve the merger agreement and the merger (including taking a neutral position or no position with respect to an acquisition proposal);

•                  approve or recommend, or propose to approve or recommend, any acquisition proposal; or

•                  enter into any letter of intent, agreement in principle, acquisition agreement or other agreement:

•                  related to any acquisition transaction (other than a confidentiality agreement entered into in accordance with the no solicitation provisions of the merger agreement); or

•                  requiring First Commons Bank to abandon, terminate or fail to consummate the merger or any other transaction provided for in the merger agreement.

However, prior to the date of the special meeting of stockholders, the First Commons Bank board of directors may withdraw, qualify, amend or modify its recommendation that First Commons Bank stockholders vote to approve the merger agreement and the merger if the First Commons Bank board of directors reasonably determines in good faith, after consultation with outside legal counsel, that it is required to do so in order to comply with the fiduciary standard of conduct required of a board of directors under applicable law and First Commons Bank’s bylaws. In the event that the First Commons Bank board of directors makes this determination, First Commons Bank must provide five business days’ prior written notice to Brookline Bancorp that its board has decided that a bona fide unsolicited written acquisition proposal that First Commons Bank received (that did not result from a breach of the no solicitation provisions of the merger agreement) constitutes a superior proposal. During the five business days after Brookline Bancorp’s receipt of the notice of a superior proposal, First Commons Bank and its board must cooperate and negotiate in good faith with Brookline Bancorp to make any adjustments, modifications or amendments to the terms and conditions of the merger agreement as would enable First Commons Bank to proceed with its board’s original recommendation with respect to the merger agreement without requiring First Commons Bank to approve or recommend to its stockholders a superior proposal and withdraw, qualify or modify its board’s recommendation with respect to the merger agreement. At the end of the five business day period, and after taking into account any such adjusted, modified or amended terms as may have been proposed by Brookline Bancorp during that period, the First Commons Bank board of directors must again determine in good faith, after consultation with outside legal counsel, that:

•                  it is required to approve or recommend to its stockholders a superior proposal and withdraw, qualify, amend or modify its recommendation with respect to the merger agreement to comply with its fiduciary duties to its stockholders under applicable law; and

•                  the acquisition proposal is a superior proposal.

Notwithstanding any withdrawal, qualification, amendment or modification to recommendation of the board of directors of First Commons Bank that the stockholders of First Commons Bank vote to approve the merger agreement and the merger, First Commons Bank must submit the merger agreement to its stockholders at the special meeting for the purpose of voting on the approval of the merger agreement and the merger; provided, however, that if the board of directors of First Commons Bank shall have withdrawn, qualified, amended or modified its recommendation, then the board of directors of First Commons Bank may communicate the basis for its lack of a recommendation to the stockholders of First Commons Bank in this proxy statement/prospectus or an appropriate amendment or supplement thereto. In addition, the board of directors of First Commons Bank may not submit to the vote of its stockholders any acquisition proposal other than the merger at the special meeting.

First Commons Bank Stockholders Meeting

First Commons Bank has agreed to call, hold and convene a meeting of its stockholders as promptly as practicable (and in any event within 45 days following the time when the registration statement of which this proxy statement/prospectus is a part becomes effective) to consider and vote upon the approval of the merger agreement and the merger and any other matter required to be approved by the stockholders of First Commons Bank in order to consummate the merger.

NASDAQ Listing

Under the terms of the merger agreement, Brookline Bancorp will file a notice of additional listing of shares with NASDAQ with respect to the shares of Brookline Bancorp common stock to be issued to the holders of First Commons Bank common stock in the merger so that these shares will be listed and traded on NASDAQ following the merger.

Indemnification and Insurance

Indemnification. Under the merger agreement, Brookline Bancorp has agreed that all rights to indemnification and all limitations of liability existing in favor of any director or officer of First Commons Bank, as provided in the articles of association and bylaws of First Commons Bank, or in applicable law as in effect on the date of the merger agreement with respect to matters occurring on or prior to the effective time of the merger, including without limitation the right to advancement of expenses, will survive the merger.

Directors’ and Officers’ Insurance. The merger agreement provides for First Commons Bank to purchase an extended reporting period endorsement under its existing directors’ and officers’ liability insurance coverage prior to the effective time of the merger in a form acceptable to First Commons Bank. This extended reporting period endorsement will provide First Commons Bank’s directors and officers with coverage for six years following the effective time of the merger of not less than the existing coverage under, and have other terms at least as favorable to the insured persons as, the directors’ and officers’ liability insurance coverage presently maintained by First Commons Bank so long as the aggregate cost is no more than 200% of the annual premium currently paid by First Commons Bank for such insurance. In the event that this premium limit is insufficient for such coverage, First Commons Bank may enter into an agreement to spend up to that amount to purchase such lesser coverage as may be obtained with such amount.

Conduct of Business Pending the Merger

Under the merger agreement, First Commons Bank has agreed that, until the effective time of the merger or the termination of the merger agreement, and except as expressly permitted by the merger agreement or with the prior written consent of Brookline Bancorp, First Commons Bank will not, and will cause each of its subsidiaries not to:

•                  conduct its business other than in the ordinary and usual course consistent with past practice;

•                  fail to use reasonable best efforts to preserve intact its business organizations and assets, and maintain its rights, franchises, and existing relations with customers, suppliers, employees and business associates;

•                  take any action that would reasonably be expected to adversely affect the ability of either First Commons Bank or Brookline Bancorp to obtain any necessary regulatory approval required to complete the transactions provided for in the merger agreement or adversely affect First Commons Bank’s ability to perform any of its material obligations under the merger agreement;

•                  issue, sell or otherwise permit to become outstanding any securities or equity equivalents or enter into any agreement with respect to the foregoing, except with respect to stock options or stock based awards outstanding or authorized to be granted on the date of the merger agreement;

•                  accelerate the vesting of any existing stock options or other equity rights except pursuant to the merger agreement;

•                  effect a split, dividend, recapitalization or reclassification of its capital stock;

•                  declare or pay any dividend or other distribution on its capital stock;

•                  grant or approve any preemptive or similar rights with respect to any shares of First Commons Bank common stock;

•                  enter into or amend any employment, severance or similar arrangement with any director, officer, employee or consultant, grant any salary or wage increase, increase any employee benefit, or make any bonus or incentive payments except for normal increases not to exceed five percent (5%) on an individual basis in compensation to employees in the ordinary course of business consistent with past practice, as may be required by law, to satisfy existing contractual obligations and with respect to the calendar year in which the merger becomes effective, for bonuses budgeted by First Commons Bank consistent with past practice and in the ordinary course of business;

•                  enter into, establish, adopt, or amend any benefit plans or any agreement, arrangement, plan or policy between First Commons Bank and any of its directors, officers or employees, except as required by law or to satisfy contractual obligations;

•                  hire any member of senior management or other key employee, elect to any office any person who is not a member of First Commons Bank’s management team as of the date of the merger agreement or elect to the First Commons Bank board of directors any person who is not a member of the First Commons Bank board of directors as of the date of the merger agreement, except for the hiring of at-will employees having a title of manager or lower to replace employees that cease to be employees of First Commons Bank after the date of the merger agreement at an annual rate of salary not to exceed $80,000 in the ordinary course of business;

•                  sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of First Commons Bank’s assets, deposits, business or properties except in the ordinary course of business consistent with past practice and in a transaction, that, together with all other such transactions, is not material to First Commons Bank;

•                  amend its articles of association or bylaws;

•                  acquire all or any portion of the assets, business, securities, deposits or properties of any other entity, other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice;

•                  except for any emergency repairs to real or personal property owned by First Commons Bank, notice of which will be provided to Brookline Bancorp 48 hours prior to such repairs, make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not to exceed $25,000 individually or $100,000 in the aggregate;

•                  enter into or terminate any material agreement or amend or modify in any material respect any existing material agreement;

•                  settle any litigation, which settlement involves payment by First Commons Bank or any of its subsidiaries of any amount that exceeds $10,000 individually or $25,000 in the aggregate and/or would impose any material restriction on the business of First Commons Bank or any of its subsidiaries after the effective time of the merger, or waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations in any material respect;

•                  enter into any new material line of business;

•                  change its material lending, investment, underwriting, risk and asset liability management or other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any regulatory authority;

•                  introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements;

•                  file any application or make any contract with respect to branching or site location or branching or site relocation or closure;

•                  enter into any derivative transactions;

•                  incur, modify, extend or renegotiate any indebtedness for borrowed money (other than deposits, federal funds purchased, Federal Home Loan Bank advances, and securities sold under agreements to repurchase, in each case in the ordinary course of business consistent with past practice);

•                  prepay any indebtedness or other similar arrangements so as to cause First Commons Bank or any of its subsidiaries to incur any prepayment penalty;

•                  assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, other than in the ordinary course of business consistent with past practice;

•                  acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) any debt security or equity investment of a type or in an amount not in accordance with First Commons Bank’s investment policy or any other debt security other than in accordance with First Commons Bank’s investment policy, or restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or in accordance with First Commons Bank’s investment policy;

•                  make, increase or purchase any loan if, as a result of such action, the total commitment to the borrower and the borrower’s affiliates would equal or exceed $5,300,000;

•                  make, increase or purchase any fixed-rate loan with pricing below the lessor of 4.25% or the applicable Federal Home Loan Bank classic advance rate for like terms plus 210 basis points;

•                  renegotiate, renew, increase, extend, modify or purchase any existing loan rated “special mention” or lower by First Commons Bank in an amount equal to or greater than $500,000;

•                  invest in real estate or in any real estate development project, other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case, in the ordinary course of business consistent with past practice;

•                  foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting a Phase I environmental assessment of the property, or foreclose or take a deed or title to any real estate if such environmental assessment indicates the presence of hazardous material;

•                  change its accounting principles, practices or methods other than as may be required by changes in laws or regulations or by generally accepted accounting principles;

•                  make or change any material (affecting or relating to more than $50,000 or more of taxable income) tax election, change an annual accounting period, adopt or change any material accounting method, file any material amended tax return, fail to timely file any material tax return, enter into any material closing agreement, settle or compromise any material liability with respect to taxes, agree to any material adjustment of any tax attribute, surrender any material right to claim a refund of taxes, consent to any material extension or waiver of the limitation period applicable to any tax claim or assessment, or take any other similar action relating to the filing of any material tax return or the payment of any material tax;

•                  change its loan policies or procedures except as required by a governmental authority;

•                  knowingly take any action that would, or would be reasonably likely to, prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or materially impede or delay receipt of any regulatory approval;

•                  take any action that is intended or is reasonably likely to result in:

•                  any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time of the merger;

•                  any of the conditions to the merger set forth in the merger agreement not being satisfied; or

•                  a material violation of any provision of the merger agreement; or

•                  resolve, agree or commit to do any of these prohibited activities.

Brookline Bancorp and Brookline Bank have agreed that, except as permitted by the merger agreement or otherwise consented to by First Commons Bank in writing, they will not:

•                  knowingly take any action that would, or would be reasonably likely to, prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or materially impede or delay receipt of any regulatory approval; or

•                  take any action that is intended or is reasonably likely to result in any of the conditions to the merger set forth in the merger agreement not being satisfied.

The agreements relating to the conduct of First Commons Bank’s and Brookline Bancorp’s business contained in the merger agreement are complicated and not easily summarized. You are urged to carefully read Article V of the merger agreement attached to this proxy statement/prospectus as Annex A.

Employee Benefits

Under the terms of the merger agreement, after the effective time of the merger, Brookline Bancorp will provide the employees of First Commons Bank and any of its subsidiaries who remain employed after the effective time of the merger with at least the types and levels of comparable employee benefits as those provided to similarly-situated employees of Brookline Bancorp. Brookline Bancorp also has the right in its sole discretion to terminate, merge or continue any of First Commons Bank’s employee benefit plans. To the extent that First Commons Bank’s employees become eligible to participate in Brookline Bancorp’s employee benefit plans after the merger, Brookline Bancorp will:

•                  provide each employee with eligibility and vesting credit, but not benefit accrual credit with respect to defined benefit plans for purposes of severance benefits, for any purposes under any post-termination/retiree welfare benefit plan or for purposes of any equity based compensation or benefits or profits-sharing contribution, equal to the amount of service credited by First Commons Bank prior to the merger;

•                  subject to the terms of Brookline Bancorp’s employee plans, take commercially reasonable efforts to provide each employee with eligibility and vesting credit in Brookline Bancorp’s 401(k) plan for purposes of determining the length of vacation, sick time, paid time off and severance under Brookline Bancorp’s applicable plan or policy;

•                  subject to the terms of Brookline Bancorp’s employee plans, not treat any employee of First Commons Bank or any of its subsidiaries as a “new” employee for purposes of any exclusions under any health or similar plan of Brookline Bancorp for any pre-existing medical condition, except to the extent such employee was treated as a “new” employee under the First Commons Bank health plan; and

•                  subject to the terms of Brookline Bancorp’s employee plans, provide for any deductibles, co-payments or out-of-pocket expenses paid under First Commons Bank’s health plans to be credited toward deductibles, co-payments or out-of-pocket expenses under Brookline Bancorp’s health plans upon delivery to Brookline Bancorp of appropriate documentation.

In addition, Brookline Bancorp has agreed to allocate an aggregate amount of $50,000 among certain of First Commons Bank’s employees to be distributed as retention bonus to such employees. Brookline Bancorp has also agreed to honor applicable severance guidelines in connection with the termination of employment of any of First Commons Bank’s employees. Brookline Bancorp also agreed to cause First Commons Bank to honor and continue to be obligated to perform all contractual rights of current and former employees of First Commons Bank or any of its subsidiaries existing as of the date of the merger agreement.

Pursuant to the merger agreement, Oscar Moreno and Peter Lee, each a Senior Vice President of First Commons Bank, will receive severance benefits as provided under the First Commons Bank’s Retention Policy for Senior Vice Presidents Following a Change of Control Announcement, dated December 11, 2015, equal to six months of base salary in a lump sum payment within five days following completion of the merger.

Employees of First Commons Bank and any of its subsidiaries who remain employed after the effective time of the merger, and who are not otherwise party to an employment agreement, change in control agreement or other separation agreement that provides a benefit upon a termination of employment, will be eligible to receive a lump sum severance payment equal to two weeks of weekly base pay for each year of service, with a minimum of four weeks and a maximum of 26 weeks, if their employment is terminated other than for cause or poor performance within one year following the effective time of the merger.

Other Covenants

The merger agreement also contains covenants relating to the preparation and distribution of this proxy statement/prospectus and all requisite regulatory filings.

Representations and Warranties

The merger agreement contains representations and warranties that Brookline Bancorp, Brookline Bank and First Commons Bank made solely to each other as of specific dates. Those representations and warranties were made only for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by the parties, including the schedules referenced in the merger agreement that each party delivered to the other in connection with the execution of the merger agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specific date, may be subject to a standard of materiality provided for in the merger agreement, or may have been used for the purpose of allocating risk among Brookline Bancorp, Brookline Bank and First Commons Bank rather than establishing matters as facts. Accordingly, they should not be relied upon as statements of factual information. Third parties are not entitled to the benefits of the representations and warranties in the merger agreement.

The merger agreement contains reciprocal representations and warranties of Brookline Bancorp, Brookline Bank and First Commons Bank relating to:

•                  due organization, existence, good standing and corporate authority;

•                  capitalization;

•                  corporate power;

•                  corporate authority;

•                  no violation or breach of certain organizational documents, agreements and governmental orders;

•                  compliance with laws;

•                  litigation;

•                  absence of certain changes;

•                  regulatory capitalization;

•                  Community Reinvestment Act, anti-money laundering and customer information security compliance;

•                  brokers; and

•                  deposit insurance.

The merger agreement contains additional representations and warranties by First Commons Bank relating to:

•                  corporate records

•                  taxes and tax returns;

•                  employee benefit programs;

•                  labor matters;

•                  environmental matters;

•                  insurance;

•                  loans and nonperforming and classified assets;

•                  intellectual property;

•                  personal data and privacy requirements;

•                  material agreements and defaults;

•                  property and leases;

•                  inapplicability of takeover laws;

•                  investment securities;

•                  investment management and related activities;

•                  derivative transactions;

•                  repurchase agreements; and

•                  transactions with affiliates.

The merger agreement also contains additional representations and warranties by Brookline Bancorp and its subsidiaries relating to SEC documents and filings, and the sufficiency of funds to complete the merger.

None of the representations and warranties by either party survives the effective time of the merger. The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read Articles III and IV of the merger agreement attached to this proxy statement/prospectus as Annex A.

Expenses

Each party will pay all fees and expenses it incurs in connection with the merger agreement and the related transactions.

Amendments

Brookline Bancorp and First Commons Bank may amend the merger agreement by executing a written amendment approved by the boards of directors of Brookline Bancorp and First Commons Bank. However, after approval of the merger agreement and the merger by the stockholders of First Commons Bank, no amendment of the merger agreement may be made which by law requires further approval of the First Commons Bank stockholders without obtaining that approval.

Regulatory Approvals Required for the Merger

Before Brookline Bancorp, Brookline Bank and First Commons Bank may complete the merger, they must obtain a number of regulatory approvals from, or give notices to, federal and state bank regulators.

Board of Governors of the Federal Reserve System. The merger of First Commons Bank with and into Brookline Bank is subject to approval by the Board of Governors of the Federal Reserve System (the “Federal Reserve”), under Section 18(c) of the Federal Deposit Insurance Act, as amended, also known as the “Bank Merger Act.” Under the Bank Merger Act, the Federal Reserve

may not approve a transaction that would result in a monopoly or otherwise substantially lessen competition or restrain trade, unless it finds that the anti-competitive effects of the transaction are clearly outweighed by the public interest. In addition, the Federal Reserve considers the financial and managerial resources and future prospects of the depository institutions involved in the proposed merger, the convenience and needs of the communities to be served, and the risk to the financial stability of the United States banking or financial system. Under the Community Reinvestment Act of 1977, as amended (the “CRA”), the Federal Reserve must take into account the record of performance of each party to the proposed merger in meeting the credit needs of its entire community, including low and moderate income neighborhoods. The Federal Reserve also must consider the effectiveness of each party involved in the proposed transaction in combating money laundering activities. Federal law requires publication of notice of, and the opportunity for public comment on, the application submitted by Brookline Bank for Federal Reserve approval. The public comment period commenced on November 1, 2017 and ended on December 4, 2017. As First Commons Bank is a national bank, the parties must also provide notice to the Office of the Comptroller of the Currency of the proposed merger.

In connection with its review of the application submitted by Brookline Bank and First Commons Bank, the Federal Reserve will request a report on competitive factors from the United States Department of Justice (the “DOJ”). The Federal Reserve or the DOJ may challenge the merger on competitive grounds, and may require Brookline Bank to divest certain of its branches or branches it proposes to acquire from First Commons Bank in order to complete the merger. The level of divestitures that the Federal Reserve and the DOJ may require might be unacceptable. Such divestures could delay the date of completion of the merger or may diminish the benefits of the merger.

Following Federal Reserve approval, the Bank Merger Act imposes a waiting period of up to 30 days after the Federal Reserve approval in order to permit the United States Department of Justice to file any objections to the proposed merger of First Commons Bank with and into Brookline Bank under the federal antitrust laws. This waiting period may be reduced to 15 days if the DOJ has not provided any adverse comments relating to the competitive factors of the transaction, which the parties expect to occur. In reviewing these transactions, the DOJ could analyze the effect of the transactions on competition differently than the Federal Reserve, and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve regarding the anti-competitive effects of these transactions. If the DOJ were to commence an antitrust action, it would stay the effectiveness of the Federal Reserve’s approval unless a court specifically orders otherwise.

After the merger, Brookline Bank expects to close two branch offices of First Commons Bank. Brookline Bank has filed a branch closure notice with the Federal Reserve and Massachusetts Division of Banks for these branch closures simultaneously with the application submitted pursuant to the Bank Merger Act.

In addition, Brookline Bancorp has notified the Federal Reserve of Brookline Bancorp’s intent to avail itself of the exemption from the application requirements of the Bank Holding Company Act provided by Section 225.12(d)(1) of Regulation Y.

The Massachusetts Division of Banks. The merger of First Commons Bank with and into Brookline Bank is subject to approval by the Commissioner of Banks of the Commonwealth of Massachusetts under Chapter 167A, § 3 and Chapter 167I, § 3 of the Massachusetts General Laws (“MGL”). MGL Chapter 167I, § 3 provides the Massachusetts Commissioner of Banks with the legal authority to approve the merger. The Massachusetts Commissioner of Bank’s findings with respect to the foregoing are based on a determination as to whether or not competition among banking institutions will be unreasonably affected, and whether or not public convenience and advantage will be promoted. In making such a determination, the Massachusetts Commissioner of Banks must consider, but is not limited to considering, a showing of net new benefits. The term “net new benefits,” as defined in MGL Chapter 167I, § 3, means “initial capital investments, job creation plans, consumer and business services, commitments to maintain and open branch offices within the continuing institution’s Community Reinvestment Act assessment area and such other matters as the Massachusetts Commissioner of Banks may deem necessary or advisable.” Brookline Bank’s applications to the Massachusetts Commissioner of Banks will also be subject to requirements for the publication of notice and the opportunity for public comment.

Under Massachusetts law, the merger of First Commons Bank with and into Brookline Bank may not be completed until Brookline Bank has made “arrangements satisfactory” to the Depositors Insurance Fund, which is the excess deposit insurer for Massachusetts savings banks. Brookline Bank has requested a letter from the Depositors Insurance Fund confirming that Brookline Bank has made such arrangements.

Under Massachusetts law, the merger of First Commons Bank with and into Brookline Bank may not be completed until Brookline Bank has made “arrangements satisfactory” to the Massachusetts Housing Partnership Fund. Brookline Bank has requested a letter from the Massachusetts Housing Partnership Fund confirming that Brookline Bank has made such arrangements.

Prior to the date of the special meeting, Brookline Bancorp, Brookline Bank, and First Commons Bank have filed all applications and notices and have taken or will take all other appropriate action with respect to any requisite approvals or other action of any governmental authority.

THE VOTING AGREEMENTS

In connection with the merger agreement, Brookline Bancorp entered into voting agreements with all directors and executive officers of First Commons Bank, consisting of Anthony G. Nuzzo, Michael J. Tallo, Charles R. Shediac, Karen A. Cohn, Craig D. Divino, Joseph B. Doherty, Jr., Jules M. Fried, Peter F. Mawn and Arnold D. Scott. There are 151,063 shares of First Commons Bank common stock subject to the voting agreements, which represents approximately 4.8% of the outstanding shares of First Commons Bank common stock as of the record date.

In the voting agreements, each of these stockholders has agreed to vote all of his, her or its shares of First Commons Bank common stock (including any shares acquired after the date of the voting agreement, whether by the exercise of any stock option, purchase in the open market, privately or otherwise):

•                  in favor of approval of the merger agreement and the merger;

•                  against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty, or any other obligation or agreement of First Commons Bank contained in the merger agreement or of the stockholder contained in the voting agreement, or that would preclude fulfillment of a condition under the merger agreement to First Commons Bank’s and Brookline Bancorp’s respective obligations to consummate the merger; and

•                  against another acquisition proposal, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the merger or any of the transactions provided for in the merger agreement.

Under the voting agreements, each of the stockholders also agreed not to, and not to permit any of his, her or its affiliates, to:

•                  initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, another acquisition proposal;

•                  participate in any discussions or negotiations regarding another acquisition proposal, or furnish, or otherwise afford access, to any person (other than Brookline Bancorp) any information or data with respect to First Commons Bank or any of its subsidiaries or otherwise relating to another acquisition proposal;

•                  enter into any agreement, agreement in principle or letter of intent with respect to another acquisition proposal;

•                  solicit proxies or become a participant in a solicitation with respect to another acquisition proposal (other than the merger agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the merger in accordance with the terms of the merger agreement;

•                  initiate a stockholders’ vote or action by consent of First Commons Bank’s stockholders with respect to another acquisition proposal; or

•                  except by reason of the voting agreement, become a member of a group with respect to any voting securities of First Commons Bank that takes any action in support of another acquisition proposal.

In addition, except under limited circumstances, these stockholders also agreed not to sell, assign, transfer or otherwise dispose of or encumber their shares of First Commons Bank common stock while the voting agreements are in effect. The voting agreements terminate immediately upon the earlier of the effective time of the merger, the termination of the merger agreement in accordance with its terms, an amendment to the merger agreement that decreases the merger consideration, or mutual written agreement of Brookline Bancorp and the stockholder.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary of material United States federal income tax consequences of the merger of Brookline Bank and First Commons Bank to U.S. holders of First Commons Bank common stock. The federal income tax laws are complex and the tax consequences of the merger may vary depending upon each stockholder’s individual circumstances or tax status. The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” existing temporary and final regulations under the Code and current administrative rulings and court decisions, all of which are subject to change, possibly on a retroactive basis. Any such change could affect the validity of this discussion.  No attempt has been made to comment on all United States federal income tax consequences of the merger that may be relevant to First Commons Bank stockholders. The tax discussion set forth below is included for general information only. It is not intended to be, nor should it be construed to be, legal or tax advice to a particular First Commons Bank stockholder.

The following discussion may not apply to particular categories of holders of shares of First Commons Bank common stock in light of their individual circumstances or to holders that are subject to special treatment under the Code, such as:

•                  pass-through entities or investors in pass-through entities;

•                  trusts and estates;

•                  insurance companies;

•                  financial institutions;

•                  dealers in securities;

•                  traders in securities that elect to use a mark-to-market method of accounting;

•                  tax-exempt organizations;

•                  individual retirement and other tax-deferred accounts;

•                  banks;

•                  persons subject to the alternative minimum tax;

•                  persons who hold First Commons Bank capital stock as part of a straddle, hedging or conversion transaction;

•                  persons whose functional currency is other than the United States dollar;

•                  persons eligible for tax treaty benefits;

•                  foreign corporations, foreign partnerships and other foreign entities;

•                  persons who are not citizens or residents of the United States; and

•                  holders whose shares of First Commons Bank were acquired pursuant to the exercise of an employee stock option or otherwise as compensation.

This discussion assumes that holders of shares of First Commons Bank common stock hold their shares as capital assets within the meaning of section 1221 of the Code. The following discussion does not address state, local or foreign tax consequences of the merger. You are urged to consult your tax advisors to determine the specific tax consequences of the merger, including any state, local or foreign tax consequences of the merger.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of First Commons Bank common stock that is:

•                  a U.S. citizen or resident, as determined for federal income tax purposes; or

•                  a corporation, or entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia.

ALL HOLDERS OF FIRST COMMONS BANK COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND AFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS.

Tax Consequences of the Merger

Based on facts and representations and assumptions regarding factual matters that were provided by Brookline Bank and First Commons Bank and that are consistent with the state of facts that Brookline Bank and First Commons Bank believe will be existing as of the effective time of the merger, Goodwin Procter LLP and Nutter McClennen & Fish LLP are each of the opinion that the merger, when consummated in accordance with the terms of the merger agreement, will constitute a “reorganization” within the meaning of Section 368(a) of the Code.  None of the tax opinions given in connection with the merger or the opinions described below will be binding on the Internal Revenue Service or the courts.  Neither Brookline Bancorp nor First Commons Bank intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the Merger.  Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below.

If the merger is treated as a “reorganization” within the meaning of section 368(a) of the Code, neither Brookline Bancorp nor First Commons Bank will recognize any taxable gain or loss as a result of the merger.

The federal income tax consequences of the merger to a First Commons Bank stockholder generally will depend on whether the stockholder receives cash, Brookline Bancorp common stock or a combination of cash and stock in exchange for the stockholder’s shares of First Commons Bank common stock.

Receipt of Solely Brookline Bancorp Common Stock

In general, a First Commons Bank stockholder who receives solely Brookline Bancorp common stock in exchange for all of that stockholder’s shares of First Commons Bank common stock pursuant to the merger will not recognize gain or loss on the exchange, except to the extent the stockholder receives cash in lieu of a fractional share of Brookline Bancorp common stock. The stockholder’s tax basis in the Brookline Bancorp common stock received pursuant to the merger will equal that stockholder’s tax basis in the shares of First Commons Bank common stock being exchanged, reduced by any amount allocable to a fractional share of Brookline Bancorp common stock for which cash is received. The holding period of Brookline Bancorp common stock received will include the holding period of the shares of First Commons Bank common stock being exchanged.

Receipt of Solely Cash

If Brookline Bancorp elects to pay a portion of the merger consideration in cash, a First Commons Bank stockholder who receives solely cash in exchange for all of that stockholder’s shares of First Commons Bank common stock pursuant to the merger generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the stockholder’s aggregate tax basis for such shares of First Commons Bank common stock, which gain or loss generally will be long-term capital gain or loss if such shares of First Commons Bank common stock were held for more than one year. If, however, any such First Commons Bank stockholder constructively owns shares of First Commons Bank common stock that are exchanged for shares of Brookline Bancorp common stock in the merger or owns shares of Brookline Bancorp common stock actually or constructively after the merger, such actual or constructive ownership of Brookline Bancorp common stock may prevent any gain recognized in the merger from qualifying for capital gain rates and instead result in any gain being treated as the distribution of a dividend. Under the constructive ownership rules of the Code, a stockholder may be treated as owning stock that is actually owned by another person or entity. You should consult your tax advisors as to the possibility that all or a portion of any cash received in exchange for your shares of First Commons Bank common stock will be treated as a dividend. U.S. holders that are individuals or estates or trusts that do not fall into a special class of trusts that is exempt from such tax, may be subject to an additional 3.8% tax, generally referred to as the “Medicare tax” or “NIIT.” If you are a U.S. holder that is an individual, estate, or trust, please consult your tax advisors regarding the applicability of the Medicare tax with respect to your disposition of shares of First Commons Bank common stock pursuant to the merger.

Receipt of Brookline Bancorp Common Stock and Cash

If Brookline Bancorp elects to pay a portion of the merger consideration in cash, a First Commons Bank stockholder who receives both Brookline Bancorp common stock and cash consideration in exchange for all of his, her or its shares of First Commons Bank common stock generally will recognize gain, but not loss, to the extent of the lesser of:

•                  the excess, if any, of (a) the sum of the aggregate fair market value of the Brookline Bancorp common stock received (including any fractional share of Brookline Bancorp common stock deemed to be received and exchanged for cash) and the amount of cash received (excluding any cash received in lieu of a fractional share of common stock) over (b) the stockholder’s aggregate tax basis in the shares of Brookline Bancorp common stock exchanged in the merger; and

•                  the amount of cash received by the stockholder.

In general, for this purpose, gain or loss must be calculated separately for each block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset gain realized on another block of shares. Any such gain will be long-term capital gain if the shares of First Commons Bank common stock exchanged were held for more than one year, unless the receipt of cash has the effect of a distribution of a dividend under the provisions of the Code, in which case such gain will be treated as a dividend to the extent of the stockholder’s ratable share of the undistributed accumulated earnings and profits of First Commons Bank. You should consult your tax advisors as to the possibility that all or a portion of any cash received in exchange for your First Commons Bank common stock will be treated as a dividend.

The stockholder’s aggregate tax basis in the Brookline Bancorp common stock received pursuant to the merger will equal that stockholder’s aggregate tax basis in the shares of First Commons Bank common stock being exchanged, reduced by any amount allocable to a fractional share of Brookline Bancorp common stock for which cash is received and by the amount of any cash consideration received, and increased by the amount of taxable gain, if any, recognized by that stockholder in the merger (including any portion of such gain that is treated as a dividend).

Cash in Lieu of Fractional Shares

No fractional shares of Brookline Bancorp common stock will be issued in the merger. A First Commons Bank stockholder who receives cash in lieu of such a fractional share will be treated as having received that fractional share pursuant to the merger and then as having exchanged such fractional share for cash in a redemption by Brookline Bancorp. A First Commons Bank stockholder will generally recognize capital gain or loss on such a deemed redemption of the fractional share in an amount determined by the excess of the amount of cash received and the stockholder’s tax basis in the fractional share. Any capital gain or loss generally will be long-term capital gain or loss if the First Commons Bank common stock exchanged was held for more than one year.

Tax Opinions

Tax opinions of Goodwin Procter LLP and Nutter McClennen & Fish LLP have been filed as Exhibits 8.1 and 8.2, respectively, to the registration statement of which this proxy statement/prospectus is a part. Additionally, it is a condition to the obligations of Brookline Bancorp and First Commons Bank to complete the merger that Brookline Bancorp receive an opinion of Goodwin Procter LLP, counsel to Brookline Bancorp, or such other counsel as contemplated by the merger agreement, and that First Commons Bank receive an opinion of Nutter McClennen & Fish LLP, counsel to First Commons Bank, or such other counsel as contemplated by the merger agreement, each dated as of the closing date of the merger and each to the effect that, based on representations of Brookline Bancorp and First Commons Bank and on certain customary assumptions and conditions, the merger will be treated for United States federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. The tax opinions in Exhibits 8.1 and 8.2 are not intended to satisfy this closing condition.

The tax opinions delivered or to be delivered to Brookline Bancorp and to First Commons Bank in connection with the merger are not binding on the Internal Revenue Service, or the “IRS,” or the courts, and neither Brookline Bancorp nor

First Commons Bank have sought or will seek any ruling from the IRS, regarding any matters relating to the merger. Consequently, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions contained in the tax opinions delivered to Brookline Bancorp or First Commons Bank, or the federal income tax consequences of the merger described in this proxy statement/prospectus.

Information Reporting and Backup Withholding

Cash payments received in the Merger by a U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules.

If withholding results in an overpayment of taxes, a refund or credit against an First Commons Bank stockholder’s United States federal income tax liability may be obtained from the IRS, provided the stockholder furnishes the required information to the IRS. A holder that does not furnish their correct taxpayer identification number may be subject to penalties imposed by the IRS.

First Commons Bank stockholders who receive Brookline Bancorp common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with their United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

Other Tax Consequences

The state and local tax treatment of the merger may not conform to the federal income tax consequences discussed above. Consequently, you should consult your own tax advisors regarding the treatment of the merger under state and local tax laws.

The preceding discussion is intended only as a general discussion of material U.S. federal income tax consequences of the merger.  It is not a complete analysis or discussion of all potential tax effects that may be important to you.  Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws, and the effect of any proposed changes in tax laws.

COMPARISON OF STOCKHOLDER RIGHTS

As a stockholder of First Commons Bank, a national banking association, your rights are governed by the National Bank Act and, pursuant to the bylaws of First Commons Bank, Delaware law to the extent not inconsistent with the National Bank Act; First Commons Bank’s articles of association, as currently in effect; and First Commons Bank’s bylaws, as currently in effect. When the merger becomes effective, you will become a stockholder of Brookline Bancorp, a Delaware corporation, if you receive the stock consideration for any portion of your First Commons Bank shares. As a Brookline Bancorp stockholder, your rights will be governed by Delaware law, Brookline Bancorp’s certificate of incorporation, as in effect from time to time, and Brookline Bancorp’s bylaws, as in effect from time to time.

The following discussion of the similarities and material differences between the rights of First Commons Bank stockholders under applicable law, and the articles of association and bylaws of First Commons Bank and the rights of Brookline Bancorp stockholders under Delaware law and the certificate of incorporation and bylaws of Brookline Bancorp is only a summary, and may not contain all of the information that is important to you. You should carefully read this entire document and refer to the documents discussed below for a more complete understanding of the differences between your rights as a First Commons Bank stockholder and your rights as a Brookline Bancorp stockholder. This discussion is qualified in its entirety by reference to the National Bank Act and Delaware law and the full texts of the certificate of incorporation and bylaws of Brookline Bancorp and the articles of association and bylaws of First Commons Bank.

Capitalization

Brookline Bancorp. The total authorized capital stock of Brookline Bancorp consists of 200,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of December 4, 2017, there were 76,652,372 shares of common stock and no shares of preferred stock issued and outstanding.

First Commons Bank. The total authorized capital stock of First Commons Bank consists of 10,000,000 shares of common stock, par value $0.01 per share, and 2,000,000 shares of preferred stock, par value $0.01 per share. As of November 27, 2017, there were 3,122,122 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Brookline Bancorp may issue preferred stock without stockholder approval. First Commons Bank may issue preferred stock only with the approval of a majority of its stockholders and the Office of the Comptroller of the Currency.

Notice of Stockholder Meetings

Brookline Bancorp. In accordance with Delaware law, Brookline Bancorp’s bylaws provide that written notice of any stockholders’ meeting must be given to each stockholder entitled to vote not less than 10 nor more than 60 days before the meeting.

First Commons Bank. First Commons Bank’s articles of association provide that written notice of any stockholders’ meeting must be given to each stockholder entitled to vote not less than 10 nor more than 60 days before the meeting date.

Accordingly, Brookline Bancorp and First Commons Bank must provide the same amount of notice for stockholders’ meetings.

Right to Call Special Meetings

Brookline Bancorp. Under Delaware law, a special meeting of stockholders may be called by the board of directors, or by the person or persons authorized to do so by the certificate of incorporation or the bylaws. Brookline Bancorp’s certificate of incorporation and bylaws authorize the calling of a special meeting of stockholders by a majority of the board of directors, subject to the rights, if any, of preferred stockholders.

First Commons Bank. A special meeting of stockholders may be called by the board of directors or by a stockholder owning, in the aggregate, not less than 10% of the outstanding common stock of First Commons Bank.

Actions by Written Consent of Stockholders

Brookline Bancorp. Under Delaware law, unless otherwise precluded by the certificate of incorporation, stockholders may act by written consent in lieu of a meeting. Brookline Bancorp’s certificate of incorporation and bylaws preclude stockholder action by written consent.

First Commons Bank. Stockholders may take action by written consent in lieu of a meeting, provided that the written consent is signed by all stockholders entitled to vote at a meeting.

Accordingly, Brookline Bancorp stockholders may not take action by written consent in lieu of a meeting, while First Commons Bank stockholders may take action by written consent with the consent of all stockholders entitled to vote at a meeting.

Rights of Dissenting Stockholders

Brookline Bancorp. Under Delaware law, stockholders may, in the case of a merger or consolidation, obtain a judicial appraisal of the fair value of their shares if they have neither voted in favor of nor consented in writing to the merger or consolidation. Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders are either (1) listed on a national securities exchange or (2) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than:

•                  shares of stock of the surviving corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed on a national securities exchange or held by more than 2,000 holders of record;

•                  cash in lieu of fractional shares or fractional depositary receipts described above; or

•                  any combination of the foregoing.

Delaware law permits a corporation to provide appraisal rights in its certificate of incorporation in the case of a charter amendment, any merger or consolidation in which the corporation is a constituent corporation or a sale of all or substantially all of the assets of the corporation.

First Commons Bank. Under the National Bank Act, stockholders who vote against approval of a merger or consolidation or who give written notice to the national bank at or prior to the special meeting of stockholders called to vote upon such merger or consolidation that they dissent from the merger or consolidation and intend to exercise appraisal rights have the right to receive the cash value of their shares as of the date of the special meeting as determined by a committee of three persons, if such stockholder complies with the procedures set forth in Section 214a of the National Bank Act. See “Proposal No. 1 — The Merger — Appraisal Rights.”

The organizational documents of Brookline Bancorp and First Commons Bank do not grant appraisal rights in addition to those provided by Delaware and the National Bank Act, respectively. As a result, Brookline Bancorp stockholders and First Commons Bank stockholders have appraisal rights only in connection with certain mergers and business combinations.

Board of Directors—Number, Removal and Classification

Brookline Bancorp. Under Delaware law, the board of directors of a Delaware corporation must consist of one or more members with the number of directors to be fixed as provided in the certificate of incorporation or bylaws, and that the directors may be divided into one, two, or three classes by the certificate of incorporation or by a bylaw adopted by the stockholders. Brookline Bancorp’s certificate of incorporation and bylaws provide that the number of directors on the board will be fixed solely and exclusively by resolution of the board of directors. Brookline Bancorp currently has fourteen directors. Brookline Bancorp’s certificate of incorporation provides that the directors will be divided into three classes, as nearly equal in number as reasonably possible, with the term of one class expiring each year. Brookline Bancorp’s certificate of incorporation prohibits cumulative voting rights in the election of directors.

Delaware law also provides that any director, or the entire board of directors, may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. However, unless the certificate of incorporation provides otherwise, a director, or the entire board, of a corporation whose board is classified may only be removed for cause. Brookline Bancorp’s certificate of incorporation provides that a director may be removed only for cause and only by the affirmative vote of at least 80% of the outstanding shares entitled to vote generally in the election of directors.

First Commons Bank. The National Bank Act provides that the board of directors of a national bank must consist of at least five but not more than 25 directors. Under the National Bank Act, the number of directors is fixed by, or in the manner provided in, the articles of association or bylaws. First Commons Bank’s bylaws provide that the First Commons Bank board of directors will consist of a number of directors, as determined by a resolution of a majority of the full board of directors or by resolution of a majority of the stockholders at any annual or special meeting. First Commons Bank’s articles of association provide that the directors will be divided into three classes, as nearly equal in number as possible, with the term of one class expiring each year. First Commons Bank currently has six directors. First Commons Bank’s articles of association prohibit cumulative voting rights in the election of directors.

First Commons Bank’s articles of association provide that a director may be removed by stockholders at a meeting called to remove him or her if there is a failure to fulfill one of the affirmative requirements for qualification as a director, or for cause, by the affirmative vote of a majority of the votes cast.

Each of Brookline Bancorp and First Commons Bank has a classified board of directors. The board of directors of each of Brookline Bancorp and First Commons Bank may set the number of directors, subject, in the case of First Commons Bank, to the 25 director maximum set forth in the First Commons Bank articles of association. Directors of Brookline Bancorp may be removed only for cause and only with the affirmative vote of at least 80% of the outstanding shares entitled to vote, while directors of First Commons Bank may be removed for a failure to fulfill one of the affirmative requirements for qualification as a director, or for cause, by the affirmative vote of a majority of the votes cast.

Filling Vacancies on the Board of Directors

Brookline Bancorp. Delaware law provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If the holders of any class or series of stock are entitled to elect one or more directors, then vacancies and newly created directorships of that class or series may be filled by a majority of directors, or the sole remaining director.

Brookline Bancorp’s certificate of incorporation and bylaws provide that newly created directorships or any vacancies in the board of directors may be filled only by a majority vote of the directors then in office, though less than a quorum, subject to the rights, if any, of preferred stockholders to elect directors and fill board vacancies.

First Commons Bank. Under the National Bank Act, a vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum of the board of directors. First Commons Bank’s articles of association and bylaws provide that any vacancies in the board of directors and any newly created directorships resulting from any increase in the number of directors may be filled only by the affirmative vote of a majority of the board of directors then in office, although less than a quorum.

Accordingly, vacancies on the boards of each of Brookline Bancorp and First Commons Bank may be filled by a majority of the remaining directors.

Preemptive Rights

Preemptive rights generally allow a stockholder to maintain its proportionate share of ownership of a corporation by permitting the stockholder to purchase a proportionate share of any new stock issuances. Preemptive rights protect the stockholders from dilution of value and control upon new stock issuances.

Brookline Bancorp. Under Delaware law, unless the certificate of incorporation provides otherwise, stockholders have no preemptive rights. Brookline Bancorp’s certificate of incorporation does not provide preemptive rights.

First Commons Bank. Under the National Bank Act, unless the articles of association provide otherwise, stockholders have no preemptive rights. First Commons Bank’s articles of association state that holders of First Commons Bank common stock do not have preemptive rights unless such preemptive rights are approved by the board of directors and by a vote of the holders of two-thirds of the outstanding common stock of First Commons Bank. No preemptive rights have been approved by either the board of directors or stockholders of First Commons Bank.

Accordingly, neither Brookline Bancorp stockholders nor First Commons Bank stockholders have preemptive rights.

Dividends

Brookline Bancorp. Brookline Bancorp’s bylaws provide that the board of directors may declare dividends from time to time in accordance with applicable law. Under Delaware law, the board of directors may declare and pay dividends out of either its surplus or net profits (if no surplus) for the year in which dividends are announced and/or the preceding fiscal year.

First Commons Bank. First Commons Bank’s articles of association provide that holders of First Commons Bank common stock will be entitled to such dividends as may be declared by the board of directors.

Under the National Bank Act, a national bank may make a distribution from its undivided profits to its stockholders upon the authorization of its board of directors.

The Federal Reserve Board and the Office of the Comptroller of the Currency have the authority to prohibit Brookline Bancorp and First Commons Bank, respectively, from paying dividends if such payment is deemed to be an unsafe or unsound practice.

Thus, Brookline Bancorp and First Commons Bank is each subject to substantially the same restrictions on declaring dividends.

Stockholder Nominations and Proposals

Brookline Bancorp. Brookline Bancorp’s bylaws include advance notice and informational requirements for any proposal that a stockholder wishes to bring before an annual meeting of stockholders. In order to be properly brought before a meeting, a stockholder proposal must be received by the corporation no less than 90 days prior to the anniversary date of the mailing of proxy materials by Brookline Bancorp in connection with the immediately preceding annual meeting of Brookline Bancorp’s stockholders. In the event that less than 100 days’ notice of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made.

First Commons Bank. First Commons Bank’s bylaws include advance notice and informational requirements for any proposal that a stockholder wishes to bring before an annual meeting of stockholders. A stockholder’s notice of a proposal will be timely if delivered to First Commons Bank’s chief executive officer not less than 14 days nor more than 50 days prior to the scheduled annual meeting. If less than 21 days’ notice of the date of the scheduled annual meeting is given or made, notice by the stockholder to be timely must be so delivered or received not later than the close of business on the seventh day following the earlier of the day on which such notice of the date of the scheduled annual meeting was mailed or such public disclosure was made.

Both Brookline Bancorp stockholders and First Commons Bank stockholders have the ability to bring proposals before an annual meeting of stockholders, subject to certain procedural requirements.

Amendments to Charter

Brookline Bancorp. Under Delaware law, an amendment to the certificate of incorporation requires a board resolution setting forth the amendment proposed, declaring its advisability, and directing that such amendment be considered by stockholders at a special meeting or the next annual meeting, and approval by a majority of the outstanding stock entitled to vote on the amendment, unless the certificate of incorporation imposes a greater approval requirement. Brookline Bancorp’s certificate of incorporation requires the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of Brookline Bancorp capital stock entitled to vote generally in the election of directors, voting together as a single class, in order to amend or repeal certain specified provisions in the certificate of incorporation.

First Commons Bank. Under the National Bank Act, unless the articles of association impose a greater approval requirement, an amendment to the articles of association requires a board resolution setting forth the proposed amendment and directing that it be submitted to a vote at a meeting of stockholders, and approval by the holders of a majority of the shares entitled to vote on the amendment. First Commons Bank’s articles of association provide that an amendment to the articles of association must be proposed by the affirmative vote of a majority of the directors then in office and thereafter approved by the stockholders by a majority of the total votes eligible to be cast at a duly constituted meeting.

Accordingly, amendments to each of Brookline Bancorp’s and First Commons Bank’s charters may be approved by a majority of all the votes entitled to be cast at a meeting except that amendments to certain provisions in Brookline Bancorp’s certificate of incorporation require the approval of at least 80% of the voting power of all of the then-outstanding shares of Brookline Bancorp capital stock entitled to vote generally in the election of directors, voting together as a single class.

Amendments to Bylaws

Brookline Bancorp. Under Delaware law, stockholders may amend or repeal bylaws. Brookline Bancorp’s certificate of incorporation and bylaws provide that the board of directors may amend, alter or repeal bylaws with the approval of two-thirds of the directors, and that the stockholders may also amend, alter or repeal the bylaws, at an annual or special meeting, with the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of Brookline Bancorp capital stock entitled to vote generally in the election of directors, voting together as a single class.

First Commons Bank. The bylaws of a national bank may be amended by a majority vote of the board of directors. First Commons Bank’s bylaws provide that the board of directors may adopt, alter, amend or repeal the bylaws with the affirmative vote of a majority of the directors then in office.

Both First Commons Bank and Brookline Bancorp permit their directors to amend their bylaws. Brookline Bancorp and First Commons Bank requires the vote of two-thirds and a majority, respectively, of the directors to amend their bylaws. Brookline Bancorp stockholders may amend the bylaws by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of Brookline Bancorp capital stock entitled to vote generally in the election of directors, voting together as a single class. Neither First Commons Bank’s articles of association nor bylaws provide that the stockholders may amend the bylaws.

Stockholder Approval of a Merger

Brookline Bancorp. In order to approve a merger under Delaware law, a corporation’s board of directors must adopt a resolution approving an agreement and plan of merger and declaring its advisability to the stockholders. The merger agreement must also be approved by the holders of a majority of the outstanding stock entitled to vote on the merger, unless the certificate of incorporation requires a greater vote, provided that no vote of the stockholders is required if:

•                  the corporation is the surviving corporation;

•                  the merger does not involve the amendment of the corporation’s certificate of incorporation;

•                  each share of stock of such constituent corporation outstanding immediately prior to the effective date of the merger is to be an identical outstanding share of the surviving corporation after the effective date of the merger; and

•                  the securities issued by the corporation in the merger do not exceed 20% of the common stock of the corporation outstanding immediately prior to the effective date of the merger. Brookline Bancorp’s certificate of incorporation provides for a greater vote only in the case of a business combination involving an interested stockholder.

First Commons Bank. In order to approve a merger under the National Bank Act, a corporation’s board of directors must adopt a resolution approving a plan of merger and directing that the plan of merger be submitted to a vote at a meeting of stockholders. At the meeting of stockholders, the plan of merger must be approved by the affirmative vote of the holders of the holders of at least two-thirds of the shares entitled to vote on the plan of merger.

Anti-Takeover Provisions

Brookline Bancorp. Brookline Bancorp’s certificate of incorporation requires the affirmative vote by the holders of 80% of the voting stock entitled to vote in the election of directors, in order to approve, pursuant to certain exceptions, the following types of transactions:

•                  a merger or consolidation with any interested stockholder or any other corporation which is, or would be after such merger, an affiliate of an interested stockholder;

•                  a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any interested stockholder, or any affiliate of any interested stockholder, of any assets having an aggregate fair market value equaling or exceeding 25% or more of the combined assets of Brookline Bancorp and its subsidiaries;

•                  the issuance or transfer by Brookline Bancorp or any subsidiary, in one transaction or a series of transactions, of any securities of Brookline Bancorp or any subsidiary to any interested stockholder or affiliate of an interested stockholder in exchange for cash, securities or other property, or a combination of such items, having an aggregate fair market value equaling or exceeding 25% of the combined fair market value of the then-outstanding common stock of Brookline Bancorp and its subsidiaries, except for any issuance or transfer pursuant to an employee benefit plan of Brookline Bancorp or any subsidiary;

•                  the adoption of any plan or proposal for the liquidation or dissolution of Brookline Bancorp proposed by or on behalf of an interested stockholder or any affiliate of any interested stockholder; or

•                  a reclassification of securities, reverse stock split or recapitalization of Brookline Bancorp, or any merger or consolidation of Brookline Bancorp with any of its subsidiaries or any other transaction, whether or not with or into or otherwise involving an interested stockholder, which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Brookline Bancorp or any subsidiary which is, directly or indirectly, owned by any interested stockholder or any affiliate of any interested stockholder.

For purposes of Brookline Bancorp’s certificate of incorporation, an “interested stockholder” means:

•                  the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting stock of Brookline Bancorp;

•                  an affiliate of Brookline Bancorp who at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding voting stock of Brookline Bancorp; or

•                  an assignee of an interested person within the two-year period immediately prior to the date in question.

However, the foregoing conditions need not be satisfied if a transaction is approved by two-thirds of the disinterested directors or the consideration to be paid to Brookline Bancorp stockholders meets the fair market test described in Brookline Bancorp’s certificate of incorporation.

First Commons Bank. Neither the National Bank Act, nor First Commons Bank’s articles of association nor First Commons Bank’s bylaws include provisions requiring supermajority voting for transactions with interested stockholders.

Limitations on Ownership

Brookline Bancorp. Under Brookline Bancorp’s certificate of incorporation, in no event shall any record owner of any outstanding Brookline Bancorp common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then-outstanding shares of Brookline Bancorp common stock, be entitled, or permitted to any vote in respect of the shares held in excess of the 10% limit. The number of votes which may be cast by any record owner by virtue of the provisions thereof in respect of Brookline Bancorp common stock beneficially owned by such person owning shares in excess of the 10% limit shall be a number equal to the total number of votes which a single record owner of all Brookline Bancorp common stock owned by such person would be entitled to cast, multiplied by a fraction, the numerator of which is the number of shares of such class or series which are both beneficially owned by such person and owned of record by such record owner and the denominator of which is the total number of shares of Brookline Bancorp common stock beneficially owned by such person owning shares in excess of the 10% limit.

First Commons Bank. First Commons Bank’s articles of association and bylaws do not provide for any limitations on ownership of First Commons Bank’s common stock.

Accordingly, while Brookline Bancorp’s certificate of incorporation limits the ability of a beneficial owner of more than 10% of the then-outstanding shares of Brookline Bancorp common stock to vote such shares, First Commons Bank’s articles of association do not contain any such limitation.

CERTAIN BENEFICIAL OWNERS OF FIRST COMMONS BANK COMMON STOCK

The following table provides information regarding the directors, the named executive officers, and beneficial owners of more than 5% of First Commons Bank’s common stock (as of November 27, 2017).

Name	Number of Shares Currently Beneficially Owned		Percent of Shares Currently Beneficially Owned (1)
Directors:
Anthony G. Nuzzo	178,348	(2)(3)	5.44%
Arnold D. Scott	54,563	(3)(4)	1.73%
Craig D. Divino	38,000	(3)(4)	1.21%
Joseph B. Doherty, Jr.	55,000	(3)(4)	1.75%
Jules M. Fried	35,500	(3)(4)	1.13%
Peter F. Mawn	47,500	(3)(4)	1.51%

Named Officers Who Are Not Directors:
Karen A. Cohn	8,000	(5)	0.25%
Charles R. Shediac	8,000	(5)	0.25%
Michael J. Tallo	25,000	(6)	0.80%
All Directors and Named Officers as a Group (10 persons)	449,911		15.61%

Principal Stockholder:
Robert L. Reynolds	255,431	(3)	8.16%

(1)         Calculated based on 3,122,122 shares of common stock issued and outstanding as of November 27, 2017. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we assumed the exercise of, and therefore deemed outstanding, all shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 120 days of November 27, 2017. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, each stockholder (i) has sole voting and investment power with respect to the shares of common stock listed or (ii) shares voting and investment power with his or her immediate family with respect to the shares of common stock listed.

(2)         Includes 144,848 shares of common stock that may be acquired under stock options that are presently exercisable with 134,848 at a price per share of $10.00 and 10,000 at $11.00.

(3)         Includes 10,000 shares of common stock issuable upon the exercise of warrants that are presently exercisable, which were issued to the director or stockholder in his capacity as a founder of the Bank. All warrants are exercisable at a price per share of $10.00 and expire ten years from the date of grant.

(4)         Includes (i) 10,000 shares of common stock issuable upon the exercise of stock options that are presently exercisable at a price per share of $10.00, which were granted to the director in July 2009 and (ii) 5,000 shares of common stock issuable upon the exercise of stock options that are presently exercisable at a price per share of $11.00, which were granted to the director in July 2012.

(5)         Includes 5,000 shares of common stock that may be acquired under stock options that are presently exercisable.

(6)         Includes 9,000 shares of common stock that may be acquired under stock options that are presently exercisable.

LEGAL MATTERS

The validity of the Brookline Bancorp common stock to be issued in the merger will be passed upon by Goodwin Procter LLP, counsel to Brookline Bancorp. Nutter McClennen & Fish LLP, on behalf of First Commons Bank, and Goodwin Procter LLP, on behalf of Brookline Bancorp, will pass upon certain legal matters to the effect that the merger will constitute a tax-free “reorganization” within the meaning of Section 368(a) of the Code.

EXPERTS

The consolidated financial statements of Brookline Bancorp and the effectiveness of internal control over financial reporting (which is included in management’s report on internal control over financial reporting) incorporated in this proxy statement/prospectus by reference to Brookline Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2016, have been so incorporated in reliance on the reports of KPMG LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

FUTURE STOCKHOLDER PROPOSALS

If the merger is completed, First Commons Bank will not have any stockholders and there will be no public participation in any future meeting of stockholders. However, if the merger is not completed or if First Commons Bank is otherwise required to do so under applicable law, First Commons Bank will hold a 2018 annual meeting of stockholders. A stockholder who wants to have a qualified proposal considered for inclusion in the proxy statement for First Commons Bank 2018 annual meeting of stockholders must notify the Chief Executive Officer of First Commons Bank not later than 14 days nor more than 50 days prior to the annual meeting, provided, however, that if less than 21 days’ notice of the meeting is provided to the stockholders, such notice must be mailed or delivered to the Chief Executive Officer by the close of business on the seventh day following the date on which notice of the annual meeting was mailed.

WHERE YOU CAN FIND MORE INFORMATION

Brookline Bancorp files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Brookline Bancorp files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC filings of Brookline Bancorp are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. Reports, proxy statements and other information concerning Brookline Bancorp also may be inspected at the offices of The NASDAQ Stock Market, located at 1735 K Street, N.W., Washington, D.C. 20006.

Brookline Bancorp has filed a registration statement on Form S-4 to register with the SEC the shares of Brookline Bancorp common stock that First Commons Bank stockholders will receive in the merger. This proxy statement/prospectus is part of the registration statement of Brookline Bancorp on Form S-4 and is a prospectus of Brookline Bancorp and a proxy statement of Brookline Bancorp and First Commons Bank for the special meeting.

The SEC permits Brookline Bancorp to “incorporate by reference” information into this proxy statement/prospectus. This means that Brookline Bancorp can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is considered a part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or by information contained in documents filed with or furnished to the SEC after the date of this proxy statement/prospectus that is incorporated by reference in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about Brookline Bancorp and its financial conditions.

Brookline Bancorp Filings	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2016—filed on March 1, 2017
Quarterly Reports on Form 10-Q	Quarter ended March 31, 2017—filed on May 5, 2017
Quarter ended June 30, 2017—filed on August 4, 2017
Quarter ended September 30, 2017—filed on November 3, 2017
Current Reports on Form 8-K	Filed on April 26, 2017, April 27, 2017, May 2, 2017, May 11, 2017, June 9, 2017, and September 21, 2017

The description of Brookline Bancorp common stock contained in Brookline Bancorp’s Registration Statement on Form 8-A/A and any amendment or report filed with the SEC for the purpose of updating this description

Filed on July 3, 2002

In addition, this proxy statement/prospectus also incorporates by reference additional documents that Brookline Bancorp may file with the SEC, between the date of this proxy statement/prospectus and the date of the First Commons Bank special meeting (other than the portions of those documents not deemed to be filed). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. To the extent that any information contained in any Current Report on Form 8-K, or any exhibit to such report, was furnished to, rather than filed with, the SEC, such information or exhibit is not specifically incorporated by reference into this proxy statement/prospectus.

Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit into this proxy statement/prospectus. You can obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

Brookline Bancorp, Inc.

131 Clarendon Street

Boston, Massachusetts 02116

(617) 425-4600

Attn: Investor Relations

If you would like to request documents, please do so by January 11, 2018 in order to receive them before the First Commons Bank special meeting.

First Commons Bank has supplied all information contained in this proxy statement/prospectus relating to First Commons Bank.

Neither Brookline Bancorp nor First Commons Bank have authorized anyone to give any information or make any representation about the merger, Brookline Bancorp or First Commons Bank that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that we have incorporated into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and between

BROOKLINE BANCORP, INC.

BROOKLINE BANK

and

FIRST COMMONS BANK, N.A.

Dated as of September 20, 2017

A-i

A-ii

A-iii

A-iv

AGREEMENT AND PLAN OF MERGER, dated as of September 20, 2017 (this “Agreement”), by and among Brookline Bancorp, Inc., a Delaware corporation (“Buyer”), Brookline Bank, a Massachusetts savings bank of which Buyer is the sole stockholder (“Buyer Bank”), and First Commons Bank, N.A., a national banking association (the “Company”).

RECITALS

WHEREAS, the respective Boards of Directors of Buyer, Buyer Bank and the Company have determined that it is in the best interests of their respective entities and stockholders to enter into this Agreement and to consummate the strategic business combination provided for herein;

WHEREAS, as a condition to the willingness of Buyer and Buyer Bank to enter into this Agreement, each of the directors of the Company and those executive officers of the Company set forth on Schedule I (collectively, the “Voting Agreement Stockholders”) have entered into a Voting Agreement, dated as of the date hereof, with Buyer, the form of which is attached hereto as Exhibit A (each a “Voting Agreement”), pursuant to which each Voting Agreement Stockholder has agreed, among other things, to vote such Voting Agreement Stockholder’s shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in the Voting Agreement;

WHEREAS, Buyer, Buyer Bank, and the Company intend to effect a merger (the “Merger”) of the Company with and into Buyer Bank, in accordance with this Agreement, the Massachusetts General Laws (the “MGL”), the National Bank Act and, to the extent not inconsistent with the National Bank Act, the Delaware General Corporation Law (the “DGCL”);

WHEREAS, the parties intend the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I  -  THE MERGER

1.1          The Merger. Subject to the terms and conditions of this Agreement, in accordance with the MGL and the laws of the United States of America, and in reliance upon the representations, warranties and covenants set forth herein, at the Effective Time (as defined in Section 1.2), the Company shall merge with and into Buyer Bank, the separate corporate existence of the Company shall cease and Buyer Bank shall survive (Buyer Bank, as the surviving entity of the Merger, being sometimes referred to herein as the “Surviving Bank”).

1.2          Effective Time. On the Closing Date, as promptly as practicable after all of the conditions set forth in Article VII shall have been satisfied or, if permissible, waived by the party entitled to the benefit of the same, the Company and Buyer Bank shall execute and file with the Secretary of the Commonwealth of Massachusetts articles of merger in a form reasonably satisfactory to Buyer, Buyer Bank and the Company, in accordance with the MGL and the National Bank Act and make such other filings with the Massachusetts Commissioner of Banks and the Office of the Comptroller of the Currency (the “OCC”) as are necessary to effect the Merger. The Merger shall become effective on the date of such filings at the time specified therein (the “Effective Time”).

1.3          Effects of the Merger. At the Effective Time, the effect of the Merger shall be as provided herein and as provided in the applicable provisions of the MGL and the National Bank Act.

1.4          Closing. The transactions contemplated by this Agreement shall be consummated at a closing (the “Closing”) that will take place by mail or electronic delivery, or, at the option of Buyer at the offices of Goodwin Procter LLP, 100 Northern Avenue, Boston, Massachusetts 02210, on a date in 2018 to be specified by the parties, which shall be no later than five Business Days (as defined in Section 9.3) after all of the conditions to the Closing set forth in Article VII (other than conditions to be satisfied at the Closing, which shall be satisfied or waived at the Closing) have been satisfied or waived in accordance with the terms hereof, such day being referred to herein as the “Closing Date.”  Notwithstanding the foregoing, the Closing may take place at such other place, time or date as may be mutually agreed upon in writing by Buyer, the Company and Buyer Bank.

1.5          Articles of Organization and Bylaws. The Articles of Organization of Buyer Bank, as in effect immediately prior to the Effective Time, shall be the Articles of Organization of the Surviving Bank as amended by the Articles of Merger. The Bylaws of Buyer Bank, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Bank, until thereafter amended as provided therein and in accordance with applicable law.

1.6          Directors of the Surviving Bank. The directors of Buyer Bank immediately prior to the Effective Time shall be the directors of the Surviving Bank, each of whom shall serve in accordance with the Articles of Organization and Bylaws of the Surviving Bank.

1.7          Officers of the Surviving Bank. The officers of Buyer Bank immediately prior to the Effective Time shall be the officers of the Surviving Bank, each to hold office in accordance with the Articles of Organization and Bylaws of the Surviving Bank.

1.8          Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” under Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

1.9          Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, with respect to each share, if any, of Company Common Stock as to which the holder thereof (a) is entitled to appraisal, (b) has either (i) voted against the Agreement or the Merger or (ii) given notice in writing to the Company at or prior to the meeting of its stockholders (including any adjournment or postponement thereof, the “Company Meeting”) to consider and vote upon the approval of this Agreement and the transactions contemplated by this Agreement (including the Merger) and any other matter required to be approved by the stockholders of the Company in order to consummate the Merger and the transactions contemplated by this Agreement (the “Company Stockholder Approval”) that such holder dissents from the Agreement or the Merger, and (c) has properly complied with Section 214a(b) of the National Bank Act as to dissenters’ rights (the “Dissenters’ Rights Statute”) required to be complied with prior to the Effective Time (each such share, a “Dissenting Share”), such Dissenting Share shall not be converted into the right to receive the Merger Consideration, but instead shall be entitled to the fair value of the Dissenting Shares in accordance with the provisions of the Dissenters’ Rights Statute; provided, however, that if such holder fails to perfect, withdraws or loses such holder’s right to appraisal under the Dissenters’ Rights Statute, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by the Dissenters’ Rights Statute, then each share of Company Common Stock held by such holder shall thereupon be deemed to have been converted, as of the Effective Time, into and represent the right to receive the Merger Consideration upon surrender of the Certificate representing such share. The Company shall give Buyer prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock, and Buyer shall have the right to direct all negotiations and proceedings with respect to such demands. The Company shall not settle, make any payments with respect to, or offer to settle, any claim with respect to Dissenting Shares without the prior written consent of Buyer.

ARTICLE II  -  MERGER CONSIDERATION;
ELECTION AND EXCHANGE PROCEDURES

2.1          Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of Buyer, the Company and Buyer Bank or any stockholder of the Company:

(a)           Each share of Company Common Stock held in the treasury of the Company (“Treasury Stock”) immediately prior to the Effective Time shall be cancelled and retired without any conversion thereof, and no payment shall be made with respect thereto.

(b)           Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Treasury Stock and Dissenting Shares) shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive a number of shares of fully paid and nonassessable shares of common stock, par value $0.01 per share, of Buyer (the “Buyer Common Stock”) equal to the Exchange Ratio (such shares of Buyer Common Stock into which shares of Company Common

Stock are converted pursuant to this Section 2.1(b), the “Stock Consideration”); provided, however, that, at any time prior to the Buyer Election Deadline (as defined below), Buyer shall have the right, at its sole discretion but subject to Section 2.4, to deliver to the Company a written election (the “Buyer Cash Election”), electing a number of whole shares of Company Common Stock (the “Cash Conversion Number”), but in any event not more than fifty percent (50%) of the shares of Company Common Stock then outstanding, that shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive $16.70 per share in cash, without interest (the “Cash Consideration”). The number of shares of Company Common Stock equal to the Cash Conversion Number shall be converted into the Cash Consideration, and the remaining shares of Company Common Stock shall be converted into the Stock Consideration (the “Stock Conversion Number”). The Stock Consideration and, to the extent applicable, the Cash Consideration are sometimes referred to herein collectively as the “Merger Consideration.” The “Buyer Election Deadline” means 11:59 p.m. on the second Business Day after the receipt of the Company Stockholder Approval.

(c)           Exchange Ratio. The “Exchange Ratio” shall be determined as follows:

(i)            in the event that the Buyer Market Value is less than $13.19, the Exchange Ratio shall be equal to 1.266 (being the quotient calculated by dividing (A) $16.70 by (B) $13.19, rounded to the nearest thousandth);

(ii)           in the event that the Buyer Market Value is equal to or greater than $13.19 but less than or equal to $15.33, the Exchange Ratio shall be equal to the quotient calculated by dividing (A) $16.70 by (B) the Buyer Market Value, rounded to the nearest thousandth;

(iii)          in the event that the Buyer Market Value is greater than $15.33, the Exchange Ratio shall be equal to 1.089 (being the quotient calculated by dividing (A) $16.70 by (B) $15.33, rounded to the nearest thousandth).

As used in this Agreement, “Buyer Market Value” means the volume-weighted average of the daily volume-weighted prices of a share of Buyer Common Stock, as reported on the NASDAQ Stock Market LLC (“NASDAQ”) (or if Buyer Common Stock is not then listed on NASDAQ then the principal securities market on which Buyer Common Stock is then listed or quoted), for the ten consecutive trading day period ending on the fifth Business Day prior to the Closing Date, rounded to the nearest whole cent.

2.2          Rights as Stockholders; Stock Transfers. Shares of Company Common Stock, when converted as provided in Section 2.1(b), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each certificate (a “Certificate”) previously evidencing such shares shall thereafter represent only the right to receive, for each such share of Company Common Stock, the Merger Consideration and, if applicable, any cash in lieu of fractional shares of Buyer Common Stock in accordance with Section 2.3. At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, stockholders of the Company, other than the right to receive the Merger Consideration and, if applicable, cash in lieu of fractional shares of Buyer Common Stock as provided in Section 2.3. After the Effective Time, there shall be no transfers on the stock transfer books of the Company of shares of Company Common Stock, other than transfers of Company Common Stock that have occurred prior to the Effective Time.

2.3          Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Buyer Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. In lieu thereof, Buyer shall pay to each holder of a fractional share of Buyer Common Stock an amount of cash (without interest) determined by the Buyer Market Value, rounded to the nearest whole cent.

2.4          Election Procedures.

(a)           In the event that Buyer elects for a portion of the Merger Consideration to be paid in cash in accordance with Section 2.1(b), an election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of such Certificates to a bank or trust company designated by Buyer and reasonably satisfactory to the Company (the “Exchange Agent”)) in such form as the Company and Buyer shall mutually agree (the “Election Form”), shall be mailed no later than five Business Days after Buyer delivers the Buyer Cash Election to the Company or such other date as the Company and Buyer shall mutually agree (the date on which such mailing occurs being referred to as the “Mailing Date”) to each holder of record of Company Common Stock as of five Business Days prior to such mailing. Each Election Form shall permit the holder of record of Company Common Stock (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to (i) elect to receive the Cash Consideration for all or a portion of such holder’s shares (a “Cash Election”), (ii) elect to receive the Stock Consideration for all or a portion of such holder’s shares (a “Stock Election”), or (iii) make no election with respect to the receipt of the Cash Consideration or the Stock Consideration (a “Non-Election”). A record holder acting in different capacities or acting on behalf of other Persons (as defined in Section 9.3) in any way will be entitled to submit an Election Form for each capacity in which such record holder so acts with respect to each Person for which it so acts. Shares of Company Common Stock as to which a Cash Election has been made are referred to herein as “Cash Election Shares.” Shares of Company Common Stock as to which a Stock Election has been made are referred to herein as “Stock Election Shares.” Shares of Company Common Stock as to which no election has been made (or as to which an Election Form is not properly completed and returned in a timely fashion) are referred to herein as “Non-Election Shares.” The aggregate number of shares of Company Common Stock with respect to which a Stock Election has been made is referred to herein as the “Stock Election Number.”

(b)           To be effective, a properly completed Election Form shall be received by the Exchange Agent on or before 5:00 p.m., Eastern Time, on the 25th day following the Mailing Date (or such other time and date as mutually agreed upon by the parties (which date shall be publicly announced by Buyer as soon as practicable prior to such date)) (the “Election Deadline”), accompanied by the Certificates as to which such Election Form is being made or by an appropriate guarantee of delivery of such Certificates, as set forth in the Election Form, from a member of any registered national securities exchange or a commercial bank or trust company in the United States (provided, however, that such Certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery; failure to deliver shares of Company Common Stock covered by such guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made election, unless otherwise determined by Buyer, in its sole discretion). If a holder of Company Common Stock either (i) does not submit a properly completed Election Form in a timely fashion or (ii) revokes the holder’s Election Form prior to the Election Deadline (without later submitting a properly completed Election Form prior to the Election Deadline), the shares of Company Common Stock held by such holder shall be designated Non-Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither Buyer nor the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

(c)           To the extent necessary, and subject to Section 1.9, the allocation among the holders of shares of Company Common Stock of rights to receive the Cash Consideration and the Stock Consideration will be made as set forth in this Section 2.4(c) (with the Exchange Agent to determine, consistent with Section 2.4(a), whether fractions of Cash Election Shares, Stock Election Shares or Non-Election Shares, as applicable, shall be rounded up or down).

(i)            If the Stock Election Number exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and, subject to Section 2.3 hereof, each holder of Stock Election Shares will be entitled to receive the Stock Consideration in respect of that number of Stock Election Shares held by such holder equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Consideration;

(ii)           If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and the Cash Election Shares shall be treated in the following manner:

(A)          if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and, subject to Section 2.3 hereof, each holder of Non-Election Shares shall receive the Stock Consideration in respect of that number of Non-Election Shares held by such holder equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or

(B)          if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and, subject to Section 2.3 hereof, each holder of Cash Election Shares shall receive the Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

2.5          Adjustments to Preserve Tax Treatment. If either the tax opinion referred to in Section 7.2(b) or the tax opinion referred to in Section 7.3(b) cannot be rendered (as reasonably determined, in each case, by the counsel charged with giving such opinion) as a result of the Merger potentially failing to satisfy the “continuity of interest” requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, then Buyer shall increase the Stock Conversion Number to the minimum extent necessary to enable the relevant tax opinions to be rendered.

2.6          Exchange Procedures.

(a)           Not later than the Closing, for the benefit of the holders of Certificates, (i) Buyer shall cause to be delivered to the Exchange Agent, for exchange in accordance with this Article II, certificates representing the shares of Buyer Common Stock issuable pursuant to this Article II (“New Certificates”) and (ii) Buyer shall deliver, or shall cause to be delivered, to the Exchange Agent an aggregate amount of cash sufficient to pay the aggregate amount of cash payable pursuant to this Article II (including the estimated amount of cash to be paid in lieu of fractional shares of Buyer Common Stock) (such cash and New Certificates, being hereinafter referred to as the “Exchange Fund”).

(b)           As promptly as practicable following the Effective Time, but in any event not later than five Business Days after the Closing, and provided that the Company has delivered, or caused to be delivered, to the Exchange Agent all information which is necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates who has not previously surrendered such Certificate or Certificates with an Election Form, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration into which the shares of Company Common Stock represented by such Certificate or Certificates shall have been converted pursuant to Sections 2.1, 2.3 and 2.4 of this Agreement. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of shares of Buyer Common Stock (if any) to which such former holder of Company Common Stock shall have become entitled pursuant to this Agreement, (ii) a check representing that amount of cash (if any) to which such former holder of Company Common Stock shall have become entitled pursuant to this Agreement and/or (iii) a check representing the amount of cash

(if any) payable in lieu of a fractional share of Buyer Common Stock which such former holder has the right to receive in respect of the Certificate surrendered pursuant to this Agreement, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.6(b), each Certificate (other than Certificates representing Treasury Stock and Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration provided in Sections 2.1, 2.3 and 2.4 and any unpaid dividends and distributions thereon as provided in Section 2.6(c). No interest shall be paid or accrued on (x) any cash constituting Merger Consideration (including any cash in lieu of fractional shares) or (y) any such unpaid dividends and distributions payable to holders of Certificates.

(c)           No dividends or other distributions with a record date on or after the Effective Time with respect to Buyer Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 2.6. After the surrender of a Certificate in accordance with this Section 2.6, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Buyer Common Stock represented by such Certificate.

(d)           The Exchange Agent and Buyer, as the case may be, shall not be obligated to deliver cash and/or a New Certificate or New Certificates representing shares of Buyer Common Stock to which a holder of Company Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Certificate or Certificates representing the shares of Company Common Stock for exchange as provided in this Section 2.6, or an appropriate affidavit of loss and indemnity agreement and/or a bond in an amount as may be required in each case by Buyer. If any New Certificates evidencing shares of Buyer Common Stock are to be issued in a name other than that in which the Certificate evidencing Company Common Stock surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer, and that the Person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a New Certificate for shares of Buyer Common Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(e)           At any time following 9 months after the Effective Time, Buyer shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, unless disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Company Common Stock represented by any Certificate, and thereafter such holders shall be entitled to look only to Buyer (subject to abandoned property, escheat or other similar laws) as general creditors thereof with respect to the applicable Merger Consideration, including any amount payable in respect of fractional shares in accordance with Section 2.3, and any dividends or other distributions on shares of Buyer Common Stock in accordance with Section 2.6(b), payable upon due surrender of their Certificates representing Company Common Stock and compliance with the provisions of this Section 2.6(e), without any interest thereon. If outstanding Certificates for shares of Company Common Stock are not surrendered, or the payment for them is not claimed, prior to the date on which such shares of Buyer Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of Buyer (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of shares of Company Common Stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Buyer and the Exchange Agent shall be entitled to rely upon the stock transfer books of the Company to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of any shares of Company Common Stock represented by any Certificate, Buyer and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(f)            Buyer (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Buyer is required to deduct and withhold under applicable law. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction and withholding was made by Buyer.

2.7          Anti-Dilution Provisions. In the event Buyer or the Company changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Buyer Common Stock or Company Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding Buyer Common Stock or Company Common Stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately and appropriately adjusted; provided, however, that, for the avoidance of doubt, no such adjustment shall be made with regard to the Buyer Common Stock if (i) Buyer issues additional shares of Buyer Common Stock and receives consideration for such shares in a bona fide third party transaction or (ii) Buyer issues employee or director stock grants or similar equity awards or shares of Buyer Common Stock underlying the same.

2.8          Options and Warrants.

(a)           Options. Each option to purchase Company Common Stock (collectively, the “Company Stock Options”) granted under the Company’s 2009 Stock Option Plan and any other similar plan (collectively, the “Company Option Plans”) or otherwise, whether vested or unvested, which is outstanding immediately prior to the Effective Time and which has not been exercised or canceled prior thereto shall, at the Effective Time, be canceled and, promptly following the Closing Date, the Company shall pay to the holder thereof cash in an amount equal to the product of (a) the number of shares of Company Common Stock underlying such Company Stock Option and (b) the excess, if any, of $16.70 per share over the exercise price per share of Company Common Stock provided for in such Company Stock Option, which cash payment shall be made without interest and shall be net of all applicable withholding taxes. At the Effective Time, the Company Option Plans shall terminate and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company shall be of no further force and effect and shall be deemed to be deleted. Prior to the Closing, the Board of Directors of the Company (the “Company Board”) (or, if appropriate, any committee thereof administering the Company Option Plans) shall adopt such resolutions or take such other actions (including, without limitation, obtaining the consent from any applicable holders of Company Stock Options) as may be required to effect the foregoing.

(b)           Warrants. With respect to each warrant to purchase Company Common Stock (each a “Company Stock Warrant” and collectively, the “Company Stock Warrants”), the Company will deliver or cause to be delivered to each holder thereof (each a “Warrant Holder”) a Warrant Exercise Notice (as defined below) either (a) on the Mailing Date (together with an Election Form), if Buyer makes a Buyer Cash Election, or (b) not more than five Business Days following the Buyer Election Deadline. As used in this Agreement, “Warrant Exercise Notice” means a written notice, in form and substance reasonably acceptable to Buyer, sent by or on behalf of the Company to each Warrant Holder that in substance provides as follows:

(i)            A Warrant Holder may elect to tender each Company Stock Warrant held by such Warrant Holder in exchange for a cash payment (a “Cash Settlement Election”). A Warrant Holder that timely makes a Cash Settlement Election and delivers to the Exchange Agent each Company Stock Warrant to be surrendered, will receive a cash payment, without interest and net of all applicable withholding taxes (the “Cash Settlement Payment”), equal to the product of (A) the aggregate number of shares of Company Common Stock to which such Warrant Holder would be entitled upon exercise of such Company Stock Warrant and (B) the excess of $16.70 over the purchase price per share of Company Common Stock provided for in such Company Stock Warrant. If a Warrant Holder timely makes a Cash Settlement Election and delivers to the Exchange Agent each Company Stock Warrant to be surrendered by such Warrant Holder, Buyer shall pay or cause the Exchange Agent to pay the Cash Settlement Payment within five Business Days after the Effective Time. The Cash Settlement Election shall be conditioned upon the occurrence of and effective immediately prior to the Effective Time.

(ii)           In lieu of a Cash Settlement Election, a Warrant Holder may elect to exercise each Company Stock Warrant held by such Warrant Holder for shares of Company Common Stock, in each case applying the net issuance method specified below, and to receive Merger Consideration in the Merger (a “Net Exercise Election” and, together with the Cash Settlement Election, a “Warrant Election”). The shares of Company Common Stock received upon the Net Exercise Election of a Company Stock Warrant are referred to in this Agreement as “Net Warrant Shares.” If Buyer has made a Buyer Cash Election, a Net Exercise Election shall be accompanied by a properly completed Election Form whereby the Warrant Holder (i) makes a Cash Election with respect to all or a portion of the Net Warrant Shares, (ii) makes a Stock Election with respect to all or a portion of the Net Warrant Shares, or (iii) makes a Non-Election with respect to all or a portion of the Net Warrant Shares. If Buyer does not make a Buyer Cash Election, all Net Warrant Shares will be exchanged for Stock Consideration. If a Warrant Holder timely makes a Net Exercise Election and delivers to the Exchange Agent each Company Stock Warrant to be exercised together with a properly completed Election Form (if applicable), each Net Warrant Share issued upon such exercise shall be treated for all purposes of this Agreement as issued and outstanding immediately prior to the Effective Time. The Net Exercise Election shall be conditioned upon the occurrence of and effective immediately prior to the Effective Time. The number of Net Warrant Shares shall be calculated using the following formula: X = (W)*(Y-Z)/Y, rounded to the nearest whole share, where

X	=	the number of Net Warrant Shares

W	=	the total number of shares of Company Common Stock for which the Company Stock Warrant may be exercised

Y	=	$16.70

Z	=	the Purchase Price (as defined in the Company Stock Warrant)

(iii)          To be effective, a properly completed Warrant Election shall be received by the Exchange Agent by the Election Deadline, accompanied, in the case of a Net Exercise Election, by a properly completed Election Form (if applicable) and by each Company Stock Warrant as to which such Warrant Election is being made.

(iv)          If a Warrant Holder either (i) does not submit a properly completed Warrant Election and Election Form (if applicable) in a timely fashion or (ii) revokes the Warrant Holder’s Warrant Election prior to the Election Deadline (without later submitting a properly completed Election Form prior to the Election Deadline), such Warrant Holder shall be deemed to have made a Net Exercise Election, and if Buyer has made a Buyer Cash Election, such Warrant Holder’s Net Warrant Shares shall be designated Non-Election Shares. Subject to the terms of this Agreement and of the Warrant Election and related Election Form (if applicable), the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in any Warrant Election, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither Buyer nor the Exchange Agent shall be under any obligation to notify any Person of any defect in a Warrant Election or related Election Form (if applicable).

2.9          Reservation of Right to Revise Structure. Buyer may at any time change the method of effecting the business combination contemplated by this Agreement if and to the extent that it deems such a change to be desirable; provided, however, that no such change shall (a) alter or change the amount of the consideration to be issued to holders of Company Common Stock as merger consideration as currently contemplated in this Agreement, (b) reasonably be expected to materially impede or delay consummation of the Merger, (c) adversely affect, in the reasonable judgment of the Company’s tax counsel, the federal income tax treatment of holders of Company Common Stock in connection with the Merger, or (d) require submission to or approval of the Company’s or Buyer’s stockholders after the plan of merger set forth in this Agreement has been approved by the Company’s stockholders. In the event that Buyer elects to make such a change, the parties agree to execute such documents to reflect the change as Buyer may reasonably request.

ARTICLE III  -  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1          Making of Representations and Warranties.

(a)           As a material inducement to Buyer and Buyer Bank to enter into this Agreement and to consummate the transactions contemplated hereby, the Company hereby makes to Buyer and Buyer Bank the representations and warranties contained in this Article III, subject to the standards established by Section 9.1.

(b)           On or prior to the date hereof, the Company has delivered to Buyer a schedule (the “Company Disclosure Schedule”) listing, among other things, items the disclosure of which is necessary or appropriate in relation to any or all of the Company’s representations and warranties contained in this Article III; provided, however, that (a) no such item is required to be set forth on the Company Disclosure Schedule as an exception to a representation or warranty if its absence is not reasonably likely to result in the related representation or warranty being untrue or incorrect under the standards established by Section 9.1, and (b) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Company Material Adverse Effect. Any disclosure made with respect to a section of Article III shall be deemed to qualify any other section of Article III specifically referenced or cross-referenced or that contains sufficient detail to enable a reasonable Person to recognize the relevance of such disclosure to such other sections.

3.2          Organization, Standing and Authority. The Company is a national banking association duly organized, validly existing and in good standing under the laws of the United States of America. The Company is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to so qualify has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in Section 9.3). The Company is a member in good standing of the Federal Home Loan Bank of Boston. The Company engages only in activities (and holds properties only of the types) permitted by the National Bank Act.

3.3          Capitalization.

(a)           As of the date hereof, the authorized capital stock of the Company consists solely of 2,000,000 shares of preferred stock, par value $0.01per share, of which no shares are issued and outstanding, 10,000,000 shares of common stock, par value $0.01 per share, of which 3,122,122 shares are issued and outstanding. In addition, as of the date hereof, there are 279,848 shares of Company Common Stock reserved for issuance upon exercise of outstanding Company Stock Options and 300,000 shares of Company Common Stock reserved for issuance upon exercise of outstanding Company Stock Warrants. The outstanding shares of Company Common Stock are validly issued, fully paid and nonassessable with no personal liability attaching to the ownership thereof, and subject to no preemptive or similar rights (and were not issued in violation of any preemptive or similar rights and the Company Board has not granted or approved any such preemptive or similar rights). Except as set forth on Schedule 3.3 of the Company Disclosure Schedule, there are no additional shares of the Company’s capital stock authorized or reserved for issuance, the Company has not issued any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock appreciation rights, or any other rights to subscribe for or acquire shares of its capital stock issued and outstanding, and the Company has not issued, and is not bound by, any commitment to authorize, issue or sell any such shares or other rights. Except for the Voting Agreement, there are no agreements to which the Company is a party with respect to the voting, sale or transfer, or registration of any securities of the Company. To the Knowledge (as defined in Section 9.3) of the Company, there are no agreements among other parties, to which the Company is not a party, with respect to the voting or sale or transfer of any securities of the Company. All of the issued and outstanding shares of Company Common Stock were issued in compliance with applicable securities laws.

(b)           Except as set forth on Schedule 3.3 of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person.

(c)           Schedule 3.3 of the Company Disclosure Schedule sets forth, as of the date hereof, for each Company Stock Option and other Company stock-based award, the name of the grantee, the date of grant, the type of grant, the status of any option grant as qualified or non-qualified under Section 422 of the Code, the number of shares of Company Common Stock subject to each award, the vesting schedule of each award, the number of shares of Company

Common Stock that are currently exercisable or vested with respect to such award, the expiration date, and the exercise price per share for each option grant.

(d)           Schedule 3.3 of the Company Disclosure Schedule sets forth, as of the date hereof, for each Company Stock Warrant, the name of the holder, the date of issuance, the number of shares of Company Common Stock subject thereto, the number of shares of Company Common Stock for which each Company Stock Warrant is currently exercisable, the expiration date, and the exercise price.

3.4          Subsidiaries. The Company does not own, of record or beneficially, or control any direct or indirect equity or other interest, or any right (contingent or otherwise) to acquire the same, in any corporation, partnership, limited liability company, joint venture, association or other entity. The Company is not a member of (nor is any part of the Company’s business conducted through) any partnership, nor is the Company a participant in any joint venture or similar arrangement. The Company does not have any direct or indirect Subsidiaries nor is the Company a direct or indirect Subsidiary of any other entity.

3.5          Corporate Power. The Company has the corporate power and authority to carry on its business as it is now being conducted and to own all of its properties and assets; and the Company has the corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to the receipt of Regulatory Approvals (as defined in Section 9.3) and stockholder approval.

3.6          Corporate Authority. This Agreement and the transactions contemplated hereby, subject to approval by the holders of the shares of Company Common Stock as required by law, have been authorized by all necessary corporate action of the Company and the Company Board. The Company Board (i) unanimously approved the Merger and this Agreement and determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of the holders of Company Common Stock, (ii) directed that the Merger be submitted for consideration at a meeting of the stockholders of the Company, and (iii) unanimously resolved to recommend that the holders of Company Common Stock vote for the approval of the Merger at a meeting of the stockholders of the Company. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Buyer Bank and Buyer, this Agreement is a legal, valid and binding agreement of the Company, enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity). The affirmative vote of the holders of at least two-thirds of the outstanding shares of Company Common Stock is the only vote of any class of capital stock of the Company required by the National Bank Act or other applicable law, the Articles of Association of the Company or the Bylaws of the Company to approve this Agreement, the Merger and the transactions contemplated hereby.

3.7          Non-Contravention.

(a)           Subject to the receipt of the Regulatory Approvals (as defined in Section 9.3), the required filings under federal and state securities laws and the affirmative vote of the holders of two-thirds of the outstanding shares of Company Common Stock, and except as set forth on Schedule 3.7 of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Merger) by the Company do not and will not (i) constitute a breach or violation of, or a default under, result in a right of termination or the acceleration of any right or obligation under, any law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement of the Company or to which any of the Company’s properties or assets is subject or bound, (ii) constitute a breach or violation of, or a default under, the Company’s Articles of Association or Bylaws, or (iii) require the consent or approval of any third party or Governmental Authority (as defined in Section 9.3) under any such law, rule, regulation, judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement.

(b)           As of the date hereof, the Company has no Knowledge of any reasons relating to the Company (i) why all of the Regulatory Approvals shall not be procured from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement or (ii) why any Burdensome Condition (as defined in Section 6.8) would be imposed.

3.8          Articles of Association; Bylaws; Corporate Records. The Company has made available to Buyer Bank and Buyer a complete and correct copy of its Articles of Association and the Bylaws or equivalent organizational documents, each as amended to date, of the Company. The Company is not in violation of any of the terms of its Articles of Association or Bylaws. Except as set forth on Schedule 3.8 of the Company Disclosure Schedule, the minute books of the Company contain complete and accurate records of all meetings held by, and complete and accurate records of all other corporate actions of, their respective stockholders and boards of directors (including committees of their respective boards of directors).

3.9          Compliance with Laws. The Company:

(a)           has been for at least the past three years and is in compliance with all applicable federal, state and local statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting their businesses, including, without limitation, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Homeowners Ownership and Equity Protection Act, the Fair Debt Collections Act, CRA (as defined in Section 3.31), and other federal, state, local and foreign laws regulating lending (“Finance Laws”), and all other applicable fair lending laws and other laws relating to discriminatory business practices and record retention. In addition, there is no pending or, to the Knowledge of the Company, threatened charge by any Governmental Authority that the Company has violated, nor any pending or, to the Knowledge of the Company, threatened investigation by any Governmental Authority with respect to possible violations of, any applicable Finance Laws;

(b)           has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to the Knowledge of the Company, no suspension or cancellation of any of them is threatened; and

(c)           except as set forth on Schedule 3.9 of the Company Disclosure Schedule, has received, since January 1, 2014, no notification or communication from any Governmental

Authority (i) asserting that the Company is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces, (ii) threatening to revoke any license, franchise, permit, or governmental authorization, (iii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, federal deposit insurance or (iv) failing to approve any proposed acquisition, or stating its intention not to approve acquisitions, proposed to be effected by the Company within a certain time period or indefinitely (nor, to the Knowledge of the Company, do any grounds for any of the foregoing exist).

3.10        Litigation; Regulatory Action.

(a)           Except as set forth on Schedule 3.10(a) of the Company Disclosure Schedule, no litigation, claim, suit, investigation or other proceeding before any court, governmental agency or arbitrator is pending against the Company or has been pending at any time in the past three years, and, to the Knowledge of the Company, (i) no such litigation, claim, suit, investigation or other proceeding has been threatened and (ii) there are no facts which would reasonably be expected to give rise to such litigation, claim, suit, investigation or other proceeding.

(b)           Neither the Company nor any of its respective properties is a party to or is subject to any assistance agreement, board resolution, order, decree, supervisory agreement, memorandum of understanding, condition or similar arrangement with, or a commitment letter or similar submission to, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the Board of Governors of the Federal Reserve System (the “FRB”), the Federal Deposit Insurance Corporation (“FDIC”) and the OCC) or the supervision or regulation of the Company. Except as set forth on Schedule 3.10(b) of the Company Disclosure Schedule, the Company has not been subject to any order or directive by, or been ordered to pay any civil money penalty by, or has been since January 1, 2014, a recipient of any supervisory letter from, or since January 1, 2014, has adopted any board resolutions at the request of, any Governmental Authority that currently regulates in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly-situated bank or financial holding companies or their subsidiaries.

(c)           The Company has not been advised by a Governmental Authority that it will issue, or has Knowledge of any facts which would reasonably be expected to give rise to the issuance by any Governmental Authority or has Knowledge that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, board resolution, memorandum of understanding, supervisory letter, commitment letter, condition or similar submission.

3.11        Financial Statements and Regulatory Reports.

(a)           The Company has previously delivered to Buyer true, correct and complete copies of the consolidated balance sheets of the Company as of December 31, 2016, 2015 and 2014 and the related consolidated statements of income, stockholders’ equity and cash flows for the fiscal years 2014 through 2016, inclusive, in each case accompanied by the audit report of the Company’s independent registered public accounting firm and the interim financial statements of the Company as of and for the six months ended June 30, 2017 and for 2016. The financial statements referred to in this Section 3.11 (including the related notes and schedules, where applicable, the “Company Financial Statements”) fairly present, and the financial statements referred to in Section 6.12 will fairly present, the consolidated results of operations and consolidated financial condition of the Company for the respective fiscal periods or as of the respective dates therein set forth, in each case in accordance with GAAP (as defined in Section 9.3) consistently applied during the periods involved; provided, however, that the unaudited financial statements are subject to normal year-end audit adjustments and do not contain all footnotes required under GAAP. Except for those liabilities that are fully reflected or reserved against on the most recent audited consolidated balance sheet of the Company as of December 31, 2016 (the “Company Balance Sheet”), set forth on Schedule 3.11 of the Company Disclosure Schedule or incurred in the ordinary course of business consistent with past practice or in connection with this Agreement, since December 31, 2016, the Company does not have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise).

(b)           The Company maintains internal controls which provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company, (iii) access to assets of the Company is permitted only in accordance with management’s authorization, (iv) the reporting of assets of the Company is compared with existing assets at regular intervals, and (v) assets and liabilities of the Company are recorded accurately in the Company’s financial statements.

(c)           Since January 1, 2014, the Company has duly filed with the OCC and any other applicable Governmental Authority, in correct form the reports required to be filed under applicable laws and regulations and such reports were complete and accurate and in compliance with the requirements of applicable laws and regulations.

3.12        Absence of Certain Changes or Events. Except as set forth on Schedule 3.12 of the Company Disclosure Schedule or in the Company Financial Statements, or as otherwise expressly permitted or expressly contemplated by this Agreement, since December 31, 2016, there has not been (i) any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of the Company which has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) any change by the Company in its accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred in by the Company’s independent registered public accounting firm, (iii) any entry by the Company into any contract or commitment of more than (A) $100,000 in the aggregate or (B) $50,000 per annum with a term of more than one year, other than loans and loan commitments in the ordinary course of business, (iv) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Company or any redemption, purchase or other acquisition of any of its securities, other than in the ordinary course of business consistent with past practice or with respect to shares tendered in payment for the exercise of stock options or withheld for tax purposes upon the vesting of restricted stock awards or performance share awards or upon the exercise of stock options, (v) establishment or amendment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any increase in the compensation payable or to become payable to any directors or executive officers of the Company, or any contract or arrangement entered into to make or grant any severance or termination pay, or the taking of any action not in the ordinary course of business with respect to the compensation or employment of directors, officers or employees of the Company, (vi) any material closing agreement, settlement, election or other action made by the Company for federal or state income tax purposes, (vii) any material change in the credit policies or procedures of the Company, the effect of which was or is to make any such policy or procedure less restrictive in any respect, (viii) any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into, other than loans and loan commitments, or (ix) any material lease of real or personal property entered into, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice.

3.13        Taxes and Tax Returns. For purposes of this Section 3.13, any reference to the Company shall be deemed to include a reference to the Company’s predecessors except where explicitly inconsistent with the language of this Section 3.13.

(a)           The Company has filed all Tax Returns that it was required to file under applicable laws and regulations, other than Tax Returns that are not yet due or for which a request for extension was filed consistent with requirements of applicable law or regulation. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable laws and regulations. Taxes due and owing by the Company (whether or not shown on any Tax Return) have been paid other than Taxes that have been reserved or accrued on the balance sheet of the Company and which the Company is contesting in good faith. The Company is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, changes or other claims of third parties of any kind (“Liens”) for Taxes (other than Taxes not yet due and payable or that are being contested in good faith) upon any of the assets of the Company.

(b)           The Company has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c)           No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are being conducted or to the Company’s Knowledge are pending with respect to the Company. Other than with respect to audits that have already been completed and resolved, the Company has not received from any foreign, federal, state, or local taxing authority (including jurisdictions where the Company has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Company.

(d)           The Company has made available to Buyer true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to the Company for taxable periods ended on or after December 31, 2012. The Company has delivered to Buyer correct and complete copies of all examination reports, letter rulings, technical advice memoranda, and similar documents, and statements of deficiencies assessed against or agreed to by the Company filed for the years ended on or after December 31, 2012. The Company has timely and properly taken such actions in response to and, in compliance with notices, the Company has received from the Internal Revenue Service (the “IRS”) in respect of information reporting and backup and nonresident withholding as are required by law.

(e)           The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is still in effect.

(f)            The Company has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Sections 6662 or 6662A and has not participated in a “reportable transaction” within the meaning of Section 1.6011-4(b) of the Treasury Regulations. The Company is not a party to or bound by any Tax allocation or sharing agreement. The Company is not a party to or bound by any Tax allocation or sharing agreement. The Company (i) has not been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), and (ii) has no liability for the Taxes of any individual, bank, corporation, partnership, association, joint stock company, business trust, limited liability company, or unincorporated organization (other than the Company) under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(g)           The unpaid Taxes of the Company (i) did not, as of December 31, 2016, exceed the reserve for Tax liability (which reserve is distinct and different from any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Company Financial Statements (rather than in any notes thereto), and (ii) do not exceed that reserve as adjusted for the passage of time in accordance with the past custom and practice of the Company in filing its Tax Returns. Since December 31, 2016, the Company has not incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(h)           The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; (vi) election with respect to the discharge of indebtedness under Section 108(i) of the Code; or (vii) any similar election, action, or agreement that would have the effect of deferring any liability for Taxes of the Company from any period ending on or before the Closing Date to any period ending after the Closing Date.

(i)                                     The Company has not distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(j)                                    The Company has not taken or agreed to take any action to, and to the Knowledge of the Company, there are no facts or circumstances that are reasonably likely to (a) prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or (b) materially impede or delay receipt of the Regulatory Approvals.

3.14                        Employee Benefit Plans.

(a)                                 Schedule 3.14 of the Company Disclosure Schedule sets forth a true, complete and correct list of every Employee Program (as defined below) that is maintained by the Company or with respect to which the Company has or may have any liability (the “Company Employee Programs”).

(b)                                 True, complete and correct copies of the following documents, with respect to each Company Employee Program, where applicable, have previously been made available to Buyer: (i) all documents embodying or governing such Company Employee Program and any funding medium for the Company Employee Program; (ii) the most recent IRS determination or opinion letter; (iii) the two most recently filed IRS Forms 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; and (vi) all non-routine correspondence to and from any state or federal agency.

(c)                                  Each Company Employee Program that is intended to qualify under Section 401(a) or 501(c)(9) of the Code is so qualified and has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Company Employee Program for any period for which such Company Employee Program would not otherwise be covered by an IRS determination and, to the Knowledge of the Company, no event or omission has occurred that would cause any Company Employee Program to lose such qualification.

(d)                                 Each Company Employee Program is, and has been operated, in compliance with applicable laws and regulations and is and has been administered in accordance with applicable laws and regulations and with its terms, in each case, in all material respects. No litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Program or, to the Knowledge of the Company, any fiduciary or service provider thereof and, to the Knowledge of the Company, there is no reasonable basis for any such litigation or proceeding. All payments and/or contributions required to have been made with respect to all Company Employee Programs either have been made or have been accrued in accordance with the terms of the applicable Company Employee Program and applicable law and with respect to any such contributions, premiums, or other payments required to be made under or with respect to any Company Employee Program that are not yet due or payable, to the extent required by GAAP, adequate reserves are reflected on the Company Balance Sheet.

(e)                                  No Company Employee Program is a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA (as defined below)) for which the Company or any ERISA Affiliate could incur liability under Section 4063 or 4064 of ERISA or a plan maintained by more than one employer as described in Section 413(c) of the Code.

(f)                                   Neither the Company nor any ERISA Affiliate maintains or contributes to, or, within the last six years, has maintained or contributed to, any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA or is a Multiemployer Plan (as defined below) and neither the Company nor any ERISA Affiliate has incurred any liability under Title IV of ERISA that has not been paid in full.

(g)                                  Except as set forth on Schedule 3.14 of the Company Disclosure Schedule, none of the Company Employee Programs provides health care or any other non-pension welfare benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state law), and the Company has never promised to provide such post-termination benefits.

(h)                                 Each Company Employee Program may be amended, terminated, or otherwise modified by the Company to the greatest extent permitted by applicable law, including the elimination of any and all future benefit accruals thereunder and no employee communications or provision of any Company Employee Program has failed to effectively reserve the right of the Company or the ERISA Affiliate to so amend, terminate or otherwise modify such Company Employee Program. Other than as expressly contemplated in this Agreement, neither the Company nor any of its ERISA Affiliates has announced its intention to modify or terminate any Company Employee Program or adopt any arrangement or program which, once established, would come within the definition of a Company Employee Program.

(i)                                     The per share exercise price of each Company Stock Option was determined in a manner consistent with Section 409A of the Code. Each Company Employee Program that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code in existence between December 31, 2004 and through December 31, 2008 has been operated in good faith compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder to the extent such plan is subject to Section 409A of the Code, and since January 1, 2009, has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Company Employee Program is, or to the Knowledge of the Company, will be, subject to the penalties of Section 409A(a)(1) of the Code.

(j)                                    No Company Employee Program is subject to the laws of any jurisdiction outside the United States.

(k)                                 Except as set forth and quantified in reasonable detail on Schedule 3.14 of the Company Disclosure Schedule, neither the execution and delivery of this Agreement, the stockholder approval of this Agreement, nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of the Company s; (ii) limit the right of the Company to amend, merge, terminate or receive a reversion of assets from any Company Employee Program or related trust; (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code; or (iv) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any employee, director or consultant of the Company. Schedule 3.14 of the Company Disclosure Schedule lists the Company’s “disqualified individuals” for purposes of Section 280G of the Code.

(l)                                     For purposes of this Agreement:

(i)                                     “Employee Program” means (A) an employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (B) stock option plans, stock purchase plans, bonus or incentive award plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, employment agreements, executive compensation plans, programs, agreements or arrangements, change in control plans, programs, agreements or arrangements, supplemental income arrangements, supplemental executive retirement plans or arrangements, vacation plans, and all other material employee benefit plans, agreements, and arrangements, not described in (A) above; and (C) plans or arrangements providing compensation to employee and non-employee directors. In the case of an Employee Program funded through a trust described in Section 401(a) of the Code or an organization described in Section 501(c)(9) of the Code, or any other funding vehicle, each reference to such Employee Program shall include a reference to such trust, organization or other vehicle.

(ii)                                  “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(iii)                               An entity “maintains” an Employee Program if such entity sponsors, contributes to, or provides benefits under or through such Employee Program, or has any obligation to contribute to or provide benefits under or through such Employee Program, or if such Employee Program provides benefits to or otherwise covers any current or former employee, officer or director of such entity (or their spouses, dependents, or beneficiaries).

(iv)                              An entity is an “ERISA Affiliate” of the Company (or other entity if the context of this Agreement requires) if it would have ever been considered a single employer with the Company (or other entity if the context of this

Agreement requires) under Section 4001(b) of ERISA or part of the same “controlled group” as the Company for purposes of Section 302(d)(3) of ERISA.

(v)                                 “Multiemployer Plan” means an employee pension or welfare benefit plan to which more than one unaffiliated employer contributes and which is maintained pursuant to one or more collective bargaining agreements.

3.15                        Labor Matters. The Company is in compliance with all federal, state and local laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, and have been in such compliance for at least the past three years. The Company currently classifies and has properly classified each of its employees as exempt or non-exempt for the purposes of the Fair Labor Standards Act and state wage and hour laws for at least the past three years. Other than normal accruals of wages during regular payroll cycles, there are no arrearages in the payment of wages. The Company does not employ or otherwise engage any Contingent Workers. To the extent that any Contingent Workers are engaged by the Company, the Company classifies and has properly classified and treated them as Contingent Workers (as distinguished from Form W-2 employees) in accordance with applicable law and for the purpose of all employee benefit plans and perquisites for at least the past three years. The Company is not a party to, or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is the Company the subject of a proceeding asserting that the Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the to bargain with any labor organization as to wages and conditions of employment. No work stoppage involving the Company is pending, or to the Knowledge of the Company, threatened. The Company is not involved in, or, to the Knowledge of the Company, threatened with or affected by, any dispute, arbitration, lawsuit or administrative proceeding relating to labor or employment matters that would reasonably be expected to interfere in any respect with the respective business activities represented by any labor union, and to the Knowledge of the Company, no labor union is attempting to organize employees of the Company or has so attempted in at least the past three years.

3.16                        Insurance. The Company is insured, and during each of the past three calendar years has been insured, for reasonable amounts with, to the Knowledge of the Company, financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice customarily be insured, and has maintained all insurance required by applicable laws and regulations. Schedule 3.16 of the Company Disclosure Schedule lists all insurance policies maintained by the Company as of the date hereof, including, without limitation, any bank-owned life insurance policies (“BOLI”). Except as set forth on Schedule 3.16 of the Company Disclosure Schedule, all of the policies and bonds maintained by the Company are in full force and effect and all claims thereunder have been filed in a due and timely manner and, to the Knowledge of the Company, no such claim has been denied. The Company is not in breach of or default under any insurance policy, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default. The value of the BOLI set forth on Schedule 3.16 of the Company Disclosure Schedule is fairly and accurately reflected on the Company Balance Sheet. Except as set forth on Schedule 3.16 of the Company Disclosure Schedule, the BOLI, and any other life insurance policies on the lives of any current and former officers and directors of the

Company that are maintained by the Company or otherwise reflected on the Company Balance Sheet are, and will at the Effective Time be, owned by the Company free and clear of any claims thereon by the officers, directors or members of their families.

3.17                        Environmental Matters.

(a)                                 The Company and each property owned, leased or operated by the Company (the “Company Property”) and the Company Loan Properties (as defined below), are, and have been, in compliance in all material respects with all Environmental Laws (as defined below).

(b)                                 There is no suit, claim, action or proceeding pending or, to the Knowledge of the Company, threatened, before any Governmental Authority or other forum in which the Company has been or, with respect to threatened proceedings, may be, named as a defendant, responsible party or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release or presence of any Hazardous Material (as defined below) at, in, to, on, from or affecting a Company Property, a Company Loan Property, or any property previously owned, operated or leased by the Company.

(c)                                  Neither the Company, nor to the Knowledge of the Company, any Company Loan Property, has received or been named in any written notice regarding a matter on which a suit, claim, action or proceeding as described in subsection (b) of this Section 3.17 could reasonably be based. No facts or circumstances exist which would reasonably cause it to believe that a suit, claim, action or proceeding as described in subsection (b) of this Section 3.17 would reasonably be expected to occur.

(d)                                 To the Knowledge of the Company, no Hazardous Material is present or has been released at, in, to, on, under, from or affecting any Company Property, any Company Loan Property or any property previously owned, operated or leased by the Company in a manner, amount or condition that would result in any liabilities or obligation pursuant to any Environmental Law.

(e)                                  The Company is not an “owner” or “operator” (as such terms are defined under the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, 42 U.S.C. Section 9601 et seq. (“CERCLA”)) of any Company Loan Property and there are no Company Participation Facilities (as defined below).

(f)                                   To the Knowledge of the Company, except as set forth on Schedule 3.17(f) of the Company Disclosure Schedule, there are and have been no active or abandoned underground storage tanks, gasoline or service stations, or dry-cleaning facilities or operations at, on, in, or under any Company Property.

(g)                                  For purposes of this Section 3.17, (i) “Company Loan Property” means any property in which the Company holds a security interest, and, where required by the context (as a result of foreclosure), said term includes any property owned or operated by the Company, and (ii) “Company Participation Facility” means any facility in which the Company participates or has participated in the management of environmental matters.

(h)                                 For purposes of this Section 3.17, (i) “Hazardous Material” means any compound, chemical, pollutant, contaminant, toxic substance, hazardous waste, hazardous material, or hazardous substance, as any of the foregoing may be defined, identified or regulated under or pursuant to any Environmental Laws, and including without limitation, Oil, asbestos, asbestos-containing materials, polychlorinated biphenyls, toxic mold, or fungi, or any other material that may pose a threat to the Environment or to human health and safety; (ii) “Oil” means oil or petroleum of any kind or origin or in any form, as defined in or regulated pursuant to the Federal Clean Water Act, 33 U.S.C. Section 1251 et seq., or any other Environmental Law; (iii) “Environment” means any air (including indoor air), soil vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, sediment, surface or subsurface strata, plant and animal life, and any other environmental medium or natural resource; and (iv) “Environmental Laws” means any applicable federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Authority relating to (A) the protection, preservation or restoration of the Environment, (B) the protection of human or worker health and safety, and/or (C) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, or exposure to, Hazardous Material. The term Environmental Law includes without limitation (a) CERCLA; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901 et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251 et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.; and all comparable state and local laws, and (b) any common law (including, without limitation, common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Hazardous Material as in effect on or prior to the date of this Agreement.

3.18                        Intellectual Property. Schedule 3.18 of the Company Disclosure Schedule contains a complete and accurate list of all Marks (as defined below) and Patents (as defined below) owned or purported to be owned by the Company or used or held for use by the Company in the Business (as defined below). Except as set forth on Schedule 3.18 of the Company Disclosure Schedule:

(a)                                 Except as set forth on Schedule 3.18 of the Company Disclosure Schedule, the Company exclusively owns or possesses adequate and enforceable rights to use, without payment to a third party, all of the Intellectual Property Assets (as defined below) necessary for the operation of the Business, free and clear of all mortgages, pledges, charges, liens, equities, security interests, or other encumbrances or similar agreements;

(b)                                 all Company Intellectual Property Assets (as defined below) owned or purported to be owned by the Company which have been issued by or registered with the U.S. Patent and Trademark Office or in any similar office or agency anywhere in the world have been duly maintained (including the payment of maintenance fees) and are not expired, cancelled or abandoned and are valid and enforceable;

(c)                                  there are no pending, or, to the Knowledge of the Company, threatened claims against the Company alleging that any activity by the Company or any Product (as defined below) infringes on or violates (or in the past infringed on or violated) the rights of others in or to any Intellectual Property Assets (“Third Party Rights”) or that any of the Company Intellectual Property Assets is invalid or unenforceable;

(d)                                 no activity of the Company nor any Product infringes on or violates (or in the past infringed on or violated) any Third Party Right;

(e)                                  to the Knowledge of the Company, no third party is violating or infringing any of the Company Intellectual Property Assets; and

(f)                                   the Company has taken reasonable security measures to protect the secrecy, confidentiality and value of all Trade Secrets (as defined below) owned by the Company or used or held for use by the Company in the Business.

(g)                                  For purposes of this Section 3.18, (i) “Business” means the business of the Company as currently conducted; (ii) “Company Intellectual Property Assets” means all Intellectual Property Assets owned or purported to be owned by the Company or used or held for use by the Company in the Business which are material to the Business; (iii) “Intellectual Property Assets” means, collectively, (A) patents and patent applications (“Patents”); (B) trade names, logos, slogans, Internet domain names, social media accounts, pages and registrations, registered and unregistered trademarks and service marks and related registrations and applications for registration (“Marks”); (C) copyrights in both published and unpublished works, including without limitation all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications; and (D) rights under applicable US state trade secret laws as are applicable to know-how and confidential information (“Trade Secrets”); and (iv) “Products” means those products and/or services researched, designed, developed, manufactured, marketed, performed, licensed, sold and/or distributed by the Company.

(h)                                 All computer systems, servers, network equipment and other computer hardware and software owned, leased or licensed by the Company and used in the Business (“IT Systems”) are adequate and sufficient (including with respect to working condition and capacity) for the operations of the Company. The Company has (i) continuously operated in a manner to preserve and maintain the performance, security and integrity of the IT Systems (and all Software, information or data stored on any IT Systems), (ii) continuously maintained all licenses necessary to use its IT Systems, and (iii) maintains reasonable documentation regarding all IT Systems, their methods of operation and their support and maintenance. During the two year period prior to the date of this Agreement, there has been no failure with respect to any IT Systems that has had a material effect on the operations of the Business nor has there been any unauthorized access to or use of any IT Systems.

3.19                        Privacy and Protection of Personal Data. In connection with the collection and/or use of an individual’s name, address, credit card information, email address, social security number, and account numbers and any other information that is “non-public personal information” concerning a consumer for Title V of the Gramm-Leach-Bliley Act, 12 C.F.R. part 1016 or otherwise protected information under similar federal or state privacy laws (“Personal Data”), the Company has at all times complied with and currently complies with all applicable statutes and regulations in all relevant jurisdictions where the Company currently conducts business, its publicly available privacy policy, any privacy policy otherwise furnished for customers and any third party privacy policies which the Company has been contractually obligated to comply with, in each case relating to the collection, storage, use and onward transfer of all Personal Data collected by or on behalf of the Company (the “Privacy Requirements”). The Company will have the right after the execution of this Agreement to use such Personal Data in substantially the same manner as used by the Company prior to the execution of this Agreement. The Company has adopted a written information security program approved by the Company Board. Such information security program meets the requirements of 12 C.F.R. part 30, Appendix B, and 201 C.M.R. 17.00 (the “Information Security Requirements”) and includes (A) security measures in place to protect all Personal Data under its control and/or in its possession and to protect such Personal Data from unauthorized access or use by any parties and (B) the Company’s hardware, software, encryption, systems, policies and procedures are sufficient to protect the privacy, security, confidentiality of all Personal Data in accordance with the Privacy Requirements and the Information Security Requirements. To the Knowledge of the Company, the Company has not suffered any breach in security that has permitted any unauthorized access to the Personal Data under the Company’s control or possession. The Company has required and does require all third parties to which it provides Personal Data and/or access thereto to maintain the privacy, security and confidentiality of such Personal Data, including by contractually obliging such third parties to protect such Personal Data from unauthorized access by and/or disclosure to any unauthorized third parties.

3.20                        Material Agreements; Defaults.

(a)                                 Except as set forth on Schedule 3.20 of the Company Disclosure Schedule, and except for this Agreement and the transactions contemplated hereby, the Company is not a party to nor is it bound by any agreement, contract, arrangement, commitment or understanding (whether written or oral), or amendment thereto: (i) with respect to the employment or service of any directors, officers, employees or consultants; (ii) which would entitle any present or former director, officer, employee or agent of the Company to indemnification from the Company; (iii) the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement; (iv) by and among the Company and any Affiliate thereof, other than intercompany agreements entered into in the ordinary course of business; (v) which grants any right of first refusal, right of first offer or similar right with respect to any material assets or properties of the Company; (vi) which provides for payments to be made by the Company upon a change in control thereof; (vii) which provides for the lease of personal property having a value in excess of $50,000 individually or $100,000 in the aggregate; (viii) which relates to capital expenditures and involves future payments in excess of $50,000 individually or $100,000 in the aggregate; (ix) which relates to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of Company’s business; (x) which is not terminable on 60 days or less notice and involving the payment of more than $50,000 per annum; (xi) which materially restricts the conduct of any business by the Company; or (xii) which otherwise requires payments, or delivery of assets or services, to or from the Company in excess of $100,000 in the aggregate or $50,000 per annum. Each agreement, contract, arrangement, commitment or understanding of the type described in this Section 3.20(a), whether or not set forth on Schedule 3.20 of the Company Disclosure Schedule, is referred to herein as a “Company Material Contract.” The Company has previously made available to Buyer complete and correct copies of all of the Company Material Contracts, including any and all amendments and modifications thereto.

(b)                                 Each Company Material Contract is legal, valid and binding upon the Company and to the Knowledge of the Company, all other parties thereto, and is in full force and effect. The Company is not in breach of or default under any Company Material Contract, or, to the Knowledge of the Company, any other agreement or instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default. To the Knowledge of the Company, (i) no other party to any Company Material Contract is in breach of or default under such Company Material Contract, and (ii) there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default. The Company has not received any notice from any other party to a Company Material Contract that such party intends to terminate, or not renew, a Company Material Contract, or is seeking the renegotiation thereof or substitute performance thereunder.

3.21                        Property and Leases.

(a)                                 The Company has good, record and marketable title to all the real property and all other property interests owned or leased by it and included in the Company Balance Sheet or acquired thereafter, free and clear of all Liens, other than (i) Liens that secure liabilities that are reflected in the Company Balance Sheet or incurred in the ordinary course of business after the date of such balance sheet, (ii) Liens for current taxes and assessments not yet past due or which are being contested in good faith, (iii) inchoate mechanics’ and materialmen’s Liens for construction in progress, (iv) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company consistent with past practice, and (v) those items that secure public or statutory obligations or any discount with, borrowing from, or obligations to any FRB or Federal Home Loan Bank, interbank credit facilities. The Company has not received written notice of any violation of any recorded easements, covenants or restrictions affecting any of the real property or other property interests owned or leased by it that would reasonably be expected to require expenditures by the Company or to result in an impairment in or limitation on the activities presently conducted there, and, to the Knowledge of the Company, no other party is in violation of any such easements, covenants or restrictions.

(b)                                 Each lease or sublease of real property to which the Company is a party is listed on Schedule 3.21(b) of the Company Disclosure Schedule, including all amendments and modifications thereto, and is in full force and effect. There exists no breach or default under any such lease or sublease by the Company, nor any event which with notice or lapse of time or both would constitute a breach or default thereunder by the Company and, to the Knowledge of the Company, there exists no default under any such lease or sublease by any other party, nor any event which with notice or lapse of time or both would constitute a breach or default thereunder by such other party. The Company has not received any notice from any other party to such a lease or sublease that such party intends to terminate, or not renew, such lease or sublease, or is seeking the renegotiation thereof. The Company has previously made available to Buyer complete and correct copies of all such leases and subleases, including all amendments and modifications thereto.

(c)                                  Schedule 3.21(c) of the Company Disclosure Schedule sets forth a complete and accurate list of all real property owned by the Company. No tenant or other party in possession of any of such property has any right to purchase, or holds any right of first refusal to purchase, such properties.

(d)                                 Except as set forth on Schedule 3.21(d) of the Company Disclosure Schedule, none of the properties required to be listed on Schedule 3.21(c) of the Company Disclosure Schedule and, to the Knowledge of the Company, none of the properties required to be listed on Schedule 3.21(b) of the Company Disclosure Schedule, or the buildings, structures, facilities, fixtures or other improvements thereon, or the use thereof, contravenes or violates any building, zoning, administrative, occupational safety and health or other applicable statute, law, ordinance, rule or regulation in any respect that would reasonably be expected to require expenditures by the Company or to result in an impairment in or limitation on the activities presently conducted thereon. Except as set forth on Schedule 3.21(d) of the Company Disclosure Schedule, the plants, buildings, structures and equipment located on the properties required to be listed on Schedule 3.21(c) of the Company Disclosure Schedule, and to the Knowledge of the Company, the plants, buildings, structures and equipment located on the properties required to be listed on Schedule 3.21(b) of the Company Disclosure Schedule are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, are adequate and suitable for the purposes for which they are presently being used and, to the Knowledge of the Company, there are no condemnation or appropriation proceedings pending or threatened against any of such properties or any plants, buildings or other structures thereon.

3.22                        Inapplicability of Takeover Laws. The Company has taken all action required to be taken by it in order to render inapplicable to the Merger, this Agreement, the Voting Agreements and the transactions contemplated hereby and thereby, and the Merger, this Agreement, the Voting Agreements and the transactions contemplated hereby and thereby are exempt from, all “business combination”, “control share acquisition”, “fair price”, “moratorium” or other takeover or anti-takeover statutes or similar federal or state laws (collectively, “Takeover Laws”).

3.23                        Regulatory Capitalization. As of the date hereof, the Company is “well capitalized,” as such term is defined for purposes of the Prompt Corrective Action Regulations promulgated by the OCC.

3.24                        Loans; Nonperforming and Classified Assets.

(a)                                 Each loan agreement, note or borrowing arrangement, including, without limitation, portions of outstanding lines of credit, credit card accounts, and loan commitments, on the Company’s books and records (collectively, “Loans”) (i) is evidenced by notes, agreements, other evidences of indebtedness, security instruments (if applicable) that are true, genuine, enforceable and what they purport to be, and documentation appropriate and sufficient to enforce such loan in accordance with its terms, complete and correct sets of originals of all such documents which (or, to the extent an original is not necessary for the enforcement thereof, true, correct and complete copies thereof) are included in such books and records; (ii) represents the legal, valid and binding obligation of the related borrower, enforceable in accordance with its terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as by bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies; and (iii) complies with applicable law, including the Finance Laws and any other applicable laws and regulations. With respect to each Loan, to the extent applicable, the Loan file contains (i) all original notes, agreements, other evidences of indebtedness, security instruments and financing statements. Each Loan file contains true, complete and correct copies of all Loan documents evidencing, securing, governing or otherwise related to the Loan.

(b)                                 Other than Loans that have been pledged to the Federal Home Loan Bank in the ordinary course of business, no Loan has been assigned or pledged, and the Company has good and marketable title thereto, without any basis for forfeiture thereof. The Company is the sole owner and holder of the Loans free and clear of any and all Liens other than a Lien of the Company.

(c)                                  Each Loan, to the extent secured by a Lien of the Company, is secured by a valid, perfected and enforceable Lien of the Company in the collateral for such Loan.

(d)                                 Each Loan was underwritten and originated by the Company (i) in the ordinary course of business and consistent with the Company’s policies and procedures for loan origination and servicing in place at the time such Loan was made, (ii) in a prudent manner, and (iii) in accordance with applicable law, including without limitation, laws related to usury, truth-in-lending, real estate settlement procedures, consumer credit protection, predatory lending, abusive lending, fair credit reporting, unfair collection practice, origination, collection and servicing.

(e)                                  Each Loan has been marketed, solicited, brokered, originated, made, maintained, serviced and administered in accordance with (i) applicable law, including the Equal Credit Opportunity Act, Regulation B of the Consumer Financial Protection Bureau and the Fair Housing Act; (ii) the Company’s applicable loan origination and servicing policies and procedures; and (iii) the Loan documents governing each Loan.

(f)                                   No Loan is subject to any right of rescission, set-off, claim, counterclaim or defense, including the defense of usury, nor will the operation of any of the terms of the note or the mortgage (if applicable), or the exercise of any right thereunder, render either the note or the mortgage (if applicable) unenforceable, in whole or in part, or subject to any right of rescission, set-off, counterclaim or defense, including the defense of usury.

(g)                                  Each Loan that is covered by an insurance policy or guarantee was (i) originated or underwritten in accordance with the applicable policies, procedures and requirements of the insurer or guarantor of such Loan at the time of origination or underwriting and (ii) continues to comply with the applicable policies, procedures and requirements of the insurer or guarantor, such that the insurance policy or guarantee covering the Loan is in full force and effect.

(h)                                 Schedule 3.24 of the Company Disclosure Schedule discloses as of August 31, 2017: (i) any Loan under the terms of which the obligor is 60 or more days delinquent in payment of principal or interest, or to the Knowledge of the Company, in violation, breach or default of any other provision thereof, including a description of such breach or default; (ii) each Loan which has been classified as “other loans specially maintained,” “classified,” “criticized,” “substandard,” “doubtful,” “credit risk assets,” “watch list assets,” “loss” or “special mention” (or words of similar import) by the Company or a Governmental Authority (the “Classified Loans”); (iii) a listing of the real estate owned, acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof; and (iv) each Loan with any director, executive officer or five percent (5%) or greater stockholder of the Company, or to the Knowledge of the Company, any Person controlling, controlled by or under common control with any of the foregoing. Except as permitted by applicable law, all Loans for which any borrower or obligor is an “insider” of the company or an Affiliate of the Company as defined for purposes of 12 U.S.C. §§375a or 375b or as implemented by the FRB’s Regulation O, have been made by the Company in an arms-length manner on substantially the same terms, including interest rates and collateral, as, and following underwriting procedures that are no less stringent than, those prevailing at the time for comparable transactions with other Persons that are not insiders and not employed by the Company, and do not involve more than normal risk of collectability or present other unfavorable features.

(i)                                     The allowance for Loan losses reflected in the Company Financial Statements, as of their respective dates, is adequate under GAAP and all regulatory requirements applicable to financial institutions.

(j)                                    The Company has previously made available to Buyer and Buyer Bank complete and correct copies of its lending and servicing and policies and procedures.

(k)                                 No error, omission, misrepresentation, negligence, fraud or similar occurrence with respect to any Loan has taken place on the part of the Company or, to the Knowledge of the Company, any other person, including, without limitation, any borrower, any broker, any correspondent or any settlement service provider.

(l)                                     The Company is not in breach, and has not breached, any provision contained in any agreement pursuant to which the Company has brokered, originated, made, sold, participated or performed any activity in connection with any Loan.

(m)                             There is no action, suit, proceeding, investigation, or litigation pending, or to the best of the Company’s Knowledge, threatened, with respect to any Loan.

(n)                                 There are no defaults as to the Company’s compliance with the terms of any Loan.

3.25                        Deposits.

(a)                                 The deposits of the Company have been solicited, originated and administered by the Company in accordance with the terms of their governing documents in effect from time to time and with applicable law.

(b)                                 Each of the agreements relating to the deposits of the Company is valid, binding, and enforceable upon its respective parties in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting creditors’ rights, and by the exercise of judicial discretion in accordance with general principles applicable to equitable and similar remedies.

(c)                                  The Company has complied with applicable law relating to overdrafts, overdraft protection and payment for overdrafts.

(d)                                 Any debit cards issued by the Company with respect to the deposits of the Company have been issued and administered in accordance with applicable law, including the Electronic Fund Transfer Act of 1978, as amended, and Regulation E of Consumer Financial Protection Bureau.

3.26                        Investment Securities. The Company has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of the Company. Such securities are valued on the books of the Company in accordance with GAAP. The Company and its business employs investment, securities, risk management and other policies, practices and procedures which the Company believes are prudent and reasonable in the context of such businesses. The Company has complied with applicable regulations promulgated by the OCC and relevant provisions of the National Bank Act, as well as the requirements of Section 13 of the Bank Holding Company Act of 1956, as amended (the “BHCA”) and the regulations promulgated thereunder (the “Volcker Rule”) and the Company will not be required to divest securities during the Volcker Rule conformance period.

3.27                        Investment Management; Trust Activities.

(a)                                 Except as set forth on Schedule 3.27 of the Company Disclosure Schedule, none of the Company or its directors, officers or employees is required to be registered, licensed or authorized under the laws or regulations issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

(b)                                 Except as set forth on Schedule 3.27 of the Company Disclosure Schedule, the Company does not engage in any trust business, nor does it administer or maintain accounts for which it acts as fiduciary, including accounts for which it serves as trustee, custodian, agent, personal representative, guardian or conservator.

3.28                        Derivative Transactions. All Derivative Transactions (as defined below) entered into by the Company were entered into in accordance with applicable rules, regulations and policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company, and were entered into with counterparties believed at the time by the Company to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. The Company has duly performed its obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder. The Company has adopted policies and procedures consistent with the requirements of Governmental Authorities with respect to its derivatives program. For purposes of this Section 3.28, “Derivative Transactions” shall mean any swap transaction, option, warrant, forward purchase or forward sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

3.29                        Repurchase Agreements. With respect to all agreements pursuant to which the Company has purchased securities subject to an agreement to resell, if any, the Company has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and, as of the date hereof, the value of such collateral equals or exceeds the amount of the debt secured thereby.

3.30                        Deposit Insurance. The deposits of the Company are insured by the FDIC in accordance with the Federal Deposit Insurance Act (the “FDIA”) to the fullest extent permitted by law, and the Company has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of the Company, threatened.

3.31                        CRA, Bank Secrecy Act, Anti-money Laundering and Information Security.

(a)                                 The Company is not a party to any agreement with any individual or group regarding matters related to the Community Reinvestment Act of 1977, as amended, and any equivalent applicable state laws (collectively, the “CRA”). The Company is in compliance with all applicable requirements of the CRA, has a CRA rating of not less than “satisfactory” in its most recently completed exam, has received no material criticism from regulators with respect to discriminatory lending practices, and to the Knowledge of the Company, there are no conditions, facts or circumstances that could reasonably be expected to result in a CRA rating of less than “satisfactory” or material criticism from regulators or consumers with respect to discriminatory lending practices.

(b)                                 The Company is in compliance, and in the past has complied with, all applicable laws relating to the prevention of money laundering of any Governmental Authority applicable to it or its property or in respect of its operations, including all applicable financial record-keeping, know-your-customer and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended from time to time, including by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act” and all such applicable laws, the “Money Laundering Laws”). The Company Board has adopted and the Company has implemented a written anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 and all other applicable provisions of the USA PATRIOT Act and the Bank Secrecy Act, as amended, and the requirements of the regulations implementing the same.

(c)                                  None of (i) the Company,(ii) any Person on whose behalf the Company is acting, or (iii) to the Company’s Knowledge, any Person who directly or indirectly beneficially owns securities issued by the Company, is (A) named on the most current list of “Specially Designated Nationals” published by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or the most recent Consolidated Sanctions List published by OFAC, (B) otherwise a country, territory or Person that is the target of sanctions administered by OFAC or the U.S. Department of State, (C) a Person engaged, directly or indirectly, in any transactions or other activities with any country, territory or Person prohibited by OFAC, (D) a Person that resides or has a place of business in a country or territory that is subject to country-wide or region-wide sanctions administered by OFAC or which is designated as a Non-Cooperative Jurisdiction by the Financial Action Task Force on Money Laundering, (E) a “Foreign Shell Bank” within the meaning of the USA PATRIOT Act, (F) a Person that resides in, or is organized under the laws of, a jurisdiction designated by the Secretary of the Treasury under Section 311 or Section 312 of the USA PATRIOT Act as warranting special measures due to money laundering concerns, (G) a Person that is designated by the Secretary of the Treasury as warranting such special measures due to money laundering concerns or (H) a Person that otherwise appears on any U.S.-government provided list of known or suspected terrorists or terrorist organizations. No Person or Persons collectively owning more than fifty percent (50%) or more of the beneficial interests of the Company are described in clauses (A) through (D) above. The Company has not engaged in transactions of any type with any party described in clauses (A) through (H) in the past and is not currently engaging in such transactions. The Company has in place and maintains internal policies and procedures that are reasonably designed to ensure the foregoing.

(d)                                 The Company has no Knowledge of, and has not been advised of, or has any reason to believe (because of the Company’s Home Mortgage Disclosure Act data for the year ended December 31, 2016, filed with the OCC, or otherwise) that any facts or circumstances exist, which would cause the Company to be deemed not to be in compliance with the CRA, the Money Laundering Laws, any economic or trade sanctions programs administered by OFAC or the U.S. Department of State, the Information Security Requirements. No action, suit or proceeding by or before any Governmental Authority or any arbitrator involving the Company with respect to the Money Laundering Laws, any economic or trade sanctions administered by OFAC or the U.S. Department of State or the Information Security Requirements is pending or, to the Knowledge of the Company, threatened.

3.32                        Transactions with Affiliates. There are no outstanding amounts payable to or receivable from, or advances by the Company to, and the Company is not otherwise a creditor or debtor to, any stockholder owning 5% or more of the outstanding Company Common Stock, director, employee or Affiliate (as defined in Section 9.3) of the Company, other than as part of the normal and customary terms of such persons’ employment or service as a director with the Company. The Company is not a party to any transaction or agreement with any of its respective Affiliates, stockholders owning 5% or more of the outstanding Company Common Stock, directors or executive officers or any material transaction or agreement with any employee other than executive officers. All agreements between the Company and any of its Affiliates comply, to the extent applicable, with Regulation W of the FRB.

3.33                        Brokers; Opinion of Financial Advisor. No action has been taken by the Company that would give rise to any valid claim against the Company for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, except in connection with the engagement of Keefe, Bruyette and Woods, Inc. (the “Financial Advisor”) by the Company. The fee payable to the Financial Advisor in connection with the transactions contemplated by this Agreement is described in an engagement letter between the Company and the Financial Advisor, a complete and correct copy of which has been previously provided to Buyer. The Company’s Board has received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of the Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the factors, limitations and assumptions set forth therein, the Merger Consideration to be received by holders of Company Common Stock is fair, from a financial point of view, to such holders.

3.34                        No Inducement or Reliance; Independent Assessment. The Company acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, operations, clients, assets, liabilities, properties and prospects of Buyer and Buyer Bank. In making its determination to enter into this Agreement and to proceed with the Merger, the Company has relied solely upon (a) the results of its own independent investigation, including any investigation conducted by a Company Representative, and (b) the representations and warranties of Buyer and Buyer Bank expressly set forth in Article IV of this Agreement and any certificate delivered pursuant to this Agreement, as qualified by the Buyer Disclosure Schedule. The Company acknowledges and agrees that such representations and warranties by Buyer and Buyer Bank constitute the sole and exclusive representations and warranties of Buyer and Buyer Bank to the Company in connection with this Agreement and the Merger, and the Company understands, acknowledges, and agrees that it is not relying and has not relied on any other representation, warranty, statement or information made or provided by Buyer or Buyer Bank, or by any of their respective stockholders or any of their Affiliates, or by any Company Representative, or, of any kind or nature, express or implied (including, but not limited to, any relating to the future or historical financial condition, results of operations, clients, assets, liabilities, properties or prospects of Buyer or Buyer Bank), whether made before or after the date of this Agreement, and if any such other representation, statement or information was made or provided it is specifically disclaimed by Buyer or Buyer Bank.

ARTICLE IV  —  REPRESENTATIONS AND WARRANTIES
OF BUYER AND BUYER BANK

4.1                               Making of Representations and Warranties.

(a)                                 As a material inducement to the Company to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer and Buyer Bank hereby make to the Company the representations and warranties contained in this Article IV, subject to the standards established by Section 9.1.

(b)                                 On or prior to the date hereof, Buyer and Buyer Bank have delivered to the Company a schedule (the “Buyer Disclosure Schedule”) listing, among other things, items the disclosure of which is necessary or appropriate in relation to any or all of its representations and warranties; provided, however, that (a) no such item is required to be set forth on the Buyer Disclosure Schedule as an exception to a representation or warranty if its absence is not reasonably likely to result in the related representation or warranty being untrue or incorrect under the standards established by Section 9.1, and (b) the mere inclusion of an item in the Buyer Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Buyer that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Buyer Material Adverse Effect. Any disclosure made with respect to a section of Article IV shall be deemed to qualify any other section of Article IV specifically referenced or cross-referenced or that contains sufficient detail to enable a reasonable Person to recognize the relevance of such disclosure to such other sections.

4.2                               Organization, Standing and Authority.

(a)                                 Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer is registered with the FRB as a bank holding company within the meaning of the BHCA and meets the applicable requirements for qualification as such under the BHCA and the regulations of the FRB promulgated thereunder. Buyer is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to so qualify has not had and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect (as defined in Section 9.3). Each of Buyer’s Subsidiaries has been duly organized and qualified under the laws of the jurisdiction of its organization and is duly qualified to do business and in good standing in the jurisdiction where its ownership or leasing of property or the conduct of its business requires such Subsidiary to be so qualified, except where the failure to so qualify has not had and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect. Buyer owns, directly or indirectly, all of the issued and outstanding equity securities of each of its Subsidiaries.

(b)                                 Buyer Bank is a savings bank duly organized and validly existing under the laws of the Commonwealth of Massachusetts. Buyer Bank’s deposits are insured by the FDIC to the fullest extent permitted by law. Buyer Bank is a member in good standing of the Federal Home Loan Bank of Boston. Buyer Bank engages only in activities (and holds properties only of the types) permitted by the FDIA and Massachusetts law and the rules and regulations of the FRB and the Massachusetts Commissioner of Banks promulgated thereunder.

4.3                               Capitalization. As of the date hereof, the authorized capital stock of Buyer consists of 200,000,000 shares of Buyer Common Stock, of which 76,651,039 shares are outstanding. The outstanding shares of Buyer’s capital stock are validly issued, fully paid and nonassessable with no personal liability attaching to the ownership thereof, and subject to no preemptive rights or similar rights (and were not issued in violation of any preemptive or similar rights). The shares of Buyer Common Stock to be issued in the Merger have been duly and validly reserved for issuance, and when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of any preemptive or similar rights.

4.4                               Corporate Power. Each of Buyer and Buyer Bank has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, subject to the receipt of Regulatory Approvals.

4.5                               Corporate Authority. This Agreement and the transactions contemplated hereby have been authorized by all necessary action by each of Buyer and Buyer Bank and no action is required of the stockholders of Buyer or Buyer Bank with respect to any of the transactions contemplated hereby except with respect to Buyer Bank, to obtain the approval of Buyer, as sole stockholder of Buyer Bank, of the Merger. Each of Buyer and Buyer Bank has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement is a legal, valid and binding agreement of each of Buyer and Buyer Bank, enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity).

4.6                               Non-Contravention.

(a)                                 Subject to the receipt of the Regulatory Approvals, and the required filings under federal and state securities laws and applicable stock exchange rules, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Merger) by Buyer and Buyer Bank do not and will not (i) constitute a breach or violation of, or a default under, result in a right of termination, or the acceleration of any right or obligation under, any law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement of Buyer, Buyer Bank or of any of their Subsidiaries or to which Buyer, Buyer Bank or any of their Subsidiaries, properties or assets is subject or bound, (ii) constitute a breach or violation of, or a default under the organizational documents of Buyer or Buyer Bank, or (iii) require the consent or approval of any third party or Governmental Authority under any such law, rule, regulation, judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement.

(b)                                 As of the date hereof, Buyer and Buyer Bank have no Knowledge of any reasons why (i) all of the Regulatory Approvals shall not be procured from the applicable

Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement or (ii) why any Burdensome Condition would be imposed.

4.7                               Certificate of Incorporation; Bylaws. Buyer has made available to the Company a complete and correct copy of its Certificate of Incorporation and Bylaws, each as amended to date, of Buyer. Buyer Bank has made available to the Company a complete and correct copy of its Articles of Organization and Bylaws. Buyer and Buyer Bank are not in violation of any of the terms of their organizational documents.

4.8                               Compliance with Laws. Buyer and each of its Subsidiaries:

(a)                                 has been for at least the past three years and is in compliance with all applicable federal, state and local statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting their businesses, including, without limitation, all Finance Laws, and all other applicable fair lending laws and other laws relating to discriminatory business practices. In addition, there is no pending or, to the Knowledge of Buyer, threatened charge by any Governmental Authority that any of Buyer and its Subsidiaries has violated, nor any pending or, to the Knowledge of Buyer, threatened investigation by any Governmental Authority with respect to possible violations of, any applicable Finance Laws;

(b)                                 has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to the Knowledge of Buyer, no suspension or cancellation of any of them is threatened; and

(c)                                  has received, since January 1, 2014, no notification or communication from any Governmental Authority (i) asserting that Buyer or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces, (ii) threatening to revoke any license, franchise, permit, or governmental authorization, (iii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, federal deposit insurance or (iv) failing to approve any proposed acquisition, or stating its intention not to approve acquisitions, proposed to be effected by Buyer within a certain time period or indefinitely (nor, to the Knowledge of Buyer, do any grounds for any of the foregoing exist).

4.9                               Litigation.

(a)                                 Except as set forth on Schedule 4.9 of the Buyer Disclosure Schedule, no litigation, claim, suit, investigation or other proceeding before any court, governmental agency or arbitrator is pending against Buyer or any of its Subsidiaries or has been pending at any time in the past three years, and, to the Knowledge of Buyer, (i) no litigation, claim, suit, investigation or other proceeding has been threatened and (ii) there are no facts which would reasonably be expected to give rise to such litigation, claim, suit, investigation or other proceeding.

(b)                                 Neither Buyer nor any of its Subsidiaries nor any of their respective properties is a party to or is subject to any assistance agreement, board resolution, order, decree, supervisory agreement, memorandum of understanding, condition or similar arrangement with, or a commitment letter or similar submission to, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of Buyer or any of its Subsidiaries. Neither Buyer nor any of its Subsidiaries has been subject to any order or directive by, or been ordered to pay any civil money penalty by, or has been since January 1, 2014, a recipient of any supervisory letter from, or since January 1, 2014, has adopted any board resolutions at the request of, any Governmental Authority that currently regulates in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly-situated bank or financial holding companies or their subsidiaries.

(c)                                  Neither Buyer nor any of its Subsidiaries, has been advised by a Governmental Authority that it will issue, or has Knowledge of any facts which would reasonably be expected to give rise to the issuance by any Governmental Authority or has Knowledge that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, board resolution, memorandum of understanding, supervisory letter, commitment letter, condition or similar submission.

4.10                        SEC Documents; Financial Reports; and Regulatory Reports.

(a)                                 Buyer’s Annual Report on Form 10-K, as amended through the date hereof, for the fiscal year ended December 31, 2016 (the “Buyer 2016 Form 10-K”), and all other reports, registration statements, definitive proxy statements or information statements required to be filed or furnished by Buyer or any of its Subsidiaries subsequent to January 1, 2014 under the Securities Act, or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (collectively, the “Buyer SEC Documents”), with the U.S. Securities and Exchange Commission (the “SEC”), and all of the Buyer SEC Documents filed with the SEC after the date hereof, in the form filed or to be filed, (i) complied or will comply as to form with the applicable requirements under the Securities Act or the Exchange Act (each as defined in Section 9.3), as the case may be, and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such Buyer SEC Document (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which such balance sheet relates as of its date, and each of the statements of income and changes in stockholders’ equity and cash flows or equivalent statements in such Buyer SEC Documents (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of the entity or entities to which such statement relates for the periods to which it relates, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited financial statements.

(b)                                 Buyer maintains internal controls which provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Buyer, (iii) access to assets of Buyer is permitted only in accordance with management’s authorization, (iv) the reporting of assets of Buyer is compared with existing assets at regular intervals, and (v) assets and liabilities of Buyer are recorded accurately in Buyer’s financial statements.

(c)                                  Since January 1, 2014, Buyer and its Subsidiaries have duly filed with the FRB, the OCC, the FDIC and any other applicable Governmental Authority, in correct form the reports required to be filed under applicable laws and regulations and such reports were complete and accurate and in compliance with the requirements of applicable laws and regulations.

4.11                        Absence of Certain Changes or Events. Except as disclosed in the Buyer SEC Documents filed or furnished prior to the date hereof, or as otherwise expressly permitted or expressly contemplated by this Agreement, since December 31, 2016, there has been no change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of Buyer or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

4.12                        Regulatory Capitalization. Buyer Bank is, and immediately after the Effective Time will be, “well capitalized,” as such term is defined in the Prompt Corrective Action rules promulgated by the FRB. Buyer is, and immediately after the Effective Time will be, a “well capitalized” bank holding company as such term is defined in the rules and regulations promulgated by the FRB.

4.13                        CRA, Anti-money Laundering and Customer Information Security.

(a)                                 Neither Buyer nor any of its Subsidiaries is a party to any agreement with any individual or group regarding matters related to the CRA. Buyer Bank is in compliance with all applicable requirements of the CRA, has a CRA rating of not less than “satisfactory” in its most recently completed exam, has received no material criticism from regulators with respect to discriminatory lending practices, and to the Knowledge of Buyer, there are no conditions, facts or circumstances that could reasonably be expected to result in a CRA rating of less than “satisfactory” or material criticism from regulators or consumers with respect to discriminatory lending practices.

(b)                                 Buyer and each of its Subsidiaries, including Buyer Bank, is in compliance, and in the past has complied with, all applicable laws relating to the prevention of money laundering of any Governmental Authority applicable to it or its property or in respect of its operations, including all applicable financial record-keeping, know-your-customer and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended from time to time, including by the USA PATRIOT Act, and the Money Laundering Laws. The Board of Directors of Buyer Bank has adopted and Buyer Bank has implemented a written anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental

Authority and that meets the requirements of Sections 352 and 326 and all other applicable provisions of the USA PATRIOT Act and the regulations thereunder.

(c)                                  None of (i) Buyer, (ii) any Subsidiary of Buyer, (iii) any Person on whose behalf Buyer or any Subsidiary of Buyer is acting, or (iv) to Buyer’s Knowledge, any Person who directly or indirectly beneficially owns securities issued by Buyer or any Subsidiary of Buyer, is (A) named on the most current list of “Specially Designated Nationals” published by OFAC or the most recent Consolidated Sanctions List published by OFAC, (B) otherwise a country, territory or Person that is the target of sanctions administered by OFAC or the U.S. Department of State, (C) a Person engaged, directly or indirectly, in any transactions or other activities with any country, territory or Person prohibited by OFAC, (D) a Person that resides or has a place of business in a country or territory named on such lists or which is designated as a Non-Cooperative Jurisdiction by the Financial Action Task Force on Money Laundering, (E) a “Foreign Shell Bank” within the meaning of the USA PATRIOT Act, (F) a Person that resides in, or is organized under the laws of, a jurisdiction designated by the Secretary of the Treasury under Section 311 or Section 312 of the USA PATRIOT Act as warranting special measures due to money laundering concerns, (G) a Person that is designated by the Secretary of the Treasury as warranting such special measures due to money laundering concerns or (H) a Person that otherwise appears on any U.S.-government provided list of known or suspected terrorists or terrorist organizations. Neither Buyer and nor any of its Subsidiaries, including Buyer Bank, has engaged in transactions of any type with any party described in clauses (A) through (H) in the past and neither Buyer nor any of its Subsidiaries, including Buyer Bank, is currently engaging in such transactions. Buyer and its subsidiaries, including Buyer Bank, have in place and maintain internal policies and procedures that are reasonably designed to ensure the foregoing.

(d)                                 Buyer is in compliance with the Privacy Requirements, and 12 C.F.R. part 208, Appendix D-2, and 201 C.M.R. 17.00. The Board of Directors of Buyer Bank has adopted and Buyer Bank has implemented a written information security program that meets the requirements of applicable law.

(e)                                  Buyer has no Knowledge of, and none of Buyer and its Subsidiaries has been advised of, or has any reason to believe (because of Buyer Bank’s Home Mortgage Disclosure Act data for the year ended December 31, 2016, filed with the FDIC, or otherwise) that any facts or circumstances exist, which would cause Buyer or any Subsidiary of Buyer, including Buyer Bank to be deemed not to be in compliance with the CRA, the Money Laundering Laws, any economic or trade sanctions programs administered by OFAC or the U.S. Department of State, 12 C.F.R. part 208, Appendix D-2, or 201 C.M.R. 17.00. No action, suit or proceeding by or before any Governmental Authority or any arbitrator involving Buyer or its Subsidiaries, including Buyer Bank, with respect to the Money Laundering Laws, any economic or trade sanctions administered by OFAC or the U.S. Department of State, the Privacy Requirements, 12 C.F.R. part 208, Appendix D-2, or 201 C.M.R. 17.00 is pending or, to the knowledge of Buyer, threatened.

4.14                        Brokers. No action has been taken by Buyer or any of its Subsidiaries that would give rise to any valid claim against Buyer for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement.

4.15                        Deposit Insurance. The deposits of Buyer Bank are insured by the FDIC in accordance with the FDIA to the fullest extent permitted by law, and Buyer Bank has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of Buyer, threatened.

4.16                        Investment Securities. Each of Buyer and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of Buyer or its Subsidiaries. Such securities are valued on the books of Buyer in accordance with GAAP. Buyer and its Subsidiaries and their respective businesses employ investment, securities, risk management and other policies, practices and procedures which Buyer believes are prudent and reasonable in the context of such businesses. Buyer and its Subsidiaries have complied with the requirements of Section 13 of the BHCA and the Volcker Rule and neither Buyer nor any of its Subsidiaries will be required to divest securities during the Volcker Rule conformance period.

4.17                        Sufficient Funds. Buyer has, and will have as of the Closing, sufficient funds to consummate the transactions contemplated by this Agreement, subject to the terms and conditions of this Agreement.

4.18                        Employees and Benefit Plans. Each of the employee benefit plans (within the meaning of Section 3(3) of ERISA) established, maintained and/or contributed by Buyer and Buyer Bank has been administered in accordance with its terms and applicable law in all material respects.

4.19                        Certain Actions. Neither Buyer nor any of its Subsidiaries or Affiliates has taken or agreed to take any action, and to the Knowledge of Buyer, there are no facts or circumstances, that are reasonably likely to (a) prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or (b) materially impede or delay receipt of the Regulatory Approvals.

4.20                        No Inducement or Reliance; Independent Assessment. Each of Buyer and Buyer Bank acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, operations, clients, assets, liabilities, properties and prospects of the Company. In making its determination to enter into this Agreement and to proceed with the Merger, each of Buyer and Buyer Bank has relied solely upon (a) the results of its own independent investigation, including any investigation conducted by any Buyer Representative, and (b) the representations and warranties of the Company expressly set forth in Article III of this Agreement and any certificate delivered pursuant to this Agreement, as qualified by the Company Disclosure Schedule. Each of Buyer and Buyer Bank acknowledge and agree that such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company to Buyer and Buyer Bank in connection with this Agreement and the Merger, and each of Buyer and Buyer Bank understands, acknowledges, and agrees that it is not relying and has not relied on any other representation, warranty, statement or information made or provided by the Company, or by any of the Company stockholders or any of their Affiliates, or by any Buyer Representative, or, of any kind or nature, express or implied (including, but not limited to, any relating to the future or historical financial condition, results of operations, clients, assets, liabilities, properties or prospects of the Company), whether made before or after the date of this Agreement, and if any such other representation, statement or information was made or provided it is specifically disclaimed by the Company.

ARTICLE V - COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1                               Company Forbearances. From the date hereof until the Effective Time, except as set forth on the Company Disclosure Schedule or as expressly contemplated by this Agreement, without the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed), the Company will not:

(a)                                 Ordinary Course. Conduct its business other than in the ordinary and usual course consistent with past practice, or fail to use all commercially reasonable efforts to preserve intact its business organizations and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action that would reasonably be expected to (i) adversely affect the ability of any party to obtain any necessary approval of any Governmental Authority required for the transactions contemplated hereby, or (ii) adversely affect the Company’s ability to perform any of its material obligations under this Agreement.

(b)                                 Stock. (i) Other than pursuant to Company Stock Options, stock based awards, or Company Stock Warrants outstanding as of the date hereof, issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of stock, any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock options or stock appreciation rights, or any other rights to subscribe for or acquire shares of stock, or take any action related to such issuance or sale, (ii) enter into any agreement with respect to the foregoing, (iii) except pursuant to Section 2.8 of this Agreement, accelerate the vesting of any Company Stock Options, Company Stock Warrants, stock appreciation rights or other rights to subscribe for or acquire shares of stock, (iv) change (or establish a record date for changing) the number of, or provide for the exchange of, shares of its stock, any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock appreciation rights, or any other rights to subscribe for or, other than with respect to shares withheld for tax purposes upon the vesting of restricted stock awards or performance share awards or tendered to pay withholding taxes or in payment of the exercise price of stock options, acquire shares of stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to its outstanding stock or any other such securities, or (v) grant or approve any preemptive or similar rights with respect to any shares of Company Common Stock.

(c)                                  Dividends, Etc. (i) Make, declare or pay any dividend on or in respect of, or declare or make any distribution on, any shares of stock, or (ii) directly or indirectly combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock (other than with respect to shares withheld for tax purposes upon the vesting of restricted stock awards or performance share awards or tendered to pay withholding taxes or in payment of the exercise price of stock options).

(d)                                 Compensation; Employment Agreements; Etc. Enter into or amend any employment, severance, retention, change-in-control or similar agreements or arrangements with any of its directors, officers, employees or consultants, grant any salary or wage increase, increase any employee benefit, or make any incentive or bonus payments, except for (i) normal increases in compensation to employees in the ordinary course of business consistent with past practice; provided, however, that such increases do not exceed five percent (5%) on an individual basis, (ii) as may be required by law, (iii) to satisfy contractual obligations existing as of the date hereof and disclosed on Schedule 3.20 of the Company Disclosure Schedule, or (iv) bonus payments in the ordinary course of business consistent with past practices, provided that such payments or increases pursuant to this Section 5.1(d) shall not exceed the aggregate amounts set forth on Schedule 5.1(d).

(e)                                  Benefit Plans. Except (i) as may be required by applicable law or this Agreement or (ii) to satisfy contractual obligations existing as of the date hereof and disclosed on Schedule 3.14 of the Company Disclosure Schedule or Section 6.10(c) of the Buyer Disclosure Schedule, enter into, establish, adopt or amend any Company Employee Program or any other pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any director, officer or other employee of the Company, including, without limitation, taking any action that accelerates the vesting or exercise of any benefits payable thereunder.

(f)                                   Company Employees. Hire any member of senior management or other key employee, elect to any office any person who is not a member of the Company’s management team as of the date of this Agreement or elect to the Company Board any person who is not a member of the Company Board as of the date of this Agreement, except for (i) the hiring of at-will employees having a title of manager or lower to replace employees of the Company that cease to be employed by the Company after the date hereof, and only at an annual rate of salary for such replacement employees not to exceed $80,000 or (ii) as set forth on Schedule 5.1(f) of the Company Disclosure Schedule.

(g)                                  Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to the Company taken as a whole.

(h)                                 Governing Documents. Amend its Articles of Association or Bylaws (or equivalent documents).

(i)                                     Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the assets, business, securities, deposits or properties of any other entity.

(j)                                    Capital Expenditures. Except for any emergency repairs to real or personal property owned by Company, notice of which shall be provided to Buyer 48 hours prior to such repairs, make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $25,000 individually, or $100,000 in the aggregate.

(k)                                 Contracts. Enter into or terminate any Company Material Contract or amend or modify in any material respect any Company Material Contract.

(l)                                     Claims. Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which the Company is a party, which settlement or similar agreement involves payment by the Company of any amount which exceeds $10,000 individually or $25,000 in the aggregate and/or would impose any material restriction on the business of the Company after the Effective Time, or waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations in any material respect; provided, however, that the foregoing shall not apply to any stockholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, or any other action, suit, proceeding, order or investigation relating to the transactions contemplated hereby or that would reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied.

(m)                             Banking Operations. Enter into any new material line of business; change its material lending, investment, underwriting, risk and asset liability management and other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority; introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements; or file any application or make any contract with respect to branching or site location, or branching or site relocation or closure.

(n)                                 Derivative Transactions. Enter into any Derivative Transactions.

(o)                                 Indebtedness. Incur, modify, extend or renegotiate any indebtedness for borrowed money (other than deposits, federal funds purchased, Federal Home Loan Bank advances, and securities sold under agreements to repurchase, in each case in the ordinary course of business consistent with past practice), prepay any indebtedness or other similar arrangements so as to cause the Company to incur any prepayment penalty thereunder, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than in the ordinary course of business consistent with past practice.

(p)                                 Investment Securities. Acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) (i) any debt security or equity investment of a type or in an amount not in accordance with the Company’s investment policy or (ii) any other debt security other than in accordance with the Company’s investment policy, or restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or in accordance with the Company’s investment policy.

(q)                                 Loans. (i) Make, increase or purchase any Loan (which for purposes of this Section 5.1(q) shall include both funded and unfunded commitments) if, as a result of such action, the total commitment to the borrower and the borrower’s Affiliates would equal or exceed $5,300,000; (ii) make, increase or purchase any fixed-rate Loan with pricing below the lesser of (A) 4.25% or (B) the Federal Home Loan Bank classic advance rate for like terms plus 210 basis points; or (iii) renegotiate, renew, increase, extend, modify or purchase any existing Loan rated “special mention” or lower by the Company Bank in an amount equal to or greater than $500,000.

(r)                                    Investments in Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice); or foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting a Phase I environmental assessment of the property that satisfies the requirements of the all appropriate inquiries standard of CERCLA, or foreclose or take a deed or title to any real estate if such environmental assessment indicates the presence of Hazardous Material.

(s)                                   Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by changes in laws or regulations or by GAAP.

(t)                                    Tax Matters. Make or change any material Tax election, change an annual accounting period, adopt or change any material accounting method, file any material amended Tax Return, fail to timely file any material Tax Return, enter into any material closing agreement, settle or compromise any material liability with respect to Taxes, agree to any material adjustment of any Tax attribute, surrender any material right to claim a refund of Taxes, consent to any material extension or waiver of the limitation period applicable to any Tax claim or assessment, or take any other similar action relating to the filing of any material Tax Return or the payment of any material Tax. For purposes of this Section 5.1(t), “material” shall mean affecting or relating to $50,000 or more of taxable income.

(u)                                 Loan Policies. Change its loan policies or procedures in effect as of the date hereof, except as required by any Governmental Authority.

(v)                                 Adverse Actions. (i) Knowingly take any action that would, or would be reasonably likely to, (a) prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or (b) materially impede or delay receipt of any Regulatory Approval; or (ii) take any action that is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article VII not being satisfied, or (z) a material violation of any provision of this Agreement.

(w)                               Agreements. Resolve, agree or commit to do anything prohibited by this Section 5.1.

5.2                               Forbearances of Buyer and Buyer Bank. From the date hereof until the Effective Time, except as set forth on the Buyer Disclosure Schedule or as expressly contemplated by this Agreement, without the prior written consent of the Company, Buyer and Buyer Bank will not, and will cause each of their respective Subsidiaries not to (i) knowingly take any action that would, or would be reasonably likely to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) knowingly take any action that would, or would be reasonably likely to, materially impede or delay receipt of any Regulatory Approval, or (iii) take any action that is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article VII not being satisfied, or (z) a material violation of any provision of this Agreement.

ARTICLE VI - ADDITIONAL AGREEMENTS

6.1                               Stockholder Approval.

(a)                                 Company Stockholder Approval. Following the execution of this Agreement, the Company shall, in consultation with Buyer, take all action necessary to convene a Company Meeting as promptly as practicable (and in any event within 45 days following the time when the Registration Statement (as defined in Section 6.2(a)) becomes effective).

(i)                                     The Company shall ensure that the Company Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by the Company in connection with the Company Meeting are solicited in compliance with the National Bank Act, the Articles of Association and Bylaws of the Company, and all other applicable legal requirements. The Company shall keep Buyer updated with respect to the proxy solicitation results in connection with the Company Meeting as reasonably requested by Buyer. The Company shall not adjourn or postpone the Company Meeting unless requested by Buyer or with Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed in the event that such adjournment or postponement is required to (i) allow additional time to solicit proxies if, as of the time for which the Company Meeting is scheduled, (A) there are insufficient shares of Company Common Stock present, either in person or by proxy, to constitute a quorum necessary to conduct the business of the Company Meeting (in which case, the Company shall use its reasonable best efforts to obtain a quorum as expeditiously as possible) or (B) there are insufficient shares of Company Common Stock present, either in person or by proxy, that have been or will be voted in favor of the Merger, this Agreement and the transactions contemplated hereby to constitute Company Stockholder Approval but the Company reasonably believes that it will be able to secure Company Stockholder Approval if the Company Meeting is so adjourned or postponed (in which case, the Company shall use its reasonable best efforts to solicit enough additional proxies sufficient to secure Company Stockholder Approval as expeditiously as possible and in any event not more than 15 Business Days), or (ii) to ensure that any required supplement or amendment to the Proxy Statement/Prospectus is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Meeting).

(ii)                                  Subject to Section 6.5 hereof, (i) the Company Board shall unanimously recommend that the Company’s stockholders vote to approve the Merger, this Agreement and the transactions contemplated hereby and any other matters required to be approved by the Company’s stockholders for consummation of the Merger and the transactions contemplated hereby (the “Company Recommendation”), and (ii) the Proxy Statement/Prospectus shall include the Company Recommendation.

(b)                                 Solicitation of Proxies. Subject to the provisions of Section 6.5 hereof, the Company shall use its reasonable best efforts to solicit from the Company’s stockholders proxies in favor of this Agreement and the transactions contemplated hereby and shall take all other action necessary or advisable to secure the Company Stockholder Approval.

6.2                               Registration Statement.

(a)                                 Buyer and the Company agree to cooperate in the preparation of a registration statement on Form S-4 (the “Registration Statement”) to be filed by Buyer with the SEC in connection with the issuance of Buyer Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of the Company constituting a part thereof (the “Proxy Statement/Prospectus”) and all related documents). Each of Buyer and the Company agree to use its reasonable best efforts to cause the Registration Statement to be filed with the SEC within 45 days after the date hereof and to be declared effective by the SEC as promptly as reasonably practicable after the filing thereof. The Company agrees to cooperate with Buyer and Buyer’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from the Company’s independent registered public accounting firm and other representatives, as applicable, in connection with the Registration Statement and the Proxy Statement/Prospectus. After the Registration Statement is declared effective under the Securities Act, the Company, at its expense, shall promptly mail the Proxy Statement/Prospectus to its stockholders.

(b)                                 Each of Buyer and the Company agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries (with respect to Buyer), directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement, the Proxy Statement/Prospectus or any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any Governmental Authority in connection with the transactions contemplated hereby. Each of Buyer and the Company agrees, as to itself and, with respect to Buyer, its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto, at the date of mailing to the Company’s stockholders and at the time of the Company Meeting, will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Each of Buyer and the Company further agrees that if it shall become aware, prior to the Company Meeting or, if later, the Election Deadline, of any information that would cause any of the statements in the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, it shall promptly inform the other party thereof and shall take the necessary steps to correct the Proxy Statement/Prospectus.

(c)                                  Buyer will advise the Company, promptly after Buyer receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Common Stock for offering or sale in any jurisdiction, of the initiation of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

6.3                               Press Releases. Buyer and the Company will issue a mutually agreed upon press release announcing this Agreement and the transactions contemplated hereby and will not issue any press release or make any public statement or other disclosure regarding this Agreement or the transactions contemplated hereby without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior consent of the other party (but after consultation with the other party, to the extent practicable), issue such press release or public statements as may be required by applicable law or the rules and regulations of any stock exchange.

6.4                               Access; Information.

(a)                                 Upon reasonable notice and subject to applicable laws relating to the exchange of information, the Company shall afford Buyer and its officers, employees, counsel, accountants, advisors and other authorized representatives (collectively, the “Buyer Representatives”), access, during normal business hours throughout the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records (including, without limitation, work papers of independent auditors), and to its officers, employees, accountants, counsel or other representatives, and, during such period, it shall furnish promptly to Buyer and the Buyer Representatives (i) a copy of each material report, schedule and other document filed with any Governmental Authority (other than reports or documents that the Company is not permitted to disclose under applicable law), and (ii) all other information concerning the business, properties and personnel of the Company as Buyer or any Buyer Representative may reasonably request. The Company shall not be required to provide access to or to disclose minutes or similar records of meetings of the board of directors or any committee that includes discussion any of the transactions contemplated by this Agreement or any information where such access jeopardizes the attorney client privilege of the institution in possession or control of such information or contravenes any law, rule, regulation, order, judgment or decree. Consistent with the foregoing, the Company agrees to make appropriate substitute disclosure arrangements under the circumstances in which the restrictions of the preceding sentence apply.

(b)                                 Buyer agrees to hold all information and documents obtained pursuant to this Section 6.4 in confidence (as provided in, and subject to the provisions of, the Confidentiality Agreement (as defined in Section 9.3), as if it were the party receiving the confidential information as described therein). No investigation by one party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to each party’s obligation to consummate the transactions contemplated by this Agreement. The terms of the Confidentiality Agreement shall remain in full force and effect until the Closing.

6.5                               No Solicitation.

(a)                                 The Company shall not, and shall cause its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents of the Company (collectively, the “Company Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Buyer) any information or data with respect to the Company or otherwise relating to an Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which the Company is a party; or (iv) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Any violation of the foregoing restrictions by any of the Company Representatives, whether or not such Company Representative is so authorized and whether or not such Company Representative is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of this Agreement by the Company. The Company shall, and shall cause each of the Company Representatives to, (i) immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal, and (ii) as soon as practicable after the date hereof, request the prompt return or destruction of all confidential information made available by the Company or on its behalf during the past fourteen months in connection with any actual or potential Acquisition Proposal.

For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from Buyer), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving the Company; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of the Company representing, in the aggregate, 15% or more of the assets of the Company on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 15% or more of the votes attached to the outstanding securities of the Company; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 15% or more of any class of equity securities of the Company; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

(b)                                 Notwithstanding Section 6.5(a), prior to the date of the Company Meeting, the Company may take any of the actions described in clause (ii) of Section 6.5(a) if, but only if, (i) the Company has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of this Section 6.5; (ii) the Company Board determines in good faith, (A) after consultation with its outside legal counsel and its independent financial advisor, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) after consultation with its outside legal counsel, that it is required to take such actions to comply with the fiduciary standard of conduct required of the Company Board under applicable law and the Company’s Bylaws; (iii) the Company has provided Buyer with at least twenty-four hours’ prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to the Company or otherwise relating to an Acquisition Proposal, the Company receives from such Person a confidentiality agreement with terms not materially less favorable to the Company than those contained in the Confidentiality Agreement. In addition, if the Company receives an Acquisition Proposal that constitutes or is reasonably expected to result in a Superior Proposal and the Company has not breached any of the covenants set forth in this Section 6.5, then the Company, or any Company Representative may, with the prior approval of the Company Board at a duly called meeting, contact the Person who has submitted (and not withdrawn) such Acquisition Proposal, or any of such Person’s representatives, solely (i) to clarify the terms and conditions of such Acquisition Proposal and (ii) if such Acquisition Proposal initially is made orally, to direct such Person to submit the Acquisition Proposal to the Company confidentially in writing. The Company shall promptly provide to Buyer any non-public information regarding the Company provided to any other Person which was not previously provided to Buyer, such additional information to be provided no later than the date of provision of such information to such other party.

For purposes of this Agreement, “Superior Proposal” shall mean any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an Acquisition Transaction on terms that the Company Board determines in its good faith judgment, after consultation with outside legal counsel and its independent financial advisor (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Company Common Stock or all, or substantially all, of the assets of the Company; (ii) would result in a transaction that (A) involves consideration to the holders of the shares of Company Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to the Company’s stockholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and which proposal is not conditioned upon obtaining financing and (B) is, in light of the other terms of such proposal, more favorable to the Company’s stockholders than the Merger and the transactions contemplated by this Agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

(c)                                  The Company shall promptly (and in any event within 24 hours) notify Buyer in writing if any inquiries, proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, the Company or the Company Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such inquiry, proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such inquiry, proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications)). The Company agrees that it shall keep Buyer informed, on a reasonably current basis (and in any event within 24 hours), of the status and terms of any material developments with respect to such inquiry, proposal, offer, information request, negotiations or discussions (including, in each case, any amendments or modifications thereto). The Company shall provide Buyer and Buyer Bank with at least 24 hours’ prior notice of any meeting of the Company Board at which the Company Board is reasonably expected to consider any Acquisition Proposal.

(d)                                 Neither the Company Board nor any committee thereof shall (i) withdraw, qualify, amend, modify or withhold, or propose to withdraw, qualify, amend, modify or withhold, in a manner adverse to Buyer in connection with the transactions contemplated by this Agreement (including the Merger), the Company Recommendation, fail to reaffirm the Company Recommendation within five Business Days following a request by Buyer, or make any statement, announcement or release, in connection with the Company Meeting or otherwise, inconsistent with the Company Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Company Recommendation); (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause the Company to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.5(b)) or (B) requiring the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(e)                                  Notwithstanding Section 6.5(d), prior to the date of the Company Meeting, the Company Board may withdraw, qualify, amend or modify the Company Recommendation (a “Company Subsequent Determination”) after the fifth Business Day following Buyer’s receipt of a written notice (the “Notice of Superior Proposal”) from the Company advising Buyer that the Company Board has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 6.5) constitutes a Superior Proposal if, but only if, (i) the Company Board has reasonably determined in good faith, after consultation with outside legal counsel, that it is required to take such actions to comply with the fiduciary standard of conduct required of the Company Board under applicable law and the Company’s Bylaws, (ii) during the five Business Day period after receipt of the Notice of Superior Proposal by Buyer (the “Notice Period”), the Company and the Company Board shall have cooperated and negotiated in good faith with Buyer to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable the Company to proceed with the Company Recommendation without a Company Subsequent Determination; provided, however, that Buyer shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement and (iii) at the end of the Notice Period, after taking into account any such adjusted, modified or amended terms as may have been proposed by Buyer since its receipt of such Notice of Superior Proposal, the Company Board has again in good faith made the determination (A) in clause (i) of this Section 6.5(e) and (B) that such Acquisition Proposal constitutes a Superior Proposal. In the event of any material revisions to the Superior Proposal, the Company shall be required to deliver a new Notice of Superior Proposal to Buyer and again comply with the requirements of this Section 6.5(e), except that the Notice Period shall be reduced to three Business Days.

(f)                                   Notwithstanding any Company Subsequent Determination, this Agreement shall be submitted to the Company’s stockholders at the Company Meeting for the purpose of voting on, the approval of this Agreement and the transactions contemplated hereby (including the Merger) and nothing contained herein shall be deemed to relieve the Company of such obligation; provided, however, that if the Company Board shall have made a Company Subsequent Determination, then the Company Board may submit this Agreement to the Company’s stockholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded), in which event the Company Board may communicate the basis for its lack of a recommendation to the Company’s stockholders in the Proxy Statement/Prospectus or an appropriate amendment or supplement thereto. In addition to the foregoing, the Company Board shall not submit to the vote of its stockholders any Acquisition Proposal other than the Merger at the Company Meeting.

6.6                               Takeover Laws. No party shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws, as applicable, and each party shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Laws, as now or hereafter in effect, that purports to apply to this Agreement or the transactions contemplated hereby.

6.7                               Shares Listed. Prior to the Effective Time, to the extent required by NASDAQ, Buyer shall file a notice of additional listing of shares with NASDAQ with respect to the shares of Buyer Common Stock to be issued to the holders of the Company Common Stock in the Merger.

6.8                               Regulatory Applications; Filings; Consents. Buyer, its Subsidiaries and the Company shall cooperate and use their respective reasonable best efforts (a) to promptly prepare all documentation, effect all filings and obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, including, without limitation, the Regulatory Approvals, and (b) to comply with the terms and conditions of such permits, consents, approvals and authorizations; provided, however, that in no event shall Buyer be required to (i) agree to any prohibition, limitation, condition or other requirement which would (A) prohibit or materially limit the ownership or operation by the Company, or by Buyer or any of its Subsidiaries, of all or any material portion of the business or assets of the Company or Buyer or any of its Subsidiaries, (B) compel Buyer or any of its Subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company or Buyer or any of its Subsidiaries, or (C) compel Buyer or any of its Subsidiaries to take any action, or commit to take any action, or agree to any condition or request, if the prohibition, limitation, condition or other requirement described in clauses (A)-(C) of this sentence would have a material adverse effect on the future operation by Buyer and its Subsidiaries of their business, taken as a whole, or (ii) agree to any condition or make any commitment that (A) is not comparable in any material respect to those imposed in connection with comparable transactions in the United States and that would not be reasonably foreseeable based upon publicly available information or discussions or communications prior to the date of this Agreement involving Buyer or any of its Subsidiaries and any regulatory authority and (B) would have a material adverse effect on the future operation by Buyer and its Subsidiaries of their business, taken as a whole ((i) and (ii) together, the “Burdensome Conditions”). Provided that the Company has cooperated as required above, Buyer agrees to use reasonable best efforts to file the requisite applications or notices to be filed by it with the FRB and the OCC within 45 days after the date hereof. Each of Buyer and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other parties hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other parties reasonably apprised of the status of material matters relating to completion of the transactions contemplated hereby.

6.9                               Indemnification; Directors’ and Officers’ Insurance.

(a)                                 Buyer agrees that all rights to indemnification and all limitations of liability existing in favor of any director or officer of the Company (the “Indemnified Parties”) as provided in the Company’s Articles of Association or Bylaws or as provided in applicable law as in effect as of the date hereof with respect to matters occurring on or prior to the Effective Time shall survive the Merger, subject to applicable law.

(b)                                 Prior to the Closing, the Company shall purchase an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage for the Company’s directors and officers in a form acceptable to the Company which shall provide such directors and officers with coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms at least as favorable to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company, so long as the aggregate cost is not more than 200% of the annual premium currently paid by the Company for such insurance (the “Premium Limit”). In the event that the Premium Limit is insufficient for such coverage, the Company may enter into an agreement to spend up to that amount to purchase such lesser coverage as may be obtained with such amount.

(c)                                  In the event Buyer or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Buyer shall assume the obligations set forth in this Section 6.9.

(d)                                 The provisions of this Section 6.9 are intended to be for the benefit of, and to grant third party rights to, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.10                        Employees and Benefit Plans.

(a)                                 This Agreement is not intended to provide to any employee of the Company with a right to continuing employment after the Effective Time, and the employees of the Company shall become employees at will of Buyer Bank. From and for, at least, the 12 month period after the Effective Time, Buyer agrees to provide the employees of the Company who remain employed after the Effective Time (collectively, the “Company Employees”) with at least the types and levels of employee benefits comparable in the aggregate to those then maintained by Buyer, for similarly-situated employees of Buyer and on terms no less favorable than provided to such employees. Buyer will treat, and cause its applicable Employee Programs to treat, the service of the Company Employees with the Company as service rendered to Buyer or any of its Subsidiaries for purposes of eligibility to participate, vesting and for level of benefits (but not for benefit accrual under any defined benefit plan) attributable to any period before the Effective Time. Without limiting the foregoing, but subject to the terms and conditions of Buyer’s applicable Employee Programs, Buyer shall take commercially reasonable efforts to cause the Company’s employees to receive credit for their prior service for eligibility and vesting purposes in Buyer’s 401(k) plan and for purposes of determining the length of vacation, sick time, paid time off and severance under Buyer’s applicable plan or policy. Buyer shall also provide that the Company’s employees shall not be treated as “new” employees for purposes of any exclusions under any health or similar plan of Buyer for a pre-existing medical condition to the extent that any such exclusion did not apply under a health or similar plan of the Company immediately prior to the Effective Time, and to provide that any deductibles, co-payments or out-of-pocket expenses paid under any of the Company’s health plans shall be credited towards deductibles, co-payments or out-of-pocket expenses under Buyer’s health plans upon delivery to Buyer of appropriate documentation, subject to the terms and conditions of the applicable Employee Program. Notwithstanding any of the foregoing to the contrary, none of the provisions contained herein shall operate to duplicate any benefit provided to any Company Employee or the funding of any such benefit.

(b)                                 Notwithstanding anything to the contrary contained herein, Buyer shall have sole discretion with respect to the determination as to whether or when to terminate, merge or continue any employee benefit plans and programs of the Company. Notwithstanding the foregoing, unless a Company Employee affirmatively terminates coverage (or causes coverage to terminate) under a Company health plan prior to the time such Company Employee becomes eligible to participate in a health plan of Buyer or Buyer’s Subsidiary, no coverage of any of the Company Employees or their dependents shall terminate under any of the Company health plans prior to the time such Company Employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees of Buyer or any Buyer Subsidiary and their dependents.

(c)                                  From and after the Effective Time, Buyer agrees to cause the Surviving Bank to honor and continue to be obligated to perform, in accordance with their terms, all contractual rights of current and former employees of the Company existing as of the date hereof and listed in Schedule 6.10(c).

(d)                                 If requested by Buyer, the Company shall terminate its 401(k) plan effective as of the day prior to the Effective Time (but contingent upon the occurrence thereof) and adopt all required compliance amendments pursuant to written resolutions, the form and substance of which shall be reasonably satisfactory to Buyer. If the Company 401(k) plan is terminated, Buyer agrees to permit participants in the Company 401(k) plan who are Company Employees to roll over their account balances and outstanding loan balances from such plan to Buyer’s 401(k) plan, and such Company Employees who satisfy the eligibility requirements of Buyer’s 401(k) plan (taking into account credit for prior years of service with the Company pursuant to Section 6.10(a), other than for purposes of profit-sharing contribution) shall be eligible to immediately participate in Buyer’s 401(k) plan.

(e)                                  Buyer agrees to honor the severance guidelines attached as Schedule 6.10(e) in connection with the termination of employment of any Company Employee, other than an employee who is a party to an employment agreement, change in control agreement or other separation agreement that provides a benefit on a termination of employment, whose employment is terminated involuntarily (other than for Cause, as defined in Schedule 6.10(e)) within one year following the Effective Time. Any such terminated Company Employee shall receive a lump sum severance payment from Buyer in such amounts, at such times, and upon such conditions as set forth on said Schedule.

(f)                                   Buyer shall designate, in consultation with the Company, certain employees of the Company not subject to change of control agreements who will be entitled to receive a retention bonus from Buyer Bank in the event such employee remains an employee of Buyer as of the Closing Date and/or through a post-Closing transition period reasonably determined by Buyer, including systems conversion, if applicable. The maximum aggregate amount of such retention bonuses payable to all such designated employees shall be $50,000 and the allocation and timing of payment of each such bonus will be determined by Buyer, in consultation with the Company. Buyer shall communicate the amount and terms of the retention bonus not more than 30 days after the date hereof.

(g)                                  From the date hereof through the Closing, the Company shall, and shall cause its applicable Affiliates to, provide Buyer with reasonable access (at reasonable times, upon reasonable notice and in a manner that will not materially interfere with the normal operations of the Company) to the (i) employees of the Company and (ii) the Company’s human resources personnel and personnel records (to the extent not prohibited by Applicable Law) for purposes of (A) facilitating an orderly transition of such employees from and after the Closing, (B) making announcements concerning, and preparing for the consummation of, the transactions contemplated by this Agreement, and (C) engaging, communicating or meeting with and/or presenting to such employees on either an individual or group basis with respect to matters related to their prospective continued employment with Buyer on and after the Closing. The Company and Buyer shall use reasonable best efforts to consult with each other, and will consider in good faith each other’s advice, prior to sending any notices or other communication materials to the employees of the Company regarding this Agreement, the Merger or the effects thereof on the employment, compensation or benefits of such employees and, in any case, any such notice or communication materials shall comply with applicable law.

(h)                                 Notwithstanding the foregoing, nothing contained in this Section 6.10 shall (i) be treated as an amendment of any particular Employee Program or any other employee benefit plan, program, policy, agreement or arrangement or (ii) give any third party, including any Company Employee, any former employee of the Company or any beneficiary representative thereof, any right to enforce the provisions of this Section 6.10. Nothing contained in this Agreement is intended to (x) confer upon any Company Employee or any other Person any right to continued employment after the Effective Time or (y) prevent Buyer or any of its Affiliates from amending, modifying or terminating any Employee Program or any other employee benefit plan, program, policy, agreement or arrangement.

6.11                        Notification of Certain Matters. Each of Buyer and the Company shall give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any condition set forth in Article VII not being satisfied, or (b) notwithstanding the standards set forth in Section 9.1, would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein. No such notice by Buyer or the Company shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to Buyer’s or the Company’s obligations to consummate the transactions contemplated by this Agreement.

6.12                        Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than 15 days after the end of each calendar month ending after the date of this Agreement, the Company shall furnish to Buyer (a) consolidated financial statements (including balance sheets, statements of operations and stockholders’ equity) of the Company as of and for such month then ended, (b) internal management financial control reports showing actual financial performance against plan and previous period and (c) any reports provided to the Company Board or any committee thereof relating to the financial performance and risk management of the Company.

6.13                        Confidentiality Agreement. The terms of the Confidentiality Agreement shall remain in full force and effect until the Closing.

6.14                        Certain Tax Matters. During the period from the date of this Agreement to the Effective Time, the Company shall: (a) timely file (taking into account any extensions of time within which to file) all Tax Returns required to be filed by it, and such Tax Returns shall be prepared in a manner reasonably consistent with past practice; (b) timely pay all Taxes shown as due and payable on such Tax Returns that are so filed; (c) establish an accrual in its books and records and financial statements in accordance with past practice for all Taxes payable by it for which a Tax Return is due prior to the Effective Time; and (d) promptly notify Buyer of any suit, claim, action, investigation, proceeding or audit pending against or with respect to the Company in respect of any Tax matter, including, without limitation, Tax liabilities and refund claims.

6.15                        Certain Litigation. The Company shall provide Buyer prompt written notice of, and the opportunity to participate at its own expense in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Buyer’s prior written consent.

6.16                        Classified Loans. The Company shall promptly after the end of each quarter after the date hereof and upon Closing provide Buyer with a complete and accurate list, including the amount, of all Classified Loans.

6.17                        Leases. Upon request of Buyer, the Company shall use commercially reasonable efforts to obtain an estoppel from any third-party under a lease, sublease or ground lease to which the Company is a party, in the form attached to such lease, sublease or ground lease, or if no such form is attached, in a form as Buyer may reasonably request.

6.18                        Reasonable Best Efforts. Subject to the terms and conditions of this Agreement (including, without limitation, Section 6.8), each of the parties to the Agreement agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, so as to permit consummation of the transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in Article VII hereof, and shall cooperate fully with the other parties hereto to that end.

6.19                        Reorganization. Neither the Company, on the one hand, nor Buyer or Buyer Bank, on the other hand, shall take or cause to be taken any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

ARTICLE VII - CONDITIONS TO CONSUMMATION OF THE MERGER

7.1                               Conditions to Each Party’s Obligations to Effect the Merger. The obligations of each of the parties to consummate the Merger is conditioned upon the satisfaction at or prior to the Effective Time of each of the following conditions:

(a)                                 Company Stockholder Vote. The Merger, this Agreement and the transactions contemplated hereby shall have been approved by the requisite affirmative vote of two-thirds of the stockholders of the Company at the Company Meeting in accordance with all applicable laws.

(b)                                 Regulatory Approvals; No Burdensome Condition. All Regulatory Approvals required to consummate the transactions contemplated hereby, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired. None of such Regulatory Approvals shall impose any term, condition or restriction upon Buyer or any of its Subsidiaries that Buyer reasonably determines is a Burdensome Condition. All conditions to the Regulatory Approvals have been satisfied or waived.

(c)                                  No Injunction, Etc. No order, decree or injunction of any court or agency of competent jurisdiction shall be in effect, and no law, statute or regulation shall have been enacted or adopted, that enjoins, prohibits, materially restricts or makes illegal consummation of any of the transactions contemplated hereby.

(d)                                 Effective Registration Statement. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority.

7.2                               Conditions to the Obligations of Buyer and Buyer Bank. The obligation of Buyer and Buyer Bank to consummate the Merger is also conditioned upon the satisfaction or waiver by Buyer and Buyer Bank, at or prior to the Effective Time, of each of the following conditions:

(a)                                 Representations, Warranties and Covenants of the Company. (i) Each of the representations and warranties of the Company contained herein shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though all such representations and warranties had been made on the Closing Date, except for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, in any case subject to the standard set forth in Section 9.1, and (ii) each and all of the agreements and covenants of the Company to be performed and complied with pursuant to this Agreement on or prior to the Closing Date shall have been duly performed and complied with in all material respects. Buyer shall have received a certificate, dated the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Company, to the effect that the conditions set forth in this Section 7.2(a) have been satisfied.

(b)                                 Tax Opinion Relating to the Merger. Buyer shall have received an opinion from Goodwin Procter LLP, dated as of the Closing Date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by such counsel of customary representation letters from each of Buyer and Buyer Bank, on the one hand, and the Company, on the other hand, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

(c)                                  Dissenters’ Rights. Holders of no more than ten percent (10%) of the outstanding shares of Company Common Stock are eligible to assert dissenters’ rights under the National Bank Act.

7.3                               Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is also conditioned upon the satisfaction or waiver by the Company, at or prior to the Effective Time, of each of the following conditions:

(a)                                 Representations, Warranties and Covenants of Buyer. (i) Each of the representations and warranties of Buyer and Buyer Bank contained herein shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though all such representations and warranties had been made on the Closing Date, except for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, in any case subject to the standard set forth in Section 9.1, and (ii) each and all of the agreements and covenants of Buyer and Buyer Bank to be performed and complied with pursuant to this Agreement on or prior to the Closing Date shall have been duly performed and complied with in all material respects. The Company shall have received a certificate, dated the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of Buyer, to the effect that the conditions set forth in this Section 7.3(a) have been satisfied.

(b)                                 Tax Opinion Relating to the Merger. The Company shall have received an opinion from Nutter McClennen & Fish LLP, dated as of the Closing Date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by such counsel of customary representation letters from each of Buyer and Buyer Bank, on the one hand, and the Company, on the other hand, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

ARTICLE VIII - TERMINATION

8.1                               Termination. This Agreement may be terminated, and the Merger and the transactions contemplated hereby may be abandoned:

(a)                                 by the mutual consent of Buyer and the Company in a written instrument;

(b)                                 by Buyer or the Company, in the event that the Merger is not consummated by June 30, 2018 (the “Outside Date”), except to the extent that the failure of the Merger to be consummated shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c)                                  by Buyer or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach or the Outside Date, if earlier, and such breach would entitle the non-breaching party not to consummate the transactions contemplated hereby under Article VII;

(d)                                 by Buyer or the Company, (i) in the event the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall (A) impose any term, condition or restriction upon Buyer or any of its Subsidiaries that Buyer reasonably determines is a Burdensome Condition, or (B) have been denied by final nonappealable action of such Governmental Authority, or (ii) any governmental entity of competent jurisdiction shall have issued a final nonappealable order, injunction or decree enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that subject to Section 6.8, the party seeking to terminate this Agreement shall have used its reasonable best efforts to have such order, injunction or decree lifted or to prevent such Burdensome Condition from being imposed;

(e)                                  by Buyer or the Company, if the Company Stockholder Approval shall not have been obtained at the Company Meeting;

(f)                                   by Buyer, if (i) the Company Board or any committee thereof (A) withdraws, qualifies, amends, modifies or withholds the Company Recommendation, fails to reaffirm the Company Recommendation within five Business Days following a request by Buyer, or makes any statement, announcement or release, in connection with the Company Meeting or otherwise, inconsistent with the Company Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal that is publicly announced, disclosed or otherwise communicated to Company stockholders shall be considered an adverse modification of the Company Recommendation), (B) materially breaches its obligation to call, give notice of, hold and/or commence the Company Meeting or to solicit proxies in favor of this Agreement under Section 6.1, (C) approves or recommends an Acquisition Proposal, (D) enters into (or causes the Company to enter into) any letter of intent, agreement in principle, acquisition or other agreement related to an Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.5(b)) or requiring the Company to abandon, terminate or fail to consummate the Merger or the other transactions contemplated hereby, or (E) resolves or otherwise determines to take, or announces an intention or proposes to take, any of the foregoing actions or (ii) there shall have been a material breach of Section 6.5 by the Company or any of the Company Representatives; or

(g)                                  by the Company, if the Company Board determines by a majority vote of the members of the entire Board, at any time during the two Business Day period commencing on the fifth Business Day prior to the Closing Date if both of the following conditions are satisfied:

(i)                                     the Buyer Market Value is less than $11.40 per share; and

(ii)                                  the quotient calculated by dividing the Buyer Market Value by $14.26 per share shall be less than the quotient calculated by dividing the Final Index Price by $3,593.12 per share, minus 0.20 (the “Index Ratio”).

If the Company elects to exercise its termination right pursuant to this Section 8.1(g), it shall give prompt written notice thereof to Buyer. During the two Business Day period commencing with its receipt of such notice, Buyer shall have the option to increase the Exchange Ratio, at its sole discretion, to (x) a quotient, the numerator of which is equal to the product of $14.26, the Exchange Ratio (as then in effect) and the Index Ratio, and the denominator of which is equal to the Buyer Market Value, or (y) the quotient determined by dividing $14.26 by the Buyer Market Value, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.80. If Buyer so elects, it shall give, within such five Business Day period, written notice to the Company of such election and the revised Exchange Ratio, whereupon no termination shall be deemed to have occurred pursuant to this Section 8.1(g) and this Agreement shall remain in full force and effect in accordance with its terms, except as the Exchange Ratio shall have been so modified.

For purposes of this Section 8.1(g), the following terms shall have the meanings indicated below:

(A)                               “Final Index Price” means the volume-weighted average of the daily volume-weighted price of the Index Group for the ten consecutive trading ending on the tenth Business Day prior to the Closing Date.

(B)                               “Index Group” means the NASDAQ Bank Index.

8.2                               Effect of Termination and Abandonment.

(a)                                 In the event of termination of this Agreement by either Buyer or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Buyer, Buyer Bank, the Company, any of their respective Subsidiaries (as applicable) or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that Sections 6.3 (Press Releases), 6.13 (Confidentiality Agreement) and 9.5 (Expenses) and this Section 8.2 and all other obligations of the parties specifically intended to be performed after the termination of this Agreement shall survive any termination of this Agreement; provided, however, that, notwithstanding anything to the contrary herein, none of Buyer, Buyer Bank or the Company shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

(b)                                 In the event this Agreement is terminated by Buyer pursuant to Section 8.1(f), the Company shall pay to Buyer an amount equal to $2,238,320 (the “Termination Fee”).

(c)                                  In the event that this Agreement is terminated by Buyer or the Company pursuant to Section 8.1(b) or Section 8.1(e) due to the failure to obtain the Company Stockholder Approval, and (i) an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board or senior management of the Company prior to the Company Meeting or prior to the date specified in Section 8.1(b), as applicable, and (ii) within 12 months of such termination, the Company shall have (x) consummated a transaction qualifying as an Acquisition Transaction or (y) entered into a definitive agreement with respect to an Acquisition Transaction, then the Company shall pay to Buyer an amount equal to the Termination Fee. For purposes of this Section 8.2(c), all references in the definition of Acquisition Transaction to “15%” shall instead refer to “50%.”

(d)                                 In the event that this Agreement is terminated by Buyer pursuant to Section 8.1(c), and (i) an Acquisition Proposal with respect to the Company shall have been announced, disclosed or otherwise communicated to the Company Board or senior management of the Company prior to any breach by the Company of any representation, warranty, covenant or other agreement giving rise to such termination by Buyer or during the cure period therefor provided in Section 8.1(c), and (ii) within 12 months of such termination, the Company shall have (x) consummated a transaction qualifying as an Acquisition Transaction or (y) entered into a definitive agreement with respect to an Acquisition Transaction, then the Company shall pay to Buyer an amount equal to the Termination Fee. For purposes of this Section 8.2(d), all references in the definition of Acquisition Transaction to “15%” shall instead refer to “50%.”

(e)                                  Any payment of the Termination Fee required to be made pursuant to this Section 8.2 shall be made not more than two Business Days after the date of the event giving rise to the obligation to make such payment. All payments under this Section 8.2 shall be made by wire transfer of immediately available funds to an account designated by Buyer.

(f)                                   Buyer and the Company acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Buyer would not have entered into this Agreement. Accordingly, if the Company fails promptly to pay any amount due pursuant to this Section 8.2 and, in order to obtain such payment, Buyer commences a suit which results in a judgment against the Company for the amount set forth in this Section 8.2, the Company shall pay to Buyer its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Termination Fee at the prime rate (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source) on the date such payment was required to be made.

ARTICLE IX - MISCELLANEOUS

9.1                               Standard. No representation or warranty of the Company contained in Article III or of Buyer or Buyer Bank contained in Article IV shall be deemed untrue or incorrect for any purpose under this Agreement, and no party hereto shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article III, in the case of the Company, or Article IV, in the case of Buyer or Buyer Bank, has had or would be reasonably likely to have a Company Material Adverse Effect or a Buyer Material Adverse Effect, respectively (disregarding for purposes of this Section 9.1 any materiality or Material Adverse Effect qualification contained in any representations or warranties other than in Section 3.12(i) and 4.11). Notwithstanding the immediately preceding sentence, the representations and warranties contained in (x) Sections 3.3(a) and 3.3(b) shall be deemed untrue and incorrect if not true and correct except to a de minimis extent, (y) Sections 3.4, 3.5, 3.6, 3.7(a)(ii), 3.14(k), 3.22, 3.33 and the first sentence of Section 3.2, in the case of the Company, and Sections 4.4, 4.5, 4.6(a)(ii), 4.14, the first two sentences of Section 4.2(a), the first two sentences of Section 4.2(b), and the last sentence of Section 4.3, in the case of Buyer, shall be deemed untrue and incorrect if not true and correct in all material respects and (z) Section 3.12(i), in the case of the Company, and 4.11, in the case of Buyer, shall be deemed untrue and incorrect if not true and correct in all respects.

9.2                               Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time, except for those agreements and covenants that expressly apply or are to be performed in whole or in part after the Effective Time.

9.3                               Certain Definitions.

(a)                                 As used in this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” shall mean, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Business Day” means Monday through Friday of each week, except any legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the Commonwealth of Massachusetts are authorized or obligated to close.

“Buyer Material Adverse Effect” shall mean any fact, change, event, development, effect or circumstance that, individually or in the aggregate, (a) are, or would reasonably be expected to be, materially adverse to the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of Buyer and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent Buyer or Buyer Bank from performing its obligations under this Agreement or consummating the transactions contemplated by this Agreement; provided, however, that notwithstanding the foregoing, the term Buyer Material Adverse Effect shall not include (i) any fact, change, event, development, effect or circumstance arising after the date hereof affecting banks or their holding companies generally or arising from changes in general business or economic conditions (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on Buyer and its Subsidiaries, taken as a whole); (ii) any fact, change, event, development, effect or circumstance resulting from any change in law, GAAP or regulatory accounting after the date hereof, which affects generally entities such as Buyer and its Subsidiaries, taken as a whole (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on Buyer and its Subsidiaries, taken as a whole); (iii) actions and omissions of Buyer and its Subsidiaries taken with the prior written consent of the Company in furtherance of the transactions contemplated hereby or otherwise permitted to be taken by Buyer under this Agreement; (iv) any fact, change, event, development, effect or circumstance resulting from the announcement of the transactions contemplated by this Agreement; (v) transaction expenses incurred by Buyer of a type and in an amount customary for transactions of this nature; (vi) any failure by Buyer to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Buyer Material Adverse Effect may be taken into account in determining whether there has been a Buyer Material Adverse Effect); and (vii) changes in the trading price or trading volume of Buyer Common Stock.

“Company Material Adverse Effect” shall mean any fact, change, event, development, effect or circumstance that, individually or in the aggregate, (a) are, or would reasonably be expected to be, materially adverse to the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of the Company, taken as a whole, or (b) would reasonably be expected to prevent the Company from performing its obligations under this Agreement or consummating the transactions contemplated by this Agreement; provided, however, that notwithstanding the foregoing, the term Company Material Adverse Effect shall not include (i) any fact, change, event, development, effect or circumstance arising after the date hereof affecting banks or their holding companies generally or arising from changes in general business or economic conditions (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on the Company, taken as a whole); (ii) any fact, change, event, development, effect or circumstance resulting from any change in law, GAAP or regulatory accounting after the date hereof, which affects generally entities such as the Company, taken as a whole (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on the Company taken as a whole); (iii) actions and omissions of the Company taken with the prior written consent of Buyer in furtherance of the transactions contemplated hereby or otherwise permitted to be taken by the Company under this Agreement; (iv) any fact, change, event, development, effect or circumstance resulting from the announcement of the transactions contemplated by this Agreement (except with respect to any representations and warranties of the Company that expressly address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby); (v) transaction expenses incurred by the Company of a type and in an amount customary for transactions of this nature; and (vi) any failure by the Company to meet any internal projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Confidentiality Agreement” shall mean the Confidentiality Agreement, dated as of September 12, 2016, by and between Buyer and the Company, as extended from time to time in accordance with its terms.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Authority” shall mean any U.S. or foreign federal, state or local governmental commission, board, body, bureau or other regulatory authority or agency, including, without limitation, courts and other judicial bodies, bank regulators, insurance regulators, applicable state securities authorities, the SEC, the IRS or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.

“IRS” means the Internal Revenue Service.

“Knowledge” shall mean, with respect to any fact, event or occurrence, (i) in the case of the Company, the actual knowledge after reasonable inquiry of one or more of those certain executive officers of the Company listed on Schedule 9.3(a)(i), or (ii) in the case of Buyer, the actual knowledge after reasonable inquiry of one or more of Buyer’s executive officers, all of whom are listed on Schedule 9.3(a)(ii).

“Person” or “person” shall mean any individual, bank, corporation, partnership, limited liability company, association, joint stock company, business trust or unincorporated organization.

“Regulatory Approvals” shall mean any approval, waiver or non-objection from any Governmental Authority necessary to consummate the Merger and the other transactions contemplated by this Agreement, including, without limitation, (a) the waiver or approval of the FRB and (b) the approval of the Massachusetts Commissioner of Banks.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Subsidiary” shall mean, when used with reference to a party, any corporation or organization, whether incorporated or unincorporated, of which such party or any other Subsidiary of such party is a general partner or serves in a similar capacity, or with respect to such corporation or other organization, at least 50% of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Tax” or “Taxes” shall mean (i) all taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, escheat, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority, whether disputed or not; and (ii) any liability for the payment of amounts with respect to payments of a type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group, or as a result of any obligation under any tax sharing arrangement or tax indemnity agreement.

“Tax Returns” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed with any Governmental Authority responsible for the administration of Taxes.

“Treasury Regulations” shall mean the Treasury regulations promulgated under the Code.

(b)                                 The following terms are defined elsewhere in this Agreement, as indicated below:

“Acquisition Proposal” shall have the meaning set forth in Section 6.5(a).

“Acquisition Transaction” shall have the meaning set forth in Section 6.5(a).

“Agreement” shall have the meaning set forth in the preamble to this Agreement.

“BHCA” shall have the meaning set forth in Section 3.26.

“BOLI” shall have the meaning set forth in Section 3.16.

“Burdensome Conditions” shall have the meaning set forth in Section 6.8.

“Business” shall have the meaning set forth in Section 3.18(g).

“Buyer” shall have the meaning set forth in the preamble to this Agreement.

“Buyer 2016 Form 10-K” shall have the meaning set forth in Section 4.10(a).

“Buyer Bank” shall have the meaning set forth in the Preamble to this Agreement.

“Buyer Cash Election” shall have the meaning set forth in Section 2.1(b).

“Buyer Common Stock” shall have the meaning set forth in Section 2.1(b).

“Buyer Disclosure Schedule” shall have the meaning set forth in Section 4.1(b).

“Buyer Election Deadline” shall have the meaning set forth in Section 2.1(b).

“Buyer Market Value” shall have the meaning set forth in Section 2.1(b).

“Buyer Representatives” shall have the meaning set forth in Section 6.4(a).

“Buyer SEC Documents” shall have the meaning set forth in Section 4.10(a).

“Cash Consideration” shall have the meaning set forth in Section 2.1(b).

“Cash Conversion Number” shall have the meaning set forth in Section 2.1(b).

“Cash Election” shall have the meaning set forth in Section 2.4(a).

“Cash Election Shares” shall have the meaning set forth in Section 2.4(a).

“Cash Settlement Election” shall have the meaning set forth in Section 2.8(b).

“Cash Settlement Payment” shall have the meaning set forth in Section 2.8(b).

“CERCLA” shall have the meaning set forth in Section 3.17(e).

“Certificate” shall have the meaning set forth in Section 2.2.

“Classified Loans” shall have the meaning set forth in Section 3.24(h).

“Closing” shall have the meaning set forth in Section 1.4.

“Closing Date” shall have the meaning set forth in Section 1.4.

“Code” shall have the meaning set forth in the recitals to this Agreement.

“Company” shall have the meaning set forth in the preamble to this Agreement.

“Company Balance Sheet” shall have the meaning set forth in Section 3.11(a).

“Company Board” shall have the meaning set forth in Section 2.8(a).

“Company Common Stock” shall have the meaning set forth in the recitals to this Agreement.

“Company Disclosure Schedule” shall have the meaning set forth in Section 3.1(b).

“Company Employee Programs” shall have the meaning set forth in Section 3.14(a).

“Company Employees” shall have the meaning set forth in Section 6.10(a).

“Company Financial Statements” shall have the meaning set forth in Section 3.11(a).

“Company Intellectual Property Assets” shall have the meaning set forth in Section 3.18(g).

“Company Loan Property” shall have the meaning set forth in Section 3.17(g).

“Company Material Contract” shall have the meaning set forth in Section 3.20(a).

“Company Meeting” shall have the meaning set forth in Section 1.9.

“Company Participation Facility” shall have the meaning set forth in Section 3.17(g).

“Company Property” shall have the meaning set forth in Section 3.17(a).

“Company Recommendation” shall have the meaning as set forth in Section 6.1(a)(ii).

“Company Representatives” shall have the meaning set forth in Section 6.5(a).

“Company Stock Option” shall have the meaning set forth in Section 2.8(a).

“Company Stock Warrant” shall have the meaning set forth in Section 2.8(b).

“Company Stockholder Approval” shall have the meaning as set forth in Section 1.9.

“Company Subsequent Determination” shall have the meaning set forth in Section 6.5(e).

“CRA” shall have the meaning set forth in Section 3.31.

“Derivative Transactions” shall have the meaning set forth in Section 3.28.

“Dissenters’ Rights Statute” shall have the meaning set forth in Section 1.9.

“Dissenting Shares” shall have the meaning set forth in Section 1.9.

“DGCL” shall have the meaning set forth in the recitals to this Agreement.

“Effective Time” shall have the meaning set forth in Section 1.2.

“Election Deadline” shall have the meaning set forth in Section 2.4(b).

“Election Form” shall have the meaning set forth in Section 2.4(a).

“Employee Program” shall have the meaning set forth in Section 3.14(l)(i).

“Environment” shall have the meaning set forth in Section 3.17(h).

“Environmental Laws” shall have the meaning set forth in Section 3.17(h).

“ERISA” shall have the meaning set forth in Section 3.14(l)(ii).

“ERISA Affiliate” shall have the meaning set forth in Section 3.14(l)(iv).

“Exchange Agent” shall have the meaning set forth in Section 2.6(a).

“Exchange Fund” shall have the meaning set forth in Section 2.6(a).

“Exchange Ratio” shall have the meaning set forth in Section 2.1(b).

“FDIA” shall have the meaning set forth in Section 3.30.

“FDIC” shall have the meaning set forth in Section 3.10(b).

“Final Index Price” shall have the meaning set forth in Section 8.1(g)(ii)(A).

“Finance Laws” shall have the meaning set forth in Section 3.9(a).

“Financial Advisor” shall have the meaning set forth in Section 3.33.

“FRB” shall have the meaning set forth in Section 3.10(b).

“Hazardous Material” shall have the meaning set forth in Section 3.17(h).

“Indemnified Parties” shall have the meaning set forth in Section 6.9(a).

“Index Group” shall have the meaning set forth in Section 8.1(g)(ii)(B).

“Index Ratio” shall have the meaning set forth in Section 8.1(g)(ii).

“Information Security Requirements” shall have the meaning set forth in Section 3.19.

“Initial Buyer Market Value” has the meaning set forth in Section 2.1(b).

“Intellectual Property Assets” shall have the meaning set forth in Section 3.18(g).

“IT Systems” shall have the meaning set forth in Section 3.18(h).

“Liens” shall have the meaning set forth in Section 3.13(a).

“Loans” shall have the meaning set forth in Section 3.24(a).

“Mailing Date” shall have the meaning set forth in Section 2.4(a).

“maintains” shall have the meaning set forth in Section 3.14(l)(iii).

“Marks” shall have the meaning set forth in Section 3.18(g).

“Merger” shall have the meaning set forth in the recitals to this Agreement.

“MGL” shall have the meaning set forth in the recitals to this Agreement.

“Merger Consideration” shall have the meaning set forth in Section 2.1(b).

“Money Laundering Laws” shall have the meaning set forth in Section 3.31(a).

“Multiemployer Plan” shall have the meaning set forth in Section 3.14(l)(v).

“NASDAQ” shall have the meaning set forth in Section 2.3.

“Net Exercise Election” shall have the meaning set forth in Section 2.8(b).

“Net Warrant Shares” shall have the meaning set forth in Section 2.8(b).

“New Certificates” shall have the meaning set forth in Section 2.6(a).

“Non-Election” shall have the meaning set forth in Section 2.4(a).

“Non-Election Shares” shall have the meaning set forth in Section 2.4(a).

“Notice of Superior Proposal” shall have the meaning set forth in Section 6.5(e).

“Notice Period” shall have the meaning set forth in Section 6.5(e).

“OCC” shall have the meaning set forth in Section 1.2.

“OFAC” shall have the meaning set forth in Section 3.31(c).

“Oil” shall have the meaning set forth in Section 3.17(h).

“Outside Date” shall have the meaning set forth in Section 8.1(b).

“Patents” shall have the meaning set forth in Section 3.18(g).

“Personal Data” shall have the meaning set forth in Section 3.19.

“Premium Limit” shall have the meaning set forth in Section 6.9(b).

“Privacy Requirements” shall have the meaning set forth in Section 3.19.

“Products” shall have the meaning set forth in Section 3.18(g).

“Proxy Statement/Prospectus” shall have the meaning set forth in Section 6.2(a).

“Registration Statement” shall have the meaning set forth in Section 6.2(a).

“SEC” shall have the meaning set forth in Section 4.10.

“Shortfall Number” shall have the meaning set forth in Section 2.4(c)(ii).

“Stock Consideration” shall have the meaning set forth in Section 2.1(b).

“Stock Conversion Number” shall have the meaning set forth in Section 2.1(b).

“Stock Election” shall have the meaning set forth in Section 2.4(a).

“Stock Election Number” shall have the meaning set forth in Section 2.4(a).

“Stock Election Shares” shall have the meaning set forth in Section 2.4(a).

“Superior Proposal” shall have the meaning set forth in Section 6.5(b).

“Surviving Bank” shall have the meaning set forth in Section 1.1.

“Takeover Laws” shall have the meaning set forth in Section 3.22.

“Termination Fee” shall have the meaning set forth in Section 8.2(b).

“Third Party Rights” shall have the meaning set forth in Section 3.18(c).

“Trade Secrets” shall have the meaning set forth in Section 3.18(g).

“Treasury Stock” shall have the meaning set forth in Section 2.1(a).

“USA PATRIOT Act” shall have the meaning set forth in Section 3.31(a).

“Warrant Election” shall have the meaning set forth in Section 2.8(b).

“Warrant Exercise Notice” shall have the meaning set forth in Section 2.8(b).

“Warrant Holder” shall have the meaning set forth in Section 2.8(b).

“Volcker Rule” shall have the meaning set forth in Section 3.26.

“Voting Agreement” shall have the meaning set forth in the recitals to this Agreement.

“Voting Agreement Stockholders” shall have the meaning set forth in the recitals to this Agreement.

9.4          Waiver; Amendment. Subject to compliance with applicable law, prior to the Effective Time, any provision of this Agreement may be (a) waived by the party intended to benefit by the provision, or (b) amended or modified at any time, by an agreement in writing between the parties hereto approved by their respective Boards of Directors and executed in the same manner as this Agreement; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of the Company, no amendment of this Agreement shall be made which by law requires further approval of the stockholders of the Company without obtaining such approval.

9.5          Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

9.6          Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, delivered by facsimile (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the other party hereto.

If to Buyer and Buyer Bank:

Brookline Bancorp, Inc. 131 Clarendon Street Boston, MA 02117
Attention:	Michael W. McCurdy, Esq.
Chief Risk Officer and General Counsel
Facsimile:	(617) 425-4661

With a copy to (which shall not constitute notice):

Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention:	Lisa R. Haddad, Esq.
Matthew Dyckman, Esq.
Facsimile:	(617) 523-1231

If to the Company, to:

First Commons Bank, N.A.
718 Beacon Street
Newton Centre, MA 02459
Attention:	Chairman, President and Chief Executive Officer
Facsimile:	(617) 243-4411

With a copy to (which shall not constitute notice):

Nutter McClennen & Fish LLP
155 Seaport Boulevard
Boston, MA 02210
Attention:	Michael K. Krebs, Esq.
Facsimile:	(617) 310-9000

9.7          Understanding; No Third Party Beneficiaries. Except for the Confidentiality Agreement, which shall remain in effect, this Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and supersedes any and all other oral or written agreements heretofore made. Except for Section 6.9 (Indemnification; Directors’ and Officers’ Insurance) and the right of Company stockholders to receive the Merger Consideration as set forth in Article II, nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.8          Assignability; Binding Effect. Prior to the Closing, this Agreement may not be assigned by Buyer or Buyer Bank without the written consent of the Company and no such assignment shall release Buyer of its obligations hereunder. After the Closing, Buyer’s rights and obligations hereunder shall be freely assignable. This Agreement may not be assigned by the Company without the prior written consent of Buyer. This Agreement shall be binding upon and enforceable by, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns, and except as expressly set forth herein, is not intended to confer upon any other person any rights or remedies hereunder.

9.9          Headings; Interpretation. The headings contained in this Agreement are for reference purposes only and are not part of this Agreement. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified. Words of number may be read as singular or plural, as required by context.

9.10        Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original. A facsimile copy or electronic transmission of a signature page shall be deemed to be an original signature page.

9.11        Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, without regard to the conflict of law principles thereof. Each of the parties hereto (a) hereby irrevocably and unconditionally consents to and submit itself to the exclusive jurisdiction of the Business Litigation Session of the Superior Court of the Commonwealth of Massachusetts, or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, the Superior Court of the Commonwealth of Massachusetts or the United States District Court for the District of Massachusetts (collectively, the “Massachusetts Courts”) in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined only in any such Massachusetts Courts, and (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Massachusetts Courts. Each of the parties hereto waives any defense or inconvenient forum to the maintenance of any action or proceeding so brought in any such Massachusetts Courts and waives any bond, surety or other security that might be required of any other party in any such Massachusetts Courts with respect thereto. To the extent permitted by applicable law, any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9.6. Nothing in this Section 9.11, however, shall affect the right of any party to serve legal process in any other manner permitted by law. EACH OF BUYER, BUYER BANK AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.12        Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled to seek (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction, without the posting of any bond, restraining such breach or threatened breach.

9.13        Entire Agreement. This Agreement, together with the Exhibits and Schedules hereto, the Confidentiality Agreement, the Voting Agreements and any documents delivered by the parties in connection herewith constitutes the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof.

9.14        Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal, or unenforceable in any respect by any court of competent jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable best efforts to substitute a valid, legal, and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

BROOKLINE BANCORP, INC.

By:	/s/ Paul A. Perrault
	Name:	Paul A. Perrault
	Title:	President and Chief Executive Officer

BROOKLINE BANK

By:	/s/ Darryl Fess
	Name:	Darryl Fess
	Title:	President and Chief Executive Officer

FIRST COMMONS BANK, N.A.

By:	/s/ Anthony G. Nuzzo
	Name:	Anthony G. Nuzzo
	Title:	Chairman, President and Chief Executive Officer

ANNEX B

SECTION 214A OF THE NATIONAL BANK ACT

214a. Procedure for conversion, merger, or consolidation; vote of stockholders

A national banking association may, by vote of the holders of at least two-thirds of each class of its capital stock, convert into, or merge or consolidate with, a State bank in the same State in which the national banking association is located, under a State charter, in the following manner:

(a)         Approval of board of directors; publication of notice of stockholders’ meeting; waiver of publication; notice by registered or certified mail

The plan of conversion, merger, or consolidation must be approved by a majority of the entire board of directors of the national banking association. The bank shall publish notice of the time, place, and object of the shareholders’ meeting to act upon the plan, in some newspaper with general circulation in the place where the principal office of the national banking association is located, at least once a week for four consecutive weeks: Provided, That newspaper publication may be dispensed with entirely if waived by all the shareholders and in the case of a merger or consolidation one publication at least ten days before the meeting shall be sufficient if publication for four weeks is waived by holders of at least two-thirds of each class of capital stock and prior written consent of the Comptroller of the Currency is obtained. The national banking association shall send such notice to each shareholder of record by registered mail or by certified mail at least ten days prior to the meeting, which notice may be waived specifically by any shareholder.

(b)         Rights of dissenting stockholders

A shareholder of a national banking association who votes against the conversion, merger, or consolidation, or who has given notice in writing to the bank at or prior to such meeting that he dissents from the plan, shall be entitled to receive in cash the value of the shares held by him, if and when the conversion, merger, or consolidation is consummated, upon written request made to the resulting State bank at any time before thirty days after the date of consummation of such conversion, merger, or consolidation, accompanied by the surrender of his stock certificates. The value of such shares shall be determined as of the date on which the shareholders’ meeting was held authorizing the conversion, merger, or consolidation, by a committee of three persons, one to be selected by majority vote of the dissenting shareholders entitled to receive the value of their shares, one by the directors of the resulting State bank, and the third by the two so chosen. The valuation agreed upon by any two of three appraisers thus chosen shall govern; but, if the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment as provided herein, such shareholder may within five days after being notified of the appraised value of his shares appeal to the Comptroller of the Currency, who shall cause a reappraisal to be made, which shall be final and binding as to the value of the shares of the appellant. If, within ninety days from the date of consummation of the conversion, merger, or consolidation, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party, cause an appraisal to be made, which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal, or the appraisal as the case may be, shall be paid by the resulting State bank. The plan of conversion, merger, or consolidation shall provide the manner of disposing of the shares of the resulting State bank not taken by the dissenting shareholders of the national banking association.

B-1

ANNEX C

September 20, 2017

The Board of Directors

First Commons Bank, National Association

718 Beacon Street

Newton Centre, MA 02459

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common shareholders of First Commons Bank, National Association (“First Commons”) of the Merger Consideration (as defined below) to be received by such shareholders in the proposed merger (the “Merger”) of First Commons with and into Brookline Bank (“Brookline Bank”), a wholly-owned subsidiary of Brookline Bancorp, Inc. (“Brookline”), pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among First Commons, Brookline and Brookline Bank. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), automatically by virtue of the Merger and without any action on the part of Brookline, First Commons, Brookline Bank or any holder of shares of common stock, par value $0.01 per share, of First Commons (“First Commons Common Stock”), each share of First Commons Common Stock issued and outstanding immediately prior to the Effective Time (other than Treasury Stock and Dissenting Shares (each as defined in the Agreement)) shall be converted into the right to receive a number of shares of common stock, par value $0.01 per share, of Brookline (“Brookline Common Stock,” and such number of shares of Brookline Common Stock, the “Stock Consideration”) equal to the quotient of (i) $16.70 divided by (ii) the Buyer Market Value (as defined in the Agreement), subject to adjustment (as to which we express no opinion) in the event that the Buyer Market Value is below $13.19 or above $15.33; provided that the Agreement provides that, at the election of Brookline and subject to the terms and limitations set forth in the Agreement, up to 50% of the aggregate amount of such shares of First Commons Common Stock may be converted into the right to receive $16.70 per share in cash (the “Cash Consideration”), in lieu of the Stock Consideration, and, in such event, the holders of First Commons Common Stock may elect to receive either the Stock Consideration or the Cash Consideration (subject to proration and reallocation as set forth in the Agreement, as to which we express no opinion). The Stock Consideration and the Cash Consideration, taken together, are referred to herein as the “Merger Consideration.” The terms and conditions of the Merger are more fully set forth in the Agreement.

KBW has acted as financial advisor to First Commons and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and in the case of Brookline further to an existing sales and trading relationship with a KBW affiliate), may from time to time purchase securities from, and sell securities to, First Commons and Brookline. In addition, as market makers in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of First Commons or Brookline for our and their own accounts and for the accounts of our and their respective customers

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The Board of Directors — First Commons Bank, National Association

September 20, 2017

and clients. We have acted exclusively for the board of directors of First Commons (the “Board”) in rendering this opinion and will receive a fee from First Commons for our services. A portion of our fee is payable upon the rendering of this opinion and a significant portion is contingent upon the successful completion of the Merger. In addition, First Commons has agreed to indemnify us for certain liabilities arising out of our engagement.

Other than in connection with this present engagement, in the past two years, KBW has not provided investment banking and financial advisory services to First Commons. In the past two years, KBW has not provided investment banking and financial advisory services to Brookline. We may in the future provide investment banking and financial advisory services to First Commons or Brookline and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of First Commons and Brookline and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated September 20, 2017 (the most recent draft made available to us); (ii) the audited financial statements for the four fiscal years ended December 31, 2016 of First Commons; (iii) the unaudited quarterly financial statements for the fiscal quarters ended March 31, 2017 and June 30, 2017 of First Commons; (iv) the audited financial statements and the Annual Reports on Form 10-K for the four fiscal years ended December 31, 2016 of Brookline; (v) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2017 and June 30, 2017 of Brookline; (vi) certain regulatory filings of First Commons, Brookline and Brookline Bank, including (as applicable) the semi-annual reports on Form FR Y-9SP and quarterly reports on Form FR Y-9C and quarterly call reports required to be filed with respect to each semi-annual period and quarter (as the case may be) during the four-year period ended December 31, 2016, the quarter ended March 31, 2017 and the quarter and semi-annual period ended June 30, 2017; (vii) certain other interim reports and other communications of First Commons and Brookline to their respective shareholders; and (viii) other financial information concerning the businesses and operations of First Commons and Brookline that was furnished to us by First Commons and Brookline or which we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of First Commons and Brookline; (ii) the assets and liabilities of First Commons and Brookline; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information for  Brookline and certain financial information for First Commons with similar information for certain other companies the securities of which are publicly traded; (v) financial and operating forecasts and projections of First Commons that were prepared by, and provided to us and discussed with us by, First Commons management and that were used and relied upon by us at the direction of such management and with the consent of the Board; (vi) publicly available consensus “street estimates” of Brookline (as adjusted to give effect to certain tax rate adjustments provided to us by Brookline management), as well as assumed long-term Brookline growth rates provided to us by Brookline management, all of which information was discussed with us by such management and used and relied upon by us based on such discussions, at the direction of First Commons management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Merger on Brookline (including, without limitation, the cost savings and related expenses expected to result from or be derived from the Merger) that were prepared by, and provided to and discussed with us by, the management of Brookline, and used and relied upon by us based on such discussions, at the direction of First Commons management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the

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The Board of Directors — First Commons Bank, National Association

September 20, 2017

banking industry generally. We have also participated in discussions that were held with the respective managements of First Commons and Brookline regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have considered the results of the efforts undertaken by First Commons, with our assistance, to solicit indications of interest from third parties regarding a potential transaction with First Commons.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of First Commons as to the reasonableness and achievability of the financial and operating forecasts and projections of First Commons referred to above (and the assumptions and bases therefor), and we have assumed that such forecasts and projections were reasonably prepared and represent the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have further relied, with the consent of First Commons, upon Brookline management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Brookline (as adjusted as described above), the assumed Brookline long-term growth rates, and the estimates regarding certain pro forma financial effects of the Merger on Brookline, all as referred to above (and the assumptions and bases for all such information, including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger), and we have assumed that all such information was reasonably prepared and represents, or in the case of the Brookline “street estimates” referred to above that such estimates (as adjusted) are consistent with, the best currently available estimates and judgments of Brookline management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated.

It is understood that the portion of the foregoing financial information of First Commons and Brookline that was provided to us was not prepared with the expectation of public disclosure, that all of the foregoing financial information, including the publicly available consensus “street estimates” of Brookline, is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of First Commons and Brookline and with the consent of the Board, that all such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either First Commons or Brookline since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for First Commons and Brookline are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of First Commons or Brookline, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of First Commons or

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The Board of Directors — First Commons Bank, National Association

September 20, 2017

Brookline under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed by us and referred to above) with no additional payments or adjustments to the Merger Consideration; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transaction and that all conditions to the completion of the Merger and any related transaction will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of First Commons, Brookline or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings and related expenses expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of First Commons that First Commons has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to First Commons, Brookline, the Merger and any related transaction, and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of First Commons Common Stock of the Merger Consideration to be received by such holders in the Merger.  We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction, including without limitation, the form or structure of the Merger (including the form of the Merger Consideration, the allocation thereof between cash and stock or the use of the Buyer Market Value to calculate the Stock Consideration) or any such related transaction, any consequences of the Merger or any such related transaction to First Commons, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. For purposes of our analyses, we have not incorporated previously-announced proposed changes to United States tax laws regarding corporate tax rates. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of First Commons to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by First Commons or the Board, (iii) the fairness of the amount or nature of any compensation to any of First Commons’ officers, directors or employees, or any class of such persons, relative to the compensation to the holders of First Commons Common Stock, (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of

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The Board of Directors — First Commons Bank, National Association

September 20, 2017

any class of securities of First Commons (other than the holders of First Commons Common Stock solely with respect to the Merger Consideration, as described herein and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of Brookline or any other party to any transaction contemplated by the Agreement, (v) any adjustment (as provided in the Agreement) to the Merger Consideration assumed to be paid in the Merger for purposes of our opinion, (vi) any election by Brookline to pay the Cash Consideration as provided in the Agreement, (vii) whether Brookline has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate amount of any Cash Consideration that Brookline elects to pay to the holders of First Commons Common Stock at the closing of the Merger, (viii) any election by holders of First Commons Common Stock to receive the Cash Consideration or the Stock Consideration, or any combination thereof, or any allocation among the holders of First Commons Common Stock between the Cash Consideration and the Stock Consideration (including, without limitation, any reallocation thereof as a result of proration pursuant to the Agreement), or the relative fairness of the Stock Consideration and any Cash Consideration, (ix) the actual value of Brookline Common Stock to be issued in the Merger, (x) the prices, trading range or volume at which Brookline Common Stock will trade following the public announcement of the Merger or following the consummation of the Merger, (xi) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, or (xii) any legal, regulatory, accounting, tax or similar matters relating to First Commons, Brookline, their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any related transaction, including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of First Commons Common Stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter (including, with respect to holders of First Commons Common Stock in the event that Brookline elects that a portion of the aggregate amount of the shares of First Commons Common Stock will be converted into the right to the Cash Consideration, what election any such shareholder should make with respect to the Cash Consideration or the Stock Consideration), nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of First Commons Common Stock in the Merger is fair, from a financial point of view, to such holders.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

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